

Received SEC

APR 11 2013

Washington, DC 20549





Vision. Strategy. Results.

The Allstate Corporation Notice of 2013 Annual Meeting, Proxy Statement and 2012 Annual Report









Allstate.
You're in good hands.

FELLOW SHAREHOLDERS,

Our purpose is to protect people from life's uncertainties and prepare them for the future. We accomplish this with a proactive approach to leading and adapting to change. In 2012, this resulted in improved financial results, progress in executing a consumer-focused strategy and excellence in governance and social responsibility. Shareholders benefited from this success with higher dividends, share repurchases and an increased share price. Overall, it was a very strong year for Allstate.

FINANCIAL HIGHLIGHTS

Revenues
($ billions)



Underlying and actual combined ratios*



UNDERLYING
ACTUAL

Operating income*
($ billions)



Net income per diluted share ($)



(2.81)

*For a definition of this term, please see the "Definitions of Non-GAAP Measures" on the first page following the proxy statement.

Excellent Operating Performance

Allstate's team of employees, agency owners and licensed sales professionals achieved all four key 2012 priorities:

- Maintaining auto profitability was central to having sufficient resources to compete aggressively, develop new products, expand support for local agencies and generate returns for shareholders. We EXCEEDED this goal with a property-liability underlying combined ratio* better than the prior year and the annual outlook range established for 2012.
- Improving returns in the homeowners and annuity businesses is essential to raise the overall corporate return on equity. We EXCEEDED the 2012 goal as the homeowners business had strong profitability, reflecting five years of hard work in combination with unusually good weather outside of catastrophes. The annuity business also improved due to good investment returns from limited partnerships, although current record low interest rates will continue to challenge future investment results.
- Growth is the lifeblood of longevity. The dramatic increases in severe weather since 2008 necessitated that we reduce the size of the homeowners business. However, in this past year, we established a goal to begin to grow insurance premiums. We EXCEEDED this goal through the acquisition of Esurance; policy growth in Encompass, Allstate Canada and Emerging Businesses; and higher average auto and homeowners premiums in the Allstate brand. Overall items in force in the Allstate agency customer segment declined, reflecting our strategy to improve overall homeowners returns and auto profitability in New York and Florida. Building a stronger base for growth remains a priority.
- Proactively managing investments and capital is critical to generating adequate risk-adjusted returns. Investment returns EXCEEDED expectations with a total return of 7.3 percent on a portfolio of $97 billion. Shareholders received more than $1.3 billion as a result of a 5 percent increase in the quarterly dividend and completion of a $1 billion share repurchase program.

Portfolio
($ billions)



Book value per diluted share ($)



Return on equity
(%)





ALLSTATE HELPS ME RECOVER FROM UNEXPECTED LOSSES

"This is why Allstate exists," said Allstate Chairman Tom Wilson after visiting New York and New Jersey after Sandy. Wilson praised the long hours put in by thousands of Allstate agency owners and employees, including Catastrophe Response Team members who went street-by-street to contact and help customers as quickly as possible.

$29 MILLION

donated to important causes by the Allstate Foundation, Allstate agency owners, employees and the corporation in 2012, including for Sandy relief and assistance.



MY LOCAL ALLSTATE AGENT KNOWS ME

To deliver for our customers, Allstate maintains a strong, personalized presence in local communities:

- 9,300 Allstate exclusive agencies operate in the United States.
- 20,000 licensed sales professionals are employed by Allstate agencies in the United States.
- Local agency owners can offer 24/7 service through our nationwide support network.
- Agency owners can offer more than two dozen products tailored to their customers' specific needs.
- Two-thirds of Allstate brand customers were offered policy reviews in 2012 to ensure they have the right insurance coverage.
- Agency owners supported more than 1,500 local causes through the $2 million Allstate Foundation "Allstate Agency Hands in the Community" grant program in 2012.

Executing a Consumer-Focused Strategy

Allstate's strategy is to provide unique and innovative offerings to the four segments of the consumer insurance market shown below.

On the left-hand side are consumers who prefer to get local advice and assistance as it relates to their insurance needs. On the right-hand side are those customers who feel comfortable dealing with insurance on their own. On the bottom half are people who value insurance and see a difference between the various brands in the marketplace. On the top half are brand-neutral consumers, who are more concerned about how insurance products can meet their needs than about brands.

More than 9,300 **Allstate** agency owners serve customers who prefer local advice and assistance under the Allstate brand. This represents approximately 90 percent of our business and a little less than half the insurance market. Allstate agencies know their customers. They provide personalized service and a broad set of competitively differentiated products and services. Agency owners help ensure customers use their hard-earned money to protect what matters most to them. Our plans include strengthening Allstate agencies, improving the customer experience and launching new innovative products.

Esurance was acquired in late 2011 to serve customers who are comfortable handling their own insurance needs but still see a difference among insurance companies. In the first full year of our ownership, this business has grown items in force by 31 percent and is on target to achieve the additional benefits that come from being a part of Allstate. Esurance will grow by expanding its target customer base and offering a broader set of products.

Encompass provides products to customers who want advice in handling



their insurance needs but see little difference among companies. These consumers typically utilize independent agents and often comparison shop between companies. Encompass has a unique packaged auto and home insurance policy that is targeted toward a somewhat more affluent household.

Answer Financial serves customers who also see little difference among insurance companies but handle their own transactions. Today, this is a small segment of the U.S. market.

Allstate is the only insurance company that serves all four segments of the consumer marketplace with unique customer offerings. Focusing our insurance expertise, innovative products and talented people on the specific needs of each segment will result in stronger competitive positions, satisfied customers and higher growth.

Excellent Governance

The Allstate board listens to shareholders, provides advice and counsel to management, promotes transparency and governs the corporation. This experienced team continued to perform at a high level, adapting its practices to ensure that shareholders are well represented, as highlighted in our letter in the annual proxy statement.

Improving Communities

Allstate continues to be a leading corporate citizen that improves communities throughout America. The Allstate Foundation, Allstate employees, agency owners, together with the corporation, invested $29 million in 2012 with more than 7,000 local organizations that help the less fortunate and address important causes. I am particularly proud of the involvement and sacrifices made by employees and agency personnel in times of crisis. After the East Coast was hit by Superstorm Sandy, local agencies and claims employees worked tirelessly, going door to door to let customers know we were there for them. Call center employees, technology experts and the entire organization also worked throughout the time of need. Disasters, however, don't always happen in bulk. Allstate is there for individual disasters as well – home fires, car accidents, and life's unexpected problems. Quite simply, Allstaters are heroes! This is who we are and what we do.

Commitment to Success

Allstate's continued success energizes us to build on a rich heritage, iconic brand and talented people. Our future will be even brighter as we continue to meet the unique needs of each customer segment, innovate and strengthen local Allstate agencies. The Allstate team will reach higher and compete harder to create value for customers, employees, agency owners and shareholders.



Thomas J. Wilson
Chairman, President and
Chief Executive Officer

April 10, 2013



ALLSTATE INNOVATES

We offer a variety of innovative products and features to help address consumers' changing needs:

- Drivewise® rewarded safe and low-mileage drivers with insurance discounts in 10 states at year-end 2012.
- The pay-for-use Good Hands® Roadside Assistance service has exceeded 850,000 members.
- Our Claim Satisfaction Guarantee™ promises a return of premium if an Allstate brand standard auto insurance customer is dissatisfied with the claims experience.
- Allstate House and Home® insurance provides customers with greater flexibility in their homeowners coverage.
- The innovative features of Your Choice Auto® insurance, launched seven years ago, continue to set the pace for the industry and be imitated by competitors.
- Allstate protects the motorcycle and its owner with features such as the Genuine Parts Guarantee and safety signage programs.

OUR FOUNDATION FOR SUCCESS
OUR SHARED VISION

Our Shared Vision provides the "why, how and what" behind everything we do at Allstate. It leverages our strengths while providing the roadmap for our continued success. Through this vision, we will truly put the customer at the center of everything we do. We will become an even more valuable company to our customers, associates, investors, our communities and society... a company with strong earnings potential and financial performance that sets the benchmark for our industry.



OUR PURPOSE
We are the Good Hands®: We help people realize their hopes and dreams through products and services designed to protect them from life's uncertainties and to prepare them for the future.

STRATEGIC VISION
To reinvent protection and retirement for the consumer.

OUR VALUES
- Honesty, caring and integrity
- Inclusive diversity
- Engagement
- Accountability
- Superior performance

CORPORATE GOAL
We will grow the value of our company for our customers, our associates, our shareholders, our communities and society.

OUR PRINCIPLES
- Put the customer at the center of all of our work and provide the products and services they need in ways they want them.
- Take an enterprise view of our people and processes and work as a single team to advance Allstate rather than our individual interests.
- Provide superior returns to shareholders by growing and leveraging risk and return trade-offs.
- Focus relentlessly on those few things that will provide the greatest impact.
- Execute well-considered decisions with precision and speed.
- Hire carefully, develop and inspire aggressively, manage respectfully, empower, reward and celebrate appropriately.
- Be a learning organization.

OUR OPERATING PRIORITIES
- Consumer focus
- Operational excellence
- Enterprise risk and return
- Capital management

The Allstate Corporation
2775 Sanders Road, Northbrook, IL 60062

April 10, 2013

To Our Stockholders,

Allstate's strong results in 2012 demonstrate the effectiveness of the strategies and operational changes put in place over the last five years to adapt to increased severe weather, low interest rates, global financial instability, and changing customer requirements. We appreciate the confidence shareholders have had in the company and want to recognize 38,000 Allstate employees, more than 9,300 Allstate agencies, and our senior leadership team for a job well done.

CORPORATE GOVERNANCE

Corporate governance is one of our board's most important areas of focus. We maintain an interactive dialogue with stockholders and governance organizations on key issues. Our chairman, Tom Wilson, met with proxy advisory firms and with investors representing more than a third of outstanding shares in 2012. Their feedback on many issues was reviewed by the relevant board committees. The results of their deliberations on certain of the key issues are as follows:

- **Board leadership structure.** Our shift from a rotating to a traditional lead director role in 2011 enhanced board effectiveness, and we're pleased with how H. John Riley, Jr. developed the role in its first year. We determined it would be in the best interests of Allstate and its stockholders for Mr. Riley to continue shaping the role as lead director for an additional year past his normal board retirement, which would otherwise occur in May 2013.

- **Limits on board service.** Our nominating and governance committee formalized a policy to limit the number of boards on which our directors may serve. You should expect us to continue to devote the time necessary to serve Allstate at an exemplary level. Directors who are active executives are limited to two public company boards and other directors are limited to five public company boards, in addition to Allstate in each case. This is in line with current corporate governance best practices. Our full policy is stated in our *Corporate Governance Guidelines.*

- **Director experience.** We reviewed concerns about service by Allstate directors on the boards of companies going through difficult times. We agreed that, in each individual case, the director capabilities were enhanced by dealing with the challenges facing these companies.

- **Board tenure limits.** We chose not to replace our retirement age policy with board tenure limits.

- **Social responsibility.** Allstate has been recognized for its commitment to corporate citizenship. We considered whether to expand our strong social and environmental policies and reporting practices and chose to continue with the annual report format initiated in 2012, which includes expenditures and the board's oversight role. Support for a proposal at last year's annual meeting to expand the report was relatively low at 9.96%.



Allstate.
You're in good hands.

Board Capabilities

We believe that the Board's most critical roles are strategic oversight, corporate governance, stockholder advocacy, and leadership. All of the directors have strong skills in these four areas based on their considerable professional experience and career successes. In addition, each director has unique expertise that enhances the board's ability to oversee Allstate's long-term success. Our collective expertise is based on each director's experience in operating businesses, working in relevant industries, serving in financial management roles, or overseeing executive compensation and succession planning. We invite you to review our individual biographies on pages 9-20. We further enhanced our board's capabilities by recruiting Kermit Crawford, President of the Walgreen Company pharmacy business, and Herbert Henkel, former Chairman and CEO of Ingersoll-Rand Company.

Executive Compensation

We made several changes to Allstate's executive compensation program for 2012, which are detailed in the compensation discussion and analysis on pages 25-39. We would like to highlight the following changes:

- **Performance stock awards.** We replaced time-based restricted stock awards with performance stock awards (PSAs). PSAs are earned upon achievement of future return on equity targets as outlined on pages 32-34.

- **CEO Compensation.** Mr. Wilson's target compensation was below the benchmark 50th percentile for the last several years. Based on improved business results, his continued tenure and experience as Allstate's CEO, and an independent compensation consultant's review of market and industry data, we increased Mr. Wilson's incentive compensation targets. The changes place Mr. Wilson's total target direct compensation opportunity at approximately the 50th percentile of our compensation peer group. The performance-based incentive compensation design requires strong corporate performance before Mr. Wilson's actual compensation increases. See pages 34-35 for more details on the adjustments to Mr. Wilson's compensation.

STRATEGY AND BUSINESS RESULTS

Allstate's strategy of providing differentiated products and services to the four consumer segments of the insurance market is working. The Property-Liability combined ratio improved from 2011 and as a result net income rose to $2.3 billion in 2012 from $787 million in 2011. The 2011 Esurance acquisition has rewarded Allstate with unit growth of 31% in the self-directed, brand-sensitive consumer segment. The investment portfolio generated a return of 7.3% despite the low interest rate environment. Return on equity increased 7.6 points to 11.9% in 2012, benefiting from good weather, continued strong auto profitability, and improved returns in the homeowners business. These results have been recognized by the market, giving Allstate stockholders a total return of 50% in 2012 and 44% over the past three years.

Finally, we wish to extend our gratitude to Joshua Smith and Jim Farrell for their 16 and 14 years, respectively, of outstanding service as Allstate directors. Their considerable expertise in strategy, board governance, and leadership development provided great insights in overseeing Allstate's strategy and performance. We wish them all the best in retirement.

The Allstate board is fully committed to fulfilling its fiduciary obligations to all stockholders. We are steadfast in our belief that Allstate's current business strategy will reward your continued support.

The Allstate Board of Directors





THE ALLSTATE CORPORATION
2775 Sanders Road
Northbrook, Illinois 60062-6127

April 10, 2013

Notice of 2013 Annual Meeting and Proxy Statement

Dear Stockholder:

Allstate's 2013 annual meeting of stockholders will be held on Tuesday, May 21, 2013, at 11:00 a.m. (CDT) at our offices in Northbrook, Illinois. Your vote on the issues being considered at this meeting is important to Allstate's continued success. This proxy statement contains the information you will need to make an informed decision on the election of directors and five governance proposals.

Your vote is important. Please vote as soon as possible by telephone, Internet, or mail, even if you plan to attend the meeting.

Sincerely,

Thomas J. Wilson
Chairman, President and Chief Executive Officer



Allstate.
You're in good hands.

Notice of 2013 Annual Meeting of Stockholders

When: Tuesday, May 21, 2013, at 11:00 a.m. Registration begins at 10:00 a.m.

Where: West Plaza Auditorium
Allstate
3100 Sanders Road
Northbrook, Illinois 60062

Items of Business:

1. To elect to the Board of Directors the 12 director nominees named in this proxy statement to serve until the 2014 annual meeting.
2. To provide an advisory vote on the compensation of the named executive officers as disclosed in this proxy statement.
3. To approve the 2013 equity incentive plan.
4. To ratify the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2013.
5. To consider a stockholder proposal on equity retention by senior executives, if properly presented.
6. To consider a stockholder proposal on reporting lobbying expenditures, if properly presented.

In addition, any other business properly presented may be acted upon at the meeting.

Who Can Vote: Holders of Allstate stock at the close of business on March 22, 2013.

Attending the Meeting: Stockholders who wish to attend the meeting in person should review the instructions on page 80.

Date of Mailing: Allstate began mailing its Notice of Internet Availability of Proxy Materials, proxy statement and annual report, and proxy card/voting instruction form to stockholders and to participants in its Allstate 401(k) Savings Plan on April 10, 2013.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 21, 2013. The Notice of 2013 Annual Meeting, Proxy Statement, and 2012 Annual Report and the means to vote by Internet are available at www.proxyvote.com.

By Order of the Board,



Mary J. McGinn
Secretary

April 10, 2013

Table of Contents

Proxy and Voting Information 1

Corporate Governance Practices 3
- Board meetings and committees 3
- Nomination process for Board election 5

Proposal 1. Election of Directors 8
- Director biographies 9
- Board leadership structure 21
- Board role in risk oversight 21
- Board role in management succession 21
- Board role in setting compensation 21
- Management participation in committee meetings 22
- Board attendance policy 23
- Communication with the Board 23
- Compensation committee interlocks and insider participation 23
- Related person transactions 23
- Nominee independence determinations 23

Proposal 2. Advisory vote on the executive compensation of the named executives 24

Executive Compensation 25
- Compensation Discussion and Analysis 25
- Compensation Committee Report 39
- Compensation Tables 40

Director Compensation 58
Security Ownership of Directors and Executive Officers 60
Security Ownership of Certain Beneficial Owners 61
Section 16(a) Beneficial Ownership Reporting Compliance 61
Proposal 3. Approval of 2013 equity incentive plan 62
Securities Authorized for Issuance Under Equity Compensation Plans 72
Proposal 4. Ratification of the Appointment of Independent Registered Public Accountant 73
Audit Committee Report 74

Other Items
- Stockholder proposals 75
- Stockholder proposals for the 2014 annual meeting 78
- Allstate 401(k) Savings Plan participants 79
- Proxy statement and annual report delivery 79
- Procedures for attending the annual meeting in person 80
- Proxy Solicitation 80

Appendices
- Appendix A — Categorical Standards of Independence A-1
- Appendix B — The Allstate Corporation 2013 Equity Incentive Plan B-1
- Appendix C — Policy regarding Pre-Approval of Independent Registered Public Accountant's Services C-1
- Appendix D — List of Executive Officers D-1

Proxy and Voting Information

WHO IS ASKING FOR YOUR VOTE AND WHY	The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board of Directors asks you to vote before the meeting, which allows your Allstate stock to be represented at the annual meeting by the proxies named on the proxy card/voting instruction form.
WHO CAN VOTE	You are entitled to vote if you were a stockholder of record at the close of business on March 22, 2013. On that date, there were 468,014,179 Allstate common shares outstanding and entitled to vote at the annual meeting.
HOW TO VOTE	If you hold shares in your own name as a registered stockholder, you may vote in person by attending the annual meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. **If you plan to attend the meeting in person, please see the instructions on page 80.** If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares. If you hold shares through the Allstate 401(k) Savings Plan, see the instructions on page 79. Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your vote by voting again by telephone, by Internet, in writing, or, if you are a registered stockholder, in person at the annual meeting.
CONFIDENTIALITY OF VOTES  Allstate® You're in good hands.	All proxies, ballots, and tabulations that identify the vote of a particular stockholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees. If you write a comment on your proxy card, voting instruction form, or ballot, it may be provided to our secretary along with your name and address. Your comments will be provided without reference to your vote, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent may provide us with periodic status reports on the aggregate vote. These status reports may include a list of stockholders who have not voted and breakdowns of vote totals by different types of stockholders, as long as we are not able to determine how a particular stockholder voted.

Providing voting instructions, discretionary voting authority of proxies

You may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. Each share of our common stock outstanding on the record date will be entitled to one vote on each of the 12 director nominees and one vote on each other proposal. A description of how votes are counted is included with each proposal.

Proposal	Board Recommendation	Rationale for Board Recommendation
1. **Election of directors**	**FOR**	Talented slate of nominees bringing the full complement of director skills to serve Allstate.
2. **Approve compensation** — advisory vote to approve the executive compensation of the named executives.*	**FOR**	Executive compensation program designed to align pay with performance.
3. **Approve equity plan** — vote to approve an equity incentive plan.	**FOR**	Plan provides a reasonable approach to equity incentive compensation awards.
4. **Ratification of auditors** — ratification of the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2013.*	**FOR**	Auditor remains independent and fees continue to be reasonable.
5. **Stockholder proposal** — stockholder proposal on equity retention by senior executives.*	**AGAINST**	Allstate already has robust stock ownership guidelines for senior executives that include a retention requirement of 75% of net after-tax shares acquired through equity compensation up to required ownership guidelines.
6. **Stockholder proposal** — stockholder proposal on reporting lobbying expenditures.*	**AGAINST**	Allstate already provides a summary report of political contributions, lobbying expenditures, and payments to associations.

* Advisory/Non-Binding Proposal

Abstentions are counted for quorum purposes. If you return a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting, but do not indicate how your shares should be voted on one or more proposals listed above, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed above, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

Corporate Governance Practices

Allstate has a history of strong corporate governance, as governance "best practices" are a critical component to our success in driving sustained stockholder value. Over the years, our Board of Directors has evolved our practices to best serve the interests of Allstate stockholders, including:

- ✔ **Annual election of all directors.**
- ✔ **Majority vote standard in uncontested elections.** Each director must be elected by a majority of votes cast, not a plurality.
- ✔ **No stockholder rights plan ("poison pill").**
- ✔ **No supermajority voting provisions.**
- ✔ **Confidential voting.**
- ✔ **Stockholders holding 10% or more of our outstanding stock have the right to call a special meeting.**
- ✔ **Stockholders holding 10% or more of our outstanding stock have the right to request action by written consent.**
- ✔ **Stockholder engagement.** Allstate regularly engages with its stockholders to better understand their perspectives.
- ✔ **Annual report on corporate involvement with public policy.** The report provides transparency on Allstate initiatives to promote sound public policy in areas such as teen safe driving and can be found at www.allstate.com/publicpolicyreport.
- ✔ **Independent Board.** Our Board is comprised of all independent directors, except our CEO.
- ✔ **Regular Board self-evaluation process.** The Board and each committee evaluates its performance at the end of each in-person meeting.
- ✔ **Independent lead director.**
- ✔ **Independent Board committees.** Each of the audit, compensation and succession, and nominating and governance committees is made up of independent directors. Each standing committee operates under a written charter that has been approved by the Board.
- ✔ **Each of the audit, compensation and succession, and nominating and governance committees has the authority to retain independent advisors.**
- ✔ **Robust code of ethics.** Allstate is committed to operating its business with the highest level of ethical conduct and has adopted a *Code of Ethics* that applies to all employees, including the chief executive officer, the chief financial officer, the controller, and other senior financial and executive officers, as well as the Board of Directors. Allstate's *Code of Ethics* is available at www.allstatecodeofethics.com.
- ✔ **Stock ownership guidelines for executives and directors.** Significant requirements strongly link the interests of the Board and management with those of stockholders.

You can learn more about our corporate governance by visiting www.allstateinvestors.com, where you will find our *Corporate Governance Guidelines*, each standing committee charter, our *Code of Ethics*, and *Director Independence Standards*. Each of these items also is available in print upon request made to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127.

Board Meetings and Committees

The Board held eight meetings during 2012. Currently, the Board has four standing committees: audit, compensation and succession, executive, and nominating and governance. The following table identifies each standing committee, its members, functions, and number of meetings held during 2012. The Board has determined the members of the audit, compensation and succession, and nominating and governance committees are independent within the meaning of applicable laws, NYSE listing standards, and the *Director Independence Standards* in effect at the time of determination.

	Key Responsibilities	Meetings in 2012	Directors	Committee Report
The Allstate Corporation Board of Directors	• Strategic Oversight • Corporate Governance • Stockholder Advocacy • Leadership	8	Chair: Thomas J. Wilson • 11 Independent directors	None
Nominating and Governance Committee	• Recommends candidates to be nominated by the Board for election as directors. • Reviews the *Corporate Governance Guidelines* and advises the Board on corporate governance issues. • Determines performance criteria and oversees assessment of the Board's performance and director independence.	6	Chair: F. Duane Ackerman • W. James Farrell • Andrea Redmond • H. John Riley, Jr. • John W. Rowe • Joshua I. Smith • Judith A. Sprieser • Mary Alice Taylor	None
Audit Committee[1]	• Appoints, oversees, approves the fees of, and evaluates the independence of the independent registered public accountant. • Reviews Allstate's financial statements and recommends to the Board whether the audited financial statements should be included in Allstate's annual report on Form 10-K. • Reviews Allstate's accounting principles and practices affecting the financial statements. • Discusses risk assessment and risk management processes with management. • Oversees Allstate's ethics and compliance program; periodically reviews and approves its *Code of Ethics*.	9	Chair: Judith A. Sprieser • F. Duane Ackerman • Robert D. Beyer • Jack M. Greenberg • Ronald T. LeMay • Mary Alice Taylor Financial Experts[2]: • Judith A. Sprieser • Jack M. Greenberg	Page 74
Compensation and Succession Committee	• Assists the Board in determining the compensation of the CEO and other executive officers. • Administers Allstate's executive compensation plans and has sole authority to retain the committee's independent compensation consultant. • Reviews management succession plans and executive organizational structure for Allstate and each significant operating subsidiary.	9	Chair: W. James Farrell • Robert D. Beyer • Jack M. Greenberg • Ronald T. LeMay • Andrea Redmond • John W. Rowe • Joshua I. Smith	Page 39
Executive Committee	• Has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board.	0	Chair: Thomas J. Wilson • F. Duane Ackerman • W. James Farrell • H. John Riley, Jr. • Judith A. Sprieser	None

(1) Separately established in accordance with the requirements of Section 3(a)(58)(A) of the Securities Exchange Act of 1934.
(2) The Board determined that Ms. Sprieser and Mr. Greenberg are each individually qualified as an audit committee financial expert, as defined in Regulation S-K, Item 407(d)(5) under the Securities Exchange Act of 1934, and each is independent under the listing standards of the NYSE.

Nomination Process for Board Election

The Board is continually engaged in identifying potential director candidates to anticipate retirements, resignations, or the need for expanded capabilities. The graphic and bullets below describe the ongoing nominating and governance committee process to identify highly qualified candidates for Board service.



- Board nominees are identified through a retained search firm, suggestions from current directors and stockholders, and other solicitations, including self nominations. Our newest directors, Messrs. Crawford and Henkel, were identified by our retained search firm and by an existing Board member, respectively.
- The nominating and governance committee discusses the desired skills and perspectives. Directors evaluate all candidates for diversity of background, expertise, and perspective, as well as the criteria described in our *Corporate Governance Guidelines* on allstate.com.
- Following this initial screening, management conducts deeper inquiries to determine whether there are any existing or potential business conflicts with the candidate or any business entity affiliated with that candidate.
- Based on these results, the committee decides which candidates warrant further consideration.
- Certain directors are designated to meet with each candidate. At the same time, both the search firm and management conduct additional research and analysis.
- Conclusions from due diligence and impressions from meetings are discussed by the committee. If all interactions and research results are positive, the committee recommends that the Board elect the candidate.

An invitation to join the Board may be extended by the Board, the nominating and governance committee chair, or the chairman of the Board. The Board ultimately is responsible for naming nominees for election or appointing nominees to serve until election at the next annual meeting. Over the last two years, we have considered about 40 potential candidates. As a result, we have added three highly qualified directors in Messrs. Crawford, Henkel, and Rowe.

The Board and nominating and governance committee believe that each director should, based on his or her professional experiences, be well-versed in strategic oversight, corporate governance, stockholder advocacy, and leadership in order to be an effective member of the Allstate Board. In addition to this fundamental expertise, the Board and committee seek directors with corporate operating experience, relevant industry experience, financial expertise, and/or compensation and succession experience. The Board and committee also look for a balance of retired former executives and executives who are actively engaged in operating a business. The image below depicts the overall skill set required to be an effective Allstate director as well as additional capabilities of our current Board.



The Board and committee expect each non-employee director to be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest, and free of any significant relationship with Allstate that would interfere with the director's exercise of independent judgment. The Board and committee also expect each director to act in a manner consistent with a director's fiduciary duties of loyalty and care. All nominees for election must comply with the applicable requirements of Allstate's bylaws, which are posted on allstate.com. Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

Candidates nominated by stockholders

The nominating and governance committee will consider director candidates recommended by a stockholder in the same manner as all other candidates recommended by other sources. A stockholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127. A stockholder also may directly nominate someone for election as a director at a stockholders' meeting. Under our bylaws, a stockholder may nominate a candidate at the 2014 annual meeting of stockholders by providing advance notice to Allstate that is received by the Office of the Secretary no earlier than the close of business on January 21, 2014, and no later than February 20, 2014. The notice must be sent to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127 and must meet the requirements set forth in the corporation's bylaws. A copy of the bylaws is available from the Office of the Secretary upon request or can be accessed on the Corporate Governance portion of allstate.com.

Management Proposals

Proposal 1
Election of Directors

The Board recommends 12 nominees for election to the Allstate Board for one-year terms beginning May 2013. This is a talented slate of nominees, both individually and as a team. They bring a full complement of business and leadership skills to their oversight responsibilities. Half have been public company CEOs and most nominees serve on other public company boards, enabling best practices from other companies to be adapted to serve Allstate. Their diversity of experience and expertise facilitates robust and thoughtful decision-making on Allstate's Board.

Each nominee, other than Messrs. Crawford and Henkel, previously was elected at Allstate's annual meeting of stockholders on May 22, 2012, and has served continuously since then. Mr. Crawford was elected by the Board effective January 30, 2013. Mr. Henkel was elected by the Board effective March 1, 2013. The terms of all directors expire at the annual meeting in May 2013. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the background and reasons for nominating each individual. Unless otherwise indicated, each nominee has served for at least five years in the business position currently or most recently held.

To be elected under our majority vote standard, each director must receive the affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.


The Board recommends that you vote FOR all director nominees listed in this proxy statement.

F. Duane Ackerman

Independent



Age 70

PROFESSIONAL EXPERIENCE

- Chairman Emeritus of BellSouth Corporation, a communication services company.
- Former Chairman and CEO of BellSouth.

Allstate Board Service

- Director since 1999
- Audit committee member
- Executive committee member
- Nominating and governance committee chair

Other Public Board Service:

- United Parcel Service, Inc. 2007-present
- Home Depot 2007-present

QUALIFICATIONS

CORE CAPABILITIES

✓ Corporate governance — director and former chairman and CEO.
✓ Stockholder advocacy — experience managing risk.
✓ Leadership — expertise in leadership development and succession planning.
✓ Strategic oversight — experience in a highly regulated industry.

ADDITIONAL CAPABILITIES

Corporate Operating Experience

- CEO of a publicly traded company for nearly a decade.
- Extensive experience in the telecommunications industry which, like insurance and financial services, is highly regulated.

Compensation and Succession Experience

- Expertise in leadership development and succession planning from former operating roles and other directorships.
- Extensive experience with executive compensation decisions from his service as a director and former chairman and CEO.

Robert D. Beyer

Independent



Age 53

PROFESSIONAL EXPERIENCE
- Chairman of Chaparal Investments LLC since 2009, a private investment firm and holding company.
- Former CEO of The TCW Group, Inc., a global investment management firm with over $150 billion under management when he was CEO.
- Former director of Société Générale Asset Management, S.A. and The TCW Group, Inc.

Allstate Board Service
- Director since 2006
- Audit committee member
- Compensation and succession committee member

Other Public Board Service:
- The Kroger Company 1999-present

QUALIFICATIONS

CORE CAPABILITIES
- ✔ Corporate governance — director and former CEO.
- ✔ Stockholder advocacy — strong investment acumen.
- ✔ Leadership — former CEO of a global investment management firm.
- ✔ Strategic oversight — extensive experience developing and implementing investment strategies.

ADDITIONAL CAPABILITIES

Corporate Operating Experience
- Strategic and operational leadership of large asset management firm with a total investment portfolio comparable in size to Allstate's.
- Experience in evaluating companies' strategies, operations, and financial performance.

Relevant Industry Experience
- Risk management expertise proven through conception and development of TCW's risk management infrastructure.
- Global investment management expertise applied in assessing the strategies and performance of Allstate's $97 billion investment portfolio.

Kermit R. Crawford

Independent



Age 53

PROFESSIONAL EXPERIENCE

- President, Pharmacy, Heath and Wellness for Walgreen Company, which operates the largest drugstore chain in the United States, since April 2011.
- Former Executive Vice President of Pharmacy Services, Senior Vice President of Pharmacy Services, Vice President and Executive Vice President of Pharmacy Benefit Management Services of Walgreen Company.

Allstate Board Service

- Director since 2013
- Elected to the Board on January 30, 2013
- Consistent with past practice, committee assignments will be established during first year of service

Other Public Board Service:

- None

QUALIFICATIONS

CORE CAPABILITIES

✔ Corporate governance — service on the boards of civic organizations.
✔ Stockholder advocacy — establishment of strong platforms for long-term value creation.
✔ Leadership — senior leadership positions at a large public company operating in the highly competitive drugstore industry.
✔ Strategic oversight — experience leading a geographically distributed, consumer-focused service business.

ADDITIONAL CAPABILITIES

Corporate Operating Experience

- Extensive operating experience valuable in overseeing Allstate's agency relationships and the delivery of exemplary customer service.
- Full-time current executive, providing ongoing consumer insights.

Relevant Industry Experience

- Expertise assessing the strategies and performance of a geographically distributed consumer-focused service business such as Allstate's.

Jack M. Greenberg

Independent



Age 70

PROFESSIONAL EXPERIENCE

- Chairman of The Western Union Company, a money transfer service firm.
- Chairman of Innerworkings, Inc., a global provider of print and promotional services, since 2010.
- Former Chairman and CEO of McDonald's Corporation.

Allstate Board Service

- Director since 2002
- Audit committee member
- Compensation and succession committee member

Other Public Board Service:

- Hasbro, Inc. 2003-present
- Innerworkings, Inc. 2007-present
- Manpower, Inc. 2003-present
- The Western Union Company 2006-present

QUALIFICATIONS

CORE CAPABILITIES

- ✔ Corporate governance — chairman and former CEO.
- ✔ Stockholder advocacy — experience in delivering stockholder value.
- ✔ Leadership — led a global public company.
- ✔ Strategic oversight — expertise in consumer focused businesses.

ADDITIONAL CAPABILITIES

Corporate Operating Experience

- Insight on global economy based on experience leading worldwide businesses provides perspective on Allstate's operations across the U.S. and Canada.
- In-depth understanding of consumer focused business that invests heavily in marketing.
- Experience leading a business that manages extensive small business relationships and navigating a regulated industry.

Financial Expertise

- Extensive experience in evaluating financial statements and overseeing financial executives in his earlier role as Chief Financial Officer at McDonald's Corporation.
- Expertise as an attorney, a certified public accountant, and a member of the American Institute of Certified Public Accountants.
- Experience in executive compensation as chair of the compensation committee at Manpower, Inc.

Herbert L. Henkel

Independent



Age 64

PROFESSIONAL EXPERIENCE

- Former Chairman and CEO of Ingersoll-Rand Company, a commercial manufacturer of industrial products, since 2010.
- Former President and Chief Operating Officer of Textron, Inc., a global manufacturing company.
- Former director of AT&T Corporation and Visteon Corporation.

Allstate Board Service

- Director since 2013
- Elected to the Board effective March 1, 2013
- Consistent with past practice, committee assignments will be established during first year of service

Other Public Board Service:

• 3M Company	2007-present
• C.R. Bard	2002-present

QUALIFICATIONS

CORE CAPABILITIES

- ✔ Corporate governance — extensive public company board service.
- ✔ Stockholder advocacy — lead director at C.R. Bard.
- ✔ Leadership — former Chairman and CEO of a global public company.
- ✔ Strategic oversight — extensive experience in global business development.

ADDITIONAL CAPABILITIES

Corporate Operating Experience

- CEO of a publicly traded company for nearly a decade.
- Expertise in strategy formation and execution as former Chairman and CEO.

Financial Expertise

- Prior and current experience as chair of the 3M audit committee.
- Experience overseeing financial executives as a former CEO.

Ronald T. LeMay

Independent



Age 67

PROFESSIONAL EXPERIENCE
- Chairman of October Capital and Razorback Capital, private investment companies. Serves in various board and executive capacities in their portfolio companies.
- CEO of MachineryLink, Inc., a farm equipment leasing and harvest information business, since 2010.
- Chairman since 2010 and former CEO of Gogo, Inc. (formerly Aircell Corporation), a telecommunications company.
- Managing Director of Openair Equity Partners, LLC, a wireless venture capital investment firm, since 2008.
- Executive Chairman of E-Recycling Corporation, a cell phone recycling company, since 2009.
- Former Executive Chairman and CEO of Last Mile Connections, Inc., a telecommunications company.
- Former President and Chief Operating Officer of Sprint Corporation.

Allstate Board Service
- Director since 1999
- Audit committee member
- Compensation and succession committee member

Other Public Board Service:
- None

QUALIFICATIONS

CORE CAPABILITIES
- ✔ Corporate governance — chairman and CEO.
- ✔ Stockholder advocacy — investment management expertise.
- ✔ Leadership — broad operational and leadership experience.
- ✔ Strategic oversight — experience developing strategies in a highly regulated industry.

ADDITIONAL CAPABILITIES

Corporate Operating Experience
- Experience as a former president and chief operating officer provides insight into regulated industries where technology drives business model changes.
- Broad operational and leadership experience as chairman of October Capital for more than a decade.

Financial Expertise
- Extensive experience in evaluating business and financial results as a private equity and venture investor.
- Financial oversight experience as CEO of MachineryLink, Inc. and former CEO of Gogo, Inc.

Andrea Redmond

Independent



Age 57

PROFESSIONAL EXPERIENCE

- Independent consultant with more than 20 years of experience providing executive recruiting, succession planning, and talent management services.
- Former managing director and co-head of the CEO/board services practice at Russell Reynolds Associates Inc., a global executive search firm.

Allstate Board Service

- Director since 2010
- Compensation and succession committee member
- Nominating and governance committee member

Other Public Board Service:

- None

QUALIFICATIONS

CORE CAPABILITIES

- ✓ Corporate governance — executive recruitment and talent management expertise.
- ✓ Stockholder advocacy — expertise in identifying high performing leaders.
- ✓ Leadership — experience assessing and evaluating CEOs and candidates for boards.
- ✓ Strategic oversight — insights from a wide range of industries.

ADDITIONAL CAPABILITIES

Compensation and Succession Experience

- Expertise in succession planning, talent management, and compensation in public companies across industries, including financial services, technology, transportation, consumer products, and health care.
- Experience helping companies identify and recruit leaders capable of building high performance organizations.

Relevant Industry Experience

- Experience leading Russell Reynolds' financial services and board recruitment practices for more than a decade.
- Founded and led Russell Reynolds' global insurance practice providing her with insight into the insurance industry.

H. John Riley, Jr.

Independent



Age 72

PROFESSIONAL EXPERIENCE

- Former Chairman and CEO of Cooper Industries, Ltd., a diversified manufacturer of electrical products, tools, and hardware.

Allstate Board Service

- Director since 1998
- Lead Director
- Executive committee member
- Nominating and governance committee member

Other Public Board Service:

- Baker Hughes, Inc. 1997-present
- Westlake Chemical Corporation 2007-present

QUALIFICATIONS

CORE CAPABILITIES

✔ Corporate governance — former chairman and CEO.
✔ Stockholder advocacy — Allstate's lead director.
✔ Leadership — led a large public company.
✔ Strategic oversight — former head of worldwide manufacturer.

ADDITIONAL CAPABILITIES

Corporate Operating Experience

- Executive leadership and management experience from nearly a decade of leading a large publicly traded company.
- Lead director and chair of compensation committee of Baker Hughes Incorporated.

Compensation and Succession Experience

- Extensive experience in executive compensation, succession planning, and leadership development.
- Former chair of Allstate's compensation and succession committee.

John W. Rowe

Independent



Age 67

PROFESSIONAL EXPERIENCE

- Chairman Emeritus of Exelon Corporation, one of the country's largest electric utilities, since 2012.
- Former Chairman and CEO of Exelon Corporation.
- Former director of Sunoco, Inc. and Exelon Corporation.

Allstate Board Service

- Director since 2012
- Compensation and succession committee member
- Nominating and governance committee member

Other Public Board Service:

- Northern Trust Corporation 2002-present
- SunCoke Energy 2012-present

QUALIFICATIONS

CORE CAPABILITIES

✔ Corporate governance — former chairman and CEO.
✔ Stockholder advocacy — lead director at Northern Trust Corporation.
✔ Leadership — led one of the country's largest electric utility companies.
✔ Strategic oversight — experience in a highly regulated industry.

ADDITIONAL CAPABILITIES

Corporate Operating Experience

- Extensive leadership and management experience as a CEO.
- Expertise in strategy formation and execution, which will help advance Allstate's current strategy to deliver stockholder value.

Relevant Industry Experience

- Experience in a highly regulated industry comparable to the complex insurance regulatory system in which Allstate operates.
- Lead director on the board of Northern Trust Corporation and a former director of Unum Provident, which provides him with insight into financial services and insurance.

Judith A. Sprieser

Independent



Age 59

PROFESSIONAL EXPERIENCE
- Former CEO of Transora, Inc., a technology software and services company.
- Former director at USG Corporation and Adecco SA.

Allstate Board Service
- Director since 1999
- Audit committee chair
- Nominating and governance committee member

Other Public Board Service:

• Experian plc	2010-present
• InterContinental Exchange Inc.	2004-present
• Reckitt Benckiser Group plc	2003-present
• Royal Ahold NV	2006-present

QUALIFICATIONS

CORE CAPABILITIES
- ✔ Corporate governance — broad public company director service.
- ✔ Stockholder advocacy — risk management experience.
- ✔ Leadership — former CEO.
- ✔ Strategic oversight — skills to drive innovation.

ADDITIONAL CAPABILITIES

Corporate Operating Experience
- Leadership of a start-up company provides insight into Allstate's initiatives to drive change and innovation.
- Managed several large consumer focused businesses with leading brands and significant ongoing investments in marketing while at Sara Lee Corporation.
- Oversight of a highly regulated business as a director at InterContinental Exchange.

Financial Expertise
- Considerable experience in evaluating financial statements and supervising financial executives, including as Chief Financial Officer of the Sara Lee Corporation.
- Prior and current experience as chair of the audit committee at Allstate and InterContinental Exchange.

Mary Alice Taylor

Independent



Age 63

PROFESSIONAL EXPERIENCE

- Independent business executive with prior extensive experience in senior executive positions with Fortune 500 companies, including Citicorp and FedEx Corporation.

Allstate Board Service

- Director since 2000
- Former service from 1996 to 1998
- Audit committee member
- Nominating and governance committee member

Other Public Board Service:

- Blue Nile, Inc. 1999-present

QUALIFICATIONS

CORE CAPABILITIES

- ✓ Corporate governance — director and former chairman and CEO.
- ✓ Stockholder advocacy — experience with long-term growth strategies.
- ✓ Leadership — former senior executive of major public companies.
- ✓ Strategic oversight — strategy formation expertise.

ADDITIONAL CAPABILITIES

Corporate Operating Experience

- Senior executive roles in technology, finance, operations, and distribution logistics.
- Former Chairman and CEO of HomeGrocer.com, and subsequently, Chairman and CEO of Webvan Group, Inc.

Financial Expertise

- Experience in financial oversight roles at Cook Industries, Northern Telecom, Homegrocer.com, Webvan Group, Inc., Citicorp, and FedEx Corporation.
- Certified Public Accountant

Thomas J. Wilson

Chief Executive Officer



Age 55

PROFESSIONAL EXPERIENCE
- Chairman of Allstate since May 2008.
- CEO of Allstate since January 2007.
- President of Allstate since January 2005.

Allstate Board Service
- Director since 2006
- Chairman of the Board
- Executive committee chair

Other Public Board Service:

• State Street Corporation	2012-present

QUALIFICATIONS

CORE CAPABILITIES
- ✓ Corporate governance — chairman, CEO, and president.
- ✓ Stockholder advocacy — active stockholder engagement.
- ✓ Leadership — assembled and leads Allstate's senior leadership team.
- ✓ Strategic oversight — in-depth understanding of insurance industry and Allstate's competitive position.

ADDITIONAL CAPABILITIES

Corporate Operating and Relevant Industry Experience
- Key leadership roles over 18 years throughout the enterprise.
- Thorough and in-depth understanding of Allstate's business, including its employees, agencies, products, investments, customers, and investors.
- Leadership of Allstate's differentiated consumer strategy and operating priorities to achieve long-term stockholder value.
- Creation and implementation of Allstate's risk and return optimization program, allowing Allstate to withstand the recent financial market crisis and adapt to increases in severe weather and hurricanes.
- Industry leadership, including as chair of the Property and Casualty CEO Roundtable and the Financial Services Roundtable.

Board Leadership Structure

Allstate's *Corporate Governance Guidelines* allow the Board the flexibility to allocate the responsibilities of chairman and of CEO in any way it considers to be in Allstate's best interests. Currently, Thomas J. Wilson is the chairman of the Board as well as CEO. The Board has determined that Allstate currently is well-served by having these roles performed by Mr. Wilson, who provides unified leadership and direction for management to execute our strategy and business plans. At other times, such as when Mr. Wilson was transitioning into the CEO role in 2007, Allstate has split the roles of chairman and CEO between two individuals.

H. John Riley, Jr. is the Board's independent lead director. As lead director, Mr. Riley:

- Presides at all Board meetings at which the chairman is not present and at all executive sessions.
- Serves as a liaison between the chairman and the independent directors when necessary to provide a supplemental channel of communication.
- Works with the chairman in developing Board meeting agendas, schedules, and information provided to the Board.
- In conjunction with the chair of the nominating and governance committee, facilitates and communicates the Board's performance evaluation of the CEO.
- Facilitates the evaluation of the Board and director performance.
- Communicates with significant stockholders on matters involving broad corporate policies and practices when appropriate.

Board Role in Risk Oversight

The Board is responsible for the oversight of Allstate's business and management, including risk management. In exercising this responsibility, the Board adopted enterprise risk-return principles to guide management decision-making in optimizing long-term value creation. In addition, the Board regularly reviews strategy; business plans; investment portfolios; liquidity and use of capital; and legal, regulatory, and legislative issues. Allstate's risk management objectives and processes are reviewed quarterly by the audit committee and semi-annually by the Board. This includes how management measures, evaluates, and manages exposure to risks posed by a wide variety of events and conditions, including the capital markets and natural catastrophes. The audit committee and the Board each meet annually in executive session with the chief risk officer. The compensation and succession committee reviews Allstate's compensation design to ensure that it aligns with Allstate's risk-return principles.

Board Role in Management Succession

The Board oversees the recruitment, development, and retention of executive talent. Management succession is discussed by the Board, in executive session and in committee meetings, as appropriate. As described in our *Corporate Governance Guidelines,* the CEO meets at least annually with the compensation and succession committee and the nominating and governance committee to discuss succession planning and management development for senior executives.

In addition, the CEO advises the nominating and governance committee and the Board about chairman and CEO succession plans under various scenarios, such as CEO retirement or incapacity. In the event of a leadership transition, the nominating and governance committee would recommend candidates to the Board for the roles of chairman and CEO.

Board Role in Setting Compensation

Our executive compensation program is based on the philosophy that compensation should be directly linked to performance; a significant percentage of compensation should be at risk for senior executives; and compensation should be aligned with shareholder return. The compensation and succession committee reviews the executive compensation program annually and uses an independent compensation consultant to benchmark market practices and to evaluate changes to the design of our executive compensation program. The compensation and succession committee makes recommendations to the Board regarding the compensation package for the CEO and modifications to existing plans for executive officers.

The compensation and succession committee grants all equity awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code section 162(m)(3). The compensation and succession committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2009 Equity Incentive Plan. In between meetings, the Board has delegated limited

authority to an equity award committee, consisting of the CEO, to grant awards of stock options or restricted stock units in connection with hiring, promotion, and recognition of employees other than executive officers. All awards granted between compensation and succession committee meetings are reported at the next meeting.

The compensation and succession committee has sole authority to retain, terminate, and approve the fees of its independent compensation consultant. In 2012, the committee retained Towers Watson as its independent compensation consultant after an evaluation of the firm's independence and performance in the role in prior years. In this role, Towers Watson assessed Allstate's executive compensation design, peer group selection, and relative pay for performance. In addition, Towers Watson provided a competitive assessment of total direct compensation (base salary and annual and long-term incentives) for senior executive positions. Towers Watson also evaluated changes to the executive compensation program that were proposed by management to better align pay and performance with investor input and competitive market levels and practices. Towers Watson representatives participated in five committee meetings in 2012.

In 2012, Allstate paid $177,000 in aggregate fees to Towers Watson for executive compensation consulting services. The committee reviewed a report on additional services provided to Allstate by Towers Watson or its affiliates in 2012 for fees that exceeded $120,000 in the aggregate. In addition to executive compensation consulting services, Allstate engaged Towers Watson to provide services including benefits consulting and software license and maintenance services for fees totaling $2,879,000. These fees were primarily incurred under an agreement entered into with Watson Wyatt, prior to its merger with Towers Perrin in 2010.

The committee reviewed the additional services provided by Towers Watson and concluded that they did not create a conflict of interest. The professionals who provide executive compensation services are not involved in the provision of the other services to Allstate. The provision of the other services has had no impact on whether the executive compensation consulting services provided by Towers Watson would continue.

In 2012, the committee conducted a review of various executive compensation consultant service providers, including Towers Watson, in the ordinary course of its approval of an independent compensation consultant. The committee considered various consultant characteristics, including, independence, resources and scale, technical and industry expertise, boardroom presence, and interaction with committee members. The committee approved a new independent executive compensation consultant with services to begin in 2013.

Management Participation in Committee Meetings

Audit Committee. Our CEO, chief financial officer, chief risk officer, general counsel, secretary, controller, and senior internal audit officer participate in audit committee meetings. Executive sessions of the committee are scheduled and held throughout the year, including sessions in which the committee meets exclusively with the independent registered public accountant and the senior internal audit officer.

Nominating and Governance Committee. Our CEO, general counsel, and secretary participate in nominating and governance committee meetings. The committee regularly meets in executive session without management present.

Compensation and Succession Committee. Our CEO, senior human resources officer, chief financial officer, general counsel, secretary, controller, and senior internal audit officer participate in compensation and succession committee meetings. The committee regularly meets in executive session without management present.

- Our CEO advises on the alignment of our incentive plan performance measures with our overall strategy, appropriate weightings of performance measures with the responsibilities of each executive, and how the design of our equity incentive awards affects our ability to attract, motivate, and retain highly talented executives. He provides this advice in the context of our products, business risks, financial results, and stockholder return. He also provides the committee with performance evaluations of executives who report to him and recommends senior executive merit increases and compensation packages.
- Our senior human resources officer provides the committee with internal and external analyses of the basic structure and competitiveness of our compensation program and operational details on our various compensation and incentive plans, including the design of performance measures for our annual cash incentive plan and the design of our equity awards. Throughout the year, he also provides the committee with a detailed review of the estimated and actual results for each performance measure compared to threshold, target, and maximum ranges, along with the resulting estimated and actual payments to executive officers.

- Our chief financial officer discusses financial results relevant to incentive compensation, other financial measures, or accounting rules. The general counsel is available at meetings to provide input on the legal and regulatory environment. The secretary attends meetings to respond to questions about corporate governance and to assist in the preparation of minutes.

For both the chief executive officer and the chief financial officer, committee meeting participation is one of the ways in which they assure themselves that the Compensation Discussion and Analysis included in this proxy statement is accurate so that they can provide the certification required by the Sarbanes-Oxley Act of 2002.

Board Attendance Policy

Each incumbent director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. Attendance at Board and committee meetings during 2012 averaged 98% for directors as a group. Directors are expected to make every effort to attend all meetings of the Board and the committees on which they serve, to actively participate in discussions, and to attend the annual meeting of stockholders. All directors who stood for election at the 2012 annual meeting of stockholders attended that meeting.

Communication with the Board

The Board has established a process to facilitate communication by stockholders and other interested parties with directors as a group. Written communications may be sent by mail or email to the Board. Communications received will be handled as directed by the general counsel. The general counsel reports regularly to the nominating and governance committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that she otherwise determines merits Board attention. The communication process is posted on the Corporate Governance section of allstate.com.

Compensation Committee Interlocks and Insider Participation

There were no compensation committee interlocks with other companies in 2012 within the meaning of the Securities and Exchange Commission's proxy rules. During 2012, the compensation and succession committee consisted of Ms. Redmond and Messrs. Beyer, Farrell, Greenberg, LeMay, Rowe, and Smith. None is a current or former officer or employee of Allstate or any of its subsidiaries.

Related Person Transactions

There were no related person transactions identified for 2012. The nominating and governance committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance portion of allstate.com. In accordance with the policy, the committee or committee chair reviews transactions with the corporation in which the amount involved exceeds $120,000 and in which any "related person" had, has, or will have a direct or indirect material interest. In general, "related persons" are directors, executive officers, their immediate family members, and stockholders beneficially owning five percent or more of our outstanding stock. The committee or chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of the corporation and its stockholders. Transactions are reviewed and approved or ratified by the chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The chair reports any approved transactions to the committee. Any ongoing, previously approved or ratified related person transactions are reviewed annually.

Nominee Independence Determinations

The Board has determined that all nominees other than Mr. Wilson are independent according to applicable law, the NYSE listing standards, and the Board's *Director Independence Standards*. In accordance with the *Director Independence Standards,* the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix A do not create a conflict of interest that would impair a director's independence.

Proposal 2

Advisory Vote to Approve the Executive Compensation of the Named Executives

We will conduct a say-on-pay vote every year at the annual meeting. A say-on-pay vote is required by section 14A of the Securities Exchange Act. Although the say-on-pay vote is non-binding, the Board and the compensation and succession committee will consider the voting results as part of their annual evaluation of our executive compensation program.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executives.

RESOLVED, on an advisory basis, the stockholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 25-57 of the Notice of 2013 Annual Meeting and Proxy Statement.

To be approved, a majority of shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "FOR." Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

The Board of Directors recommends that you vote FOR the resolution to approve the compensation of the named executives. Please read the following *Executive Compensation* section for information necessary to inform your vote on this proposal.

Executive Compensation

Compensation Discussion and Analysis

Named Executives

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2012 compensation for our named executives, who are listed below with titles as of December 31, 2012:

- Thomas J. Wilson — Chairman, President and Chief Executive Officer (CEO)
- Steven E. Shebik — Executive Vice President and Chief Financial Officer (CFO since February 27, 2012)
- Don Civgin — President and Chief Executive Officer, Allstate Financial (served as CFO until February 26, 2012)
- Judith P. Greffin — Executive Vice President and Chief Investment Officer of Allstate Insurance Company
- Suren K. Gupta — Executive Vice President — Technology & Operations of Allstate Insurance Company
- Matthew E. Winter — President, Allstate Auto, Home, and Agencies

Compensation Program Changes for 2012

The compensation and succession committee (Committee) considered the results of the 2011 "say-on-pay" vote, investor input, and current market practices and made several changes to our executive compensation program for 2012. Stockholders approved the "say-on-pay" resolution in 2012 with 92% of the votes cast in favor. The Committee considered the same factors, including the 2012 "say-on-pay" vote result, as it evaluated whether any further changes to our executive compensation program were warranted. In the third quarter, Tom Wilson, our chairman and CEO, met with stockholders representing approximately 30% of our outstanding stock to discuss a number of corporate governance matters and executive compensation program changes implemented in 2012. This ongoing dialogue with our stockholders has been very valuable. For 2012 we:

- **Benchmarked pay at 50th percentile of peer group.** In response to investor feedback, we replaced the former benchmark range of the 50th to 75th percentiles and now use the 50th percentile of our peer group as our benchmark for target compensation.
- **Replaced restricted stock units with performance stock awards.** We awarded performance stock awards tied to achievement of performance measures instead of time-based restricted stock units beginning in 2012 for our senior executives. The mix of long-term incentives changed in 2012 for our senior executives from 35% restricted stock units and 65% stock options to 50% performance stock awards and 50% stock options.
- **Reduced change-in-control benefits.** We replaced our change-in-control agreements with a new change-in-control plan that eliminated excise tax gross-ups and reduced severance benefits payable upon a qualifying termination following a change-in-control. See page 38 for more information.
- **Implemented broader stock ownership guidelines.** We adjusted stock ownership guidelines to a salary multiple of six times for the CEO and three times for senior executives. We also implemented an additional requirement that 75% of net after-tax shares received as equity compensation be retained until an executive meets the stock ownership guideline. See pages 38-39 for more information.
- **Increased CEO incentive compensation target opportunities.** The CEO's total target direct compensation was below the 50th percentile of our peer group. The Committee made changes to the CEO's incentive compensation target opportunities. There was no change to salary. See pages 34-35 for more information.

Allstate's Executive Compensation Practices

Allstate's executive compensation program features many "best practices."

- **Pay for performance.** A significant percentage, 91% for our CEO, of total target direct compensation is "pay at risk" that is connected to actual performance.
- **Linkage between performance measures and strategic objectives.** Performance measures for incentive compensation are linked to both strategic and near-term operating objectives designed to create long-term stockholder value.
- **Independent compensation consultant.** The Committee retains an independent compensation consultant to review the executive compensation program and practices.
- **No tax gross ups.** We do not provide tax gross ups beyond what is generally available to all full-time employees.
- **"Double trigger" in the event of a change-in-control.** Beginning with awards granted in 2012, long-term equity incentive awards have a "double-trigger;" that is they will not vest in the event of a change-in-control unless also accompanied by a qualifying termination of employment.
- **No repricing or exchange of underwater stock options.** Our equity incentive plan does not permit repricing or exchange of underwater stock options or stock appreciation rights without stockholder approval, except in connection with certain corporate transactions involving Allstate or a change-in-control.
- **No employment contracts.** Our executives are "at will" employees with no employment agreements.
- **Policy on insider trading that prohibits hedging of Allstate securities.**
- **Moderate change-in-control benefits.** Change-in-control severance benefits are three times target cash compensation for the CEO and two times target cash compensation for senior executives.
- **No dividends or dividend equivalents paid on unearned performance stock awards.** Dividend equivalents are accrued but not paid on PSAs until the performance conditions are satisfied and the PSAs vest after the performance measurement period.
- **Maximum payout caps for annual cash incentive compensation and performance stock awards.**
- **"Clawback" of certain compensation in the event of restatement.** Awards to executive officers made after May 19, 2009, under short- and long-term incentive compensation plans are subject to clawback in the event of certain financial restatements. The clawbacks are designed to discourage imprudent risk taking.
- **Robust stock ownership guidelines.** Executives are required to hold stock equal to a multiple of six times salary for our CEO and three times salary for each other named executive. In addition, 75% of net after-tax shares received as equity compensation must be retained until an executive meets the stock ownership guideline.
- **No inclusion of equity awards in pension calculations.**
- **Limited executive perquisites.**

Elements of 2012 Executive Compensation Program

The following table lists the elements of target direct compensation for our 2012 executive compensation program. The program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual and long-term incentives. Our incentives are designed to drive overall corporate performance, specific business unit strategies, and individual performance using performance and operational measures that correlate to stockholder value and align with our strategic vision and operating priorities. The Board establishes the

performance measures and ranges of performance for the variable compensation elements. An individual's award is based primarily on corporate performance, market based compensation levels, and individual performance.

	Element	Key Characteristics	Why We Pay This Element	How We Determine Amount	2012 Decisions
Fixed	Base salary	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Provide a base level of competitive cash compensation for executive talent.	Experience, job scope, market data, individual performance.	5 of 6 named executives received a salary increase in 2012. Mr. Wilson's salary has not been increased in three years. See pages 34-37.
Variable	Annual incentive awards	Variable compensation component payable in cash based on performance against annually established goals and assessment of individual performance.	Motivate and reward executives for performance on key strategic, operational, and financial measures during the year.	Target based on job scope and market data. Actual awards based on company performance on three measures: • Adjusted operating income • Total premiums • Net investment income Individual contribution to performance.	Strong performance on all three measures resulted in funding at 187% of target for the CEO and 229% of target for the other named executives. See pages 31-32.
	Performance stock awards	PSAs vest on the third anniversary of the grant date.	Coupled with stock options, align the interests of executives with long-term stockholder value and retain executive talent.	Target awards based on job scope and market data. Actual awards based on company performance on annual adjusted operating income return on equity with a requirement of positive net income for any payout above target.	Eliminated time-vested restricted stock units in favor of PSAs for senior executives beginning with 2012 award. Strong performance resulted in the maximum number of earned PSAs for the 2012 performance year. See pages 32-33.
	Stock options	Nonqualified stock options that expire in ten years and become exercisable over four years: 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates.	Coupled with PSAs, align the interests of executives with long-term stockholder value and retain executive talent.	Job scope, market data, individual performance.	Beginning with the 2012 awards for senior executives, stock options make up 50% of the equity awards rather than the 65% in 2011, reflecting a move to equally balance the overall long-term equity incentives between stock options and PSAs.

Pay for Performance

Our compensation program is designed to deliver compensation in accordance with corporate, business unit, and individual performance. A large percentage of each named executive's target total direct compensation is "pay at risk" through long-term equity awards and annual incentive awards. These awards are linked to actual performance, consistent with our belief that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for Allstate's performance. The Committee determined the mix of compensation for the named executives based on job scope, market data, and investor feedback regarding the link between pay and performance. The mix of compensation for 2012 for our CEO and the average of our other named executives is shown in the charts below.



Because a large portion of executive compensation is in the form of incentive compensation that is tied to actual performance, compensation realized by the named executives will vary from the compensation targeted by the Committee. Allstate's unique strategy of offering differentiated products and services to the four consumer segments of the insurance market is working to deliver stockholder value. Allstate's total stockholder return relative to the market cap weighted average of the peer group used for compensation benchmarking (identified on page 29) over one-, three-, and five-year periods is demonstrated in the following chart.



Our strong performance, both relative and absolute, combined with our compensation program design that emphasizes incentive compensation tied to performance, resulted in a strong linkage between performance and compensation for the named executives in 2012.

Compensation Practices

Peer Benchmarking

The Committee monitors performance toward goals throughout the year and reviews executive compensation program design and executive pay levels annually. As part of that evaluation, independent compensation consultant Towers Watson provided executive compensation data, information on current market practices, and alternatives to consider when determining compensation for our named executives. The Committee benchmarked our executive compensation program design, executive pay, and performance against a group of peer insurance companies that are publicly traded and comparable to Allstate in product offerings, market segment, annual revenues, premiums, assets, and market value. The Committee believes Allstate competes against these companies for executive talent and stockholder investment. The Committee established the current peer group in 2009. The Committee reviews the composition of the peer group annually with the assistance of its compensation consultant. There were no modifications to the peer group for 2012.

PEER INSURANCE COMPANIES(1)

Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)	Property and Casualty Insurance Products	Life Insurance and Financial Products
ACE Ltd.	18.0	27.2	92.5	15.7	✓	
AFLAC Inc.	25.4	24.8	131.1	22.1		✓
The Chubb Corporation	13.6	19.7	52.2	11.8	✓	
The Hartford Financial Services Group, Inc.	26.4	9.8	298.5	17.5	✓	✓
Lincoln National Corporation	11.5	7.0	218.9	6.2		✓
Manulife Financial Corporation	36.3	24.9	488.8	18.1		✓
MetLife Inc.	68.2	36.0	836.8	46.5	✓	✓
The Progressive Corporation	17.1	12.8	22.7	16.0	✓	
Prudential Financial, Inc.	84.8	24.8	709.3	69.8		✓
The Travelers Companies, Inc.	25.7	27.1	104.9	22.4	✓	
Allstate	33.3	19.2	126.9	29.0	✓	✓
Allstate Ranking	4 of 11	8 of 11	7 of 11	3 of 11		

(1) Information as of year-end 2012.

In its executive pay discussions, the Committee also considered compensation information for S&P 100 companies with $15 billion to $60 billion in fiscal 2011 revenue. We compete with these publicly traded companies for executive talent. If compensation data was unavailable for certain executive positions, the Committee considered compensation surveys that provided information on companies of broadly similar size and business mix as Allstate, as well as companies with a broader market context. The compensation surveys considered include the Towers Watson Diversified Insurance Survey, the Towers Watson General Industry Survey, and the Frederic W. Cook General Industry Survey. The Towers Watson Diversified Insurance Survey includes insurance companies with assets greater than $100 billion. The Towers Watson General Industry Survey includes companies with revenue greater than $20 billion.

The Committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the Committee balances the various elements of compensation based on individual performance, job scope and responsibilities, experience, and market practices.

Salary

Executive salaries are set by the Board based on the Committee's recommendations. In recommending executive base salary levels, the Committee uses the 50th percentile of our peer insurance companies as a guideline, which supports Allstate's ability to compete effectively for executive talent. Annual merit increases for the named executives other than the CEO are based on evaluations of their performance by the CEO, Committee, and Board, using the enterprise-wide merit increase budget as a guideline. An annual merit increase for the CEO is based on an evaluation of his performance and market conditions by the Committee and the Board.

Annual Cash Incentive Awards

In 2012 executives could earn an annual cash incentive award based on Allstate's achievement of performance measures during the year and assessments of individual performance.

In order to qualify annual incentive awards as deductible performance-based compensation under Internal Revenue Code section 162(m), a pool equal to 1.0% of Adjusted Operating Income (defined on page 56) was established. The maximum amount payable to any named executive who served as CFO during the year is an amount equal to 15% of the award pool. The maximum amount payable to the CEO and the three most highly compensated executives, excluding any named executive who served as CFO during the year, is the lesser of a stockholder approved maximum of $8.5 million under the Annual Executive Incentive Plan or a percentage, which varies by executive, of the award pool. The CEO can earn up to 40% of the pool, while the maximum percentage for each other named executive is 15% of the pool. These limits established the maximum annual cash incentive awards that could be paid while preserving deductibility under section 162(m). The Committee retained complete discretion to pay less than these maximum amounts, with actual awards based on the named executive's target annual incentive award opportunity and the achievement of performance measures and assessments of individual performance. The target annual incentive award opportunity for each named executive was determined based on market data pay levels at peer insurance companies and our benchmark target for total direct compensation at the 50th percentile.

Long-term Equity Incentive Awards

We grant equity awards to executives based on scope of responsibility, consistent with our philosophy that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for Allstate's performance. Additionally, from time to time, equity awards are also granted to attract new executives. The Committee annually reviews the mix of equity incentives provided to the named executives. Beginning with awards made to our senior executives in 2012, the mix of equity incentives changed to 50% performance stock awards and 50% stock options. We believe stock options are a form of performance-based incentive compensation because they require stock price growth to deliver any value to an executive, while performance stock awards provide direct alignment with stockholder interests.

Timing of Equity Awards and Grant Practices

Typically, the Committee approves grants of equity awards during a meeting in the first fiscal quarter. The timing allows the Committee to align awards with our performance and business goals. Throughout the year, the Committee may grant equity incentive awards to newly hired or promoted executive officers.

The Committee approves grants of equity awards to executive officers. Under authority delegated by the Board and Committee, an equity award committee may grant, to employees other than executive officers, restricted stock units and stock options to newly hired and promoted executives and in recognition of outstanding achievements. At each regularly scheduled meeting the Committee reviews equity awards granted by the equity award committee. The grant date for awards to newly hired or promoted executives is fixed as the first business day of a month following the later of committee action or the date of hire or promotion. For additional information on the Committee's practices, see the *Corporate Governance Practices* section of this proxy statement.

Performance Measures for 2012

The performance measures are based on Allstate's strategy of providing differentiated products and services to distinct consumer segments, 2012 priorities, and the profitability commitments made to investors.

Our unique strategy



2012 Priorities

- Maintain auto profitability
- Raise returns in homeowners and annuities businesses
- Grow insurance premiums
- Proactively manage investments and capital

In 2012, Allstate continued to deliver on its strategy and operating priorities. Net income for 2012 was $2.31 billion, or $4.68 per diluted share, compared to $787 million, or $1.50 per diluted share, in 2011. The increase was primarily due to higher property-liability and Allstate Financial operating income, partially offset by lower net realized capital gains.

Allstate Protection made progress on achieving its priorities in 2012. We maintained strong auto insurance profitability and significantly improved homeowners underlying margins, despite the impact of catastrophes. Total net written premium was $27.03 billion, an increase of 4% over 2011. The increase was primarily the result of our acquisition of Esurance to serve the self directed consumer segment. The property-liability combined ratio of 95.5 was a 7.9 point improvement from the 2011 combined ratio of 103.4.

Allstate Financial increased sales through Allstate agencies with a 9.3% increase in issued life insurance policies written in 2012. Allstate Benefits, Allstate Financial's voluntary employee benefits unit, had a successful annual enrollment season, achieving a 6.5% increase in new business written for the year.

Allstate Investments continued to apply a proactive approach to risk and return optimization throughout 2012. Proactive management actions delivered solid total returns of 7.3% in 2012, driven by increases in fixed income and equity appreciation, and stable net investment income reflecting higher limited partnership results.

Annual Cash Incentive Awards

The total funding for 2012 annual incentive awards is calculated based on three measures: Adjusted Operating Income, Total Premiums, and Net Investment Income. These measures were selected based on their strong correlation with overall stockholder value creation through profitable growth, business unit performance, or achievement of strategic priorities. All of these measures are defined in detail on pages 56-57. The ranges of performance are shown in the following table.

2012 Annual Cash Incentive Award Performance Measures

Measure	Threshold	Target	Maximum	Actual Results
Adjusted Operating Income *(in millions)*	$2,650	$3,100	$3,500	Above Maximum $3,685
Total Premiums *(in millions)*	$28,100	$28,800	$29,500	Between Target and Maximum $29,248
Net Investment Income *(in millions)*	$3,600	$3,765	$3,900	Between Target and Maximum $3,879
Payout Percentages				
CEO	50%*	100%	200%	187% payout
Other Named Executives	50%*	100%	250%	229% payout

* Actual performance below threshold results in a 0% payout.

Targets were set based on the 2012 operating plan, which was extensively reviewed, discussed, and assented to by the Board. The ranges for threshold and maximum were then informed by statistical modeling and probability testing. Our models measured the variability of actual results so that the measures require superior performance to achieve maximum levels. The performance ranges were then calibrated against expectations of business operations, risks, and industry and economic trends.

In the event of a net loss, the annual cash incentive award pool would have been reduced by 50% of actual performance. For example, if performance measures ordinarily would fund the pool at 60% *and* there was a net loss, then the pool would be funded at 30%. This mechanism would have prevented a misalignment between pay and performance in the event of a natural catastrophe or extreme financial market conditions.

The Committee approved the annual incentive award performance measures and the threshold, target, and maximum ranges in the first quarter of 2012. Beginning in the second quarter, the Committee reviewed the extent to which performance measures were achieved, and it approved the final results in the first quarter of 2013. Actual performance on the three performance measures determined the overall funding level of the pool and the aggregate total award budget for eligible employees. Individual awards are based on actual performance on the three performance measures and the resulting payout percentage, each named executive officers' target annual incentive award opportunity percentage, and considerations of individual performance. The Committee evaluated each executive officer's individual performance and contributions and approved the actual amount of all cash incentive awards for our executive officers, including the named executives. Further information on annual incentive award decisions can be found in the *Compensation Decisions for 2012* section below. We paid the cash incentive awards in March 2013.

Performance Stock Awards

Beginning in 2012, we granted one-half of our long-term equity incentive awards to senior executives in the form of performance stock awards (PSAs) tied to achievement of performance measures. The PSAs were granted instead of time-based restricted stock units as they more closely align compensation with stockholder interests and Allstate's long-term performance.

In March 2012, each of the named executives was awarded a target number of PSAs. The PSAs granted in 2012 have a three-year performance cycle (2012-2014). The number of PSAs which become earned and vested at the end of the three-year performance cycle depends on our annual adjusted operating income return on equity attained during each year of the performance cycle. Annual adjusted operating income return on equity ("Adjusted Operating Income ROE") is defined on page 57. Adjusted Operating Income ROE includes a minimum and maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure by limiting the impact of extreme weather conditions. The Committee selected

Adjusted Operating Income ROE as the performance measure because it —

- Captures both income and balance sheet impacts, including capital management actions.
- Provides a useful gauge of overall performance while limiting the effects of extreme weather conditions and other items that management cannot influence.
- Measures performance in a way that is tracked and understood by investors.
- Correlates to changes in long-term stockholder value.

Performance is measured in three separate one-year periods. The actual number of PSAs earned for each measurement period varies from 0% to 200% of that period's target PSAs based on Adjusted Operating Income ROE for the period. The measurement periods and levels of Adjusted Operating Income ROE needed to earn the threshold, target, and maximum number of PSAs for the measurement period are set forth in the table below. The annually increasing performance goals and a 13% maximum in 2014 are consistent with the corporation's return objectives and recognize the inherent earnings volatility of Allstate's business.

2012-2014 Performance Stock Awards Ranges of Performance

Annual Adjusted Operating Income Return on Equity	Threshold	Target	Maximum	Actual Results
Measurement Period 2012	4.0%	10.0%	11.5%	12.3%
Measurement Period 2013	4.5%	10.5%	12.25%	To be determined 2014
Measurement Period 2014	5.0%	11.0%	13.0%	To be determined 2015
Payout	0%	100%	200%	

Subject to positive net income hurdle

The Committee included a requirement of positive net income in order to earn PSAs based on Adjusted Operating Income ROE above target. In the event of a net loss in a measurement period, the number of PSAs earned would be limited to target, regardless of the Adjusted Operating Income ROE. This hurdle was included to prevent misalignment between Allstate reported net income and the PSAs earned based on the Adjusted Operating Income ROE result. This situation could occur if catastrophe losses or investment losses that are not included in Adjusted Operating Income ROE caused Allstate to report a net loss for the period.

At the end of each measurement period, the Committee certifies the level of our Adjusted Operating Income ROE achievement, as well as the resulting number of PSAs earned by each named executive for that measurement period. The Committee does not have the discretion to adjust the performance achievement upward for any measurement period. PSAs earned will vest following the end of the three year performance cycle, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

Based on our Adjusted Operating Income ROE of 12.3% for 2012, 200% of the target number of PSAs for the 2012 measurement period were earned by our named executives and will be received on the conversion date in 2015, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control). The following table shows the target number of PSAs granted to each of our named executives for the 2012-2014 performance cycle, the target number of PSAs for the 2012 measurement period, and the number of PSAs earned based on achievement of the performance measure.

Named Executive	Target Number of PSAs (2012-2014 Performance Cycle)	Target Number of PSAs (2012 Measurement Period)	Achievement for 2012 Measurement Period	Number of PSAs Earned (2012 Measurement Period)
Mr. Wilson	124,194	41,398	Maximum	82,796
Mr. Shebik	9,736	3,245	Maximum	6,490
Mr. Civgin	30,645	10,215	Maximum	20,430
Ms. Greffin	29,032	9,677	Maximum	19,354
Mr. Gupta	21,169	7,056	Maximum	14,112
Mr. Winter	40,323	13,441	Maximum	26,882

In response to stockholder feedback, we are disclosing the ranges of performance for the 2013-2015 PSA performance cycle. The 2013-2015 performance cycle uses the same design as the 2012-2014 cycle adjusted to reflect an updated maximum and minimum amount of catastrophe losses. The Committee considered historical and expected performance when approving the ranges of performance for the 2013-2015 performance cycle.

2013-2015 Performance Stock Awards Ranges of Performance

Annual Adjusted Operating Income Return on Equity	Threshold	Target	Maximum
Measurement Period 2013	6.0%	11.0%	12.5%
Measurement Period 2014	6.0%	12.0%	13.5%
Measurement Period 2015	6.0%	13.0%	14.5%
Payout	0%	100%	200%

Subject to positive net income hurdle

Compensation Decisions for 2012

Mr. Wilson, Chairman, President and Chief Executive Officer

As stated in its charter, one of the Committee's most important responsibilities is to recommend the CEO's compensation to the Board. The Committee establishes the CEO's goals and, in conjunction with the nominating and governance committee, evaluates performance based on predetermined goals and actual results. When reviewing performance relative to these goals, the Board discusses the Committee's recommendations in executive session, without the CEO present. The Committee fulfills its oversight responsibilities and provides meaningful recommendations to the Board by analyzing competitive compensation data provided by its independent compensation consultant and company performance data. The Committee reviews the various elements of the CEO's compensation in the context of the total compensation package, including salary, annual cash incentive awards, and long-term incentive awards, and then presents its recommendations to the Board within this total compensation framework.

Mr. Wilson's total compensation and the amount of each compensation element are driven by the design of our compensation program, his experience, responsibility for Allstate's overall strategic direction, performance, and operations, and the Committee's analysis of peer company CEO compensation. In conjunction with the Committee's independent compensation consultant, the Committee conducts an annual review of Mr. Wilson's total target direct compensation and determines if any changes are warranted.

During the 2012 annual review, it was determined that Mr. Wilson's compensation opportunity should be increased to align with Allstate's practice of targeting

compensation at the median of its insurance industry peer group. Mr. Wilson's total target direct compensation has historically been significantly below the 50th percentile of our peer group. Because of Mr. Wilson's leadership responsibilities, experience, and ultimate accountability for company performance, the Committee set a higher level of target total direct compensation for him than for other executive officers.

- *Salary.* In 2012, the Committee did not adjust Mr. Wilson's annual base salary of $1,100,000, which was effective in March 2010.
- *Annual Incentive Award.* Since Mr. Wilson's total target direct compensation was well below the guideline of the 50th percentile of our peer group, the Committee approved an increase to his annual incentive award target for 2012 from 200% to 300% of base salary. The Committee also reduced the maximum opportunity for Mr. Wilson from 250% of target to 200% of target. Mr. Wilson's impact on overall returns included the following:
  - Under Mr. Wilson's leadership, in 2012 Allstate delivered on its strategy to provide differentiated products to four consumer segments while improving returns. An increase in overall premiums and a doubling of net and operating income in 2012 versus 2011 resulted in a strong year.
  - Allstate Protection maintained strong auto profitability, dramatically improved returns in homeowners, and began to reduce the negative impact on policies in force related to profit improvement actions.
  - Allstate Financial's strategic shift to underwritten products continued to provide strong results.
  - Allstate Investments proactive investment actions continued to produce solid total returns despite the low interest rate environment,

  The Committee approved an annual cash incentive award of $6,164,730 for Mr. Wilson based on its assessment of his performance in improving overall returns.

  Under the new target and reduced maximum, the payout was $6,164,730, while under the old methodology it would have been $5,046,360. The new target resulted in an increase of $1,118,370.
- *Equity Incentive Awards.* The Committee adjusted the target equity incentive award opportunity for Mr. Wilson in 2012 from 600% to 700% of base salary. The Committee granted equity awards of stock options with a grant date fair value of $3,850,000 and performance stock awards with a grant date fair value of $3,850,014, reflecting Mr. Wilson's target equity incentive award opportunity.
- *Target Total Direct Compensation.* The Committee continues to review Mr. Wilson's target total direct compensation against the benchmark guideline of the 50th percentile of our peers. Mr. Wilson's salary, annual cash incentive target of 300% of salary, and long-term equity incentive target of 700% of salary places his target total direct compensation at approximately the 50th percentile of our peer group.

Other Named Executives

After year-end, Mr. Wilson evaluated the performance and contributions of each member of his senior leadership team, including each other named executive. Based on his review, Mr. Wilson recommended specific adjustments to salary and incentive targets as well as actual incentive awards. The recommendations were considered and approved by the Committee.

***Mr. Shebik**, Executive Vice President and Chief Financial Officer*

- *Salary.* The Committee approved a promotional increase from $382,000 to $550,000 to reflect Mr. Shebik's expanded job scope and responsibilities as he became Chief Financial Officer, effective February 27, 2012. The Committee approved an additional salary increase from $550,000 to $600,000, effective July 29, 2012, based on his salary relative to our peer group.
- *Incentive Targets.* In recognition of his promotion and increased job scope and responsibilities, the Committee approved an increase in Mr. Shebik's target annual incentive award opportunity from 60% to 90% of salary and an increase in his target equity incentive award opportunity from 120% to 250% of salary. To align Mr. Shebik's incentive award targets with our peer group, the Committee approved an increase in his target annual incentive award opportunity from 90% to 110% of salary and an increase in his target equity incentive award opportunity from 250% to 300% of salary.
- *Annual Incentive Award.* Under Mr. Shebik's leadership, the organization delivered strong corporate operating results and continued to demonstrate excellent proactive capital management. The Committee approved an annual cash incentive award of $1,175,994

for Mr. Shebik based on its assessment of his performance in establishing and executing against our customer value propositions, delivering improved returns, and driving excellent capital management results.

- *Equity Incentive Awards.* In February 2012, Mr. Shebik was granted stock options with a grant date fair value of $229,287 and restricted stock units with a grant date fair value of $229,283, reflecting his target equity incentive award opportunity. The Committee granted a promotional award to Mr. Shebik of stock options with a grant date fair value of $301,821 and performance stock awards with a grant date fair value of $301,816.

***Mr. Civgin,** President and Chief Executive Officer, Allstate Financial*

- *Salary.* The Committee approved an increase from $635,000 to $685,000 based on a combination of Mr. Civgin's individual performance in 2011 and salary market positioning of chief financial officers relative to peer chief financial officers. The Committee approved a promotional increase from $685,000 to $700,000 to reflect expanded job scope and responsibilities as he was promoted from Chief Financial Officer to President and Chief Executive Officer of Allstate Financial, effective February 27, 2012.
- *Incentive Targets.* The Committee approved an increase in Mr. Civgin's target annual incentive award opportunity from 110% to 125% of salary in recognition of his promotion and increased job scope and responsibilities. Mr. Civgin's target equity incentive award opportunity of 300% of salary did not change.
- *Annual Incentive Award.* Under Mr. Civgin's leadership, Allstate Financial continued its strategy to grow underwritten products sold through Allstate agencies and Allstate Benefits, further reduce its concentration in spread-based products, and improve returns. Allstate Financial operating results in 2012 were all above target levels. Additionally, under Mr. Civgin's leadership, Esurance achieved strong growth and achieved the benefits assumed in our acquisition economics. The Committee approved an annual cash incentive award of $2,000,000 for Mr. Civgin based on its assessment of his performance in delivering strong operating results at Allstate Financial and delivering on the growth and operating goals at Esurance.
- *Equity Incentive Awards.* Based on the Committee's evaluation of Mr. Civgin's performance during 2011, the Committee granted him stock options with a grant date fair value of $949,998 and performance stock awards with a grant date fair value of $949,995, reflecting his target equity incentive award opportunity.

***Ms. Greffin,** Executive Vice President and Chief Investment Officer of Allstate Insurance Company*

- *Salary.* The Committee approved an increase from $590,000 to $610,000 based on a combination of Ms. Greffin's individual performance in 2011 and salary market positioning relative to our peer group.
- *Incentive Targets.* No changes were made to Ms. Greffin's incentive targets. Ms. Greffin's target annual incentive opportunity was 110% of salary and the target equity incentive award opportunity was 300% of salary.
- *Annual Incentive Award.* Under Ms. Greffin's leadership, Allstate Investments delivered net investment income well above plan and executed a fundamental change to the asset allocations to capture a better risk adjusted return. In addition, Allstate Investments began implementing a strategic plan to significantly reduce interest rate risk. The Committee approved an annual cash incentive award of $1,700,000 for Ms. Greffin based on its assessment of her performance in generating investment income and total returns in a challenging interest rate environment.
- *Equity Incentive Awards.* Based on the Committee's evaluation of Ms. Greffin's performance during 2011, the Committee granted her stock options with a grant date fair value of $899,998 and performance stock awards with a grant date fair value of $899,992, reflecting her target equity incentive award opportunity.

***Mr. Gupta,** Executive Vice President — Technology & Operations of Allstate Insurance Company*

- *Salary.* The Committee approved an increase from $525,000 to $540,000 based on a combination of Mr. Gupta's individual performance in 2011 and salary market positioning relative to our peer group.
- *Incentive Targets.* No changes were made to Mr. Gupta's incentive targets. Mr. Gupta's target annual incentive opportunity was 90% of salary and the target equity incentive award opportunity was 250% of salary.
- *Annual Incentive Award.* Mr. Gupta has continued to improve the capabilities and organizational alignment of the technology and operating functions which serve Allstate. Under his leadership, Allstate expanded the footprint of our technology resources and improved the

technology development, testing, and deployment processes at Allstate. The Committee approved an annual cash incentive award of $1,209,822 for Mr. Gupta based on its assessment of his performance in delivering excellent operating results, enhancing customer service, and managing expenses related to information technology and operations infrastructure.

- *Equity Incentive Awards.* Based on the Committee's evaluation of Mr. Gupta's performance during 2011, the Committee granted him stock options with a grant date fair value of $656,250 and performance stock awards with a grant date fair value of $656,239, reflecting his target equity incentive award opportunity.
- *Sign-On Awards.* The Committee approved $750,000 in cash, $350,000 payable within 30 days of his 2011 start date and the remainder payable on January 31, 2012, with a 24-month clawback for voluntary termination, to replace unvested equity awards he forfeited with his previous employer.

Mr. Winter, President, Allstate Auto, Home, and Agencies

- *Salary.* The Committee approved an increase from $700,000 to $725,000, effective February 27, 2012, to reflect expanded job scope and responsibilities as Mr. Winter became President, Allstate Auto, Home, and Agencies.
- *Incentive Targets.* The Committee approved an increase in Mr. Winter's target annual incentive award opportunity from 125% to 150% of salary in recognition of increased job scope and responsibilities. Mr. Winter's target equity incentive award opportunity of 350% of salary did not change.
- *Annual Incentive Award.* Under Mr. Winter's leadership, Allstate Auto, Home and Agencies continued to deliver on its strategy to offer unique products to different consumer segments while achieving its priorities of maintaining auto margins, improving homeowner returns, and growing insurance premiums. Allstate Auto, Home and Agencies delivered strong combined ratio results in auto and homeowners and an underlying combined ratio better than the outlook range set at the beginning of the year. The Committee approved an annual cash incentive award of $3,000,000 for Mr. Winter based on its assessment of his performance delivering strong operating metrics, expanding the product platform for our customers, and enhancing the relationships with our agents.
- *Equity Incentive Awards.* Based on the Committee's evaluation of Mr. Winter's performance during 2011, the Committee granted him stock options with a grant date fair value of $1,249,997 and performance stock awards with a grant date fair value of $1,250,013, reflecting his target equity incentive award opportunity.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we provide the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	•	•	•
Supplemental retirement benefit	•	•	
Health and welfare benefits[2]	•	•	•
Supplemental long term disability	•	•	
Deferred compensation	•	•	
Tax preparation and financial planning services	•	•[3]	
Mobile phones, ground transportation, and personal use of aircraft[4]	•	•	

(1) Allstate contributed $.74 for every dollar of basic pre-tax deposits made in 2012 (up to 5% of eligible pay).

(2) Including medical, dental, vision, life, accidental death and dismemberment, long term disability, and group legal insurance.

(3) All officers are eligible for tax preparation services. Financial planning services were provided only to senior executives.

(4) Ground transportation is available to senior executives only. In limited circumstances approved by the CEO, senior executives are permitted to use our corporate aircraft for personal purposes. Mobile phones are available to senior executives, other officers, certain managers, and certain employees depending on their job responsibilities.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and regular part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) was formed to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist.

Change-in-Control and Post-Termination Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain highly talented executives. A change-in-control of Allstate could have a disruptive impact on both Allstate and our executives. Change-in-control benefits and post-termination benefits are designed to mitigate that impact and to maintain alignment between the interests of our executives and our stockholders.

We substantially reduced change-in-control benefits in 2011. The named executives who had previously been parties to certain change-in-control agreements agreed to become participants in a new change-in-control severance plan (CIC Plan). Compared with the previous arrangements, the CIC Plan eliminates all excise tax gross ups; eliminates the lump sum cash pension enhancement based on additional years of age, service, and compensation; and reduces for named executives other than the CEO the amount of cash severance payable from three to two times the sum of base salary and target annual incentive. In order to receive the cash severance benefits under the CIC Plan following a change-in-control, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change-in-control. In addition, long-term equity incentive awards granted after 2011 will vest on an accelerated basis due to a change-in-control only if either Allstate terminates the executive's employment (other than for cause, death, or disability) or the executive terminates his or her employment for good reason within two years after the change-in-control (so-called "double-trigger" vesting).

The change-in-control and post-termination arrangements which are described in the *Potential Payments as a Result of Termination or Change-in-Control* section are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Stock Ownership Guidelines

Because we believe management's interests must be linked with those of our stockholders, we instituted stock ownership guidelines in 1996 that require each of the named executives to own Allstate common stock worth a multiple of base salary. We adjusted the stock ownership guidelines to accommodate the shift to performance stock awards beginning in 2012. The new guidelines provide that an executive must hold 75% of net after-tax shares received as a result of equity compensation awards until his or her salary multiple guideline is met. The chart

below shows the salary multiple guidelines and the equity holdings that count towards the requirement.

Name	Guideline	Status
Mr. Wilson	6x salary	✓ Meets guideline
Mr. Shebik	3x salary	✓ Meets guideline
Mr. Civgin	3x salary	✓ Meets guideline
Ms. Greffin	3x salary	✓ Meets guideline
Mr. Gupta	3x salary	Must hold 75% of net after-tax shares until guideline is met
Mr. Winter	3x salary	Must hold 75% of net after-tax shares until guideline is met

What Counts Toward the Guideline	What Does not Count Toward the Guideline
• Allstate shares owned personally	• Unexercised stock options
• Shares held in the Allstate 401(k) Savings Plan	• Performance stock awards
• Restricted stock units	

We also have a policy on insider trading that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative or hedging, such as selling short or buying or selling options.

Impact of Tax Considerations on Compensation

We may take a tax deduction of no more than $1 million per executive for compensation paid in any year to our CEO and the three other most highly compensated executives, excluding any individual that served as CFO during the year, as of the last day of the fiscal year in which the compensation is paid, unless the compensation meets specific standards. We may deduct more than $1 million in compensation if the standards are met, including that the compensation is performance-based and paid under a plan that meets certain requirements. The Committee considers the impact of this rule in developing, implementing, and administering our compensation programs. However, the Committee balances this consideration with our primary goal of structuring compensation programs to attract, motivate, and retain highly talented executives.

Our compensation programs are designed and administered so that payments to affected executives can be fully deductible. However, in light of the balance mentioned above and the need to maintain flexibility in administering compensation programs, we may authorize compensation in any year that exceeds $1 million and does not meet the required standards for deductibility. The amount of compensation paid in 2012 that was not deductible for tax purposes was $3,106,436.

Compensation Committee Report

The Compensation and Succession Committee has reviewed and discussed the Compensation Discussion and Analysis, contained on pages 25 through 39 of this proxy statement, with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION AND SUCCESSION COMMITTEE

W. James Farrell (Chairman)

Robert D. Beyer
Jack M. Greenberg
Ronald T. LeMay
Andrea Redmond
John W. Rowe
Joshua I. Smith

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of the named executives for the last three fiscal years.

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Thomas J. Wilson									
(Chairman, President	2012	1,100,000	—	3,850,014	3,850,000	6,164,730	1,982,607[6]	111,204	17,058,555
and Chief Executive	2011	1,100,000	—	2,310,005	4,290,001	2,252,800	1,157,562	69,448	11,179,816
Officer)	2010	1,093,846	—	2,225,995	4,134,002	1,091,096	679,359	75,322	9,299,620
Steven E. Shebik *(Executive Vice President and Chief Financial Officer)*	2012	545,330	—	531,099	531,108	1,175,994	563,812[7]	33,904	3,381,247
Don Civgin									
(President and Chief	2012	690,000	—	949,995	949,998	2,000,000	48,581[8]	28,302	4,666,876
Executive Officer	2011	624,231	—	594,998	1,104,996	750,000	29,270	23,532	3,127,027
Allstate Financial)	2010	562,692	—	596,759	1,108,246	400,000	20,648	27,013	2,715,358
Judith P. Greffin									
(Executive Vice	2012	606,538	—	899,992	899,998	1,700,000	952,989[9]	25,450	5,084,967
President and Chief	2011	577,692	—	535,486	994,500	750,000	616,936	32,156	3,506,770
Investment Officer)	2010	502,684	—	485,567	901,771	230,526	397,608	30,890	2,549,046
Suren K. Gupta *(Executive Vice*									
President—Technology &	2012	537,404	400,000[10]	656,239	656,250	1,209,822	11,519[11]	72,944	3,544,178
Operations)	2011	383,654	350,000[10]	674,991	975,004	500,000	0	18,896	2,902,545
Matthew E. Winter									
(President, Allstate	2012	721,154	—	1,250,013	1,249,997	3,000,000	52,425[12]	37,400	6,310,989
Auto, Home, and	2011	654,231	—	770,012	1,429,997	1,000,000	48,100	44,180	3,946,520
Agencies)	2010	600,000	—	734,994	1,365,002	1,212,300	3,833	35,159	3,951,288

(1) Mr. Shebik was not a named executive for 2010 and 2011 and Mr. Gupta was not a named executive for 2010.

(2) The aggregate grant date fair value of performance stock awards granted in 2012 and restricted stock units awards granted in 2012, 2011, and 2010 are computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The fair value of PSAs and RSUs is based on the final closing price of Allstate's stock as of the grant date, which in part reflects the payment of expected future dividends. (See note 18 to our audited financial statements for 2012.) This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The value for PSAs is based on the probable satisfaction of the performance conditions. The number of PSAs granted in 2012 to each named executive is provided in the *Grants of Plan-Based Awards* table on page 42. The value of the PSAs at grant date share price if maximum corporate performance were to be achieved is as follows: Mr. Wilson $7,700,028, Mr. Shebik $603,632, Mr. Civgin $1,899,990, Ms. Greffin $1,799,984, Mr. Gupta $1,312,478, and Mr. Winter $2,500,026.

(3) The aggregate grant date fair value of option awards computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the grant date using a binomial lattice model and the assumptions as set forth in the following table:

	2012	2011	2010
Weighted average expected term	9.0 years	7.9 years	7.8 years
Expected volatility	20.2 - 53.9%	22.1 - 53.9%	23.7 - 52.3%
Weighted average volatility	34.6%	35.1%	35.1%
Expected dividends	2.2 - 3.0%	2.5 - 3.7%	2.4 - 2.8%
Weighted average expected dividends	2.8%	2.7%	2.6%
Risk-free rate	0.0 - 2.2%	0.0 - 3.5%	0.1 - 3.9%

(See note 18 to our audited financial statements for 2012.) This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The number of options granted in 2012 to each named executive is provided in the Grants of Plan-Based Awards table on page 42.

(4) Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits* table, accrued during 2012, 2011, and 2010. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See note 17 to our audited financial statements for 2012.)

(5) The *All Other Compensation for 2012—Supplemental Table* provides details regarding the amounts for 2012 for this column.

(6) Reflects the increase in the actuarial value of the benefits provided to Mr. Wilson under the ARP and SRIP of $177,375 and $1,805,232 respectively. The increases resulted from $624,921 of accrual for one year with the remaining increase due to changes in the discount and interest rates and one year of interest.

(7) Reflects the increase in the actuarial value of the benefits provided to Mr. Shebik under the ARP and SRIP of $204,087 and $359,725 respectively. The increases resulted from $181,129 of accrual for one year with the remaining increase due to changes in the discount and interest rates and one year of interest.

(8) Reflects the increase in the actuarial value of the benefits provided to Mr. Civgin under the ARP and SRIP of $8,884 and $39,697 respectively. The increases resulted from $38,944 of annual pay credit and one year of interest with the remaining increase due to changes in the discount and interest rates.

(9) Reflects the increase in the actuarial value of the benefits provided to Ms. Greffin under the ARP and SRIP of $200,601 and $752,388 respectively. The increases resulted from $149,622 of accrual for one year with the remaining increase due to changes in the discount and interest rates and one year of interest.

(10) As part of his sign-on bonus in 2011, Mr. Gupta received $750,000 in cash, $350,000 payable within 30 days of his start date and the remainder payable on January 31, 2012. If Mr. Gupta voluntarily terminates his employment within 24 months of his hiring date, this bonus must be fully reimbursed to Allstate.

(11) Reflects the increase in the actuarial benefit provided to Mr. Gupta under the SRIP of $11,519. The increase resulted from $10,479 of annual pay credit and one year of interest with the remaining increase due to changes in the discount and interest rates.

(12) Reflects the increase in the actuarial value of the benefits provided to Mr. Winter under the ARP and SRIP of $7,522 and $44,903 respectively. The increases resulted from $45,847 of annual pay credit and one year of interest with the remaining increase due to changes in the discount and interest rates.

ALL OTHER COMPENSATION FOR 2012 — SUPPLEMENTAL TABLE
(In dollars)

The following table describes the incremental cost of other benefits provided in 2012 that are included in the "All Other Compensation" column.

Name	Personal Use of Aircraft(1)	401(k) Match(2)	Other(3)	Total All Other Compensation
Mr. Wilson	67,032	9,250	34,922	111,204
Mr. Shebik	0	9,250	24,654	33,904
Mr. Civgin	0	9,250	19,052	28,302
Ms. Greffin	0	9,250	16,200	25,450
Mr. Gupta	0	3,700	69,244	72,944
Mr. Winter	0	9,250	28,150	37,400

(1) The amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable

cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip related hangar expenses.

(2) Each of the named executives participated in our 401(k) plan during 2012. The amount shown is the amount allocated to their accounts as employer matching contributions.

(3) "Other" consists of premiums for group life insurance and personal benefits and perquisites consisting of mobile phones, tax preparation services, financial planning, ground transportation, supplemental long-term disability coverage, and for Mr. Gupta, $48,132 for reimbursement of taxes related to relocation expenses. (Tax assistance for certain relocation benefits is a standard component of our relocation program available to all employees.) Mr. Gupta also received amounts for relocation that are not reflected in other compensation because they are part of the standard relocation package available to all employees. There was no incremental cost for the use of mobile phones. We provide supplemental long-term disability coverage to all regular full-time and regular part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level which produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2012, and therefore, no incremental cost is reflected in the table.

GRANTS OF PLAN-BASED AWARDS AT FISCAL YEAR-END 2012(1)

The following table provides information about non-equity incentive plan awards and equity awards granted to our named executives during fiscal year 2012.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)						Grant Date Fair Value ($)(5)	
Name	Grant Date	Date of Committee Action for Equity Incentive Plan Awards	Plan Name	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Shr)(4)	Stock Awards	Option Awards
Mr. Wilson	—	—	Annual cash incentive	1,650,000	3,300,000	8,500,000								
	3/6/2012	3/6/2012	Performance stock awards				0	124,194	248,388				3,850,014	
	2/21/2012	2/20/2012	Stock options								444,060	31.56		3,850,000
Mr. Shebik	—	—	Annual cash incentive	256,033	512,065	5,527,500								
	3/6/2012	3/6/2012	Performance stock awards				0	9,736	19,472				301,816	
	3/6/2012	3/6/2012	Stock options								35,014	31.00		301,821
	2/21/2012	2/20/2012	Restricted stock units							7,265			229,283	
	2/21/2012	2/20/2012	Stock options								26,446	31.56		229,287
Mr. Civgin	—	—	Annual cash incentive	423,315	846,630	5,527,500								
	3/6/2012	3/6/2012	Performance stock awards				0	30,645	61,290				949,995	
	2/21/2012	2/20/2012	Stock options								109,573	31.56		949,998
Ms. Greffin	—	—	Annual cash incentive	333,596	667,192	5,527,500								
	3/6/2012	3/6/2012	Performance stock awards				0	29,032	58,064				899,992	
	2/21/2012	2/20/2012	Stock options								103,806	31.56		899,998
Mr. Gupta	—	—	Annual cash incentive	241,832	483,663	5,527,500								
	3/6/2012	3/6/2012	Performance stock awards				0	21,169	42,338				656,239	
	2/21/2012	2/20/2012	Stock options								75,692	31.56		656,250
Mr. Winter	—	—	Annual cash incentive	527,164	1,054,327	5,527,500								
	3/6/2012	3/6/2012	Performance stock awards				0	40,323	80,646				1,250,013	
	2/21/2012	2/20/2012	Stock options								144,175	31.56		1,249,997

(1) Awards under the Annual Executive Incentive Plan and the 2009 Equity Incentive Plan.

(2) The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable if threshold performance is achieved. If threshold is not achieved, the payment to named executives would be zero. The target amount is based upon achievement of the performance measures listed under the *Annual Cash Incentive Awards* caption on pages 31-32. The maximum amount payable to any named executive who served as CFO during the year is an amount equal to 15% of the award pool. The maximum amount payable to the CEO and the three most highly compensated executives, excluding any named executive who served as CFO during the year, is the lesser of a stockholder approved maximum of $8.5 million under the Annual Executive Incentive Plan or a percentage, which varies by executive, of the award

pool. The award pool is equal to 1.0% of Adjusted Operating Income with award opportunities capped at 40% of the pool for Mr. Wilson and 15% of the pool for each other such named executive. Adjusted Operating income is defined on page 56.

(3) The amounts shown in these columns reflect the threshold, target, and maximum performance stock awards for the named executives. The threshold amount for each named executive is 0% payout. The target and maximum amounts are based upon achievement of the performance measures listed under the *Performance Stock Awards* caption on pages 32-33.

(4) The exercise price of each option is equal to the fair market value of Allstate's common stock on the grant date. Fair market value is equal to the closing sale price on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

(5) The aggregate grant date fair value of the March 6, 2012, performance stock awards was $31.00 and stock option award was $8.62, computed in accordance with FASB ASC 718 based on the probable satisfaction of the performance conditions. The aggregate grant date fair value of the February 21, 2012, restricted stock units was $31.56 and the stock option awards was $8.67, computed in accordance with FASB ASC 718. The assumptions used in the valuation are discussed in footnotes 2 and 3 to the *Summary Compensation Table* on page 40.

Stock options

Stock options represent an opportunity to buy shares of our stock at a fixed exercise price at a future date. We use them to align the interests of our executives with long-term stockholder value, as the stock price must appreciate from the grant date for the executives to profit. Under our stockholder-approved equity incentive plan, the exercise price cannot be less than the fair market value of a share on the grant date. Stock option repricing is not permitted. In other words, without an event such as a stock split, if the Committee cancels an award and substitutes a new award, the exercise price of the new award cannot be less than the exercise price of the cancelled award. All stock option awards have been made in the form of nonqualified stock options. The options granted to the named executives in 2012 become exercisable over four years: 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates, and expire in ten years, except in certain change-in-control situations or under other special circumstances approved by the Committee.

Performance stock awards

Performance stock awards (PSAs) represent our promise to transfer shares of common stock in the future if certain performance measures are met. Each PSA represents Allstate's promise to transfer one fully vested share in the future for each PSA that vests. PSAs earned will vest following the end of the three year performance cycle, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control). Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. Performance stock awards were granted to our senior executives.

Restricted stock units

Mr. Shebik was the only named executive to receive an award of restricted stock units in 2012. This award was granted before he became a senior executive. Each restricted stock unit represents our promise to transfer one fully vested share of stock in the future if and when the restrictions expire (when the unit "vests"). Because restricted stock units are based on and payable in stock, they reinforce the alignment of interests of our executives and our stockholders. In addition, restricted stock units provide a retention incentive because they have a real, current value that is forfeited in most circumstances if an executive terminates employment before the restricted stock units vest. Under the terms of the restricted stock unit awards, the executives have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares. The restricted stock units granted to Mr. Shebik in 2012 vest over four years: 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates, except in certain change-in-control situations or under other special circumstances approved by the Committee. The restricted stock units granted to Mr. Shebik in 2012 include the right to receive previously accrued dividend equivalents when the underlying restricted stock unit vests.

Outstanding Equity Awards at Fiscal Year-End 2012

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

	Option Awards[1]					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[5]
Mr. Wilson	Feb. 06, 2004	97,100		$45.96	Feb. 06, 2014					
	Feb. 22, 2005	98,976		$52.57	Feb. 22, 2015					
	Jun 01, 2005	100,000		$58.47	Jun 01, 2015					
	Feb. 21, 2006	66,000		$53.84	Feb. 21, 2016					
	Feb. 21, 2006	124,000		$53.84	Feb. 21, 2016					
	Feb. 20, 2007	262,335		$62.24	Feb. 20, 2017					
	Feb. 26, 2008	338,316		$48.82	Feb. 26, 2018					
	Feb. 27, 2009	563,727	187,909	$16.83	Feb. 27, 2019	Feb. 27, 2009	132,264	$5,313,045		
	Feb. 22, 2010	208,788	208,788	$31.41	Feb. 22, 2020	Feb. 22, 2010	35,435	$1,423,424		
	Feb. 22, 2011	0	447,808	$31.74	Feb. 22, 2021	Feb. 22, 2011	72,779	$2,923,532		
	Feb. 21, 2012	0	444,060	$31.56	Feb. 21, 2022	Mar. 06, 2012			124,194	$4,988,873
										Aggregate Market Value
										$14,648,874
Mr. Shebik	Feb. 06, 2004	20,265		$45.96	Feb. 06, 2014					
	Feb. 22, 2005	20,836		$52.57	Feb. 22, 2015					
	Feb. 21, 2006	15,464		$53.84	Feb. 21, 2016					
	Feb. 21, 2006	9,000		$53.84	Feb. 21, 2016					
	Feb. 20, 2007	15,571		$62.24	Feb. 20, 2017					
	Feb. 26, 2008	25,763		$48.82	Feb. 26, 2018					
	Feb. 27, 2009	44,036	14,679	$16.83	Feb. 27, 2019	Feb. 27, 2009	10,332	$415,037		
	Feb. 22, 2010	16,808	16,808	$31.41	Feb. 22, 2020	Feb. 22, 2010	1,766	$70,940		
	Feb. 22, 2011	0	35,197	$31.74	Feb. 22, 2021	Feb. 22, 2011	3,541	$142,242		
	Feb. 21, 2012	0	26,446	$31.56	Feb. 21, 2022	Feb. 21, 2012	7,265	$291,835		
	Mar. 06, 2012	0	35,014	$31.00	Mar. 06, 2022	Mar. 06, 2012			9,736	$391,095
										Aggregate Market Value
										$1,311,149
Mr. Civgin	Sep. 08, 2008	65,000		$46.48	Sep. 08, 2018					
	Feb. 27, 2009	151,125	50,375	$16.83	Feb. 27, 2019	Feb. 27, 2009	35,458	$1,424,348		
	Feb. 22, 2010	55,972	55,972	$31.41	Feb. 22, 2020	Feb. 22, 2010	9,500	$381,615		
	Feb. 22, 2011	0	115,344	$31.74	Feb. 22, 2021	Feb. 22, 2011	18,746	$753,027		
	Feb. 21, 2012	0	109,573	$31.56	Feb. 21, 2022	Mar. 06, 2012			30,645	$1,231,009
										Aggregate Market Value
										$3,789,999
Ms. Greffin	Feb. 06, 2004	4,588		$45.96	Feb. 06, 2014					
	Mar. 09, 2004	20,714		$45.29	Mar. 09, 2014					
	Mar. 09, 2004	2,000		$45.29	Mar. 09, 2014					
	Feb. 22, 2005	15,314		$52.57	Feb. 22, 2015					
	Feb. 22, 2005	4,720		$52.57	Feb. 22, 2015					
	Feb. 21, 2006	19,919		$53.84	Feb. 21, 2016					
	Feb. 21, 2006	4,723		$53.84	Feb. 21, 2016					
	Feb. 20, 2007	21,291		$62.24	Feb. 20, 2017					
	Feb. 20, 2007	4,854		$62.24	Feb. 20, 2017					
	Jul. 17, 2007	3,660		$60.42	Jul. 17, 2017					
	Feb. 26, 2008	68,365		$48.82	Feb. 26, 2018					
	Feb. 26, 2008	28,298		$48.82	Feb. 26, 2018					
	Aug. 11, 2008	14,250		$46.56	Aug. 11, 2018					
	Feb. 27, 2009	105,242	35,081	$16.83	Feb. 27, 2019	Feb. 27, 2009	24,692	$991,878		
	Feb. 22, 2010	45,544	45,544	$31.41	Feb. 22, 2020	Feb. 22, 2010	7,730	$310,514		
	Feb. 22, 2011	0	103,810	$31.74	Feb. 22, 2021	Feb. 22, 2011	16,871	$677,708		
	Feb. 21, 2012	0	103,806	$31.56	Feb. 21, 2022	Mar. 06, 2012			29,032	$1,166,215
										Aggregate Market Value
										$3,146,315

	Option Awards(1)					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)(5)
Mr. Gupta	May 02, 2011	0	92,593	$33.88	May 02, 2021	May 2, 2011	19,923	$800,307		
	Feb. 21, 2012	0	75,692	$31.56	Feb. 21, 2022	Mar. 06, 2012			21,169	$850,359
										Aggregate Market Value
										$1,650,666
Mr. Winter	Nov. 02, 2009	25,155	8,385	$29.64	Nov. 02, 2019	Nov. 02, 2009	5,904	$237,164		
	Feb. 22, 2010	68,939	68,940	$31.41	Feb. 22, 2020	Feb. 22, 2010	11,700	$469,989		
	Feb. 22, 2011	0	149,269	$31.74	Feb. 22, 2021	Feb. 22, 2011	24,260	$974,524		
	Feb. 21, 2012	0	144,175	$31.56	Feb. 21, 2022	Mar. 06, 2012			40,323	$1,619,775
										Aggregate Market Value
										$3,301,452

(1) The options granted in 2012, 2011, and 2010 vest over four years: 50% on the second anniversary date and 25% on each of the third and fourth anniversary dates. The other options vest in four installments of 25% on each of the first four anniversaries of the grant date. The exercise price of each option is equal to the fair market value of Allstate's common stock on the grant date. For options granted prior to 2007, fair market value is equal to the average of high and low sale prices on the grant date. For options granted in 2007 and thereafter, fair market value is equal to the closing sale price on the grant date. In each case, if there was no sale on the grant date, fair market value is calculated as of the last previous day on which there was a sale.

(2) The aggregate value and aggregate number of exercisable in-the-money options as of December 31, 2012, for each of the named executives is as follows: Mr. Wilson $14,986,371 (772,515 aggregate number exercisable), Mr. Shebik $1,175,038 (60,844 aggregate number exercisable), Mr. Civgin $4,017,572 (207,097 aggregate number exercisable), Ms. Greffin $2,855,314 (150,786 aggregate number exercisable), Mr. Gupta $0 (0 exercisable), and Mr. Winter $868,788 (94,094 aggregate number exercisable).

(3) The aggregate value and aggregate number of unexercisable in-the-money options as of December 31, 2012, for each of the named executives is as follows: Mr. Wilson $13,813,157 (1,288,565 aggregate number unexercisable), Mr. Shebik $1,335,335 (128,144 aggregate number unexercisable), Mr. Civgin $3,581,841 (331,264 aggregate number unexercisable), Ms. Greffin $2,986,644 (288,241 aggregate number unexercisable), Mr. Gupta $1,234,118 (168,285 aggregate number unexercisable), and Mr. Winter $3,191,893 (370,769 aggregate number unexercisable).

(4) The restricted stock unit awards granted in 2012, 2011, and 2010 vest over four years: 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates. The other restricted stock unit awards vest in one installment on the fourth anniversary of the grant date, unless otherwise noted.

(5) Amount is based on the closing price of our common stock of $40.17 on December 31, 2012.

(6) The performance stock awards granted in 2012 vest in one installment on the third anniversary of the grant date.

Option Exercises and Stock Vested at Fiscal Year-End 2012

The following table summarizes the options exercised by the named executives during 2012 and the restricted stock unit awards that vested during 2012.

OPTION EXERCISES AND STOCK VESTED AT FISCAL YEAR-END 2012

	Option Awards[1]		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Wilson	101,000	950,410	72,139	2,269,366
Mr. Shebik	17,000	162,266	4,561	143,386
Mr. Civgin	0	0	13,799	465,252
Ms. Greffin	4,960	50,046	19,716	629,770
Mr. Gupta	0	0	0	0
Mr. Winter	0	0	11,700	369,252

(1) Options exercised in 2012 were due to expire in the first quarter of 2013.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The following table summarizes the named executives' pension benefits, which are calculated in the same manner as the change in pension value reflected in the *Summary Compensation Table.*

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1][2] ($)	Payments During Last Fiscal Year ($)
Mr. Wilson[3]	Allstate Retirement Plan	19.8	714,755	0
	Supplemental Retirement Income Plan	19.8	7,321,764	0
Mr. Shebik	Allstate Retirement Plan	24.2	883,828	0
	Supplemental Retirement Income Plan	24.2	1,495,579	0
Mr. Civgin	Allstate Retirement Plan	4.3	21,750	0
	Supplemental Retirement Income Plan	4.3	83,378	0
Ms. Greffin	Allstate Retirement Plan	22.3	749,619	0
	Supplemental Retirement Income Plan	22.3	3,254,696	0
Mr. Gupta[4]	Allstate Retirement Plan	1.8	0	0
	Supplemental Retirement Income Plan	1.8	11,519	0
Mr. Winter	Allstate Retirement Plan	3.2	13,822	0
	Supplemental Retirement Income Plan	3.2	90,536	0

(1) These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. Accrued benefits were calculated as of December 31, 2012, and used to calculate the present value of accumulated benefits at December 31, 2012. December 31 is our pension plan measurement date used for financial statement reporting purposes.

The amounts listed in this column are based on the following assumptions:

- Discount rate of 4.00%, payment form assuming 80% paid as a lump sum and 20% paid as an annuity, lump-sum/annuity conversion segmented interest rates of 4.25% for the first five years, 6.0% for the next 15 years, and 6.75% for all years after 20 and the 2013 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females (as required under the Internal Revenue Code), and post-retirement mortality for annuitants using the 2013 Internal Revenue Service mandated annuitant table; these are the same as those used for financial reporting year-end disclosure as described in the notes to Allstate's consolidated financial statements. (See note 17 to our audited financial statements for 2012.)
- Based on guidance provided by the Securities and Exchange Commission, we have assumed a normal retirement age of 65 under both the ARP and SRIP.
- No assumption for early termination, disability, or pre-retirement mortality.

(2) The figures reflect the present value of the current accrued pension benefits calculated using the assumptions described in the preceding footnote. If the named executives' employment terminated on December 31, 2012, the lump sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2012, is shown in the following table:

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	Supplemental Retirement Income Plan	8,362,753
Mr. Shebik	Supplemental Retirement Income Plan	1,774,245
Mr. Civgin	Supplemental Retirement Income Plan	75,735
Ms. Greffin	Supplemental Retirement Income Plan	4,103,726
Mr. Gupta	Supplemental Retirement Income Plan	10,479
Mr. Winter	Supplemental Retirement Income Plan	84,829

The amount shown is based on the lump sum methodology (i.e., interest rate and mortality table) used by the Allstate pension plans in 2013, as required under the Pension Protection Act. Specifically, the interest rate for 2013 is based on 100% of the average corporate bond segmented yield curve from August of the prior year. The mortality table for 2013 is the 2013 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females, as required under the Internal Revenue Code.

(3) Mr. Wilson's prior employment with another former Sears, Roebuck and Co. subsidiary is counted in determining his 26.5 years of vesting service under the Allstate Retirement Plan, but is not included in the calculation of credited service used for benefit determination purposes.

(4) Mr. Gupta is not currently vested in the Allstate Retirement Plan or the Supplemental Retirement Income Plan.

The benefits and value of benefits shown in the *Pension Benefits* table are based on the following material factors:

Allstate Retirement Plan (ARP)

The ARP has two different types of benefit formulas (final average pay and cash balance) which apply to participants based on their date of hire or the individual choices they made before a cash balance plan was introduced on January 1, 2003. Of the named executives, Messrs. Civgin, Gupta, and Winter are eligible to earn cash balance benefits. Benefits under the final average pay formula are earned and stated in the form of a straight life annuity payable at the normal retirement age 65. Participants who earn final average pay benefits may do so under one or more benefit formulas based on when they became ARP members and their years of service.

Ms. Greffin and Messrs. Shebik and Wilson have earned ARP benefits under the post-1988 final average pay formula that is the sum of the Base Benefit and the Additional Benefit, defined as follows:

- Base Benefit=1.55% of the participant's average annual compensation, multiplied by credited service after 1988 (limited to 28 years of credited service)
- Additional Benefit=0.65% of the amount, if any, of the participant's average annual compensation that exceeds the participant's covered compensation (the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age) multiplied by credited service after 1988 (limited to 28 years of credited service)

For participants eligible to earn cash balance benefits, pay credits are added to the cash balance account on a quarterly basis as a percent of compensation and based on the participant's years of vesting service as follows:

Cash Balance Plan Pay Credits

Vesting Service	Pay Credit %
Less than 1 year	0%
1 year, but less than 5 years	2.5%
5 years, but less than 10 years	3%
10 years, but less than 15 years	4%
15 years, but less than 20 years	5%
20 years, but less than 25 years	6%
25 years or more	7%

Supplemental Retirement Income Plan (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the ARP formula. The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP.

Credited Service; Other Aspects of the Pension Plans

As has generally been Allstate's practice, no additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP. Messrs. Shebik and Wilson have combined service with Allstate and its former parent company, Sears, Roebuck and Co. of 24.2 and 19.8 years, respectively. As a result of this prior Sears service, a portion of retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with prior Sears service who moved to Allstate during the spin-off from Sears in 1995, Messrs. Shebik's and Wilson's pension benefits under the ARP and the SRIP are calculated as if each had worked his combined Sears-Allstate career with Allstate, and then are reduced by amounts earned under the Sears pension plan.

For the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, pre-tax employee deposits made to our 401(k) plan and our cafeteria plan, holiday pay, and vacation pay. Eligible compensation also includes overtime pay, payment for temporary military

service, and payments for short term disability, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years preceding the actual retirement or termination date.

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality as required under the Internal Revenue Code. The lump sum payment under the cash balance benefit is generally equal to a participant's cash balance account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Age 65 is the earliest retirement age that a named executive may retire with full retirement benefits under the ARP and SRIP. However, a participant earning final average pay benefits is entitled to an early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service. A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance. Currently, Messrs. Shebik and Wilson are the only named executives eligible for an early retirement benefit.

As defined in the SRIP, SRIP benefits earned through December 31, 2004 (Pre 409A SRIP Benefits) are generally payable at the normal retirement age of 65. Pre 409A SRIP Benefits may be payable at age 50 or later if disabled, following early retirement at age 55 or older with 20 years of vesting service, or following death, in accordance with the terms of the SRIP. SRIP benefits earned after December 31, 2004 (Post 409A SRIP Benefits) are paid on the January 1 following termination of employment after reaching age 55 (a minimum six month deferral period applies), or following death, in accordance with the terms of the SRIP.

Eligible employees are vested in the normal ARP and SRIP retirement benefit on the earlier of the completion of five years of service or upon reaching age 65 (for participants with final average pay benefits) or the completion of three years of service or upon reaching age 65 (for participants whose benefits are calculated under the cash balance formula). The following SRIP payment dates assume a retirement or termination date of December 31, 2012:

- Mr. Wilson's Pre 409A SRIP Benefit would become payable as early as January 1, 2013, or following death or disability. Mr. Wilson's Post 409A SRIP Benefit would be paid on July 1, 2013, or following death. Mr. Wilson will turn 65 on October 15, 2022.
- Mr. Shebik's Pre 409A SRIP Benefit would be payable as early as January 1, 2013, or following death or disability. Mr. Shebik's Post 409A SRIP Benefit would be paid on July 1, 2013, or following death. Mr. Shebik will turn 65 on June 19, 2021.
- Mr. Civgin's Post 409A SRIP Benefit would be paid on January 1, 2017, or following death. Mr. Civgin will turn 65 on May 17, 2026.
- Ms. Greffin's Pre 409A SRIP Benefit would be payable as early as January 1, 2016, or following death or disability. Ms. Greffin's Post 409A SRIP Benefit would be paid on January 1, 2016, or following death. Ms. Greffin will turn 65 on August 16, 2025.
- Mr. Gupta's Post 409A SRIP Benefit is not currently vested, but would become payable following death. Mr. Gupta will turn 65 on March 4, 2026.
- Mr. Winter's Post 409A SRIP Benefit would be paid on July 1, 2013, or following death. Mr. Winter will turn 65 on January 22, 2022.

Non-Qualified Deferred Compensation

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2012. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

NON-QUALIFIED DEFERRED COMPENSATION AT FISCAL YEAR-END 2012

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	73,024	0	526,887
Mr. Shebik	0	0	14,265	0	100,913
Mr. Civgin	0	0	0	0	0
Ms. Greffin	0	0	205,294	0	1,657,102
Mr. Gupta	0	0	0	0	0
Mr. Winter	0	0	0	0	0

(1) Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the *Summary Compensation Table.*

(2) There are no amounts reported in the *Aggregate Balance at Last FYE* column that previously were reported as compensation in the *Summary Compensation Table.*

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($250,000 in 2012), to defer up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds that amount under the Deferred Compensation Plan. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the investment option or options selected by the participants. The investment options available in 2012 under the Deferred Compensation Plan are: Stable Value, S&P 500, International Equity, Russell 2000, Mid-Cap, and Bond Funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns net of administration and investment expenses. Because the rate of return is based on actual investment measures in our 401(k) plan, no above market earnings are paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily. Investment changes are effective the next business day. The Deferred Compensation Plan is unfunded; participants have only the rights of general unsecured creditors.

Deferrals under the Deferred Compensation Plan are segregated into Pre 409A balances and Post 409A balances. A named executive may elect to begin receiving a distribution of a Pre 409A balance immediately upon separation from service or in one of the first through fifth years after separation from service. The named executive may elect to receive payment of a Pre 409A balance in a lump sum or in annual cash installment payments over a period of two to ten years. In addition, a named executive may elect an in-service withdrawal of his or her entire Pre 409A balance subject to forfeiture of 10% of such balance. An irrevocable distribution election is required before making any Post 409A deferrals into the plan. The distribution options available to the Post 409A balances are similar to those available to the Pre 409A balances, except the earliest distribution date is six months following separation from service. Upon proof of unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change-in-Control (CIC)

The following table lists the compensation and benefits that Allstate would provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to all salaried employees. The table describes equity granting practices for the 2012 equity incentive awards. To the extent prior practices are relevant they are described in the footnotes.

	Compensation Elements								
Termination Scenarios	Base Salary	Severance Pay	Annual Incentive[1]	Stock Options[1][2]	Restricted Stock Units[1][2]	Performance Stock Awards[1][2]	Non-Qualified Pension Benefits[3]	Deferred Compensation[4]	Health, Welfare and Other Benefits
Termination[5]	Ceases immediately	None	Forfeited unless terminated on last day of fiscal year	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Forfeited	Forfeited	Distributions commence per plan	Distributions commence per participant election	None
Retirement	Ceases Immediately	None	Pro rated for the year based on actual performance for the year with any discretionary adjustments[6]	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of, retirement continue to vest. All expire at earlier of five years or normal expiration.[7]	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement continue to vest.[7]	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement continue to vest and are paid out based on actual performance.[7]	Distributions commence per plan	Distributions commence per participant election	None
Termination due to Change-in-Control[8]	Ceases Immediately	Lump sum equal to two times salary and annual incentive at target, except for CEO who receives three times salary, and annual incentive at target[9]	Pro rated at target (reduced by any actually paid)	Awards vest upon qualifying termination after a CIC.	Awards vest upon qualifying termination after a CIC.	Awards vest based on performance upon a qualifying termination after CIC.[10]	Immediately payable upon a CIC	Immediately payable upon a CIC	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[11]
Death	One month salary paid upon death	None	Pro rated for year based on actual performance for the year with any discretionary adjustments	Vest immediately and expire at earlier of two years or normal expiration	Vest immediately	Vests and is payable immediately.[12]	Distributions commence per plan	Payable within 90 days	None
Disability	Ceases Immediately	None	Pro rated for year based on actual performance for the year with any discretionary adjustments	Vest immediately and expire at earlier of two years or normal expiration	Vest immediately[13]	Vests and is payable immediately.[12]	Participant may request payment if age 50 or older	Distributions commence per participant election	Supplemental Long Term Disability benefits if enrolled in basic long term disability plan

(1) Named executives who receive an equity award under the 2009 Equity Incentive Plan or an annual cash incentive award under the Annual Executive Incentive Plan after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, the Board or a committee of the Board, to the extent permitted by applicable law, may recover compensation provided to the named executive including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

(2) Named executives who receive an equity award on or after February 21, 2012, that remains subject to a period of restriction or other performance or vesting condition, are subject to a non-compete provision while they are employed and for the two year period following termination of employment. If a named executive violates the non-competition covenant, the Board or a committee of the Board may, to the extent permitted by applicable law, cancel any or all of the named executive's outstanding awards granted on or after February 21, 2012, that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision.

(3) See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

(4) See the *Non-Qualified Deferred Compensation* section for additional information on the Deferred Compensation Plan and distribution options available.

(5) Includes both voluntary and involuntary termination. Examples of involuntary termination independent of a change-in-control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

(6) Retirement for purposes of the Annual Executive Incentive Plan is defined as voluntary termination on or after the date the named executive attains age 55 with at least 20 years of service.

(7) This description is the treatment of equity awards granted after February 20, 2012. Retirement for purposes of all equity awards granted after February 20, 2012, is age 60 with five years of service or age 55 with 10 years of service. Historical retirement definitions and treatment for purposes of stock options and restricted stock units are as follows:

		Date of award prior to February 22, 2011	**Date of award on or after February 22, 2011 and before February 21, 2012**
Early Retirement	Definition	Age 55 with 20 years of service	Age 55 with 10 years of service
	Treatment	Unvested awards are forfeited. Stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.	Prorated portion of unvested awards continue to vest. Stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.
Normal Retirement	Definition	Age 60 with at least one year of service	Age 60 with at least one year of service
	Treatment	Unvested awards continue to vest and stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.	• Unvested awards not granted within 12 months of retirement continue to vest. • Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest. • Stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

(8) In general, a change-in-control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change-in-control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers at any time until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change-in-control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

(9) Under the change-in-control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change-in-control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change-in-control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

(10) For completed measurement periods with results certified by the Committee, the earned amount continues to vest. For open cycles, the Committee will determine the number of performance stock awards that continue to vest based on actual performance up to the change-in-control.

(11) If a named executive's employment is terminated by reason of death during the two years after the date of a change-in-control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination by reason of disability, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

(12) For completed measurement periods with results certified by the Committee, the earned amount is paid. For open cycles, the payout is target number of performance stock awards.

(13) If a named executive's employment is terminated due to disability, restricted stock units granted prior to February 22, 2011, are forfeited.

ESTIMATE OF POTENTIAL PAYMENTS UPON TERMINATION[1]

The table below describes the value of compensation and benefits payable to each named executive upon termination that would exceed the compensation or benefits generally available to all salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives such as deferred compensation and non-qualified pension benefits. The payment of the 2012 annual cash incentive award and any 2012 salary earned but not paid in 2012 due to Allstate's payroll cycle are not included in these tables because these are payable regardless of termination, death, or disability. Benefits and payments are calculated assuming a December 31, 2012, employment termination date.

Name	Severance ($)	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units — Unvested and Accelerated ($)	Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination/Retirement[2]	0	5,045,039	1,358,710	5,470,511	0	11,874,260
Termination due to Change-in-Control[3]	13,200,000	13,813,157	9,660,001	6,651,831	57,836[5]	43,382,825
Death	0	13,813,157	9,660,001	6,651,831	0	30,124,989
Disability	0	13,813,157	2,923,532	6,651,831	15,281,378[6]	38,669,898
Mr. Shebik						
Termination/Retirement[2]	0	597,930	317,303	428,855	0	1,344,088
Termination due to Change-in-Control[3]	2,340,836[4]	1,335,335	920,054	521,447	37,836[5]	5,155,508
Death	0	1,335,335	920,054	521,447	0	2,776,836
Disability	0	1,335,335	434,077	521,447	2,753,494[6]	5,044,353
Mr. Civgin						
Termination/Retirement[2]	0	0	0	0	0	0
Termination due to Change-in-Control[3]	3,150,000	3,581,841	2,558,990	1,641,346	36,899[5]	10,969,076
Death	0	3,581,841	2,558,990	1,641,346	0	7,782,177
Disability	0	3,581,841	753,027	1,641,346	7,853,461[6]	13,829,675
Ms. Greffin						
Termination/Retirement[2]	0	0	0	0	0	0
Termination due to Change-in-Control[3]	2,562,000	2,986,644	1,980,100	1,554,941	37,836[5]	9,121,521
Death	0	2,986,644	1,980,100	1,554,941	0	6,521,685
Disability	0	2,986,644	677,708	1,554,941	0[6]	5,219,293
Mr. Gupta						
Termination/Retirement[2]	0	0	0	0	0	0
Termination due to Change-in-Control[3]	1,740,537[4]	1,234,118	800,307	1,133,798	37,705[5]	4,946,465
Death	0	1,234,118	800,307	1,133,798	0	3,168,223
Disability	0	1,234,118	800,307	1,133,798	5,343,163[6]	8,511,386
Mr. Winter						
Termination/Retirement[2]	0	0	0	0	0	0
Termination due to Change-in-Control[3]	2,838,975[4]	3,191,893	1,681,677	2,159,700	37,836[5]	9,910,081
Death	0	3,191,893	1,681,677	2,159,700	0	7,033,270
Disability	0	3,191,893	974,524	2,159,700	7,043,714[6]	13,369,831

(1) A "0" indicates either that there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

(2) As of December 31, 2012, Messrs. Shebik and Wilson are the only named executives eligible to retire in accordance with Allstate's policy and the terms of its equity incentive compensation and benefit plans.

(3) The values in this change-in-control row represent amounts paid if both the change-in-control and qualifying termination occur on December 31, 2012. Performance stock awards are paid out based on actual performance; the 2012-2014 cycle includes one year at maximum and two years at

target for purposes of this table. Equity awards granted prior to 2012 immediately vest upon a change-in-control. The amounts payable to each named executive in event of a change-in-control would be as follows:

Name	Stock Options— Unvested and Accelerated ($)	Restricted stock units — Unvested and Accelerated ($)	Total — Unvested and Accelerated ($)
Mr. Wilson	9,989,800	9,660,001	19,649,801
Mr. Shebik	786,557	628,219	1,414,776
Mr. Civgin	2,638,417	2,558,990	5,197,407
Ms. Greffin	2,092,874	1,980,100	4,072,974
Mr. Gupta	582,410	800,307	1,382,717
Mr. Winter	1,950,546	1,681,677	3,632,223

Beginning with awards granted in 2012, equity awards do not accelerate in the event of a change-in-control unless also accompanied by a qualifying termination of employment. A change-in-control also would accelerate the distribution of each named executive's non-qualified deferred compensation and SRIP benefits. Please see the Non-Qualified Deferred Compensation at Fiscal Year End 2012 table and footnote 2 to the Pension Benefits table in the Retirement Benefits section for details regarding the applicable amounts for each named executive.

(4) Under the change-in-control plan, severance benefits for Messrs. Gupta, Shebik, and Winter were reduced by $311,463, $179,164, and $786,025, respectively, to avoid the imposition of excise taxes and maximize the severance benefit available under the plan.

(5) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $40,000 for Mr. Wilson and $20,000 for each other named executive.

(6) The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level which produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest one hundred dollars, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

Risk Management and Compensation

A review and assessment of potential compensation-related risks was conducted by the chief risk officer and reviewed by the compensation and succession committee. We believe that our compensation policies and practices are appropriately structured, and that they avoid providing incentives for employees to engage in unnecessary and excessive risk taking. We believe that executive compensation has to be examined in the larger context of an effective risk management framework and strong internal controls. As described in the *Board Role in Risk Oversight* section of the *Corporate Governance Practices* portion of this proxy statement, the Board and audit committee both play an important role in risk management oversight, including reviewing how management measures, evaluates, and manages the corporation's exposure to risks posed by a wide variety of events and conditions. In addition, the compensation and succession committee employs an independent compensation consultant each year to review and assess Allstate's executive pay levels, practices, and overall program design.

Performance Measures for 2012

Information regarding our performance measures is disclosed in the limited context of our annual cash incentive awards and performance stock awards and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

The following are descriptions of the performance measures used for our annual cash incentive awards for 2012 and performance stock awards for the 2012-2014 cycle. These measures are not GAAP measures. They were developed uniquely for incentive compensation purposes and are not reported items in our financial statements. Some of these measures use non-GAAP measures and operating measures. The Committee has approved the use of non-GAAP and operating measures when appropriate to drive executive focus on particular strategic, operational, or financial factors or to exclude factors over which our executives have little influence or control, such as financial market conditions. The compensation and succession committee reviews and assesses the measures used each year to ensure alignment with incentive compensation objectives.

Annual Cash Incentive Award Performance Measures for 2012

Adjusted Operating Income: This measure is used to assess financial performance. It is equal to net income adjusted to exclude the after tax effects of the items listed below:

- Realized capital gains and losses (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments.
- Valuation changes on embedded derivatives that are not hedged (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs).
- Business combination expenses and the amortization of purchased intangible assets.
- Gains and losses on disposed operations.
- Adjustments for other significant non-recurring, infrequent, or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or (b) there has been no similar charge or gain within the prior two years.
- Restructuring or related charges.
- Underwriting results of the Discontinued Lines and Coverages segment.
- Any settlement, awards, or claims paid as a result of lawsuits and other proceedings brought against Allstate subsidiaries regarding the scope and nature of coverage provided under insurance policies issued by such companies.
- Catastrophe losses. Catastrophes are defined and reported in The Allstate Corporation annual report on Form 10-K.
- Prepayment fees (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs) to be consistent with the incentive measure target.

Total Premiums: This measure is used to assess growth within the Allstate Protection and Allstate Financial businesses. It is equal to the sum of Allstate Protection premiums written and Allstate Financial premiums and contract charges as adjusted and described below.

Allstate Protection premiums written is equal to the Allstate Protection segment net premiums written adjusted to replace the actual amount of ceded reinsurance premium written for Allstate's voluntary reinsurance programs and dispositions, if any, with the amount included in the target. Voluntary reinsurance programs include all reinsurance placed through the reinsurance market including through reinsurance brokers and investment bankers, and catastrophe treaties, facultative and quota share agreements, catastrophe bonds, and other types of arrangements. Allstate Protection premiums written is reported in management's discussion and analysis in the annual report on Form 10-K.

Allstate Financial premiums and contract charges is equal to life and annuity premiums and contract charges reported in the consolidated statement of operations adjusted to exclude premiums and contract charges related to structured settlement annuities.

Net Investment Income: This measure is used to assess the financial operating performance provided from investments. It is equal to net investment income as reported in the consolidated statement of operations, adjusted to eliminate the effects of differences between actual monthly average assets under management (actual AUM) and the monthly average assets under management assumed in determining the company's performance measure target for net investment income (target AUM). It also excludes amounts for prepayment fees to be consistent with the incentive measure target.

Actual net investment income is adjusted by the amount equal to the amount of net investment income included in the company's performance measure target divided by the target AUM times the difference between the target and actual amounts of AUM. The net investment income actual result was decreased because the actual AUM was above the target AUM.

Actual AUM equals the average of the thirteen month end total investments, including the beginning and end of the annual period, as reported in the consolidated statement of financial position, adjusted to exclude the unrealized gain (loss) for fixed income, equity, short term securities and securities lending assets for each month.

Performance Stock Award Performance Measures for 2012-2014 cycle

Annual Adjusted Operating Income Return on Equity: This measure is used to assess financial performance. The annual adjusted operating income return on equity is calculated as the ratio of annual adjusted operating income divided by the average of stockholder's equity excluding unrealized net capital gains and losses at the beginning and at the end of the year.

Annual adjusted operating income is equal to net income adjusted to exclude the after tax effects of the items listed below.

- Realized capital gains and losses (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments.
- Valuation changes on embedded derivatives that are not hedged (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs).
- Business combination expenses and the amortization of purchased intangible assets.
- Gains and losses on disposed operations.
- Adjustments for other significant non-recurring, infrequent, or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or (b) there has been no similar charge or gain within the prior two years.
- Underwriting results of the Discontinued Lines and Coverages segment.
- Prepayment fees (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs) to be consistent with the incentive measure target.

In addition in computing annual adjusted operating income ROE, catastrophe losses will be adjusted to reflect a minimum or maximum amount of after-tax catastrophe losses if actual after-tax catastrophe losses are less than $1.1 billion or exceed $1.6 billion. In the 2012 measurement period after tax catastrophe losses were $1.5 billion and did not require adjustment. Catastrophe losses are defined and reported in The Allstate Corporation annual report on Form 10-K.

Net Income: Net income will be calculated as reported in The Allstate Corporation annual report on Form 10-K financial statements.

Director Compensation

The following table summarizes the compensation of each of our non-employee directors during 2012 for his or her services as a member of the Board and its committees. Messrs. Crawford and Henkel are not included because they did not join the Board until 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Mr. Ackerman[2]	110,000	150,006	260,006
Mr. Beyer	90,000	150,006	240,006
Mr. Farrell[3]	110,000	150,006	260,006
Mr. Greenberg	90,000	150,006	240,006
Mr. LeMay	90,000	150,006	240,006
Ms. Redmond	90,000	150,006	240,006
Mr. Riley, Jr.[4]	115,000	150,006	265,006
Mr. Rowe[5]	95,687	187,507	283,194
Mr. Smith	90,000	150,006	240,006
Ms. Sprieser[6]	115,000	150,006	265,006
Mrs. Taylor	90,000	150,006	240,006

(1) The aggregate grant date fair value of restricted stock units is based on the final closing price of Allstate stock as of the date of the grant. The final closing price in part reflects the payment of expected future dividends. (See note 18 to our audited financial statements for 2012.) For the annual restricted stock unit awards granted to each director on June 1, 2012, the final closing price of Allstate stock on the grant date was $33.07. The aggregate grant date fair value of the annual 2012 restricted stock unit awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, was $150,006 for each director. The aggregate grant date fair value of the prorated restricted stock unit award granted to Mr. Rowe when he joined the Board in 2012, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, was $37,501 based on a final closing price on the grant date of $30.84. Each restricted stock unit entitles the director to receive one share of Allstate stock on the conversion date. The aggregate number of restricted stock units outstanding as of December 31, 2012, for each director is as follows: Ms. Sprieser, Mrs. Taylor, and Messrs. Ackerman, Farrell, Greenberg, LeMay, Riley, and Smith, each 30,261; Mr. Beyer, 26,261; Ms. Redmond, 16,603; and Mr. Rowe, 5,752. Restricted stock unit awards granted before September 15, 2008, convert into stock one year after termination of Board service, or upon death or disability if earlier. Restricted stock unit awards granted on or after September 15, 2008, convert into stock upon termination of Board service, or upon death or disability if earlier.

Non-employee directors do not receive stock options as part of their compensation as a result of a policy change on June 1, 2009. The aggregate number of options outstanding as of December 31, 2012, under prior option awards for each director is as follows: Ms. Sprieser, Mrs. Taylor, and Messrs. Ackerman, Greenberg, LeMay, and Riley, each 24,000; Mr. Beyer, 10,667; Mr. Farrell, 20,000; Ms. Redmond and Mr. Rowe, each 0; and Mr. Smith, 22,666. All of these outstanding stock options were exercisable as of December 31, 2012.

(2) Chair of the Nominating and Governance Committee during 2012.

(3) Chair of the Compensation and Succession Committee during 2012.

(4) Lead director during 2012.

(5) Consistent with our practice, Mr. Rowe received a pro-rated payment of his Board retainer in the amount of $5,686.81 and 1,216 restricted stock unit awards when he joined the Board on February 7, 2012.

(6) Chair of the Audit Committee during 2012.

On March 1, June 1, September 1, and December 1, 2012, each non-employee director received a $22,500 quarterly cash retainer, and each committee chair received an additional $5,000 quarterly cash retainer, except for the audit committee chair, who received an additional $6,250 quarterly cash retainer. The independent lead director received an additional $6,250 quarterly cash retainer. On June 1, 2012, each non-employee director received an annual award of restricted stock units under the 2006 Equity Compensation Plan for Non-Employee Directors. The number of restricted stock units granted to each director was equal to $150,000 divided by the fair market value of a share of our stock on June 1, 2012, rounded to the nearest whole share. No meeting fees or other professional fees are paid to the directors. Under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that generates earnings based on (a) the market value of, and dividends paid on, Allstate common shares (common share units); (b) the average interest rate payable on 90-day dealer commercial paper; (c) Standard & Poor's 500 Composite Stock Price Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years.

Restricted stock unit awards granted on or after September 15, 2008, provide for delivery of the underlying shares of Allstate common stock upon the earlier of (a) the date of the director's death or disability or (b) the date the director leaves the Board. Restricted stock unit awards granted before September 15, 2008, provide for delivery of the underlying shares of Allstate common stock upon the earlier of (a) the date of the director's death or disability or (b) one year after the date the director leaves the Board. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock. Under the terms of the restricted stock unit awards, directors have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares.

In accordance with the terms of the 2006 Equity Compensation Plan for Non-Employee Directors, the exercise price of the stock option awards is equal to the fair market value of Allstate common stock on the grant date. For options granted in 2007 and 2008, the fair market value is equal to the closing sale price on the date of the grant, and for options granted prior to 2007, fair market value is equal to the average of high and low sale prices on the grant date, and, in each case, if there was no such sale on the grant date, then on the last previous day on which there was a sale. The options became exercisable in three substantially equal annual installments and expire ten years after grant. Stock option repricing is not permitted. An outstanding stock option will not be amended to reduce the option exercise price. However, the plan permits repricing in the event of an equity restructuring (such as a split) or a change in corporate capitalization (such as a merger).

As detailed in our *Corporate Governance Guidelines,* the corporation maintains stock ownership guidelines for our non-employee directors. Within five years of joining the Board, each director is expected to accumulate an ownership position in Allstate securities equal to five times the value of the annual cash retainer paid for board service. Every director has met the ownership guideline, except for Messrs. Crawford and Henkel, who joined the Board in 2013 and have until January 30, 2018, and March 1, 2018, respectively, to meet the guideline.

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of Allstate common stock beneficially owned by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly, as well as shares subject to stock options exercisable on or before April 30, 2013, and restricted stock units with restrictions that expire on or before April 30, 2013. The following share amounts are as of March 1, 2013. As of March 1, 2013, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1] (a)	Common Stock Subject to Options Exercisable and Restricted Stock Units for which restrictions expire on or prior to April 30, 2013 — Included in Column (a) (b)
F. Duane Ackerman	46,296	24,000
Robert D. Beyer	60,233	10,667
Kermit R. Crawford	0	0
W. James Farrell	30,546	20,000
Jack M. Greenberg	22,500	20,000
Herbert L. Henkel	0	0
Ronald T. LeMay	30,070	24,000
Andrea Redmond	4,000	0
H. John Riley, Jr.	44,375	24,000
John W. Rowe	6,025	0
Joshua I. Smith	22,666	22,666
Judith A. Sprieser	25,244	24,000
Mary Alice Taylor	46,348	24,000
Thomas J. Wilson	2,722,905	2,375,449
Don Civgin	447,980	408,130
Judith P. Greffin	521,853	473,240
Suren K. Gupta	160	0
Steven E. Shebik	267,388	208,424
Matthew E. Winter	223,058	203,197
All directors and executive officers as a group	5,547,387	4,762,073

(1) As of March 1, 2013, no director or nominee beneficially owned 1% or more of the outstanding common stock of the Corporation. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and restricted stock units for which restrictions expire on or prior to April 30, 2013) approximately 1.19% of the common stock outstanding as of March 1, 2013.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Northern Trust Corporation 50 S. LaSalle Street Chicago, IL 60603	25,943,542[(1)]	5.38%

(1) As of December 31, 2012. Held by Northern Trust Corporation together with certain subsidiaries (collectively "Northern"). Of such shares, Northern held 1,216,570 with sole voting power; 24,691,311 with shared voting power; 4,005,517 with sole investment power; and 5,066,850 with shared investment power. 16,878,771 of such shares were held by The Northern Trust Company as trustee on behalf of participants in Allstate's 401(k) Savings Plan. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Allstate's executive officers, directors, and persons who beneficially own more than ten percent of Allstate's common stock to file reports of securities ownership and changes in such ownership with the SEC.

Based solely upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its executive officers, directors, and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during 2012.

Proposal 3

Approval of 2013 Equity Incentive Plan

We are asking stockholders to approve The Allstate Corporation 2013 Equity Incentive Plan (the Plan), which amends and restates the 2009 Equity Incentive Plan. The Board approved the Plan and recommends approval by stockholders. The Plan is an important part of our pay-for-performance compensation program. The Board considers equity compensation to be a significant component of total compensation for Allstate's officers and other employees.

To approve the Plan, a majority of shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "FOR," provided that the total number of votes cast on the proposal represents over 50% of the total outstanding shares. Abstentions will be counted as shares present at the meeting and as votes cast on the proposal and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter or as votes cast on the proposal, but will be counted in the number of outstanding shares. So, failure to instruct your brokerage firm how to vote shares held in a brokerage account could impair our ability to get the Plan approved. If stockholders do not approve Proposal 3, the amendment and restatement of the 2009 Equity Incentive Plan as the 2013 Equity Incentive Plan will not become effective, but the 2009 Equity Incentive Plan will continue to remain in effect.


The Board recommends that stockholders vote FOR the approval of the Plan.

Highlights of the Plan

- ***No discounted awards.*** Awards that have an exercise price or base value cannot be granted with an exercise price or base value less than the fair market value on the grant date.
- ***No evergreen provision.*** There is no evergreen feature under which the shares authorized for issuance under the Plan can be automatically replenished.
- ***No repricing or exchange of stock options or stock appreciation rights.*** The Plan does not permit repricing of options or stock appreciation rights or the exchange of underwater options or stock appreciation rights for cash or other awards without stockholder approval, except in connection with certain corporate transactions involving Allstate or a change in control.
- ***Material amendments that require stockholder approval.*** Material changes, including increasing the number of shares authorized for issuance, materially modifying participation requirements, and changing the restrictions on repricing require stockholder approval.
- ***Administered by an independent committee.*** The Plan is administered by our compensation and succession committee (Committee), which is made up entirely of independent directors.

Additional Shares to be Authorized Under the Plan

As described above, equity compensation is a significant component of the total compensation of our officers and other employees. The Plan supports this overall compensation strategy by providing a means for granting equity awards to attract and retain talent. The material change to the Plan approved by the Committee and the Board is an increase in the number of shares of common stock authorized under the Plan from 70,380,000 shares to 90,230,000 shares. This amounts to a proposed increase of 19,850,000 shares. In addition, the Plan includes 6,815,597 unused shares that were available for awards under a previously terminated plan, The Allstate Corporation Equity Incentive Plan.

Factors Considered

In setting the number of proposed additional shares issuable under the Plan, the Committee and the Board considered a number of factors. These factors, each of which is discussed in greater detail below, included:

- Shares currently available under the Plan and how long the shares available (both currently and assuming the approval by stockholders of this Proposal 3) are expected to last.
- Historical equity award granting practices, including our three-year average share usage rate (commonly referred to as burn rate).
- Impact of total outstanding equity awards under the Plan.
- Expected value transfer and dilution.
- Compliance with Internal Revenue Code section 162(m).

Shares Currently Available under the Plan. As of March 1, 2013, we had 466,636,067 shares of common stock issued and outstanding (not including treasury shares) and 11,094,713 shares of common stock were available for future awards under the Plan, assuming performance stock awards at target (9,522,014 with such awards at maximum). The Committee and the Board considered that the shares currently available under the Plan may not be sufficient to cover future equity awards in the near term if material fluctuations in our stock price or material changes from historical granting practices occur. As of March 1, 2013, the proposed 19,850,000 additional shares would represent approximately 4.3% of the then-issued and outstanding shares of common stock, and, assuming the approval by stockholders of this Proposal 3, the aggregate of approximately 30,944,713 shares available under the Plan would represent approximately 6.6% of the then-issued and outstanding shares of common stock. The proposed additional shares, together with shares currently available under the Plan are expected to be sufficient, based on historical granting practices and the recent trading price of the common stock, to cover awards for approximately four to five years.

Historical Equity Award Granting Practices. In setting and recommending to stockholders the increase in the number of shares authorized under the Plan, the Committee and the Board also considered the historical number of equity awards granted under the Plan in the past two years. In 2011 and 2012, we used 6,942,708 and 8,183,435, respectively, of the shares authorized under the Plan to grant equity awards. Further, the Committee and the Board considered our three-year average burn rate of 1.46%, which is lower than the industry thresholds established by certain major proxy advisory firms.

Burn Rate

2012	1.64%
2011	1.46%
2010	1.27%
Three-year average	1.46%

Impact of Total Outstanding Equity Awards under the Plan. The Committee and the Board also considered the total number of equity awards outstanding under the Plan. Since the inception of the Plan in 2001, stockholders have approved the issuance of up to 70,380,000 shares, in addition to 6,815,597 unused shares that were available for awards under a previously terminated plan. The table below lists the total shares authorized under the Plan as of March 1, 2013.

Total Shares Authorized under the Equity Plan as of March 1, 2013

Total shares authorized under Plan	77,195,597(1)
Shares issued under Plan	27,309,881
Shares needed for outstanding awards	40,363,702
Plan authorized shares needed for restricted stock units that have not yet converted to common stock	5,959,676(2)
Unexercised stock options to purchase shares of common stock	31,258,629
Plan authorized shares needed for performance stock awards that have not vested and converted to common stock	3,145,397(2)(3)

(1) Includes 6,815,597 unused shares that were available for awards under a previously terminated plan.

(2) Each share issued on conversion of full value awards is counted against plan authorized shares at a 2.1 to 1.0 ratio.

(3) Represents shares needed for performance stock awards assuming performance for 2012-2014 and 2013-2015 cycles at maximum. Actual performance for 2012 was at maximum. The plan authorized shares needed for 2012 at maximum and other years at target is 1,865,247 shares.

Authorized but unissued shares or treasury shares may be used to provide common stock for awards. On March 1, 2013, the closing price of our common stock as reported

on the New York Stock Exchange Composite Tape was $46.35.

Expected Value Transfer and Dilution. In addition, the Committee and the Board considered the shareholder value transfer and dilution policies of certain institutional investors and major proxy advisory firms. They also considered the fact that the additional 19,850,000 shares proposed to be authorized under the Plan are expected to result in basic dilution of less than 15%. Basic dilution is calculated as shown below.

$$\text{Basic Dilution} = \frac{\text{(shares currently available under the Plan) + (shares to be issued on exercise or conversion of outstanding equity awards under the Plan) + (additional shares proposed to be authorized under the Plan)}}{\text{Total number of issued and outstanding shares of common stock (excluding treasury shares)}}$$

$$14.26\% = \frac{(11{,}094{,}713) + (35{,}595{,}634) + (19{,}850{,}000)}{466{,}636{,}067}$$

Compliance with Internal Revenue Code section 162(m). Performance-based awards granted under the Plan are intended to be eligible to qualify as "performance-based compensation" that would be fully deductible under Internal Revenue Code section 162(m). The Committee and the Board further considered that stockholders last approved the Plan in 2009 and that, in order for awards issuable under the Plan to be eligible to qualify as "performance-based compensation" (and therefore qualify for exemption from the tax deduction limitations under Internal Revenue Code section 162(m)), the performance goals and other material terms of the Plan must be approved by stockholders at least every five years.

In addition to satisfying New York Stock Exchange requirements and requirements under the Internal Revenue Code relating to incentive stock options, stockholder approval of the Plan will also constitute reapproval of the performance goals and other material terms of the Plan in order to be eligible to qualify as "performance-based" compensation for purposes of Internal Revenue Code section 162(m), as described below.

Summary of 2013 Equity Incentive Plan

The following is a summary of the material features of the Plan. This summary is qualified in its entirety by reference to Appendix B, which contains the complete text of the Plan.

Administration

The Plan provides that the compensation and succession committee or another committee appointed by the Board consisting solely of two or more non-employee members of the Board will administer the Plan. Because the Committee is currently performing administration duties, throughout the following discussion we refer to the administrator as the Committee. The Committee has full and final authority under the Plan to determine eligibility and types and terms of awards and to interpret and administer the Plan. In 2008 the Board delegated to the equity award committee, consisting of the person who at any time holds the office of CEO provided such person is an Allstate director, the authority to grant restricted stock units and nonqualified stock options to eligible employees who are not subject to Section 16 of the Securities Exchange Act of 1934, in certain new hire situations, in connection with promotions, and to recognize key contributions that occur between regularly scheduled Committee meetings.

Prohibition on Repricing and Buy-Outs of Options and Stock Appreciation Rights

Without stockholder approval, the Committee may not amend outstanding options or stock appreciation rights to reduce the exercise price or base value of the award or cancel options or stock appreciation rights in exchange for either cash or other securities or other awards or options or stock appreciation rights with an exercise price or base value that is less than the exercise price or base value of the original options or stock appreciation rights, except in connection with a change of control or a corporate transaction involving Allstate, including, for example, a stock dividend, stock split, spin off, rights offering, recapitalization through a large, nonrecurring cash dividend, or other transaction or event described in the Plan's award adjustment provisions,

Eligibility

Awards may be made to any of our employees or employees of any of our subsidiaries, approximately 38,500 people, who are on the payroll system of Allstate or any of its subsidiaries and who are not covered by a collective bargaining agreement. In determining which employees will receive awards, the Committee will consider such factors as it deems relevant in order to promote the purposes of the Plan. In 2013, we anticipate

that approximately 800 employees will receive awards under the Plan.

Types of Awards

Awards may be in the form of stock options, stock appreciation rights, unrestricted stock, restricted stock, restricted stock units, performance units, performance stock, and other awards including the payment of stock in lieu of cash under our other incentive or bonus programs or otherwise and payment of cash based on attainment of performance goals. Share-based awards relate to shares of our common stock. To date, only nonqualified stock options, restricted stock, restricted stock units, and performance stock have been granted under the Plan.

Stock Options

The Plan permits the Committee to grant nonqualified options and incentive stock options. To date, only nonqualified options have been granted under the Plan. Subject to the limits in the Plan, the Committee has discretion to determine the number of options to be awarded and the terms and conditions of the awards. Each award is evidenced by an agreement that specifies the number of shares subject to the award, the exercise price, the option term and exercise periods, the vesting schedule, and other terms the Committee may deem appropriate such as provisions relating to a change of control and vesting and forfeiture upon a participant's termination of employment. No dividend equivalents may be provided with respect to options.

The option exercise price may not be less than the fair market value of a share of our common stock on the grant date, and the option term may not exceed ten years. Options may be exercised by delivery of a notice of intent to purchase a specific number of shares. Payment may be made in cash or its equivalent, by tendering previously acquired shares of common stock, by share withholding, by means of a broker-assisted cashless exercise, or any combination of the foregoing.

Options may not be granted with a reload feature, which entitles the option holder to receive additional options when exercising options by tendering shares. The Committee may not reprice any options without stockholder approval, including the cancellation of options in exchange for options with a lower exercise price or for cash or other securities (other than in connection with certain corporate transactions involving Allstate or a change in control).

Stock Appreciation Rights

The Plan permits the Committee to grant stock appreciation rights. To date, no stock appreciation rights have been granted under the Plan. Subject to the limits in the Plan, the Committee has discretion to determine the number of stock appreciation rights to be awarded and the terms and conditions of the awards. Each award is evidenced by an agreement that specifies the number of shares subject to the award, the base value of the award, the award's term and exercise periods, the vesting schedule, and other terms the Committee may deem appropriate such as provisions relating to a change of control and vesting and forfeiture upon a participant's termination of employment. A stock appreciation right's base value may not be less than the fair market value of a share of our common stock on the grant date, and a stock appreciation right's term may not exceed ten years. No dividend equivalents may be provided with respect to stock appreciation rights.

Stock appreciation rights may be granted alone or in tandem with options or in any combination of these forms. Upon exercise of a stock appreciation right, an employee will receive payment in an amount equal to the product of the excess of the fair market value of a share of our common stock on the date of exercise over the base value multiplied by the number of shares with respect to which the stock appreciation right is exercised. The Committee may not reduce the base value of a stock appreciation right without stockholder approval, including canceling a stock appreciation right in exchange for an award with a lower base value or for cash or other securities (other than in connection with certain corporate transactions involving Allstate or a change in control).

Unrestricted Stock, Restricted Stock, and Restricted Stock Units

The Committee may also award restricted and unrestricted shares of our common stock and restricted stock units. Subject to the limits in the Plan, the Committee has discretion to determine the number of shares or units to be awarded and the terms and conditions of the awards. The right to vest or receive distributions or payments with respect to restricted stock and restricted stock unit awards may be conditioned upon attainment of performance goals or continued service. Each award is evidenced by an agreement that specifies the number of shares or units being awarded, any restrictions or vesting conditions, any applicable performance goals, and other terms the Committee may deem appropriate such as provisions relating to a change of control and a participant's termination of employment.

Restricted stock units may be settled in shares of our common stock or cash of equal value, or a combination of stock and cash.

During the restricted period, restricted stock and restricted stock units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Employees holding restricted stock may exercise full voting rights with respect to those shares during the restriction period and, subject to the Committee's right to determine otherwise at the time of grant, will receive regular cash dividends during the restricted period. The Committee may include dividend equivalent rights on awards of restricted stock units. With respect to any restricted stock or restricted stock unit awards with performance-based vesting, any dividends or dividend equivalent rights based on the performance-based vesting of such awards are only paid to the participant upon satisfaction of the performance-based vesting conditions.

Performance Units and Performance Stock

The Committee may also award performance units and performance stock awards. Subject to the limits in the Plan, the Committee has discretion to determine the number of performance units and performance stock awards to be awarded and the terms and conditions of the awards, including the applicable performance period and specific performance goals. The value of performance stock is based on the fair market value of a share of our common stock. The value of a performance unit is determined in the discretion of the Committee at the time of grant. The extent to which the performance goals are met during the performance periods established by the Committee will determine the number and/or value of performance units or performance stock that will be paid to employees. Payment of the value of earned performance units or performance stock after the end of the performance period will be made in cash or stock having an aggregate fair market value equal to the value of the performance units or performance stock at the end of the performance period, or a combination of stock and cash. The awards may be granted subject to such other restrictions and terms as the Committee determines. Each award is evidenced by an agreement that specifies the number of shares or units being awarded, any restrictions or vesting conditions, the performance goals, and any other terms the Committee may deem appropriate such as provisions relating to a change of control and dividend equivalent rights. To date, no performance units have been granted under the Plan. Any dividends or dividend equivalent rights under such awards are paid to the participant only if the applicable performance goals are achieved.

Other Awards

The Committee may grant other awards which may include the payment of stock in lieu of cash, including cash payable under our other incentive or bonus programs, and the payment of cash based on attainment of performance goals established by the Committee. None of these other awards have been granted to date under the Plan.

Section 162(m); Performance Goals

Internal Revenue Code section 162(m) generally limits income tax deductions of publicly-traded companies to the extent total compensation (including base salary, annual bonus, stock option exercises) for certain executive officers exceeds $1 million in any one taxable year. Under Section 162(m), the deduction limit does not apply to certain "performance-based" compensation which conforms to certain restrictive conditions stated under the Code and related regulations. The Plan has been structured with the intent that awards granted under the Plan may meet the requirements for "performance-based" compensation and Section 162(m). Options and stock appreciation rights granted under the Plan are intended to qualify as "performance-based" under Section 162(m) so long as they are granted at an exercise price not less than the value of our common stock on the grant date. Other awards under the Plan may qualify as "performance-based" under Section 162(m) if they vest or become payable only upon attainment of pre-established performance goals.

Certain awards under the Plan may be based on achievement of performance goals. These goals are established by the Committee and will be based on one or more of the following measures: sales, revenues, premiums, financial product sales, earnings per share, stockholder return and/or value, funds from operations, operating income, gross income, net income, combined ratio, underwriting income, cash flow, return on equity, return on capital, return on assets, values of assets, market share, net earnings, earnings before interest, operating ratios, stock price, customer satisfaction, customer retention, customer loyalty, strategic business criteria based on meeting specified revenue goals, market penetration goals, investment performance goals, business expansion goals or cost targets, accomplishment of mergers, acquisitions, dispositions, or similar extraordinary business transactions, profit returns and margins, financial return ratios, market performance, and/or risk-based

capital goals or returns. Performance goals may be measured solely on a corporate, subsidiary, business unit, or other grouping basis, or a combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

Deferral

The Committee may, in its sole discretion, permit a participant to defer the receipt of the payment of cash or the delivery of stock that would otherwise be due to such participant under the Plan. If any such deferral election is permitted, the Committee will establish rules and procedures for the deferrals.

Equity Incentive Plans of Foreign Subsidiaries

The Committee may authorize any foreign subsidiary to adopt a plan for granting awards, and awards granted under such foreign plans may be treated as awards under the Plan, if the Committee so determines. In such case, such foreign plans will have such terms and provisions as the Committee permits not inconsistent with the provisions of the Plan and which may be more restrictive than those contained in the Plan. Awards granted under such foreign plans are governed by the terms of the Plan except to the extent the provisions of the foreign plans are more restrictive than the terms of the Plan, in which case such terms of the foreign plans control.

Fungible Pool

Each share issued pursuant to an option or stock appreciation right (and, if granted before May 19, 2009, any other form of award) will reduce the number of shares available under the Plan by one share, and each share issued pursuant to awards granted on or after May 19, 2009, other than options and stock appreciation rights, will reduce the number of shares available by 2.1 shares. Shares of stock underlying awards that are lapsed or forfeited restricted stock awards, that are expired or canceled, that are settled in cash, or that are otherwise settled without delivery of shares of stock will not be treated as having been issued under the Plan. Shares which are used to pay the exercise price for an option or base value for a stock appreciation right and shares withheld to pay taxes will be treated as having been issued under the Plan. With respect to stock-settled stock appreciation rights, the full number of shares underlying the exercised portion of the stock appreciation right will be treated as having been issued under the Plan (regardless of the number of shares actually used to settle the stock appreciation right upon exercise).

Limits on Awards

No more than 5,500,000 shares may be issued pursuant to incentive stock options. So that awards will qualify as "performance-based compensation" under Internal Revenue Code section 162(m), the Plan also contains the following per-participant limitations on awards granted under the Plan:

- The total number of shares of stock with respect to which options or stock appreciation rights may be granted in any calendar year to any participant may not exceed 4,000,000 shares.
- The total number of shares of restricted stock or restricted stock units intended to qualify as performance-based compensation that may be granted in any calendar year to any participant may not exceed 3,000,000 shares or units, as the case may be.
- The total number of shares of performance stock that may be granted in any calendar year to any participant may not exceed 4,000,000 shares, and the maximum amount payable pursuant to performance units granted in any one calendar year to any participant may not exceed $10,000,000.
- The total number of shares of stock granted pursuant to other awards that are intended to qualify as performance-based compensation in any calendar year to any participant may not exceed 4,000,000 shares.
- The total cash award that is intended to qualify as performance-based compensation that may be paid pursuant to other awards granted in any one calendar year to any participant may not exceed $10,000,000.
- The aggregate value of cash dividends (other than large, nonrecurring cash dividends) or dividend equivalents that are intended to qualify as performance-based compensation that a participant may receive in any calendar year may not exceed $11,500,000.

Elective Share Withholding

An employee may irrevocably elect to have shares withheld with a fair market value in an amount required to satisfy the minimum federal, state, and local tax withholding requirements upon the exercise of an option or stock appreciation right, the vesting of a restricted stock or restricted stock unit award, or any other taxable event in respect to an award granted under the Plan.

Limits on Transferability

In general, awards are not assignable or transferable other than by will or the laws of descent and distribution. Vested portions of nonqualified options may be transferred to certain family members or to a trust, foundation, or any other entity meeting certain ownership requirements. However, in no event may a transfer be made for consideration.

Forfeitability

Unless otherwise provided by the Committee or in an award agreement, if a participant has a termination of employment, all awards will terminate and be forfeited on the date of such termination of employment. Typically, the Committee has prescribed that, subject to exceptions for death, disability, and retirement, an employee will forfeit all unexercised vested options three months after termination of employment (unless the Committee determines otherwise), and all other unvested awards will terminate and be forfeited on the date of an employee's termination of employment or failure to achieve specific performance goals.

Clawback

In the event of a restatement of our financial results to correct a material error or inaccuracy resulting in whole or in part from the fraud or intentional misconduct of an officer who is subject to Section 16 of the Securities Exchange Act of 1934, to the extent permitted by applicable law, we may take such actions as we determine to be appropriate to recover compensation provided to such officer under the Plan, including without limitation cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award.

The Plan also contains nonsolicitation covenants that apply to all participants while they are employed and for the one-year period following termination of employment. Noncompetition covenants apply to participants who received awards between February 21, 2012, and May 20, 2013, for the two year period following termination of employment and apply to participants who received awards after May 20, 2013 for the one year period following termination of employment. If a participant violates any of these restrictive covenants, as determined by our Board or a committee of our Board, to the extent permitted by applicable law we may take such actions as we determine to be appropriate to recover compensation provided to the participant under the Plan, including without limitation cancellation of outstanding awards or, upon a violation of the noncompetition covenants, recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

Adjustments for Certain Events

The Committee will make proportional adjustments to the maximum number of shares of common stock that may be delivered under the Plan and to outstanding awards to reflect stock dividends, stock splits, spin-offs, rights offerings, recapitalizations, mergers, consolidations, reorganizations, liquidations, or similar events. The Committee may provide in awards for accelerated vesting and other rights in the event of a change of control.

Amendment, Modification, and Termination of the Plan

The Board may amend, alter, suspend, or terminate the Plan at any time and in any respect, provided that no amendment will (1) increase the total number of shares of common stock that can be issued under the Plan, (2) materially modify the requirements for participation in the Plan, or (3) materially increase the benefits accruing to employees under the Plan, unless in each instance the amendment is approved by our stockholders. No amendment, modification, or termination of the Plan may materially affect in an adverse way any award then outstanding under the Plan, without an employee's written consent, unless otherwise provided in the Plan or required by applicable law.

Duration of the Plan

The Plan will remain in effect until the shares are exhausted or until such earlier time as the Board may determine.

Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences related to awards that have been or may be granted under the Plan. The federal tax laws may change, and the federal, state, and local tax consequences for any employee will depend upon his or her individual circumstances. This summary does not address all potential tax consequences related to awards,

such as estate and gift taxes, foreign taxes, and state and local taxes.

Nonqualified Stock Options

Generally an employee will not have any taxable income, and we are not entitled to any deduction on the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option (or, generally, upon the exercise of an incentive stock option followed by a disqualifying disposition, described below), the employee recognizes ordinary income equal to the excess of the fair market value of the shares acquired over the option exercise price, if any, on the date of exercise. We are generally entitled to a deduction equal to the compensation taxable to the employee as ordinary income, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code. Any such income is also considered wages and, as such, is subject to income, Social Security, and Medicare taxes. If an employee disposes of shares of our common stock acquired upon exercise of a nonqualified stock option in a taxable transaction, the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Incentive Stock Options

Generally an employee does not recognize taxable income on the grant or exercise of an incentive stock option, and no federal income, Social Security, or Medicare taxes will be withheld upon such grant or exercise. However, the excess of the fair market value on the exercise date over the option exercise price is included in alternative minimum taxable income and thus may trigger alternative minimum tax.

Upon the disposition of shares of common stock acquired on exercise of an incentive stock option more than one year after the exercise date, and more than two years after the grant date, the employee will normally recognize a capital gain or loss, as the case may be. This gain or loss is measured by the difference between the common stock's sale price and the exercise price. We will not be entitled to a tax deduction on the grant or exercise of an incentive stock option or on the disposition of common stock acquired upon the exercise of an incentive stock option.

If, however, an employee disposes of the shares of common stock acquired upon the exercise of an incentive stock option either before the one year period after exercise, or before the two year period after the grant date, the difference between the exercise price of such shares and the lesser of (i) the fair market value of the shares on the date of exercise or (ii) the sale price will constitute compensation taxable to the employee as ordinary income. We are generally allowed a corresponding tax deduction equal to the amount of the compensation taxable to the employee. If the sale price of common stock exceeds the fair market value on the exercise date, the excess will be taxable to the employee as capital gain. We are not allowed a deduction with respect to any such capital gain recognized by the employee.

Use of Common Stock to Pay Option Exercise Price of Nonqualified Option

If an employee delivers previously acquired common stock in payment of all or part of the option exercise price of a nonqualified stock option, there will be no recognition of taxable income or loss of any appreciation or depreciation in value of the tendered common stock. The employee's tax basis in, and capital gain holding period for, the tendered stock carries over to an equal number of the option shares received. The fair market value of the shares received in excess of the tendered shares constitutes compensation taxable to the employee as ordinary income. We may be entitled to a tax deduction equal to the compensation income recognized by the employee.

Use of Common Stock to Pay Option Exercise Price of Incentive Stock Option

If an employee delivers previously acquired common stock in payment of all or part of the incentive stock option exercise price (other than stock acquired on exercise and not held for the required holding periods), the employee will not recognize as taxable income or loss any appreciation or depreciation in the value of the tendered stock after its acquisition date. The employee's tax basis in, and capital gain holding period for, the tendered stock carries over to an equal number of the option shares received. Shares received in excess of the tendered shares have a tax basis equal to the amount paid, if any, in excess of the tendered shares, and such shares' holding period will begin on the date of exercise.

If an employee delivers previously acquired common stock that was acquired upon the exercise of an incentive stock option that was not held for the required holding periods, ordinary income will be recognized by the employee, and we will generally be entitled to a corresponding compensation deduction. The employee's basis in the shares received in exchange for the tendered shares will

be increased by the amount of ordinary income recognized.

Stock Appreciation Rights

An employee will not have any taxable income on the grant of stock appreciation rights. Upon the exercise of stock appreciation rights, the employee recognizes ordinary income equal to the fair market value of the shares and cash received. We will be entitled to a corresponding compensation deduction. Any such ordinary income is also considered wages and, as such, is subject to income, Social Security, and Medicare taxes. If stock appreciation rights are settled in shares of our common stock, then upon a subsequent disposition of such shares the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Unrestricted Stock and Restricted Stock Awards

Generally, an employee will not have any taxable income on the grant of restricted stock, and we will not be entitled to a deduction at the time of grant. When shares of restricted stock are no longer subject to a substantial risk of forfeiture, the employee will recognize ordinary income in an amount equal to the fair market value of the shares, less the amount paid, if any, for the shares. Alternatively, an employee may elect to be taxed at the time of grant, in which case the employee will recognize ordinary income on the grant date equal to the fair market value of the shares on the grant date. In either case, we will generally be entitled to a deduction in an amount equal to the ordinary income recognized by the employee. Unless the employee elects to be taxed on the grant date of restricted stock, any dividends paid on restricted stock are taxed as ordinary income (rather than dividend income) to the employee and are deductible by us. If an employee elects to be taxed on the grant date of restricted stock, any dividends paid on the restricted stock will be taxed as dividend income, rather than ordinary income. With respect to unrestricted stock, an employee will recognize ordinary income at the time of grant in an amount equal to the fair market value of the stock on that date, and we will generally be entitled to a deduction in the same amount. Compensation with respect to restricted stock and unrestricted stock is subject to income, Social Security, and Medicare taxes. Upon the disposition of any shares acquired pursuant to an unrestricted stock or restricted stock award, any gain or loss, based on the difference between the employee's basis in the shares sold and the total amount realized upon disposition, will be taxed as capital gain or loss.

Restricted Stock Units, Performance Units, and Performance Stock Awards

An employee will not have any taxable income on the grant of restricted stock units, performance units, or performance stock. Upon the delivery of shares or payment of cash with respect to restricted stock units, performance units, or performance stock, the employee generally will be required to include as ordinary income in the year of receipt an amount equal to the cash received and/or the fair market value of shares of stock received, and we will be entitled to a deduction in an amount equal to the same amount. Compensation with respect to restricted stock units, performance units, and performance stock is subject to income, Social Security, and Medicare taxes. If shares of our common stock are received in settlement of any restricted stock units, performance units, or performance stock award, then upon a subsequent disposition of such shares the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Internal Revenue Code Section 409A

Certain awards under the Plan, depending in part on the specific terms and conditions of such awards, may be considered "non-qualified deferred compensation" subject to the requirements of Internal Revenue Code section 409A, which regulates deferred compensation arrangements. If the terms of such awards do not meet the requirements of Internal Revenue Code section 409A, then the violation may result in an additional 20% tax obligation, plus penalties and interest for such participant.

Other Information

New Plan Benefits Resulting From Approval of Plan

It is not possible at this time to determine the benefits or amounts of awards that will be made in the future as a result of the increased number of shares of common stock authorized and the other revised provisions of the Plan.

Options Granted Under the Existing Plan

Since the initial approval of the Plan in 2001 through March 1, 2013, the following number of stock options have been granted to the individuals and groups described in the table. No other options have been granted to any other individuals or groups under the Plan.

Name and Position/Group	Number of Options Granted
Named Executive Officers	
Thomas J. Wilson (Chairman, President, and Chief Executive Officer)	4,003,896
Steven E. Shebik (Executive Vice President and Chief Financial Officer)	436,155
Don Civgin (President and Chief Executive Officer, Allstate Financial)	691,080
Judith P. Greffin (Executive Vice President and Chief Investment Officer of Allstate Insurance Company)	782,723
Suren K. Gupta (Executive Vice President — Technology & Operations of Allstate Insurance Company)	230,942
Matthew E. Winter (President, Allstate Auto, Home, and Agencies)	570,857
All current executive officers as a group[(1)]	8,469,615
All Directors (who are not executive officers) as a group	0
Nominees for Director	0
All other employees, including all current officers who are not executive officers, as a group	58,905,242

(1) All current reporting officers under Section 16(a) of the Securities and Exchange Act of 1934, as amended, which includes the Named Executives.

The entire text of the Plan is set forth in Appendix B.

➡ **The Board recommends that stockholders vote FOR the approval of The Allstate Corporation 2013 Equity Incentive Plan.**

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides certain information as of December 31, 2012, about our existing equity compensation plans:

Securities Authorized for Issuance Under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[1]	34,532,061[2]	$ 39.81	16,242,524[3]
Total	34,532,061[2]	$ 39.81	16,242,524[3]

(1) Consists of the 2009 Equity Incentive Plan, which amended and restated the 2001 Equity Incentive Plan; the Equity Incentive Plan for Non-Employee Directors; and the 2006 Equity Compensation Plan for Non-Employee Directors. The Corporation does not maintain any equity compensation plans not approved by stockholders.

(2) As of December 31, 2012, 4,452,419 restricted stock units ("RSUs") and 436,660 performance stock awards ("PSAs") were outstanding. The weighted-average exercise price of outstanding options, warrants, and rights does not take into account RSUs and PSAs, which have no exercise price. PSAs are calculated at the maximum amount awarded, reduced for forfeitures; the actual number of shares earned may be less and are based upon measures achieved at the end of three separate one-year periods.

(3) Includes 16,032,377 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, stock appreciation rights, performance units, performance stock, and stock in lieu of cash under the 2009 Equity Incentive Plan; and 210,147 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, and stock in lieu of cash compensation under the 2006 Equity Compensation Plan for Non-Employee Directors.

Proposal 4

Ratification of the Appointment of Independent Registered Public Accountant

The audit committee has appointed Deloitte & Touche LLP as Allstate's independent registered public accountant for 2013. The Board submits the selection of Deloitte & Touche LLP to stockholders for ratification, consistent with its longstanding practice. If Deloitte & Touche is not ratified by the stockholders, the committee may reconsider its selection. Deloitte & Touche LLP has been Allstate's independent registered public accountant continuously since 1993.

The audit committee has adopted a *Policy Regarding Pre-Approval of Independent Registered Public Accountant's Services.* (See Appendix C.) All services provided by Deloitte & Touche LLP in 2012 and 2011 were approved by the committee. To ensure continuing auditor independence, the committee periodically considers whether there should be a rotation of the independent registered public accountant. Further, in conjunction with the mandated rotation of the independent registered public accountant's lead engagement partner, the committee and its chair are directly involved in the selection of Deloitte & Touche LLP's new lead engagement partner.

The following fees have been, or are anticipated to be, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2012, and December 31, 2011.

	2012	2011[5]
Audit fees[1]	$9,224,695	$9,185,288
Audit-related fees[2][6]	$1,187,000	$1,620,400
Tax fees[3]	$6,000	$26,000
All other fees[4]	—	—
Total fees	$10,417,695	$10,831,688

(1) Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the Securities and Exchange Commission. The amount disclosed does not reflect audit fees expected to be reimbursed by non-Deloitte entities in the amounts of $253,400 and $607,600 for 2012 and 2011, respectively. Reimbursements increased in 2011 largely due to the sharing of certain Esurance acquisition-related audit fees with the White Mountains Insurance Group.

(2) Audit-related fees are for professional services, such as accounting consultations on new accounting standards, and audits and other attest services for non-consolidated entities (e.g., employee benefit plans, various trusts, The Allstate Foundation) and are set forth below.

	2012	2011
Audits and other attest services for non-consolidated entities	$412,000	$347,000
Adoption of new accounting standards	$72,000	$307,000
Other audit-related fees	$703,000	$966,400
Audit-related fees[6]	$1,187,000	$1,620,400

(3) Tax fees include income tax return preparation and compliance assistance.

(4) "All other fees" would include all fees paid to the principal auditor other than audit, audit-related, or tax services. There were no fees in this category in 2012 and 2011.

(5) Total fees for 2011 have been decreased by $276,312 to primarily reflect a reduction of estimated fees relating to work performed in 2012.

(6) Audit related fees increased in 2011 primarily due to the acquisition of Esurance.

Representatives of Deloitte & Touche LLP will be present at the 2013 annual meeting to respond to questions and may make a statement if they choose. To be approved, a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "FOR." Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal.

The Board of Directors recommends that stockholders vote FOR ratification of the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2013.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2012.

The audit committee reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2012.

The committee discussed with Deloitte the matters required to be discussed by the statement of Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The committee received the written disclosures and letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's annual report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the Securities and Exchange Commission, and furnished to stockholders with this Notice of Annual Meeting and Proxy Statement.

Judith A. Sprieser (Chair)

F. Duane Ackerman
Robert D. Beyer
Jack M. Greenberg
Ronald T. LeMay
Mary Alice Taylor

Proposal 5
Stockholder proposal on equity retention by senior executives

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, beneficial owner of 2,700 shares of Allstate common stock as of December 12, 2012, intends to propose the following resolution at the annual meeting.

To be approved, a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "for." Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

Proposal 5 — Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

It may be helpful to consider this proposal in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded our company to "D" with "High Governance Risk." Also "High Concern" in director qualifications and "High Concern" in Executive Pay — $11 million for our CEO Thomas Wilson.

Annual incentive pay for our highest paid executives included a bonus pool with actual amounts given subjectively — undermining pay-for-performance. Long-term incentive pay consisted of market-priced stock options. Market-priced stock options could pay off due to a rising market alone, regardless of an executive's job performance. Mr. Wilson was potentially entitled to $22 million under a change in control.

Seven of our directors had 10 to 14 years long-tenure. Long-tenured directors controlled 14 of the 19 seats on our most powerful board committees. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Judith Sprieser, our audit committee chair, was involved with the USG Corporation bankruptcy. Ronald LeMay, also on our audit committee, was involved with Sprint when Sprint tried to give $1.7 billion in stock options while the merger with Worldcom was falling apart. Mr. LeMay was also on our executive pay committee even after his dubious executive pay episode with Sprint. Seated with Mr. LeMay on our executive pay committee was James Farrell who was involved with the UAL Corporation bankruptcy. Six of our directors were potentially overboarded — each working on the boards of 3 to 5 large companies.

Judith Sprieser received our highest negative votes except for Jack Greenberg, who was also on our audit committee. Joshua Smith received our 3rd highest negative votes and was on our executive pay and nomination committees.

Please vote to protect shareholder value: **Executives To Retain Significant Stock — Proposal 5**

The Board recommends that stockholders vote *against* this proposal for the following reasons:

- **Allstate already has stringent equity retention requirements.** Allstate has had stock ownership guidelines in place since 1996 in order to further align executives' interests with those of stockholders, encourage a focus on long-term performance, and discourage imprudent risk-taking. In 2012, Allstate conducted an extensive examination of the guidelines, compared Allstate's requirements to the policies of peer companies, and adopted the following:
  - Allstate's stock ownership guidelines require executives to hold 75% of net after-tax shares earned as compensation until a salary multiple guideline is met. For Allstate's CEO, the multiple is six times salary, and for each other named executive, the multiple is three times salary.
  - Allstate applies a rigorous method to calculate whether an executive meets his or her stock ownership guideline. Only personally-owned shares, shares held in the Allstate 401(k) Savings Plan, and restricted stock units count towards the guideline. Unexercised stock options are excluded from Allstate's calculations, and performance stock awards do not count toward the guideline until the performance stock awards vest.
- **Under the proposal, an executive would reach his or her salary multiple guideline more slowly than under Allstate's existing stock ownership guidelines.** Under Allstate's existing stock ownership guidelines, it is estimated that a new executive would reach the salary multiple guideline in six years while in contrast, under the proposal, it would take approximately 11 years for an executive to reach the same level of stock holdings through equity awards granted by Allstate, assuming that the performance stock awards payout at target levels.
- **Existing vesting schedules promote executives' focus on long-term performance.** In addition to Allstate's existing stock ownership guidelines, Allstate's vesting schedules for equity awards further align the interests of executives and stockholders, and they motivate executives to focus on long-term performance. Option awards vest over four years: 50% on the second anniversary date and 25% on each of the third and fourth anniversary dates. Performance stock awards vest in one installment on the third anniversary of the grant date. Retirement does not accelerate executives' ability to exercise option awards or sell performance stock awards, so Allstate's performance continues to financially impact executives after retirement.
- **Proposal concept and structure is flawed and has undesirable consequences.**
  - The proposal would require executives to retain Allstate stock until retirement age, even after leaving the company. The youngest Allstate senior executive is 35 years old. Under the proposal, if this executive were to leave Allstate this year, he would be required to hold a portion of his equity awards until he reaches age 65 in 2042, almost three decades after he had any influence over Allstate's performance.
  - The proposal recommends a ban on hedging transactions, but Allstate already has a policy that prohibits all officers, directors, and employees from engaging in transactions in Allstate stock that might be considered speculative or hedging, such as selling short or buying or selling options.

Proposal 6
Stockholder proposal on reporting lobbying expenditures

The American Federation of Labor and Congress of Industrial Organizations Reserve Fund, 815 Sixteenth Street, N.W., Washington, DC, 20006, beneficial owner of 360 shares of Allstate common stock as of December 11, 2012, intends to propose the following resolution at the annual meeting.

To be approved, a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "for." Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

Resolved: Shareholders of Allstate Corporation ("Allstate") urge the Board of Directors (the "Board") to authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Allstate used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Allstate's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

For purposes of this proposal "grassroots lobbying communication" is communication directed to the general public that (a) refers to specific legislation or regulation (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Allstate is a member. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on Allstate's website.

Supporting Statement

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying. Corporate lobbying can expose Allstate to risks that could affect the company's stated goals, objectives, and ultimately shareholder value. Shareholders have a strong interest in full disclosure of our company's lobbying to assess whether Allstate's lobbying is consistent with its expressed goals and in the best interests of shareholders.

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation, both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for objectives contrary to Allstate's long-term interests.

According to the Center for Responsive Politics, Allstate spent $3.3 million on direct federal lobbying activities in 2011. (http://www.opensecrets.org/lobby/clientsum.php?id=D000000632&year=2011). These figures do not include lobbying expenditures in states. Allstate had 109 lobbyists in 39 states in 2011, according to the National Institute on Money in State Politics. (http://www.followthemoney.org/database/lobbyistclient.phtml?lc=101065&y=2011&s=0#1link). Allstate also contributed almost $3.2 million to national trade associations in 2011, of which $1.5 million was attributed to lobbying efforts, according to the Allstate Corporate Involvement in Public Policy 2011 Annual Report. (http://www.allstate.com/Allstate/content/refreshattachments/Social-Responsibility/Allstate_CIPP_2011.pdf).

We welcome the fact that Allstate has disclosed the total amount of its 2011 lobbying contributions, including the names of trade associations that Allstate is a member. However, Allstate has not disclosed a breakdown of how much it contributes to each individual trade association for lobbying activities. We believe that providing this information will ensure that Allstate is fully transparent and accountable to shareholders for its lobbying activities.

For these reasons, we urge you to vote FOR this resolution.

The Board recommends that stockholders vote *against* this proposal for the following reasons:

- **Allstate provides stockholders with comprehensive disclosure on Allstate's involvement in the public policy arena on allstate.com.**
- Our existing public policy report details Board oversight of expenditures, the strategic and business rationale for expenditures, expenditures by activity (including non-deductible political expenditures), and the organizations supported.
  - Allstate has an obligation to stay informed about and participate in the public policy process, including lobbying, to serve the interests of the corporation, its stockholders, customers, and employees, as well as Allstate agency owners.
  - Allstate understands that transparency and accountability about corporate lobbying is important to you. That's why we provide figures related to trade association membership and lobbying expenditures in our report.
  - Publicly available disclosures already provide extensive information about Allstate's lobbying expenditures, as is so clearly demonstrated by the proponent's reference to figures on expenditures previously made by Allstate.
- **Our policy on political contributions is part of our *Corporate Governance Guidelines,*** available on allstate.com.
- **The proposal seeks unnecessary line-item disclosure of lobbying expenditures.** Providing additional detailed disclosure could potentially subject Allstate to unwarranted criticism and negative publicity and could put Allstate under pressure to disassociate from certain trade associations or to refrain from opportunities to advocate for policies that are in the best interests of the corporation and its stockholders, customers, and employees, as well as Allstate agency owners.
- **Allstate fully complies with all disclosure requirements pertaining to political contributions under federal, state, and local laws.** The proposal would impose requirements on Allstate that are not dictated by law and that are not standard among other companies. Any new requirements should be addressed by lawmakers and uniformly imposed on all entities.

Stockholder Proposals for the 2014 Annual Meeting

Proposals that stockholders would like to include in Allstate's proxy material for presentation at the 2014 annual meeting of stockholders must be received by the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127 by December 11, 2013, and must otherwise comply with Securities and Exchange Commission rules in order to be eligible for inclusion in the proxy material for the 2014 annual meeting.

If a stockholder would like to bring a matter before the meeting which is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting. A copy of these procedures is available upon request from the Office of the Secretary or can be accessed on Allstate's website, www.allstate.com. One of the procedural requirements in the bylaws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2014 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 21, 2014, and no later than February 20, 2014. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the stockholder in the business.

Allstate 401(k) Savings Plan Participants

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered stockholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/ voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/ voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. The trustee will vote all unvoted shares and all unallocated shares held by the plan as follows:

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable allocated shares in the plan, then it will vote all unvoted shares and unallocated shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.
- If the trustee receives instructions for less than 50% of the votable allocated shares, the trustee will vote all unvoted and unallocated shares in its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting in person at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

Proxy Statement and Annual Report Delivery

Allstate has adopted the "householding" procedure approved by the Securities and Exchange Commission, which allows us to deliver one set of documents to a household of stockholders instead of delivering a set to each stockholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Stockholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Stockholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (800) 542-1061 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares are probably registered in more than one account or you may hold shares both as a registered stockholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Procedures for Attending the Annual Meeting in Person

If you plan to attend the meeting, you must be a holder of Allstate shares as of the record date of March 22, 2013. We encourage you to request an admission ticket in advance. You may request admission tickets by:

- Visiting www.proxyvote.com and following the instructions provided or calling 1-888-247-6053. You will need the 12-digit control number included on your proxy card, voter instruction form, or notice.

At the entrance to the meeting, we will request to see your admission ticket and valid photo identification such as a driver's license or passport.

If you do not request an admission ticket in advance, at the entrance to the meeting we will request to see your photo identification. We will then determine if you owned common stock on the record date by:

- Verifying your name and stock ownership against our list of registered stockholders; or
- Asking to review evidence of your stock ownership as of March 22, 2013, such as your brokerage statement. **You must bring such evidence with you in order to be admitted to the meeting.**

If you are acting as a proxy we will need to review a valid written legal proxy to you signed by the owner of the common stock.

Proxy Solicitation

Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Georgeson Inc., 480 Washington Boulevard, Jersey City, NJ 07310 has been retained to assist in the solicitation of proxies for a fee not to exceed $16,500 plus expenses. Allstate will pay the cost of all proxy solicitation.

By order of the Board,



Mary J. McGinn
Secretary

Dated: April 10, 2013

Appendix A

Categorical Standards of Independence

In accordance with the *Director Independence Standards,* the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, stockholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

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Appendix B

THE ALLSTATE CORPORATION
2013 EQUITY INCENTIVE PLAN

Article 1. Establishment, Purpose and Duration

1.1 *Establishment of the Plan.* The Allstate Corporation, a Delaware corporation (hereinafter, together with any successor as provided in Article 18 herein, referred to as the "Company"), hereby establishes an incentive compensation plan for employees, as set forth in this document. The Plan permits the grant of nonqualified stock options (NQSOs), incentive stock options (ISOs), stock appreciation rights (SARs), unrestricted stock, restricted stock, restricted stock units, performance units, performance stock, and other awards.

The Plan was formerly known as "The Allstate Corporation 2001 Equity Incentive Plan." The Plan was approved by the Board of Directors on March 13, 2001, and became effective when approved by the Company's stockholders on May 15, 2001 (the "Effective Date"). The Plan was amended by the Board of Directors on March 9, 2004. On March 14, 2006 the Plan was amended and restated effective upon approval by stockholders at the 2006 Annual Meeting of Stockholders on May 16, 2006. The Plan was further amended and restated by the Board at meetings held on September 10, 2006, February 20, 2007, and September 15, 2008. On March 10, 2009, the Plan was amended, restated, and renamed as "The Allstate Corporation 2009 Equity Incentive Plan," effective upon approval by stockholders at the 2009 Annual Meeting of Stockholders on May 19, 2009. The Plan was further amended and restated on February 22, 2011, and February 21, 2012. On February 18, 2013, the Plan was amended, restated, and renamed The Allstate Corporation 2013 Equity Incentive Plan effective upon approval by stockholders at the Company's 2013 annual stockholders meeting, and shall thereafter remain in effect as provided in Section 1.3 herein. If the Plan is not approved by stockholders at the Company's 2013 annual stockholders meeting, the Plan as in effect prior to the February 18, 2013, amendment and restatement will continue to be effective according to its terms then in effect.

1.2 *Purpose of the Plan.* The primary purpose of the Plan is to provide a means by which employees of the Company and its Subsidiaries can acquire and maintain stock ownership, thereby strengthening their commitment to the success of the Company and its Subsidiaries and their desire to remain employed by the Company and its Subsidiaries. The Plan also is intended to attract and retain employees and to provide such employees with additional incentive and reward opportunities designed to encourage them to enhance the profitable growth of the Company and its Subsidiaries.

1.3 *Duration of the Plan.* The Plan shall commence on the Effective Date, as described in Section 1.1 herein, and shall remain in effect subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 15 herein, until all Stock subject to it shall have been purchased or acquired according to the Plan's provisions.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized:

2.1 *Award* means, individually or collectively, an award under the Plan of NQSOs, ISOs, SARs, Unrestricted Stock, Restricted Stock, Restricted Stock Units, Performance Units, Performance Stock, or any other type of award permitted under Article 10 of the Plan.

2.2 *Award Agreement* means an agreement setting forth the terms and provisions applicable to an Award granted to a Participant under the Plan.

2.3 *Base Value* of an SAR means the Fair Market Value of a share of Stock on the date the SAR is granted.

2.4 *Beneficiary* means a person or entity designated as a beneficiary in accordance with Section 6.6 or other applicable Section of the Plan.

2.5 *Beneficiary Designation Form* means a form provided by the Company for the purpose of designating a beneficiary in accordance with Section 6.6 or other applicable Section of the Plan.

2.6 *Board* or *Board of Directors* means the Board of Directors of the Company.

2.7 *Code* means the Internal Revenue Code of 1986, as amended from time to time, or any successor code thereto.

2.8 *Committee* means the committee, as specified in Article 3, appointed by the Board to administer the Plan.

2.9 *Company* has the meaning provided in Section 1.1 herein.

2.10 *Covered Employee* means any Participant who would be considered a "covered employee" for purposes of Section 162(m) of the Code.

2.11 *Disability* means an impairment which renders a Participant disabled within the meaning of Code Section 409A(a)(2)(C).

2.12 *Dividend Equivalent* means, with respect to Stock subject to an Award (other than an Option or SAR), a right to be paid an amount equal to cash dividends, other than large, nonrecurring cash dividends, declared on an equal number of outstanding shares of Stock.

2.13 *Eligible Person* means a Person who is eligible to participate in the Plan, as set forth in Section 5.1 herein.

2.14 *Employee* means any individual designated by the Company or any Subsidiary as an employee, who is on the local payroll records thereof and who is not covered by any collective bargaining agreement to which the Company or any Subsidiary is a party. An Employee shall not include any individual during any period he or she is classified or treated by the Company or any Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency, or any other entity other than the Company or any Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company or any Subsidiary during such period.

2.15 *Exchange Act* means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.16 *Exercise Period* means the period during which an SAR or Option is exercisable, as set forth in the related Award Agreement.

2.17 *Fair Market Value* means the price at which a share of the Stock was last sold in the principal United States market for the Stock as of the date for which fair market value is being determined. Notwithstanding anything herein to the contrary, with respect to any Award that constitutes deferred compensation for purposes of Section 409A, Fair Market Value shall be determined in accordance with Treasury Regulation Section 1.409A-1(b)(5)(iv).

2.18 *Family Member* means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, or sibling, including adoptive relationships, a trust in which these persons have more than fifty (50) percent of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than fifty (50) percent of the voting interests.

2.19 *Freestanding SAR* means an SAR that is not a Tandem SAR.

2.20 *Full-Value Award* means an Award granted on or after May 19, 2009, other than an Option or a SAR.

2.21 *Incentive Stock Option* or *ISO* means an option to purchase Stock, granted under Article 6 herein, which is designated as an Incentive Stock Option and satisfies the requirements of Section 422 of the Code.

2.22 *Minimum Consideration* means the $.01 par value per share or such larger amount determined pursuant to resolution of the Board to be capital within the meaning of Section 154 of the Delaware General Corporation Law.

2.23 *Nonqualified Stock Option* or *NQSO* means an option to purchase Stock, granted under Article 6 herein, which is not intended to be an Incentive Stock Option under Section 422 of the Code.

2.24 *Option* means an Incentive Stock Option or a Nonqualified Stock Option.

2.25 *Option Exercise Price* means the price at which a share of Stock may be purchased by a Participant pursuant to an Option, as determined by the Committee and set forth in the Option Award Agreement.

2.26 *Participant* means an Eligible Person who has outstanding an Award granted under the Plan.

2.27 *Performance-Based Compensation* means an Award intended to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code as set forth in Section 162(m)(4)(C) of the Code.

2.28 *Performance Goals* means the performance goals established by the Committee, which shall be based on one or more of the following measures: sales, revenues, premiums, financial product sales, earnings per share, stockholder return and/or value, funds from operations, operating income, gross income, net income, combined ratio, underwriting income, cash flow, return on equity, return on capital, return on assets, values of assets, market share, net earnings, earnings before interest, operating ratios, stock price, customer satisfaction, customer retention, customer loyalty, strategic business criteria based on meeting specified revenue goals, market penetration goals, investment performance goals, business expansion goals or cost targets, accomplishment of mergers, acquisitions, dispositions, or similar extraordinary business transactions, profit returns and margins, financial return ratios, market performance and/or risk-based capital goals or returns. Performance Goals may be based solely on a corporate, subsidiary, business unit, or other grouping basis, or a combination thereof. Performance Goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

2.29 *Performance Period* means the time period during which Performance Unit/Performance Stock Performance Goals must be met.

2.30 *Performance Stock* means an Award described in Article 9 herein.

2.31 *Performance Unit* means an Award described in Article 9 herein.

2.32 *Period of Restriction* means the period during which the transfer of Restricted Stock or Restricted Stock Units is limited in some way, as provided in Article 8 herein.

2.33 *Person* means any individual, sole proprietorship, partnership, joint venture, limited liability company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity, or government instrumentality, division, agency, body, or department.

2.34 *Plan* means The Allstate Corporation 2013 Equity Incentive Plan.

2.35 *Qualified Restricted Stock* means an Award of Restricted Stock designated as Qualified Restricted Stock by the Committee at the time of grant and intended to qualify as Performance-Based Compensation.

2.36 *Qualified Restricted Stock Unit* means an Award of Restricted Stock Units designated as Qualified Restricted Stock Units by the Committee at the time of grant and intended to qualify as Performance-Based Compensation.

2.37 *Restricted Stock* means an Award described in Article 8 herein.

2.38 *Restricted Stock Unit* means an Award described in Article 8 herein.

2.39 *Retirement,* unless otherwise provided by the Committee or in the Award Agreement, means a Participant's termination from employment with the Company or a Subsidiary at the Participant's Early or Normal Retirement Date, as applicable. An Early Retirement Date may only occur in conjunction with an Award granted before February 21, 2012.

(a) *Early Retirement Date* —

(i) For Awards granted before February 22, 2011, shall mean the date prior to the Participant's Normal Retirement Date on which a Participant terminates employment, if such termination date occurs on or after the Participant attains age fifty-five (55) with twenty (20) years of service and such retirement is in accordance with the voluntary early retirement policy of the Company or the Subsidiary with which the Participant is employed on the date of termination of employment.

(ii) For Awards granted on or after February 22, 2011, but before February 21, 2012, shall mean the date prior to the Participant's Normal Retirement Date on which a Participant terminates employment, if such termination date occurs on or after the Participant attains age fifty-five (55) with ten (10) years of service.

(b) *Normal Retirement Date*

(i) For awards granted before February 21, 2012, shall have the meaning given to it by the Company or the Subsidiary with which the Participant is employed on the date of termination of employment, provided that such termination is voluntary and occurs on or after the Participant attains age sixty (60) with at least one (1) year of service at termination of employment.

(ii) For awards granted on or after February 21, 2012, shall mean the date on which a Participant terminates employment, if such termination date occurs on or after the Participant attains age fifty-five (55) with ten (10) years of service, or age sixty (60) with five (5) years of service.

2.40 *Section 409A* shall have the meaning set forth in Section 19.5 herein.

2.41 *Section 16 Officer* means any Participant who was designated by the Board as an "executive officer" or as an officer for purposes of Section 16 of the Exchange Act.

2.42 *Securities Act* means the Securities Act of 1933, as amended.

2.43 *Stock* means the common stock, $.01 par value, of the Company.

2.44 *Stock Appreciation Right* or *SAR* means a right, granted alone or in connection with a related Option, designated as an SAR, to receive a payment on the day the right is exercised, pursuant to the terms of Article 7 herein. Each SAR shall be denominated in terms of one share of Stock.

2.45 *Subsidiary* means any corporation, business trust, limited liability company, or partnership with respect to which the Company owns, directly or indirectly, (a) more than 50% of the equity interests or partnership interests or (b) Voting Securities representing more than 50% of the aggregate Voting Power of the then-outstanding Voting Securities.

2.46 *Tandem SAR* means an SAR that is granted in connection with a related Option, the exercise of which shall require forfeiture of the right to purchase Stock under the related Option (and when Stock is purchased under the Option, the Tandem SAR shall be similarly canceled).

2.47 *Termination of Employment* occurs the first day on which an individual is for any reason no longer employed by the Company or any of its Subsidiaries, or with respect to an individual who is an Employee of a Subsidiary, the first day on which the Company no longer owns, directly or indirectly, at least 50% of the equity interests or partnership interests in, or Voting Securities possessing at least 50% of the Voting Power of, such Subsidiary. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Subsidiaries (or between Subsidiaries) shall not be deemed a termination of employment. Notwithstanding anything herein to the contrary, no issuance of Stock or payment of cash shall be made upon a Termination of Employment with respect to any Award that constitutes deferred compensation for purposes of Section 409A unless the Termination of Employment constitutes a "separation from service" as that term is used in Section 409A(a)(2)(A)(i) of the Code.

2.48 *Unrestricted Stock* means an Award of Stock not subject to restrictions described in Article 8 herein.

2.49 *Voting Power* means the combined voting power of the then-outstanding Voting Securities entitled to vote generally in the election of directors.

2.50 *Voting Securities* of a corporation means securities of such corporation that are entitled to vote generally in the election of directors of such corporation.

Article 3. Administration

3.1 *The Committee.* The Plan shall be administered by the Compensation and Succession Committee or such other committee (the "Committee") as the Board of Directors shall select, consisting solely of two or more nonemployee members of the Board. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2 *Authority of the Committee.* The Committee shall have full power except as limited by law or the articles of incorporation or the bylaws of the Company, subject to such other restricting limitations or directions as may be imposed

by the Board and subject to the provisions herein, to determine the Eligible Persons to receive Awards; to determine when Awards may be granted and to grant Awards under the Plan; to determine the size and types of Awards; to determine the terms and conditions of such Awards; to assess whether Performance Goals have been met; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend, or waive rules and regulations for the Plan's administration; to amend the terms and conditions of any outstanding Award, including but not limited to amendments with respect to exercisability and non-forfeitability of Awards upon a Termination of Employment; to make such adjustments or modifications to Awards to Participants working outside the United States as are necessary or advisable to fulfill the purposes of the Plan; to accelerate the exercisability of, and to accelerate or waive any or all of the restrictions and conditions applicable to, any Award; and to authorize any action of or make any determination by the Company as the Committee shall deem necessary or advisable for carrying out the purposes of the Plan; provided, however, that the Committee may not amend the terms and conditions of any outstanding Award so as to adversely affect in any material way such Award without the written consent of the Participant holding such Award (or if the Participant is not then living, the Participant's personal representative or estate), unless such amendment is required by applicable law; and provided, further, that any discretion exercised by the Committee pursuant to Section 4.2 shall not be deemed to adversely affect in any material way an Award. The Committee may designate which Subsidiaries participate in the Plan and may authorize foreign Subsidiaries to adopt plans as provided in Article 14. Further, the Committee shall interpret and make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authorities as identified hereunder.

3.3 *Delegation of Authority.* Notwithstanding the general authority of the Committee to grant Awards under the Plan, the Board may, by resolution, expressly delegate to another committee, established by the Board and consisting of one or more employee or non-employee directors, the authority, within parameters specified by the Board, to determine the Eligible Persons to receive Awards; to determine when Awards may be granted and to grant Awards under the Plan; to determine the size and types of Awards; and to determine the terms and conditions of such Awards; provided, however that such committee may not grant Awards to Eligible Persons who (i) are subject to Section 16 of the Exchange Act at the time of grant, or (ii) are at the time of grant, or are anticipated to become during the term of the Award, "covered employees" as defined in Section 162(m)(3) of the Code. Such committee shall report regularly to the Committee, who shall report to the Board, regarding any Awards so granted.

3.4 *Delivery of Stock by Company; Restrictions on Stock.* Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Stock or benefits under the Plan unless the Participant's tax obligations have been satisfied as set forth in Article 16 and unless such delivery would comply with all applicable laws (including, without limitation, the Code, the Securities Act, and the Exchange Act) and applicable requirements of any securities exchange or similar entity; provided, however, that if the Company cannot deliver any Stock or benefits under the Plan due to such laws or requirements, the Company shall provide equivalent value to any affected Participant.

The Committee may impose such restrictions on any Stock acquired pursuant to Awards under the Plan as it may deem advisable, including, without limitation, restrictions to comply with applicable Federal securities laws, with the requirements of any stock exchange or market upon which such Stock is then listed and/or traded, and with any blue sky or state securities laws applicable to such Stock.

3.5 *Decisions Binding.* All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board shall be final, conclusive, and binding on all persons, including the Company, its stockholders, Eligible Persons, Employees, Participants, and their Beneficiaries and estates. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award.

3.6 *Costs.* The Company shall pay all costs of administration of the Plan.

Article 4. Stock Subject to the Plan

4.1 *Number of Shares.* Subject to Section 4.2 herein, the maximum number of shares of Stock available for awards under the Plan shall be 90,230,000 shares (which includes 37,000,000 shares originally provided in the Plan as approved by stockholders in 2001, 12,000,000 shares as approved by stockholders in 2006, 21,380,000 shares as approved by stockholders in 2009, and 19,850,000 additional shares approved by stockholders in 2013), plus 6,815,597

shares of Stock remaining for awards pursuant to the terms of The Allstate Corporation Equity Incentive Plan. The number of shares of Stock to which an Award pertains shall be counted against the maximum share limitation of this Section 4.1 as two and one-tenth (2.1) shares of Stock for each Full Value Award and as one (1) share of Stock for each other type of Award. Shares of Stock underlying lapsed or forfeited Awards of Restricted Stock shall not be treated as having been issued pursuant to an Award under the Plan. Shares of Stock that are potentially deliverable under an Award that expires or is cancelled, forfeited, settled in cash or otherwise settled without delivery of shares of Stock shall not be treated as having been issued under the Plan. With respect to an SAR that is settled in Stock, the full number of shares underlying the exercised portion of the SAR shall be treated as having been issued under the Plan, regardless of the number of shares used to settle the SAR upon exercise. Shares of Stock that are tendered or withheld to satisfy tax withholding obligations related to an Award or to satisfy the Option Exercise Price related to an Option or other Award shall be deemed to be shares of Stock issued under the Plan. If, before June 30, 2003, the Option Exercise Price is satisfied by tendering Stock, only the number of shares issued net of the shares tendered shall be deemed issued under the Plan. For avoidance of doubt, if a share of Stock that underlies an Award other than a Full-Value Award was counted against the maximum share limitation of this Section 4.1 and pursuant to this Section 4.1 subsequently is treated as having not been issued under the Plan, the maximum share limitation of this Section 4.1 shall be credited with one share of Stock, and if a share of Stock pertaining to a Full-Value Award was counted against the maximum share limitation of this Section 4.1 and pursuant to this Section 4.1 subsequently is treated as having not been issued under the Plan, the maximum share limitation of this Section 4.1 shall be credited with 2.1 shares of Stock. Stock granted pursuant to the Plan may be (i) authorized but unissued shares of common stock or (ii) treasury stock.

4.2 *Adjustments in Authorized Stock and Awards.* In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718) that causes the per share value of shares of Stock to change, such as a stock dividend, stock split, spin off, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause there to be made an equitable adjustment to (i) the number and kind of shares available for grant under the Plan, (ii) the number of shares or Awards that may be granted to any individual under the Plan or that may be granted pursuant to any Articles or types of Awards, and (iii) the number and kind of shares or units subject to and the Option Exercise Price or Base Value (if applicable) of any then outstanding Awards of or related to shares of Stock. In the event of any other change in corporate capitalization, such as a merger, consolidation, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence shall be made as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Board upon recommendation of the Committee, the number of shares of Stock subject to an Award shall always be a whole number. Notwithstanding the foregoing, (i) each such adjustment with respect to an Incentive Stock Option shall comply with the rules of Section 424(a) of the Code and (ii) in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be other than an incentive stock option for purposes of Section 422 of the Code.

Notwithstanding any provision of the Plan to the contrary, except in connection with a corporate transaction involving the Company (including, without limitation, a Change in Control as defined in the applicable Award Agreement or the transactions or events described in this Section 4.2), the Committee shall not, without the approval of the Company's stockholders, (i) reduce the Option Exercise Price of an Option or reduce the Base Value of a SAR after it is granted, (ii) cancel outstanding Options or SARs in exchange for other Awards or Options or SARs with an Option Exercise Price or Base Value, as applicable, that is less than the Option Exercise Price or Base Value of the original Options or SARs, (iii) cancel an outstanding Option or SAR when the Option Exercise Price or Base Value, as applicable, exceeds the Fair Market Value of a share of the Stock in exchange for cash or other securities, or (iv) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the New York Stock Exchange.

4.3 *Award Limitations.* Subject to Section 4.2 above, the following limitations shall apply to Awards intended to qualify as Performance-Based Compensation: (i) the total number of shares of Stock with respect to which Options or SARs may be granted in any calendar year to any Participant shall not exceed 4,000,000 shares; (ii) the total number of shares of Qualified Restricted Stock or Qualified Restricted Stock Units that may be granted in any calendar year to any Participant shall not exceed 3,000,000 shares or Units, as the case may be; (iii) the total number of shares of

Performance Stock that may be granted in any calendar year to any Participant shall not exceed 4,000,000 shares and the maximum amount that may be paid pursuant to Performance Units granted in any one calendar year to any Participant shall not exceed $10,000,000; (iv) the total number of shares of Stock granted pursuant to Article 10 herein in any calendar year to any Participant shall not exceed 4,000,000 shares; (v) the total cash Award that may be paid pursuant to an Award granted under Article 10 herein in any calendar year to any Participant shall not exceed $10,000,000; and (vi) the aggregate value of cash dividends (other than large, nonrecurring cash dividends) or Dividend Equivalents that a Participant may receive in any calendar year shall not exceed $11,500,000.

Subject to Section 4.2 above, the maximum number of shares of Stock that may be issued pursuant to Incentive Stock Options shall be 5,500,000 shares.

Article 5. Eligibility and Participation

5.1 *Eligibility.* Persons eligible to participate in the Plan ("Eligible Persons") are all Employees of the Company and its Subsidiaries, as determined by the Committee.

5.2 *Actual Participation.* Subject to the provisions of the Plan, the Committee may, from time to time, select from all Eligible Persons those to whom Awards shall be granted.

Article 6. Stock Options

6.1 *Grant of Options.* Subject to the terms and conditions of the Plan, Options may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of shares of Stock subject to Options granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Options. The Committee may grant ISOs, NQSOs, or a combination thereof.

6.2 *Option Award Agreement.* Each Option grant shall be evidenced by an Option Award Agreement that shall specify the Option Exercise Price, the term of the Option (which shall not be greater than ten (10) years), the number of shares of Stock to which the Option pertains, the Exercise Period, and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control. The Option Award Agreement shall also specify whether the Option is intended to be an ISO or NQSO. The Option Exercise Price shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. No Dividend Equivalents shall be provided with respect to Options.

6.3 *Exercise of and Payment for Options.* Options granted under the Plan shall be exercisable at such times and shall be subject to such restrictions and conditions as the Committee shall in each instance approve.

A Participant may exercise an Option at any time during the Exercise Period. Options shall be exercised by the delivery of a written notice of exercise to the Company, or such method acceptable to the Company, setting forth the number of shares of Stock with respect to which the Option is to be exercised, accompanied by provision for full payment of the Stock.

The Option Exercise Price shall be payable: (i) in cash or its equivalent, (ii) by tendering (by actual delivery of shares or by attestation) previously acquired Stock (owned for at least six months) having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price, (iii) by broker-assisted cashless exercise, (iv) with respect to Options granted on and after May 16, 2006, by share withholding, or (v) by a combination of (i), (ii), (iii) and/or (iv).

Options may not be exercised for less than 25 shares of Stock unless the exercise represents the entire remaining balance of the Award.

Stock received upon exercise of an Option may be granted subject to restrictions deemed appropriate by the Committee.

6.4 *Termination.* Each Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option upon Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the Option Award Agreement entered into with Participants, need not be uniform among all Options granted pursuant to the Plan or among Participants and may reflect distinctions based on the reasons for termination.

To the extent the Option Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

6.5 *Transferability of Options.* Except as otherwise determined by the Committee, all Options granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her legal representative, and no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. ISOs are not transferable other than by will or by the laws of descent and distribution. The Committee shall have the authority, in its discretion, to grant (or to sanction by way of amendment to an existing Award) Nonqualified Stock Options, the vested portions of which may be transferred by the Participant during his lifetime to any Family Member. A transfer of an Option pursuant hereto may only be effected by the Company at the written request of a Participant and shall become effective only when recorded in the Company's record of outstanding Options. A transferred Option shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant Award Agreement, and the transferee shall be entitled to the same rights as the Participant, as if no transfer had taken place. In no event shall an Option be transferred for consideration.

6.6 *Designation of Beneficiary.* (a) Each Participant may designate a Beneficiary who shall have the right to exercise the Option in the event of the Participant's death. Participants shall designate a Beneficiary by executing a Beneficiary Designation Form. A Beneficiary designation is not binding on the Company unless it receives a properly completed Beneficiary Designation Form prior to the Participant's death. If no designation is made or no designated Beneficiary is alive (or in the case of an entity designated as a Beneficiary, in existence) at the time of the Participant's death, the Participant's spouse or, if no spouse exists, the executor or personal representative of the Participant's estate shall have the right to exercise the Option. If there is any question as to the legal right of any Beneficiary to exercise the Option under the Plan, the Company may determine in its sole discretion whether to provide the right of exercise to the executor or personal representative of the Participant's estate. The Company's determination shall be binding and conclusive on all persons, and it will have no further liability to anyone with respect to such Option.

(b) *Change of Beneficiary Designation.* A Participant may change an earlier Beneficiary designation by executing a later Beneficiary Designation Form. The execution of a Beneficiary Designation Form revokes and rescinds any prior Beneficiary Designation Form.

6.7 *Automatic Exercise.* Any unexercised Option will be exercised automatically on behalf of the Participant using broker-assisted cashless exercise on the business day immediately preceding the expiration date if:

(i) the Fair Market Value of a share of Stock exceeds the Option Exercise Price in the applicable Option Award Agreement on that business day, and

(ii) the exercise would result in the payment to Participant of at least $.01 after payment of the exercise price, any applicable fees and commissions, and all applicable withholding taxes (assuming the appropriate minimum statutory withholding rate).

A Participant may elect not to have automatic exercise apply by written notice to the Committee at any time within the six-month period before the automatic exercise day above.

Article 7. Stock Appreciation Rights

7.1 *Grant of SARs.* Subject to the terms and conditions of the Plan, an SAR may be granted to an Eligible Person at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs.

The Committee shall have complete discretion in determining the number of SARs granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

7.2 *SAR Award Agreement.* Each SAR award shall be evidenced by an SAR Award Agreement that shall specify the number of SARs granted, the Base Value (which shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Stock on the date of grant), the term of the SAR (which shall not be greater than ten (10) years), the Exercise Period, and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control. No Dividend Equivalents shall be provided with respect to SARs.

7.3 *Exercise and Payment of SARs.* Tandem SARs may be exercised for all or part of the Stock subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the shares of Stock for which its related Option is then exercisable.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Exercise Price of the underlying ISO and the Fair Market Value of the shares of Stock subject to the underlying ISO at the time the Tandem SAR is exercised; (iii) the Tandem SAR may be exercised only when the Fair Market Value of the shares of Stock subject to the ISO exceeds the Option Exercise Price of the ISO; and (iv) the Tandem SAR may be transferred only when the underlying ISO is transferable, and under the same conditions.

Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

A Participant may exercise an SAR at any time during the Exercise Period. SARs shall be exercised by the delivery of a written notice of exercise to the Company, or such method acceptable to the Company, setting forth the number of SARs being exercised. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount equal to the product of:

(a) the excess of (i) the Fair Market Value of a share of Stock on the date of exercise over (ii) the Base Value multiplied by

(b) the number of shares of Stock with respect to which the SAR is exercised.

At the sole discretion of the Committee, the payment to the Participant upon SAR exercise may be in cash, in shares of Stock of equivalent value, or in some combination thereof.

7.4 *Termination.* Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR upon Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the SAR Award Agreement entered into with Participants, need not be uniform among all SARs granted pursuant to the Plan or among Participants, and may reflect distinctions based on the reasons for termination.

To the extent the SAR Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

7.5 *Transferability of SARs.* Except as otherwise determined by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her legal representative, and no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. To the extent the Committee permits the transfer of an SAR, in no event shall an SAR be transferred for consideration.

7.6 *Designation of Beneficiary.* (a) Each Participant may designate a Beneficiary who shall have the right to exercise the SARs in the event of the Participant's death. Participants shall designate a Beneficiary by executing a Beneficiary Designation Form. A Beneficiary designation is not binding on the Company unless it receives a properly completed Beneficiary Designation Form prior to the Participant's death. If no designation is made or no designated Beneficiary is alive (or in the case of an entity designated as a Beneficiary, in existence) at the time of the Participant's

death, the Participant's spouse, or if no spouse exists, the executor or personal representative of the Participant's estate shall have the right to exercise the SARs. If there is any question as to the legal right of any Beneficiary to exercise the SARs under the Plan, the Company may determine in its sole discretion whether to provide the right of exercise to the executor or personal representative of the Participant's estate. The Company's determination shall be binding and conclusive on all persons, and it will have no further liability to anyone with respect to such SARs.

(b) A Participant may change an earlier Beneficiary designation by executing a later Beneficiary Designation Form. The execution of a Beneficiary Designation Form revokes and rescinds any prior Beneficiary Designation Form.

7.7 *Automatic Exercise.* Any unexercised SAR will be exercised automatically behalf of the Participant on the business day immediately preceding the expiration date if:

(i) the Fair Market Value of a share of Stock exceeds the Base Value in the applicable Award Agreement on that business day, and

(ii) the exercise would result in the payment to Participant of at least $.01 after payment of all applicable withholding taxes (assuming the appropriate minimum statutory withholding rate).

A Participant may elect not to have automatic exercise apply by written notice to the Committee at any time within the six-month period before the automatic exercise day above.

Article 8. Unrestricted Stock, Restricted Stock, and Restricted Stock Units

8.1 *Grant of Unrestricted Stock, Restricted Stock, and Restricted Stock Units.* Subject to the terms and conditions of the Plan, Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of shares of Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards.

In addition, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock or Restricted Stock Units as Qualified Restricted Stock or Qualified Restricted Stock Units, as the case may be, in which event it will condition the granting or vesting, as applicable, of such Qualified Restricted Stock or Qualified Restricted Stock Units, as the case may be, upon the attainment of the Performance Goals selected by the Committee.

8.2 *Unrestricted Stock, Restricted Stock/Restricted Stock Unit Award Agreement.* Each grant of Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the number of shares of Unrestricted Stock, Restricted Stock, and/or Restricted Stock Units granted, the initial value (if applicable), the Period or Periods of Restriction (if applicable), and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control.

8.3 *Transferability.* Restricted Stock and Restricted Stock Units granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement. During the applicable Period of Restriction, all rights with respect to the Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant or his or her legal representative.

8.4 *Certificates.* No certificates representing Stock shall be delivered to a Participant, and no book entry representing delivery of Stock to a Participant shall be made, until such time as all restrictions applicable to such shares have been satisfied.

8.5 *Removal of Restrictions.* Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to receive a certificate representing such Stock or shall be entitled to book entry delivery of such Stock.

Payment of Restricted Stock Units shall be made after the last day of the Period of Restriction applicable thereto. The Committee, in its sole discretion, may pay Restricted Stock Units in cash or in shares of Stock of equivalent value (or in some combination thereof).

8.6 *Voting Rights.* During the Period of Restriction, Participants may exercise full voting rights with respect to the Restricted Stock.

8.7 *Dividends and Other Distributions.* Subject to the Committee's right to determine otherwise at the time of grant, during the Period of Restriction, Participants shall receive all cash dividends, other than large, nonrecurring cash dividends, paid with respect to the Restricted Stock while they are so held. All other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and shall be paid to the Participant promptly after the full vesting of the Restricted Stock with respect to which such distributions were made.

Rights, if any, to Dividend Equivalents on Restricted Stock Units shall be established by the Committee at the time of grant and set forth in the Award Agreement. In addition, with respect to both Restricted Stock or Restricted Stock Units with performance-based vesting, any dividends or Dividend Equivalents that are based on dividends paid prior to the vesting of such Restricted Stock or Restricted Stock Units, as applicable, shall only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Restricted Stock or Restricted Stock Units vest.

8.8 *Termination.* Each Restricted Stock/Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive Restricted Stock and/or a Restricted Stock Unit payment following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of Restricted Stock/Restricted Stock Units or among Participants and may reflect distinctions based on the reasons for termination.

8.9 *Participant's Death.* In the event of the Participant's death, any vested Restricted Stock or Restricted Stock Units, including Restricted Stock or Restricted Stock Units that vest because of the Participant's death, shall be paid or delivered on behalf of the Participant.

To the extent the Restricted Stock/Restricted Stock Unit Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

Article 9. Performance Units and Performance Stock

9.1 *Grant of Performance Units and Performance Stock.* Subject to the terms and conditions of the Plan, Performance Units and/or Performance Stock may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of Performance Units and/or shares of Performance Stock granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards.

9.2 *Performance Unit/Performance Stock Award Agreement.* Each grant of Performance Units and/or shares of Performance Stock shall be evidenced by a Performance Unit and/or Performance Stock Award Agreement that shall specify the number of Performance Units and/or shares of Performance Stock granted, the initial value (if applicable), the Performance Period, the Performance Goals, and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control and any rights to Dividend Equivalents.

9.3 *Value of Performance Units/Performance Stock.* Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The value of a share of Performance Stock shall be equal to the Fair Market Value of the Stock. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Units/Performance Stock that will be paid out to the Participants.

9.4 *Earning of Performance Units/Performance Stock.* After the applicable Performance Period has ended, the Participant shall be entitled to receive a payout with respect to the Performance Units/Performance Stock and any Dividend Equivalents earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved.

9.5 *Form and Timing of Payment of Performance Units/Performance Stock.* Payment of earned Performance Units/ Performance Stock shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned Performance Units/Performance Stock in cash or in Stock (or in a combination thereof), which has an aggregate Fair Market Value equal to the value of the earned Performance Units/Performance Stock at the close of the applicable Performance Period. Such Stock may be granted subject to any restrictions deemed appropriate by the Committee.

9.6 *Termination.* Each Performance Unit/Performance Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive a Performance Unit/Performance Stock payment upon Termination of Employment during a Performance Period. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of Performance Units/Performance Stock or among Participants, and may reflect distinctions based on reasons for termination.

To the extent the Performance Unit/Performance Stock Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

9.7 *Transferability.* Except as otherwise determined by the Committee, a Participant's rights with respect to Performance Units/Performance Stock granted under the Plan shall be available during the Participant's lifetime only to such Participant or the Participant's legal representative and Performance Units/Performance Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. To the extent the Committee permits the transfer of Performance Units/Performance Stock, in no event shall Performance Units/Performance Stock be transferred for consideration.

9.8 *Participant's Death.* In the event of the Participant's death, any vested Performance Units/Performance Stock, including Performance Units/Performance Stock that vest because of the Participant's death, shall be paid or delivered on behalf of the Participant.

Article 10. Other Awards

The Committee shall have the right to grant other Awards which may include, without limitation, the payment of Stock in lieu of cash, the payment of cash based on attainment of Performance Goals established by the Committee, and the payment of Stock in lieu of cash under other Company incentive or bonus programs. Payment under or settlement of any such Awards shall be made in such manner and at such times as the Committee may determine.

Article 11. Deferrals

The Committee may, in its sole discretion, permit a Participant to defer the Participant's receipt of the payment of cash or the delivery of Stock that would otherwise be due to such Participant under the Plan. If any such deferral election is permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 12. Rights of Participants

12.1 *Termination.* Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or other relationship with the Company or any Subsidiary at any time, for any reason or no reason in the Company's or the Subsidiary's sole discretion, nor confer upon any Participant any right to continue in the employ of, or otherwise in any relationship with, the Company or any Subsidiary.

12.2 *Participation.* No Eligible Person shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

12.3 *Limitation of Implied Rights.* Neither a Participant nor any other Person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary. Nothing contained

in the Plan shall constitute a guarantee that the assets of such companies shall be sufficient to pay any benefits to any Person.

Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any right as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

12.4 *Waiver.* Each Participant, by acceptance of an Award, waives all rights to specific performance or injunctive or other equitable relief and acknowledges that he has an adequate remedy at law in the form of damages.

Article 13. Termination of Employment

If a Participant has a Termination of Employment, then, unless otherwise provided by the Committee or in the Award Agreement, all Awards shall terminate and be forfeited on the date of such Termination of Employment.

Article 14. Equity Incentive Plans of Foreign Subsidiaries

The Committee may authorize any foreign Subsidiary to adopt a plan for granting Awards ("Foreign Equity Incentive Plan"), and awards granted under such Foreign Equity Incentive Plans may be treated as awards under the Plan, if the Committee so determines. Such Foreign Equity Incentive Plans shall have such terms and provisions as the Committee permits not inconsistent with the provisions of the Plan and which may be more restrictive than those contained in the Plan. Awards granted under such Foreign Equity Incentive Plans shall be governed by the terms of the Plan except to the extent that the provisions of the Foreign Equity Incentive Plans are more restrictive than the terms of the Plan, in which case such terms of the Foreign Equity Incentive Plans shall control.

Article 15. Amendment, Modification, and Termination

The Board may, at any time and from time to time, alter, amend, suspend, or terminate the Plan in whole or in part, provided that no amendment shall be made which shall increase the total number of shares of Stock that may be issued under the Plan, materially modify the requirements for participation in the Plan, or materially increase the benefits accruing to Participants under the Plan, in each case unless such amendment is approved by the stockholders of the Company.

No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award, unless such termination, modification, or amendment is required by applicable law and except as otherwise provided herein.

Article 16. Payment for Awards and Withholding

16.1 *Payment for Awards.* In the event a Participant elects to pay the Option Exercise Price or make payment for any other Award through tender of previously acquired Stock, (i) only a whole number of share(s) of Stock (and not fractional shares of Stock) may be tendered in payment, (ii) such Participant must present evidence acceptable to the Company that he has owned any such shares of Stock tendered in payment (and that such shares of Stock tendered have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise, and (iii) Stock must be tendered to the Company, either by actual delivery of the shares or by attestation. When payment is made by tender of Stock, the difference, if any, between the aggregate amount payable and the Fair Market Value of the share(s) of Stock tendered in payment (plus any applicable taxes) shall be paid by check. No Participant may tender shares of Stock having a Fair Market Value exceeding the aggregate Option Exercise Price or other payment due.

16.2 *Notification under Section 83(b).* If the Participant, in connection with the exercise of any Option, or the grant of any share of Restricted Stock, makes the election permitted under Section 83(b) of the Code (i.e., an election to include in such Participant's gross income in the year of transfer the amounts specified in Section 83(b) of the Code), such Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

16.3 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount (including any Stock withheld as provided below) sufficient to satisfy

Federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to an Award made under the Plan.

16.4 *Stock Withholding.* With respect to tax withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock or Restricted Stock Units, or upon any other taxable event arising out of or as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by tendering Stock held by the Participant (by actual delivery of the shares or by attestation) or by having the Company withhold Stock having a Fair Market Value equal to the minimum statutory total tax which could be imposed on the transaction. All elections shall be irrevocable, made in writing (or other method acceptable to the Company) and signed by the Participant. In the event a Participant fails to make an election by the date required, the Participant will be deemed to have made an election to have the Company withhold Stock having a Fair Market Value equal to the minimum statutory total tax which could be imposed on the transaction.

Article 17. Repayment of Awards, Non-Solicitation, and Non-Competition

17.1 *Restatements.* In the event of a restatement of the Company's financial results to correct a material error or inaccuracy resulting in whole or in part from the fraud or intentional misconduct of a Section 16 Officer, as determined by the Board or a committee thereof, the Board or the Committee shall have the authority, to the extent permitted by applicable law, to

(i) cancel or cause to be cancelled any or all of such Section 16 Officer's outstanding Awards granted after May 19, 2009;

(ii) recover or cause to be recovered any or all "Proceeds" (as defined below) resulting from any sale or other disposition (including to the Company) of shares of Stock issued or issuable upon vesting, settlement, or exercise, as the case may be, of any Award granted to such Section 16 Officer after May 19, 2009, plus a reasonable rate of interest; and/or

(iii) recover or cause to be recovered any cash paid or shares of Stock issued to such Section 16 Officer in connection with any vesting, settlement, or exercise of an Award granted after May 19, 2009, plus a reasonable rate of interest.

The term "Proceeds" means, with respect to any sale or other disposition (including to the Company) of shares of Stock acquired pursuant to an Award, an amount determined by the Committee, (a) in the case of an Award other than an Option or SAR, up to the amount equal to the Fair Market Value per share of Stock at the time of such sale or other disposition multiplied by the number of shares sold or disposed of, or (b) in the case of an Option or SAR, up to the amount equal to the number of shares of Stock sold or disposed of multiplied by the excess of the Fair Market Value per share of Stock at the time of such sale or disposition over the Option Exercise Price or Base Value, as applicable. The return of Proceeds is in addition to and separate from any other relief available to the Company or any other actions as may be taken by the Committee in its sole discretion. Any determination by the Committee with respect to the foregoing shall be final, conclusive, and binding on all interested parties.

17.2 *Non-Solicitation.* While employed and for the one-year period starting on the date of Termination of Employment, any Participant who has received an Award under the Plan shall not, directly or indirectly:

(i) other than in connection with the good-faith performance of his or her normal duties and responsibilities as an employee of the Company or any Subsidiary, encourage any employee or agent of the Company or any Subsidiary to terminate his or her relationship with the Company or any Subsidiary;

(ii) employ, engage as a consultant or adviser, or solicit the employment or engagement as a consultant or adviser of, any employee or agent of the Company or Subsidiary (other than by the Company or its Subsidiaries), or cause or encourage any Person to do any of the foregoing;

(iii) establish (or take preliminary steps to establish) a business with, or encourage others to establish (or take preliminary steps to establish) a business with, any employee or exclusive agent independent contractor of the Company or its Subsidiaries; or

(iv) interfere with the relationship of the Company or its Subsidiaries with, or endeavor to entice away from the Company or its Subsidiaries, any Person who or which at any time since the Participant's hire date was or is a material customer or material supplier of, or maintained a material business relationship with, the Company or its Subsidiaries.

If a Participant violates any of the non-solicitation provisions set forth above, to the extent permitted by applicable law, the Board or the Committee may, to the extent permitted by applicable law,

(i) cancel or cause to be cancelled any or all of the Participant's outstanding Awards granted after May 19, 2009;

(ii) recover or cause to be recovered any or all Proceeds resulting from any sale or other disposition (including to the Company) of shares of Stock issued or issuable upon vesting, settlement, or exercise, as the case may be, of any Award granted after May 19, 2009, if the sale or disposition was effected on or after the date that is one year prior to the date on which the Participant first violated any such non-solicitation provisions; and/or

(iii) recover or cause to be recovered any cash paid or shares of Stock issued to the Participant in connection with any vesting, settlement, or exercise of an Award granted after May 19, 2009, if the vesting, settlement, or exercise occurred on or after the date that is one year prior to the date on which the Participant first violated any such the non-solicitation provisions.

17.3 *Non-Competition.* Any Participant who has received an Award under the Plan:

(i) between February 21, 2012, and May 20, 2013, that remains subject to a Period of Restriction or other performance or vesting condition, shall not, for the two-year period following the date of Termination of Employment; or

(ii) on and after May 21, 2013, that remains subject to a Period of Restriction or other performance or vesting condition, shall not, for the one-year period following the date of Termination of Employment,

directly or indirectly engage in, own or control an interest in, or act as principal, director, officer, or employee of, or consultant to, any firm or company that is a Competitive Business. "Competitive Business" is defined as a business that designs, develops, markets, or sells a product, product line, or service that competes with any product, product line, or service of the division in which Participant works. This section is not meant to prevent Participant from earning a living, but rather to protect the Company's legitimate business interests. A Participant is not subject to this non-competition provision if:

(i) employed in any jurisdiction where the applicable law prohibits such non-competition provision; or

(ii) Termination of Employment occurs during a Post-Change Period (as defined in the applicable Award Agreement) and:

(A) the Participant's Termination of Employment is initiated by the Employer other than for Cause (as defined in the applicable Award Agreement), death, or Disability, or

(B) the Participant is a participant in The Allstate Corporation Change in Control Severance Plan and the Participant's Termination of Employment is initiated by the Participant for Good Reason (as defined in the applicable Award Agreement).

If a Participant violates the non-competition provision set forth above, the Board or the Committee may, to the extent permitted by applicable law, cancel or cause to be cancelled any or all of the Participant's outstanding Awards granted on or after February 21, 2012, that remain subject to a Period of Restriction or other performance or vesting condition as of the date on which the Participant first violated the non-competition provision.

17.4 *No Limitation on Other Rights; Blue Pencil.* Nothing contained in this Article 17 shall be deemed to (i) limit any additional legal or equitable rights or remedies the Company may have under applicable law with respect to any Participant who may have caused or contributed to the Company's need to restate its financial results or who may have violated the non-solicitation or non-competition provisions in the Plan or in any other plan, policy, agreement, or

arrangement or (ii) affect any other non-solicitation, non-competition, or other restrictive covenants to which a Participant is subject. If any of the covenants contained in Article 17.2 and 17.3 or any part thereof, are held to be unenforceable, the court making such determination shall have the power to revise or modify such provision to make it enforceable to the maximum extent permitted by applicable law and, in its revised or modified form, said provision shall then be enforceable.

Article 18. Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business and/or assets of the Company.

Article 19. Legal Construction

19.1 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

19.2 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3 *Requirements of Law.* The granting of Awards and the issuance of Stock under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

19.4 *Governing Law.* To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with, and governed by, the laws of the State of Delaware, except with regard to conflicts of law provisions.

19.5 *Code Section 409A Compliance.* To the extent applicable, it is intended that this Plan and any Awards granted hereunder comply with the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service ("Section 409A"), and the Plan and any Awards granted under the Plan shall be interpreted and construed in a manner consistent with such intent. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A, the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (i) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under such Section. In the event that it is reasonably determined by the Committee that, as a result of Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the applicable Award Agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A, the Company will make such payment on the first day that would not result in the Participant incurring any tax liability under Section 409A, which action may include, but is not limited to, delaying payment to a Participant who is a "specified employee" within the meaning of Section 409A until the first day following the six-month period beginning on the date of the Participant's Termination of Employment No action or failure by the Committee or the Company in good faith to act, pursuant to this Section 19.5 shall subject the Committee, the Company, or any of the Company's employees, directors, or representatives to any claim, liability, or expense, and the Company shall not have any obligation to indemnify or otherwise protect any Participant from the obligation to pay any taxes pursuant to Section 409A.

APPENDIX C

POLICY REGARDING PRE-APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S SERVICES

Purpose and Applicability

The Audit Committee recognizes the importance of maintaining the independent and objective stance of our Independent Registered Public Accountant. We believe that maintaining independence, both in fact and in appearance, is a shared responsibility involving management, the Audit Committee, and the Independent Registered Public Accountant.

The Committee recognizes that the Independent Registered Public Accountant possesses a unique knowledge of the Corporation and its subsidiaries and can provide necessary and valuable services to the Corporation in addition to the annual audit. The provision of these services is subject to three basic principles of auditor independence: (i) auditors cannot function in the role of management, (ii) auditors cannot audit their own work; and (iii) auditors cannot serve in an advocacy role for their client. Consequently, this policy sets forth guidelines and procedures to be followed by this Committee when approving services to be provided by the Independent Registered Public Accountant.

Policy Statement

Audit Services, Audit-Related Services, Tax Services, Other Services, and Prohibited Services are described in the attached appendix. All services to be provided by the Independent Registered Public Accountant must be approved by the Audit Committee or the Chair of the Audit Committee. Neither the Audit Committee nor the Chair will approve the provision of any Prohibited Services by the Independent Registered Public Accountant.

Procedures

In connection with the approval by the Audit Committee of the engagement of the Independent Registered Public Accountant to provide Audit Services for the upcoming fiscal year, the Independent Registered Public Accountant will submit to the Committee for approval schedules detailing all of the specific proposed Audit, Audit-Related, Tax, and Other Services, together with estimated fees for such services that are known as of that date. Subsequent to the Audit Committee's approval of audit engagement, Corporation management may submit to the Committee or the Chair for approval schedules of additional specific proposed Audit, Audit-Related, Tax, and Other Services that management recommends be provided by the Independent Registered Public Accountant during the audit and professional engagement period. Regardless of when proposed to the Committee or the Chair, each specific service will require approval by the Committee or the Chair before commencement of the specified service. The Independent Registered Public Accountant will confirm to the Committee or the Chair that each specific proposed service is permissible under applicable regulatory requirements.

Prior to approval of any specific Tax Service, the Independent Registered Public Accountant shall also provide to the Committee or the Chair a written description of (i) the scope of the service and the related fee structure, (ii) any side letter or other agreement between the Independent Registered Public Accountant and the Corporation or any subsidiary regarding the service, and (iii) any compensation arrangement or other agreement between the Independent Accountant and any person with respect to promoting, marketing, or recommending a transaction covered by the service.

Delegation to Chair

In addition to the Audit Committee, the Chair of the Audit Committee has the authority to grant approvals of services to be provided by the Independent Registered Public Accountant. The decisions of the Chair to approve services shall be reported to the Audit Committee at each of its regularly scheduled meetings.

Review of Services

At each regularly scheduled Audit Committee meeting, the Audit Committee shall review a report containing (i) a summary of any services approved by the Chair since the Committee's last regularly scheduled meeting and (ii) an updated projection for the current fiscal year, presented in a manner consistent with the proxy disclosure requirements, of the estimated annual fees to be paid to the Independent Registered Public Accountant.

Appendix

Audit Services

1. Annual financial statement audit
2. Review of quarterly financial statements
3. Statutory audits
4. Attestation report on management's assessment of internal controls over financial reporting
5. Consents, comfort letters, and reviews of documents filed with the Securities and Exchange Commission

Audit-Related Services

1. Accounting consultations relating to accounting standards, financial reporting, and disclosure issues
2. Due diligence assistance pertaining to potential acquisitions, dispositions, mergers, and securities offerings
3. Financial statement audits and attest services for non-consolidated entities including employee benefit and compensation plans

Tax Services

1. Domestic and international tax compliance, planning, and advice
2. Expatriate tax assistance and compliance

Other Services

Any service that is not a Prohibited Service, Audit Service, Audit-Related Service, or Tax Service

Prohibited Services

The following services, as more fully described in Regulation S-X, Rule 2-01, of the Securities and Exchange Commission, are Prohibited Services; provided however, that the services described in items 1 through 5 are not Prohibited Services if it is reasonable to conclude that the results of such services will not be subject to audit procedures during an audit of the Corporation's financial statements:

1. Bookkeeping or other services related to the accounting records or financial statements
2. Financial information systems design and implementation
3. Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
4. Actuarial services
5. Internal audit outsourcing services
6. Management functions or human resources
7. Broker or dealer, investment adviser, or investment banking services
8. Legal services and expert services unrelated to the audit
9. Any other services that the PCAOB determines, by regulation, to impair independence

Appendix D

Executive Officers

The following table lists the names and titles of our executive officers. "AIC" refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chairman of the Board, President, and Chief Executive Officer of The Allstate Corporation and AIC. Mr. Wilson also is a director of The Allstate Corporation.
Donald J. Bailey	President Emerging Businesses.
Don Civgin	President and Chief Executive Officer Allstate Financial.
James D. DeVries	Executive Vice President and Chief Administrative Officer of AIC (Human Resources).
Judith P. Greffin	Executive Vice President and Chief Investment Officer of AIC.
Sanjay Gupta	Executive Vice President and Chief Marketing Officer of AIC.
Suren Gupta	Executive Vice President of AIC (Allstate Technology & Operations).
Susan L. Lees	Executive Vice President and General Counsel of The Allstate Corporation and AIC (Chief Legal Officer).
Samuel H. Pilch	Senior Group Vice President and Controller of The Allstate Corporation and AIC.
Steven E. Shebik	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
Steven C. Verney	Executive Vice President and Chief Risk Officer of AIC.
Matthew E. Winter	President Allstate Auto, Home, and Agencies.

Performance Graph

The following performance graph compares the performance of Allstate common stock total return during the five-year period from December 31, 2007, through December 31, 2012, with the performance of the S&P 500 Property/Casualty Index and the S&P 500 Index. The graph plots the cumulative changes in value of an initial $100 investment as of December 31, 2007, over the indicated time periods, assuming all dividends are reinvested quarterly.



Value at each year-end of a $100 initial investment made on December 31, 2007

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Allstate	$ 100	$ 65.86	$ 62.00	$ 67.45	$ 59.77	$ 89.51
S&P P/C	$ 100	$ 70.85	$ 79.22	$ 86.48	$ 86.25	$ 103.71
S&P 500	$ 100	$ 63.45	$ 79.90	$ 91.74	$ 93.67	$ 108.55

Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Operating income ("operating profit") is net income (loss), excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income,
- valuation changes on embedded derivatives that are not hedged, after-tax,
- amortization of deferred policy acquisition costs ("DAC") and deferred sales inducements ("DSI"), to the extent they resulted from the recognition of certain realized capital gains and losses or valuation changes on embedded derivatives that are not hedged, after-tax,
- business combination expenses and the amortization of purchased intangible assets, after-tax,
- gain (loss) on disposition of operations, after-tax, and
- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income (loss) is the GAAP measure that is most directly comparable to operating income.

We use operating income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, valuation changes on embedded derivatives that are not hedged, business combination expenses and the amortization of purchased intangible assets, gain (loss) on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items. Realized capital gains and losses, valuation changes on embedded derivatives that are not hedged and gain (loss) on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process. Consistent with our intent to protect results or earn additional income, operating income includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes. These instruments are used for economic hedges and to replicate fixed income

securities, and by including them in operating income, we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g. net investment income and interest credited to contractholder funds) or replicated investments. Business combination expenses are excluded because they are non-recurring in nature and the amortization of purchased intangible assets is excluded because it relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends. Accordingly, operating income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine operating income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods. Operating income is used by management along with the other components of net income (loss) to assess our performance. We use adjusted measures of operating income and operating income per diluted share in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss), operating income and their components separately and in the aggregate when reviewing and evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize operating income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses operating income as the denominator. Operating income should not be considered as a substitute for net income (loss) and does not reflect the overall profitability of our business.

The following table reconciles operating income and net income for the years ended December 31.

($ in millions)	2012	2011	2010	2009	2008
Operating income	$ 2,148	$ 662	$ 1,506	$ 1,880	$ 1,730
Realized capital gains and losses	327	503	(827)	(583)	(5,090)
Income tax (expense) benefit	(111)	(179)	290	(45)	1,779
Realized capital gains and losses, after-tax	216	324	(537)	(628)	(3,311)
Valuation changes on embedded derivatives that are not hedged, after-tax	82	(12)	—	—	—
DAC and DSI amortization relating to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged, after-tax	(42)	(108)	(29)	(153)	333
DAC and DSI unlocking relating to realized capital gains and losses, after-tax	4	3	(12)	(219)	(203)
Non-recurring items, after-tax	—	—	—	—	(80)
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	(33)	(35)	(29)	(2)	(14)
Business combination expenses and the amortization of purchased intangible assets, after-tax	(81)	(42)	—	—	—
Gain (loss) on disposition of operations, after tax	12	(5)	12	10	3
Net income (loss)	$ 2,306	$ 787	$ 911	$ 888	$ (1,542)

Combined ratio excluding the effect of catastrophes, prior year reserve reestimates, business combination expenses and the amortization of purchased intangible assets ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, the effect of business combination expenses and the amortization of purchased intangible assets on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates, business combination expenses and the amortization of purchased intangible assets. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves. Business combination expenses and the amortization of purchased intangible assets primarily relate to the acquisition purchase price and are not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. We also provide it to facilitate a comparison to our outlook on the underlying combined ratio. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered as a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability underlying combined ratio to the Property-Liability combined ratio for the years ended December 31.

	2012	2011	2010	2009	2008
Underlying combined ratio	87.2	89.3	89.6	88.1	86.8
Effect of catastrophe losses	8.8	14.7	8.5	7.9	12.4
Effect of prior year non-catastrophe reserve reestimates	(1.0)	(0.8)	—	0.2	0.2
Effect of business combination expenses and the amortization of purchased intangible assets	0.5	0.2	—	—	—
Combined ratio	95.5	103.4	98.1	96.2	99.4

Underwriting margin is calculated as 100% minus the combined ratio.

2012 Annual Report

	Page
Risk Factors	1
5-Year Summary of Selected Financial Data	11
Management's Discussion and Analysis	
Overview	12
2012 Highlights	13
Consolidated Net Income	13
Application of Critical Accounting Estimates	14
Property-Liability 2012 Highlights	26
Property-Liability Operations	26
Allstate Protection Segment	28
Discontinued Lines and Coverages Segment	41
Property-Liability Investment Results	42
Property-Liability Claims and Claims Expense Reserves	43
Allstate Financial 2012 Highlights	52
Allstate Financial Segment	52
Investments 2012 Highlights	61
Investments	61
Market Risk	71
Pension Plans	74
Goodwill	77
Capital Resources and Liquidity 2012 Highlights	78
Capital Resources and Liquidity	78
Enterprise Risk and Return Management	85
Regulation and Legal Proceedings	86
Pending Accounting Standards	86
Consolidated Financial Statements	
Consolidated Statements of Operations	87
Consolidated Statements of Comprehensive Income	88
Consolidated Statements of Financial Position	89
Consolidated Statements of Shareholders' Equity	90
Consolidated Statements of Cash Flows	91
Notes to Consolidated Financial Statements	92
Report of Independent Registered Public Accounting Firm	174

RISK FACTORS

This document contains "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

These forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets" and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure management, product development, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. However, if the estimates, assumptions or plans underlying the forward-looking statements prove inaccurate or if other risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements.

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below, which apply to us as an insurer and a provider of other products and financial services. These risks constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995 and readers should carefully review such cautionary statements as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and historical trends. These cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this document, in our filings with the SEC or in materials incorporated therein by reference.

Risks Relating to the Property-Liability business

As a property and casualty insurer, we may face significant losses from catastrophes and severe weather events

Because of the exposure of our property and casualty business to catastrophic events, our operating results and financial condition may vary significantly from one period to the next. Catastrophes can be caused by various natural and man-made events, including earthquakes, volcanic eruptions, wildfires, tornadoes, tsunamis, hurricanes, tropical storms and certain types of terrorism or industrial accidents. We may incur catastrophe losses in our auto and property business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, (3) our current reinsurance coverage limits, or (4) estimate of loss from external hurricane and earthquake models at various levels of probability. Despite our catastrophe management programs, we are exposed to catastrophes that could have a material effect on operating results and financial condition. For example, our historical catastrophe experience includes losses relating to Hurricane Katrina in 2005 totaling $3.6 billion, the Northridge earthquake of 1994 totaling $2.1 billion and Hurricane Andrew in 1992 totaling $2.3 billion. We are also exposed to assessments from the California Earthquake Authority and various state-created insurance facilities, and to losses that could surpass the capitalization of these facilities. Our liquidity could be constrained by a catastrophe, or multiple catastrophes, which result in extraordinary losses or a downgrade of our debt or financial strength ratings.

In addition, we are subject to claims arising from weather events such as winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of auto and property claims when severe weather conditions occur.

The nature and level of catastrophes in any period cannot be predicted and could be material to our operating results and financial condition

Along with others in the insurance industry, we use models developed by third party vendors as well as our own historic data in assessing our property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios. Such models do not necessarily accurately predict future losses or accurately measure losses currently incurred. Catastrophe models, which have been evolving since the early 1990s, use historical information and scientific research about hurricanes and earthquakes and also utilize detailed information about our in-force business. While we use this information in connection with our pricing and risk management activities, there are limitations with respect to its usefulness in predicting losses in any reporting period as actual catastrophic events vary considerably. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models.

Impacts of catastrophes and our catastrophe management strategy may adversely affect premium growth

Due to our catastrophe risk management efforts, the size of our homeowners business has been negatively impacted and may continue to be negatively impacted if we take further actions. Homeowners premium growth rates and retention could be more adversely impacted than we expect by adjustments to our business structure, size and underwriting practices in markets with significant catastrophe risk exposure. In addition, due to the diminished potential for cross-selling opportunities that cannot be fully replaced by our brokering arrangement to allow our agents to write property products with other carriers, new business growth in our auto lines could be lower than expected.

A regulatory environment that limits rate increases and requires us to underwrite business and participate in loss sharing arrangements may adversely affect our operating results and financial condition

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if Allstate Protection's loss ratio compares favorably to that of the industry, state regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or resist or delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory resistance to rate increases. Such resistance affects our ability, in all product lines, to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. Our ability to afford reinsurance required to reduce our catastrophe risk in designated areas may be dependent upon the ability to adjust rates for its cost.

In addition to regulating rates, certain states have enacted laws that require a property-liability insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations or require the insurer to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired rates, possibly leading to an unacceptable return on equity, or as the facilities recognize a financial deficit, they may in turn have the ability to assess participating insurers, adversely affecting our results of operations and financial condition. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance in the state, except pursuant to a plan that is approved by the state insurance department. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

The potential benefits of our sophisticated risk segmentation process may not be fully realized

We believe that sophisticated pricing and underwriting (which, in some situations, considers information that is obtained from credit reports among other factors) has allowed us to be more competitive and operate more profitably. However, because many of our competitors have adopted underwriting criteria and sophisticated pricing models similar to those we use and because other competitors may follow suit, our competitive advantage could decline or be lost. Further, the use of insurance scoring from information that is obtained from credit reports as a factor in underwriting and pricing has at times been challenged by regulators, legislators, litigants and special interest groups in various states. Competitive pressures could also force us to modify our sophisticated pricing models. Furthermore, we cannot be assured that these sophisticated pricing models will accurately reflect the level of losses that we will ultimately incur.

Allstate Protection's operating results and financial condition may be adversely affected by the cyclical nature of the property and casualty business

The property and casualty market is cyclical and has experienced periods characterized by relatively high levels of price competition, less restrictive underwriting standards and relatively low premium rates, followed by periods of relatively lower levels of competition, more selective underwriting standards and relatively high premium rates. A downturn in the profitability cycle of the property and casualty business could have a material effect on our operating results and financial condition.

Unexpected increases in the severity or frequency of claims may adversely affect our operating results and financial condition

Unexpected changes in the severity or frequency of claims may affect the profitability of our Allstate Protection segment. Changes in bodily injury claim severity are driven primarily by inflation in the medical sector of the economy and litigation. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs, auto parts prices and used car prices. Changes in homeowners claim severity are driven by inflation in the construction industry, in building materials and in home furnishings, and by other economic and environmental factors, including increased demand for services and supplies in areas affected by catastrophes. However, changes in the level of the

severity of claims are not limited to the effects of inflation and demand surge in these various sectors of the economy. Increases in claim severity can arise from unexpected events that are inherently difficult to predict. Although we pursue various loss management initiatives in the Allstate Protection segment in order to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.

Our Allstate Protection segment may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. A significant increase in claim frequency could have an adverse effect on our operating results and financial condition.

Actual claims incurred may exceed current reserves established for claims and may adversely affect our operating results and financial condition

Recorded claim reserves in the Property-Liability business are based on our best estimates of losses, both reported and IBNR, after considering known facts and interpretations of circumstances. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix and contractual terms. External factors are also considered which include, but are not limited to, law changes, court decisions, changes to regulatory requirements and economic conditions. Because reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our operating results and financial condition.

Predicting claim expense relating to asbestos, environmental and other discontinued lines is inherently uncertain and may have a material effect on our operating results and financial condition

The process of estimating asbestos, environmental and other discontinued lines liabilities is complicated by complex legal issues concerning, among other things, the interpretation of various insurance policy provisions and whether losses are covered, or were ever intended to be covered, and whether losses could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Asbestos-related bankruptcies and other asbestos litigation are complex, lengthy proceedings that involve substantial uncertainty for insurers. Actuarial techniques and databases used in estimating asbestos, environmental and other discontinued lines net loss reserves may prove to be inadequate indicators of the extent of probable loss. Ultimate net losses from these discontinued lines could materially exceed established loss reserves and expected recoveries and have a material effect on our operating results and financial condition.

Risks Relating to the Allstate Financial Segment

Changes in underwriting and actual experience could materially affect profitability and financial condition

Our product pricing includes long-term assumptions regarding investment returns, mortality, morbidity, persistency and operating costs and expenses of the business. We establish target returns for each product based upon these factors and the average amount of capital that we must hold to support in-force contracts taking into account rating agencies and regulatory requirements. We monitor and manage our pricing and overall sales mix to achieve target new business returns on a portfolio basis, which could result in the discontinuation or de-emphasis of products or distribution relationships and a decline in sales. Profitability from new business emerges over a period of years depending on the nature and life of the product and is subject to variability as actual results may differ from pricing assumptions. Additionally, many of our products have fixed or guaranteed terms that limit our ability to increase revenues or reduce benefits, including credited interest, once the product has been issued.

Our profitability in this segment depends on the adequacy of investment spreads, the management of market and credit risks associated with investments, the sufficiency of premiums and contract charges to cover mortality and morbidity benefits, the persistency of policies to ensure recovery of acquisition expenses, and the management of operating costs and expenses within anticipated pricing allowances. Legislation and regulation of the insurance marketplace and products could also affect our profitability and financial condition.

Changes in reserve estimates may adversely affect our operating results

The reserve for life-contingent contract benefits is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, persistency and expenses. We periodically review the adequacy of these reserves on an aggregate basis and if future experience differs significantly from assumptions, adjustments to reserves and amortization of deferred policy acquisition costs ("DAC") may be required which could have a material effect on our operating results.

Changes in market interest rates may lead to a significant decrease in the sales and profitability of spread-based products

Our ability to manage the Allstate Financial spread-based products, such as fixed annuities and institutional products, is dependent upon maintaining profitable spreads between investment yields and interest crediting rates. When market interest rates decrease or remain at relatively low levels, proceeds from investments that have matured or have been prepaid or sold may be reinvested at lower yields, reducing investment spread. Lowering interest crediting rates on some products in such an environment can partially offset decreases in investment yield. However, these changes could be limited by market conditions, regulatory minimum rates or contractual minimum rate guarantees on many contracts and may not match the timing or magnitude of changes in investment yields. Decreases in the interest crediting rates offered on products in the Allstate Financial segment could make those products less attractive, leading to lower sales and/or changes in the level of policy loans, surrenders and withdrawals. Non-parallel shifts in interest rates, such as increases in short-term rates without accompanying increases in medium- and long-term rates, can influence customer demand for fixed annuities, which could impact the level and profitability of new customer deposits. Increases in market interest rates can also have negative effects on Allstate Financial, for example by increasing the attractiveness of other investments to our customers, which can lead to increased surrenders at a time when the segment's fixed income investment asset values are lower as a result of the increase in interest rates. This could lead to the sale of fixed income securities at a loss. For certain products, principally fixed annuity and interest-sensitive life products, the earned rate on assets could lag behind rising market yields. We may react to market conditions by increasing crediting rates, which could narrow spreads and reduce profitability. Unanticipated surrenders could result in accelerated amortization of DAC or affect the recoverability of DAC and thereby increase expenses and reduce profitability. In addition, changes in market interest rates impact the valuation of derivatives embedded in equity-indexed annuity contracts that are not hedged, which could lead to volatility in net income.

Changes in estimates of profitability on interest-sensitive life, fixed annuities and other investment products may adversely affect our profitability and financial condition through the amortization of DAC

DAC related to interest-sensitive life, fixed annuities and other investment contracts is amortized in proportion to actual historical gross profits and estimated future gross profits ("EGP") over the estimated lives of the contracts. The principal assumptions for determining the amount of EGP are mortality, persistency, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges. Updates to these assumptions (commonly referred to as "DAC unlocking") could adversely affect our profitability and financial condition.

Reducing our concentration in spread-based business may adversely affect reported results

We have been reducing our concentration in spread-based business. Lower new sales of these products could negatively impact investment portfolio levels, complicate settlement of expiring contracts including forced sales of assets with unrealized capital losses, and affect goodwill impairment testing and insurance reserves deficiency testing.

Changes in tax laws may decrease sales and profitability of products and adversely affect our financial condition

Under current federal and state income tax law, certain products we offer, primarily life insurance and annuities, receive favorable tax treatment. This favorable treatment may give certain of our products a competitive advantage over noninsurance products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance or annuities. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of our products making them less competitive. Such proposals, if adopted, could have a material effect on our profitability and financial condition or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

We may not be able to mitigate the capital impact associated with statutory reserving requirements, potentially resulting in a need to increase prices, reduce sales of term or universal life products, and/or a return on equity below priced levels

To support statutory reserves for certain term and universal life insurance products with secondary guarantees, we currently utilize reinsurance and capital markets solutions for financing a portion of our statutory reserve requirements deemed to be non-economic. As we continue to underwrite term and universal life business, we expect to have additional financing needs to mitigate the impact of these reserve requirements. If we do not obtain additional financing

as a result of market conditions or otherwise, this could require us to increase prices, reduce our sales of term or universal life products, and/or result in a return on equity below priced levels.

Risks Relating to Investments

We are subject to market risk and declines in credit quality which may adversely affect investment income and cause realized and unrealized losses

Although we continually reevaluate our investment management strategies, we remain subject to the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. Adverse changes to these rates, spreads and prices may occur due to changes in fiscal policy and the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants, or changes in market perceptions of credit worthiness and/or risk tolerance.

We are subject to risks associated with potential declines in credit quality related to specific issuers or specific industries and a general weakening in the economy, which are typically reflected through credit spreads. Credit spread is the additional yield on fixed income securities above the risk-free rate (typically referenced as the yield on U.S. Treasury securities) that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks. Credit spreads vary (i.e. increase or decrease) in response to the market's perception of risk and liquidity in a specific issuer or specific sector and are influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. Although we have the ability to use derivative financial instruments to manage these risks, the effectiveness of such instruments is subject to the same risks. A decline in the quality of our investment portfolio as a result of adverse economic conditions or otherwise could cause additional realized and unrealized losses on securities, including realized and unrealized losses relating to equity and derivative strategies.

A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio's average yield. In a declining interest rate environment, borrowers may prepay or redeem securities more quickly than expected as they seek to refinance at lower rates. A decline could also lead us to purchase longer-term or riskier assets in order to obtain adequate investment yields resulting in a duration gap when compared to the duration of liabilities. Alternatively, longer-term assets may be sold and reinvested in shorter-term assets in anticipation of rising interest rates. An increase in market interest rates or credit spreads could have an adverse effect on the value of our investment portfolio by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio. Declining equity markets could also cause the investments in our pension plans to decrease and decreasing interest rates could cause the funding target and the projected benefit obligation of our pension plans or the accumulated benefit obligation of our other postretirement benefit plans to increase, either or both resulting in a decrease in the funded status of the pension plans and a reduction in the accumulated other comprehensive income component of shareholders' equity, increases in pension and other postretirement benefit expense and increases in required contributions to the pension plans.

Deteriorating financial performance impacting securities collateralized by residential and commercial mortgage loans, collateralized corporate loans, and commercial mortgage loans may lead to write-downs and impact our results of operations and financial condition

Changes in residential or commercial mortgage delinquencies, loss severities or recovery rates, declining residential or commercial real estate prices, corporate loan delinquencies or recovery rates, changes in credit or bond insurer strength ratings and the quality of service provided by service providers on securities in our portfolios could lead us to determine that write-downs are necessary in the future.

The impact of our investment strategies may be adversely affected by developments in the financial markets

The impact of our investment management strategies may be adversely affected by unexpected developments in the financial markets. For example, derivative contracts may result in coverage that is not as effective as intended thereby leading to the recognition of losses without the recognition of gains expected to mitigate the losses.

Concentration of our investment portfolios in any particular segment of the economy may have adverse effects on our operating results and financial condition

The concentration of our investment portfolios in any particular industry, collateral type, group of related industries, geographic sector or risk type could have an adverse effect on our investment portfolios and consequently on our results of operations and financial condition. Events or developments that have a negative impact on any particular industry, group of related industries or geographic region may have a greater adverse effect on the investment portfolios to the extent that the portfolios are concentrated rather than diversified.

The determination of the amount of realized capital losses recorded for impairments of our investments is subjective and could materially impact our operating results and financial condition

The determination of the amount of realized capital losses recorded for impairments vary by investment type and is based upon our ongoing evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in other-than-temporary impairments in our results of operations. The assessment of whether other-than-temporary impairments have occurred is based on our case-by-case evaluation of the underlying reasons for the decline in fair value. Our conclusions on such assessments are judgmental and include assumptions and projections of future cash flows which may ultimately prove to be incorrect as assumptions, facts and circumstances change. Furthermore, historical trends may not be indicative of future impairments and additional impairments may need to be recorded in the future.

The determination of the fair value of our fixed income and equity securities is subjective and could materially impact our operating results and financial condition

In determining fair values we principally use the market approach which utilizes market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. The fair value of assets may differ from the actual amount received upon sale of an asset in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the assets' fair values. The difference between amortized cost or cost and fair value, net of deferred income taxes, certain life and annuity DAC, certain deferred sales inducement costs, and certain reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income in shareholders' equity. Changing market conditions could materially affect the determination of the fair value of securities and unrealized net capital gains and losses could vary significantly.

Risks Relating to the Insurance Industry

Our future growth and profitability are dependent in part on our ability to successfully operate in an insurance industry that is highly competitive

The insurance industry is highly competitive. Our competitors include other insurers and, because some of our products include a savings or investment component, securities firms, investment advisers, mutual funds, banks and other financial institutions. Many of our competitors have well-established national reputations and market similar products.

We have invested in growth strategies through the recent addition of the Esurance brand, our differentiated Encompass package policy and our distinctive advertising campaigns. If we are unsuccessful in generating new business and retaining a sufficient number of our customers, our ability to increase premiums written could be impacted. In addition, if we experience unexpected increases in our underlying costs (such as the frequency or severity of claims costs) generated by our new business, it could result in decreases in our profitability and lead to price increases which could impair our ability to compete effectively for insurance business.

Because of the competitive nature of the insurance industry, there can be no assurance that we will continue to effectively compete with our industry rivals, or that competitive pressures will not have a material effect on our business, operating results or financial condition. This includes competition for producers such as exclusive and independent agents and their licensed sales professionals. In the event we are unable to attract and retain these producers or they are unable to attract and retain customers for our products, growth and retention could be materially affected. Furthermore, certain competitors operate using a mutual insurance company structure and therefore may have dissimilar profitability and return targets. Our ability to successfully operate may also be impaired if we are not effective in filling critical leadership positions, in developing the talent and skills of our human resources, in assimilating new executive talent into our organization, or in deploying human resource talent consistently with our business goals.

Difficult conditions in the global economy and capital markets generally could adversely affect our business and operating results and these conditions may not improve in the near future

As with most businesses, we believe difficult conditions in the global economy and capital markets, such as significant negative macroeconomic trends, including relatively high and sustained unemployment, reduced consumer spending, lower residential and commercial real estate prices, substantial increases in delinquencies on consumer debt, including defaults on home mortgages, and the relatively low availability of credit could have an adverse effect on our business and operating results.

Stressed conditions, volatility and disruptions in global capital markets, particular markets or financial asset classes could adversely affect our investment portfolio. Disruptions in one market or asset class can also spread to other markets or asset classes. Although the disruption in the global financial markets has moderated, not all global financial markets are functioning normally, and the rate of recovery from the U.S. recession has been below historic averages. Several governments around the world have announced austerity actions to address their budget deficits that may lead to a decline in economic activity. While European policy makers have developed mechanisms to address funding concerns, risks to the European economy and financial markets remain.

General economic conditions could adversely affect us in the form of consumer behavior and pressure investment results. Consumer behavior changes could include decreased demand for our products. For example, as consumers purchase fewer automobiles, our sales of auto insurance may decline. Also, as consumers become more cost conscious, they may choose lower levels of auto and homeowners insurance. In addition, holders of some of our interest-sensitive life insurance and annuity products may engage in an elevated level of discretionary withdrawals of contractholder funds. Our investment results could be adversely affected as deteriorating financial and business conditions affect the issuers of the securities in our investment portfolio.

There can be no assurance that actions of the U.S. federal government, Federal Reserve and other regulatory bodies for the purpose of stabilizing the financial markets and stimulating the economy will achieve the intended effect

In response to the financial crises affecting the banking system, the financial markets and the broader economy in recent years, the U.S. federal government, the Federal Reserve and other regulatory bodies have taken actions such as purchasing mortgage-backed and other securities from financial institutions, investing directly in banks, thrifts and bank and savings and loan holding companies and increasing federal spending to stimulate the economy. There can be no assurance as to the long term impact such actions will have on the financial markets or on economic conditions, including potential inflationary effects. Continued volatility and any further economic deterioration could materially and adversely affect our business, financial condition and results of operations.

Losses from legal and regulatory actions may be material to our operating results, cash flows and financial condition

As is typical for a large company, we are involved in various legal actions, including class action litigation challenging a range of company practices and coverage provided by our insurance products, some of which involve claims for substantial or indeterminate amounts. We are also involved in various regulatory actions and inquiries, including market conduct exams by state insurance regulatory agencies. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued and may be material to our operating results or cash flows for a particular quarter or annual period and to our financial condition. The aggregate estimate of the range of reasonably possible loss in excess of the amount accrued, if any, disclosed in Note 14 of the consolidated financial statements is not an indication of expected loss, if any. Actual results may vary significantly from the current estimate.

We are subject to extensive regulation and potential further restrictive regulation may increase our operating costs and limit our growth

As insurance companies, broker-dealers, investment advisers and/or investment companies, many of our subsidiaries are subject to extensive laws and regulations. These laws and regulations are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, and additional limits on our ability to grow or to achieve targeted profitability. Moreover, laws and regulations are administered and enforced by a number of different governmental authorities, each of which exercises a degree of interpretive latitude, including state insurance regulators; state securities administrators; state attorneys general and federal agencies including the SEC, the FINRA and the U.S. Department of Justice. Consequently, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator's or enforcement authority's interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow or to improve the profitability of our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not holders of securities, which is generally the jurisdiction of the SEC, issued by The Allstate Corporation. In many respects, these laws and regulations limit our ability to grow or to improve the profitability of our business.

Regulatory reforms, and the more stringent application of existing regulations, may make it more expensive for us to conduct our business

The federal government has enacted comprehensive regulatory reforms for financial services entities. As part of a larger effort to strengthen the regulation of the financial services market, certain reforms are applicable to the insurance industry, including the FIO established within the Treasury Department.

In recent years, the state insurance regulatory framework has come under public scrutiny, members of Congress have discussed proposals to provide for federal chartering of insurance companies, and the FIO and FSOC were established. In the future, if the FSOC were to determine that Allstate is a "systemically important" nonbank financial company, Allstate would be subject to regulation by the Federal Reserve Board. We can make no assurances regarding the potential impact of state or federal measures that may change the nature or scope of insurance and financial regulation.

These regulatory reforms and any additional legislative change or regulatory requirements imposed upon us in connection with the federal government's regulatory reform of the financial services industry or arising from reform related to the international regulatory capital framework for financial services firms, and any more stringent enforcement of existing regulations by federal authorities, may make it more expensive for us to conduct our business, or limit our ability to grow or to achieve profitability.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business

Our personal lines catastrophe reinsurance program was designed, utilizing our risk management methodology, to address our exposure to catastrophes nationwide. Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available. For example, our ability to afford reinsurance to reduce our catastrophe risk in designated areas may be dependent upon our ability to adjust premium rates for its cost, and there are no assurances that the terms and rates for our current reinsurance program will continue to be available in future years. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient and at prices that we consider acceptable, we would have to either accept an increase in our catastrophe exposure, reduce our insurance writings, or develop or seek other alternatives.

Reinsurance subjects us to the credit risk of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have a material effect on our operating results and financial condition

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. We also have credit risk exposure associated with the Michigan Catastrophic Claims Association ("MCCA"), a mandatory insurance coverage and reinsurance reimbursement mechanism for personal injury protection losses that provides indemnification for losses over a retention level that increases every other MCCA fiscal year, which is operating with an increasing deficit. Our reinsurance recoverable from the MCCA was $2.59 billion as of December 31, 2012. Our inability to collect a material recovery from a reinsurer could have a material effect on our operating results and financial condition.

A large scale pandemic, the continued threat of terrorism or military actions may have an adverse effect on the level of claim losses we incur, the value of our investment portfolio, our competitive position, marketability of product offerings, liquidity and operating results

A large scale pandemic, the continued threat of terrorism, within the United States and abroad, or military and other actions, and heightened security measures in response to these types of threats, may cause significant volatility and losses in our investment portfolio from declines in the equity markets and from interest rate changes in the United States, Europe and elsewhere, and result in loss of life, property damage, disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and reduced economic activity caused by a large scale pandemic or the continued threat of terrorism. Additionally, a large scale pandemic or terrorist act could have a material effect on the sales, profitability, competitiveness, marketability of product offerings, liquidity, and operating results.

A downgrade in our financial strength ratings may have an adverse effect on our competitive position, the marketability of our product offerings, and our liquidity, access to and cost of borrowing, operating results and financial condition

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on an insurance company's business. On an ongoing basis, rating agencies review our financial performance and condition and could downgrade or change the outlook on our ratings due to, for example, a change in one of our insurance company's statutory capital; a change in a rating agency's determination of the amount of risk-adjusted capital required to maintain a particular rating; an increase in the perceived risk of our investment portfolio; a reduced confidence in management or our business strategy, as well as a number of other considerations that may or may not be under our control. The insurance financial strength ratings of Allstate Insurance Company and Allstate Life Insurance Company and The Allstate Corporation's senior debt ratings from A.M. Best, Standard & Poor's and Moody's are subject to continuous review, and the retention of current ratings cannot be assured. A downgrade in any of these ratings could have a material effect on our sales, our competitiveness, the marketability of our product offerings, our liquidity, access to and cost of borrowing, operating results and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs or our ability to obtain credit on acceptable terms

In periods of extreme volatility and disruption in the capital and credit markets, liquidity and credit capacity may be severely restricted. In such circumstances, our ability to obtain capital to fund operating expenses, financing costs, capital expenditures or acquisitions may be limited, and the cost of any such capital may be significant. Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as lenders' perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient and in such case, we may not be able to successfully obtain additional financing on favorable terms.

We may be required to recognize impairments in the value of our goodwill, which may adversely affect our operating results and financial condition

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. Goodwill is evaluated for impairment annually, or more frequently if conditions warrant, by comparing the carrying value (attributed equity) of a reporting unit to its estimated fair value. Market declines or other events impacting the fair value of a reporting unit could result in a goodwill impairment, resulting in a charge to income. Such a charge could have an adverse effect on our results of operations or financial condition.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our results of operations and financial condition

Our financial statements are subject to the application of generally accepted accounting principles, which are periodically revised, interpreted and/or expanded. Accordingly, we are required to adopt new guidance or interpretations, or could be subject to existing guidance as we enter into new transactions, which may have a material effect on our results of operations and financial condition that is either unexpected or has a greater impact than expected. For a description of changes in accounting standards that are currently pending and, if known, our estimates of their expected impact, see Note 2 of the consolidated financial statements.

The change in our unrecognized tax benefit during the next 12 months is subject to uncertainty

We have disclosed our estimate of net unrecognized tax benefits and the reasonably possible increase or decrease in its balance during the next 12 months in Note 15 of the consolidated financial statements. However, actual results may differ from our estimate for reasons such as changes in our position on specific issues, developments with respect to the governments' interpretations of income tax laws or changes in judgment resulting from new information obtained in audits or the appeals process.

The realization of deferred tax assets is subject to uncertainty

The realization of our deferred tax assets, net of valuation allowance, is based on our assumption that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes. However, actual results may differ from our assumptions if adequate levels of taxable income are not attained.

The ability of our subsidiaries to pay dividends may affect our liquidity and ability to meet our obligations

The Allstate Corporation is a holding company with no significant operations. The principal asset is the stock of its subsidiaries. State insurance regulatory authorities limit the payment of dividends by insurance subsidiaries, as described in Note 16 of the consolidated financial statements. In addition, competitive pressures generally require the subsidiaries to maintain insurance financial strength ratings. These restrictions and other regulatory requirements affect the ability of the subsidiaries to make dividend payments. Limits on the ability of the subsidiaries to pay dividends could adversely affect holding company liquidity, including our ability to pay dividends to shareholders, service our debt, or complete share repurchase programs in the timeframe expected.

The occurrence of events unanticipated in our disaster recovery systems and management continuity planning or a support failure from external providers during a disaster could impair our ability to conduct business effectively

The occurrence of a disaster such as a natural catastrophe, an industrial accident, a terrorist attack or war, cyber attack, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other global companies, we have experienced threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

Changing climate conditions may adversely affect our financial condition, profitability or cash flows

Climate change, to the extent it produces rising temperatures and changes in weather patterns, could impact the frequency or severity of weather events and wildfires, the affordability and availability of homeowners insurance, and the results for our Allstate Protection segment.

Loss of key vendor relationships or failure of a vendor to protect personal information of our customers, claimants or employees could affect our operations

We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors of services such as claim adjustment services and human resource benefits management services. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect personal information of our customers, claimants or employees, we may suffer operational impairments and financial losses.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our intellectual property and to determine its scope, validity or enforceability, which could divert significant resources and prove unsuccessful. An inability to protect our intellectual property could have a material effect on our business.

We may be subject to claims by third parties for patent, trademark or copyright infringement or breach of usage rights. Any such claims and any resulting litigation could result in significant expense and liability. If our third party providers or we are found to have infringed a third-party intellectual property right, either of us could be enjoined from providing certain products or services or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement a costly work around. Any of these scenarios could have a material effect on our business and results of operations.

5-YEAR SUMMARY OF SELECTED FINANCIAL DATA

($ in millions, except per share data and ratios)	2012	2011	2010	2009	2008
Consolidated Operating Results					
Insurance premiums and contract charges	$ 28,978	$ 28,180	$ 28,125	$ 28,152	$ 28,862
Net investment income	4,010	3,971	4,102	4,444	5,622
Realized capital gains and losses	327	503	(827)	(583)	(5,090)
Total revenues	33,315	32,654	31,400	32,013	29,394
Net income (loss)	2,306	787	911	888	(1,542)
Net income (loss) per share:					
Net income (loss) per share - basic	4.71	1.51	1.69	1.65	(2.81)
Net income (loss) per share - diluted	4.68	1.50	1.68	1.64	(2.81)
Cash dividends declared per share	0.88	0.84	0.80	0.80	1.64
Consolidated Financial Position					
Investments	$ 97,278	$ 95,618	$ 100,483	$ 99,833	$ 95,998
Total assets	126,947	125,193	130,500	132,209	134,351
Reserves for claims and claims expense, life-contingent contract benefits and contractholder funds	75,502	77,113	81,113	84,659	90,750
Long-term debt	6,057	5,908	5,908	5,910	5,659
Shareholders' equity	20,580	18,298	18,617	16,184	12,121
Shareholders' equity per diluted share	42.39	36.18	34.58	29.90	22.51
Equity	20,580	18,326	18,645	16,213	12,153
Property-Liability Operations					
Premiums earned	$ 26,737	$ 25,942	$ 25,957	$ 26,194	$ 26,967
Net investment income	1,326	1,201	1,189	1,328	1,674
Net income	1,968	403	1,053	1,546	230
Operating ratios [1]					
Claims and claims expense ("loss") ratio	69.1	77.7	73.0	71.6	74.4
Expense ratio	26.4	25.7	25.1	24.6	25.0
Combined ratio	95.5	103.4	98.1	96.2	99.4
Allstate Financial Operations					
Premiums and contract charges	$ 2,241	$ 2,238	$ 2,168	$ 1,958	$ 1,895
Net investment income	2,647	2,716	2,853	3,064	3,811
Net income (loss)	541	590	42	(452)	(1,586)
Investments	56,999	57,373	61,582	62,216	61,449

[1] We use operating ratios to measure the profitability of our Property-Liability results. We believe that they enhance an investor's understanding of our profitability. They are calculated as follows: Claims and claims expense ("loss") ratio is the ratio of claims and claims expense to premiums earned. Loss ratios include the impact of catastrophe losses. Expense ratio is the ratio of amortization of deferred policy acquisition costs, operating costs and expenses and restructuring and related charges to premiums earned. Combined ratio is the ratio of claims and claims expense, amortization of deferred policy acquisition costs, operating costs and expenses and restructuring and related charges to premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. The difference between 100% and the combined ratio represents underwriting income (loss) as a percentage of premiums earned, or underwriting margin.

OVERVIEW

The following discussion highlights significant factors influencing the consolidated financial position and results of operations of The Allstate Corporation (referred to in this document as "we," "our," "us," the "Company" or "Allstate"). It should be read in conjunction with the 5-year summary of selected financial data, consolidated financial statements and related notes found under Part II. Item 6. and Item 8. contained herein. Further analysis of our insurance segments is provided in the Property-Liability Operations (which includes the Allstate Protection and the Discontinued Lines and Coverages segments) and in the Allstate Financial Segment sections of Management's Discussion and Analysis ("MD&A"). The segments are consistent with the way in which we use financial information to evaluate business performance and to determine the allocation of resources.

Allstate is focused on the following priorities in 2013:

- grow insurance premiums;
- maintain auto profitability;
- raise returns in homeowners and annuity businesses;
- proactively manage investments; and
- reduce our cost structure.

The most important factors we monitor to evaluate the financial condition and performance of our company include:

- For Allstate Protection: premium written, the number of policies in force ("PIF"), retention, price changes, claim frequency (rate of claim occurrence per policy in force) and severity (average cost per claim), catastrophes, loss ratio, expenses, underwriting results, and sales of all products and services;
- For Allstate Financial: benefit and investment spread, amortization of deferred policy acquisition costs ("DAC"), expenses, operating income, net income, invested assets, and premiums and contract charges;
- For Investments: credit quality/experience, total return, investment income, cash flows, realized capital gains and losses, unrealized capital gains and losses, stability of long-term returns, and asset and liability duration; and
- For financial condition: liquidity, parent holding company level of deployable invested assets, financial strength ratings, operating leverage, debt leverage, book value per share, and return on equity.

Summary of Results:

- Consolidated net income was $2.31 billion in 2012 compared to $787 million in 2011 and $911 million in 2010. The increase in 2012 compared to 2011 was primarily due to higher net income from Property-Liability, partially offset by lower net income from Allstate Financial. The decrease in 2011 compared to 2010 was primarily due to lower net income from Property-Liability, partially offset by higher net income from Allstate Financial. Net income per diluted share was $4.68, $1.50 and $1.68 in 2012, 2011 and 2010, respectively.
- Allstate Protection had underwriting income of $1.25 billion in 2012 compared to an underwriting loss of $857 million in 2011 and underwriting income of $525 million in 2010. The underwriting income in 2012 compared to the underwriting loss in 2011 was primarily due to underwriting income in homeowners and other personal lines in 2012 compared to underwriting losses in 2011, partially offset by a decrease in standard auto underwriting income. The decrease in 2011 compared to 2010 was primarily due to increases in homeowners underwriting losses and decreases in other personal lines and standard auto underwriting income. The Allstate Protection combined ratio was 95.3, 103.3 and 98.0 in 2012, 2011 and 2010, respectively. Underwriting income (loss), a measure not based on accounting principles generally accepted in the United States of America ("GAAP"), is defined in the Property-Liability Operations section of the MD&A.
- Allstate Financial net income was $541 million in 2012 compared to $590 million in 2011 and $42 million in 2010. The decrease in 2012 compared to 2011 was primarily due to net realized capital losses in 2012 compared to net realized capital gains in 2011, lower net investment income and higher life and annuity contract benefits, partially offset by decreased interest credited to contractholder funds and lower amortization of DAC. The increase in 2011 compared to 2010 was primarily due to net realized capital gains in 2011 compared to net realized capital losses in 2010 and decreased interest credited to contractholder funds, partially offset by higher amortization of DAC and lower net investment income.

2012 HIGHLIGHTS

- Consolidated net income was $2.31 billion in 2012 compared to $787 million in 2011. Net income per diluted share was $4.68 in 2012 compared to $1.50 in 2011.
- Property-Liability net income was $1.97 billion in 2012 compared to $403 million in 2011.
- The Property-Liability combined ratio was 95.5 in 2012 compared to 103.4 in 2011.
- Allstate Financial net income was $541 million in 2012 compared to $590 million in 2011.
- Total revenues were $33.32 billion in 2012 compared to $32.65 billion in 2011.
- Property-Liability premiums earned totaled $26.74 billion in 2012 compared to $25.94 billion in 2011.
- Investments totaled $97.28 billion as of December 31, 2012, an increase of 1.7% from $95.62 billion as of December 31, 2011. Net investment income was $4.01 billion in 2012, an increase of 1.0% from $3.97 billion in 2011.
- Net realized capital gains were $327 million in 2012 compared to $503 million in 2011.
- Book value per diluted share (ratio of shareholders' equity to total shares outstanding and dilutive potential shares outstanding) was $42.39 as of December 31, 2012, an increase of 17.2% from $36.18 as of December 31, 2011.
- For the twelve months ended December 31, 2012, return on the average of beginning and ending period shareholders' equity was 11.9%, an increase of 7.6 points from 4.3% for the twelve months ended December 31, 2011.
- As of December 31, 2012, shareholders' equity was $20.58 billion. This total included $2.06 billion in deployable invested assets at the parent holding company level.

CONSOLIDATED NET INCOME

($ in millions)	For the years ended December 31, 2012	2011	2010
Revenues			
Property-liability insurance premiums	$ 26,737	$ 25,942	$ 25,957
Life and annuity premiums and contract charges	2,241	2,238	2,168
Net investment income	4,010	3,971	4,102
Realized capital gains and losses:			
Total other-than-temporary impairment losses	(239)	(563)	(937)
Portion of loss recognized in other comprehensive income	6	(33)	(64)
Net other-than-temporary impairment losses recognized in earnings	(233)	(596)	(1,001)
Sales and other realized capital gains and losses	560	1,099	174
Total realized capital gains and losses	327	503	(827)
Total revenues	33,315	32,654	31,400
Costs and expenses			
Property-liability insurance claims and claims expense	(18,484)	(20,161)	(18,951)
Life and annuity contract benefits	(1,818)	(1,761)	(1,815)
Interest credited to contractholder funds	(1,316)	(1,645)	(1,807)
Amortization of deferred policy acquisition costs	(3,884)	(3,971)	(3,807)
Operating costs and expenses	(4,118)	(3,739)	(3,542)
Restructuring and related charges	(34)	(44)	(30)
Interest expense	(373)	(367)	(367)
Total costs and expenses	(30,027)	(31,688)	(30,319)
Gain (loss) on disposition of operations	18	(7)	19
Income tax expense	(1,000)	(172)	(189)
Net income	$ 2,306	$ 787	$ 911
Property-Liability	$ 1,968	$ 403	$ 1,053
Allstate Financial	541	590	42
Corporate and Other	(203)	(206)	(184)
Net income	$ 2,306	$ 787	$ 911

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

- Fair value of financial assets
- Impairment of fixed income and equity securities
- Deferred policy acquisition costs amortization
- Reserve for property-liability insurance claims and claims expense estimation
- Reserve for life-contingent contract benefits estimation

In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our consolidated financial statements.

A brief summary of each of these critical accounting estimates follows. For a more detailed discussion of the effect of these estimates on our consolidated financial statements, and the judgments and assumptions related to these estimates, see the referenced sections of this document. For a complete summary of our significant accounting policies, see the notes to the consolidated financial statements.

Fair value of financial assets Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are responsible for the determination of fair value of financial assets and the supporting assumptions and methodologies. We use independent third-party valuation service providers, broker quotes and internal pricing methods to determine fair values. We obtain or calculate only one single quote or price for each financial instrument.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of proprietary models, produce valuation information in the form of a single fair value for individual fixed income and other securities for which a fair value has been requested under the terms of our agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, liquidity spreads, currency rates, and other information, as applicable. Credit and liquidity spreads are typically implied from completed transactions and transactions of comparable securities. Valuation service providers also use proprietary discounted cash flow models that are widely accepted in the financial services industry and similar to those used by other market participants to value the same financial instruments. The valuation models take into account, among other things, market observable information as of the measurement date, as described above, as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector, and where applicable, collateral quality and other issue or issuer specific information. Executing valuation models effectively requires seasoned professional judgment and experience. For certain equity securities, valuation service providers provide market quotations for completed transactions on the measurement date. In cases where market transactions or other market observable data is limited, the extent to which judgment is applied varies inversely with the availability of market observable information.

For certain of our financial assets measured at fair value, where our valuation service providers cannot provide fair value determinations, we obtain a single non-binding price quote from a broker familiar with the security who, similar to our valuation service providers, may consider transactions or activity in similar securities among other information. The brokers providing price quotes are generally from the brokerage divisions of leading financial institutions with market making, underwriting and distribution expertise regarding the security subject to valuation.

The fair value of certain financial assets, including privately placed corporate fixed income securities, auction rate securities ("ARS") backed by student loans, equity-indexed notes, and certain free-standing derivatives, for which our valuation service providers or brokers do not provide fair value determinations, is determined using valuation methods and models widely accepted in the financial services industry. Our internal pricing methods are primarily based on models using discounted cash flow methodologies that develop a single best estimate of fair value. Our models generally incorporate inputs that we believe are representative of inputs other market participants would use to determine fair value of the same instruments, including yield curves, quoted market prices of comparable securities, published credit spreads, and other applicable market data as well as instrument-specific characteristics that include, but are not limited to, coupon rates, expected cash flows, sector of the issuer, and call provisions. Judgment is required

in developing these fair values. As a result, the fair value of these financial assets may differ from the amount actually received to sell an asset in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the financial assets' fair values.

For most of our financial assets measured at fair value, all significant inputs are based on or corroborated by market observable data and significant management judgment does not affect the periodic determination of fair value. The determination of fair value using discounted cash flow models involves management judgment when significant model inputs are not based on or corroborated by market observable data. However, where market observable data is available, it takes precedence, and as a result, no range of reasonably likely inputs exists from which the basis of a sensitivity analysis could be constructed.

There is one primary situation where a discounted cash flow model utilizes a significant input that is not market observable, and it relates to the determination of fair value for our ARS backed by student loans. The significant input utilized is the anticipated date liquidity will return to this market (that is, when auction failures will cease). Determination of this assumption allows for matching to market observable inputs when performing these valuations.

The fair value of our ARS backed by student loans is $394 million as of December 31, 2012. We performed a sensitivity analysis of reasonably likely changes in the anticipated date liquidity will return to the student loan ARS market as of December 31, 2012. If the anticipated date liquidity will return to this market increased or decreased by six months, the fair value of our ARS backed by student loans would decrease or increase by 1.5%, respectively. The selection of these hypothetical scenarios represents an illustration of the estimated potential proportional effect of alternate assumptions and should not be construed as either a prediction of future events or an indication that it would be reasonably likely that all securities would be similarly affected.

We gain assurance that our financial assets are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, our processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, we assess the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. We perform procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, we may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. We perform ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, we validate them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

We also perform an analysis to determine whether there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity, and if so, whether transactions may not be orderly. Among the indicators we consider in determining whether a significant decrease in the volume and level of market activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, level of credit spreads over historical levels, bid-ask spread, and price consensuses among market participants and sources. If evidence indicates that prices are based on transactions that are not orderly, we place little, if any, weight on the transaction price and will estimate fair value using an internal model. As of December 31, 2012 and 2011, we did not alter fair values provided by our valuation service providers or brokers or substitute them with an internal model for such securities.

The following table identifies fixed income and equity securities and short-term investments as of December 31, 2012 by source of fair value determination:

($ in millions)	Fair value	Percent to total
Fair value based on internal sources	$ 6,277	7.5%
Fair value based on external sources [1]	77,113	92.5
Total	$ 83,390	100.0%

[1] Includes $3.78 billion that are valued using broker quotes.

For additional detail on fair value measurements, see Note 6 of the consolidated financial statements.

Impairment of fixed income and equity securities For investments classified as available for sale, the difference between fair value and amortized cost for fixed income securities and cost for equity securities, net of certain other items and deferred income taxes (as disclosed in Note 5), is reported as a component of accumulated other comprehensive income on the Consolidated Statements of Financial Position and is not reflected in the operating results of any period until reclassified to net income upon the consummation of a transaction with an unrelated third party or when a write-down is recorded due to an other-than-temporary decline in fair value. We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

For each fixed income security in an unrealized loss position, we assess whether management with the appropriate authority has made the decision to sell or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

If we have not made the decision to sell the fixed income security and it is not more likely than not we will be required to sell the fixed income security before recovery of its amortized cost basis, we evaluate whether we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. We use our best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if we determine that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If we determine that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, we may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

There are a number of assumptions and estimates inherent in evaluating impairments of equity securities and determining if they are other than temporary, including: 1) our ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the length of time and extent to which the fair value has been less than cost; 3) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; and 4) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity.

Once assumptions and estimates are made, any number of changes in facts and circumstances could cause us to subsequently determine that a fixed income or equity security is other-than-temporarily impaired, including: 1) general economic conditions that are worse than previously forecasted or that have a greater adverse effect on a particular issuer or industry sector than originally estimated; 2) changes in the facts and circumstances related to a particular issue or issuer's ability to meet all of its contractual obligations; and 3) changes in facts and circumstances that result in changes to management's intent to sell or result in our assessment that it is more likely than not we will be required to sell before recovery of the amortized cost basis of a fixed income security or causes a change in our ability or intent to hold an equity security until it recovers in value. Changes in assumptions, facts and circumstances could result in additional charges to earnings in future periods to the extent that losses are realized. The charge to earnings, while potentially significant to net income, would not have a significant effect on shareholders' equity, since our securities are designated as available for sale and carried at fair value and as a result, any related unrealized loss, net of deferred income taxes and related DAC, deferred sales inducement costs and reserves for life-contingent contract benefits, would already be reflected as a component of accumulated other comprehensive income in shareholders' equity.

The determination of the amount of other-than-temporary impairment is an inherently subjective process based on periodic evaluations of the factors described above. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in other-than-temporary impairments in results of operations as such evaluations are revised. The use of different methodologies and assumptions in the determination of the amount of other-than-temporary impairments may have a material effect on the amounts presented within the consolidated financial statements.

For additional detail on investment impairments, see Note 5 of the consolidated financial statements.

Deferred policy acquisition costs amortization We incur significant costs in connection with acquiring insurance policies and investment contracts. In accordance with GAAP, costs that are related directly to the successful acquisition of new or renewal insurance policies and investment contracts are deferred and recorded as an asset on the Consolidated Statements of Financial Position.

DAC related to property-liability contracts is amortized into income as premiums are earned, typically over periods of six or twelve months. The amortization methodology for DAC related to Allstate Financial policies and contracts includes significant assumptions and estimates.

DAC related to traditional life insurance is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Significant assumptions relating to estimated premiums, investment returns, as well as mortality, persistency and expenses to administer the business are established at the time the policy is issued and are generally not revised during the life of the policy. The assumptions for determining the timing and amount of DAC amortization are consistent with the assumptions used to calculate the reserve for life-contingent contract benefits. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The recovery of DAC is dependent upon the future profitability of the business. We periodically review the adequacy of reserves and recoverability of DAC for these policies on an aggregate basis using actual experience. We aggregate all traditional life insurance products and immediate annuities with life contingencies in the analysis. In the event actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance must be expensed to the extent not recoverable and a premium deficiency reserve may be required if the remaining DAC balance is insufficient to absorb the deficiency. In 2012, 2011 and 2010, our reviews concluded that no premium deficiency adjustments were necessary, primarily due to projected profit from traditional life insurance more than offsetting the projected losses in immediate annuities with life contingencies.

DAC related to interest-sensitive life, fixed annuities and other investment contracts is amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP.

AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits (benefit margin); investment income and realized capital gains and losses less interest credited (investment margin); and surrender and other contract charges less maintenance expenses (expense margin). The principal assumptions for determining the amount of EGP are persistency, mortality, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges, and these assumptions are reasonably likely to have the greatest impact on the amount of DAC amortization. Changes in these assumptions can be offsetting and we are unable to reasonably predict their future movements or offsetting impacts over time.

Each reporting period, DAC amortization is recognized in proportion to AGP for that period adjusted for interest on the prior period DAC balance. This amortization process includes an assessment of AGP compared to EGP, the actual amount of business remaining in force and realized capital gains and losses on investments supporting the product liability. The impact of realized capital gains and losses on amortization of DAC depends upon which product liability is supported by the assets that give rise to the gain or loss. If the AGP is greater than EGP in the period, but the total EGP is unchanged, the amount of DAC amortization will generally increase, resulting in a current period decrease to earnings. The opposite result generally occurs when the AGP is less than the EGP in the period, but the total EGP is unchanged. However, when DAC amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC balance is determined to be recoverable based on facts and circumstances. Negative amortization was not recorded for certain fixed annuities during 2012, 2011 and 2010 periods in which capital losses were realized on their related investment portfolio. For products whose supporting investments are exposed to capital losses in excess of our expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC amortization may be modified to exclude the excess capital losses.

Annually, we review and update all assumptions underlying the projections of EGP, including persistency, mortality, expenses, investment returns, comprising investment income and realized capital gains and losses, interest crediting rates and the effect of any hedges. At each reporting period, we assess whether any revisions to assumptions used to determine DAC amortization are required. These reviews and updates may result in amortization acceleration or deceleration, which are commonly referred to as "DAC unlocking". If the update of assumptions causes total EGP to increase, the rate of DAC amortization will generally decrease, resulting in a current period increase to earnings. A decrease to earnings generally occurs when the assumption update causes the total EGP to decrease.

The following table provides the effect on DAC amortization of changes in assumptions relating to the gross profit components of investment margin, benefit margin and expense margin during the years ended December 31.

($ in millions)	**2012**	**2011**	**2010**
Investment margin	$ 3	$ (3)	$ (9)
Benefit margin	33	(6)	22
Expense margin	(2)	16	(29)
Net acceleration (deceleration)	$ 34	$ 7	$ (16)

In 2012, DAC amortization acceleration for changes in the investment margin component of EGP primarily related to fixed annuities and was due to lower projected investment returns. The acceleration related to benefit margin was primarily due to increased projected mortality on variable life insurance, partially offset by increased projected persistency on interest-sensitive life insurance. The deceleration related to expense margin related to interest-sensitive life insurance and fixed annuities and was due to a decrease in projected expenses. In 2011, DAC amortization deceleration related to changes in the investment margin component of EGP primarily related to equity-indexed annuities and was due to an increase in projected investment margins. The deceleration related to benefit margin was primarily due to increased projected persistency on interest-sensitive life insurance. The acceleration related to expense margin primarily related to interest-sensitive life insurance and was due to an increase in projected expenses. In 2010, DAC amortization deceleration related to changes in the investment margin component of EGP primarily related to interest-sensitive life insurance and was due to higher than previously projected investment income and lower interest credited, partially offset by higher projected realized capital losses. The acceleration related to benefit margin was primarily due to lower projected renewal premium (which is also expected to reduce persistency) on interest-sensitive life insurance, partially offset by higher than previously projected revenues associated with variable life insurance due to

appreciation in the underlying separate account valuations. The deceleration related to expense margin resulted from current and expected expense levels lower than previously projected.

The following table displays the sensitivity of reasonably likely changes in assumptions included in the gross profit components of investment margin or benefit margin to amortization of the DAC balance as of December 31, 2012.

($ in millions)		**Increase/(reduction) in DAC**
Increase in future investment margins of 25 basis points	$	68
Decrease in future investment margins of 25 basis points	$	(76)
Decrease in future life mortality by 1%	$	15
Increase in future life mortality by 1%	$	(16)

Any potential changes in assumptions discussed above are measured without consideration of correlation among assumptions. Therefore, it would be inappropriate to add them together in an attempt to estimate overall variability in amortization.

For additional detail related to DAC, see the Allstate Financial Segment section of this document.

Reserve for property-liability insurance claims and claims expense estimation Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we have issued. Property-Liability underwriting results are significantly influenced by estimates of property-liability insurance claims and claims expense reserves. These reserves are an estimate of amounts necessary to settle all outstanding claims, including claims that have been incurred but not reported ("IBNR"), as of the financial statement date.

Characteristics of reserves Reserves are established independently of business segment management for each business segment and line of business based on estimates of the ultimate cost to settle claims, less losses that have been paid. The significant lines of business are auto, homeowners, and other lines for Allstate Protection, and asbestos, environmental, and other discontinued lines for Discontinued Lines and Coverages. Allstate Protection's claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date the loss is reported. Auto and homeowners liability losses generally take an average of about two years to settle, while auto physical damage, homeowners property and other personal lines have an average settlement time of less than one year. Discontinued Lines and Coverages involve long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Reserves are the difference between the estimated ultimate cost of losses incurred and the amount of paid losses as of the reporting date. Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims. We update most of our reserve estimates quarterly and as new information becomes available or as events emerge that may affect the resolution of unsettled claims. Changes in prior year reserve estimates (reserve reestimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, and the differences are recorded as property-liability insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined. Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to the evaluation of numerous variables.

The actuarial methods used to develop reserve estimates Reserve estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique. The actuarial technique is known as a "chain ladder" estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claims occurred. A report year refers to classifying claims based on the year in which the claims are reported. Both classifications are used to prepare estimates of required reserves for payments to be made in the future. The key assumptions affecting our reserve estimates comprise data elements including claim counts, paid losses, case reserves, and development factors calculated with this data.

In the chain ladder estimation technique, a ratio (development factor) is calculated which compares current period results to results in the prior period for each accident year. A three-year or two-year average development factor, based on historical results, is usually multiplied by the current period experience to estimate the development of losses of each accident year into the next time period. The development factors for the future time periods for each accident year are compounded over the remaining future periods to calculate an estimate of ultimate losses for each accident year. The implicit assumption of this technique is that an average of historical development factors is predictive of future loss

development, as the significant size of our experience database achieves a high degree of statistical credibility in actuarial projections of this type. The effects of inflation are implicitly considered in the reserving process, the implicit assumption being that a multi-year average development factor includes an adequate provision. Occasionally, unusual aberrations in loss patterns are caused by external and internal factors such as changes in claim reporting, settlement patterns, unusually large losses, process changes, legal or regulatory changes, and other influences. In these instances, analyses of alternate development factor selections are performed to evaluate the effect of these factors and actuarial judgment is applied to make appropriate development factor assumptions needed to develop a best estimate of ultimate losses.

How reserve estimates are established and updated Reserve estimates are developed at a very detailed level, and the results of these numerous micro-level best estimates are aggregated to form a consolidated reserve estimate. For example, over one thousand actuarial estimates of the types described above are prepared each quarter to estimate losses for each line of insurance, major components of losses (such as coverages and perils), major states or groups of states and for reported losses and IBNR. The actuarial methods described above are used to analyze the settlement patterns of claims by determining the development factors for specific data elements that are necessary components of a reserve estimation process. Development factors are calculated quarterly and periodically throughout the year for data elements such as claim counts reported and settled, paid losses, and paid losses combined with case reserves. The calculation of development factors from changes in these data elements also impacts claim severity trends, which is a common industry reference used to explain changes in reserve estimates. The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates.

Often, several different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which we select our best estimate for each component, occasionally incorporating additional analyses and actuarial judgment, as described above. These micro-level estimates are not based on a single set of assumptions. Actuarial judgments that may be applied to these components of certain micro-level estimates generally do not have a material impact on the consolidated level of reserves. Moreover, this detailed micro-level process does not permit or result in a compilation of a company-wide roll up to generate a range of needed loss reserves that would be meaningful. Based on our review of these estimates, our best estimate of required reserves for each state/line/coverage component is recorded for each accident year, and the required reserves for each component are summed to create the reserve balance carried on our Consolidated Statements of Financial Position.

Reserves are reestimated quarterly and periodically throughout the year, by combining historical results with current actual results to calculate new development factors. This process incorporates the historic and latest actual trends, and other underlying changes in the data elements used to calculate reserve estimates. New development factors are likely to differ from previous development factors used in prior reserve estimates because actual results (claims reported or settled, losses paid, or changes to case reserves) occur differently than the implied assumptions contained in the previous development factor calculations. If claims reported, paid losses, or case reserve changes are greater or less than the levels estimated by previous development factors, reserve reestimates increase or decrease. When actual development of these data elements is different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined. The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate and is recognized as an increase or decrease in property-liability insurance claims and claims expense in the Consolidated Statements of Operations. Total Property-Liability reserve reestimates, after-tax, as a percent of net income were favorable 18.7%, 27.7% and 11.3% in 2012, 2011 and 2010, respectively. The 3-year average of reserve reestimates as a percentage of total reserves was a favorable 2.2% for Property-Liability, a favorable 2.7% for Allstate Protection and an unfavorable 1.9% for Discontinued Lines and Coverages, each of these results being consistent within a reasonable actuarial tolerance for our respective businesses. A more detailed discussion of reserve reestimates is presented in the Property-Liability Claims and Claims Expense Reserves section of this document.

The following table shows net claims and claims expense reserves by segment and line of business as of December 31:

($ in millions)	2012	2011	2010
Allstate Protection			
Auto	$ 11,383	$ 11,404	$ 11,034
Homeowners	2,008	2,439	2,442
Other lines	2,250	2,237	2,141
Total Allstate Protection	15,641	16,080	15,617
Discontinued Lines and Coverages			
Asbestos	1,026	1,078	1,100
Environmental	193	185	201
Other discontinued lines	418	444	478
Total Discontinued Lines and Coverages	1,637	1,707	1,779
Total Property-Liability	$ 17,278	$ 17,787	$ 17,396

Allstate Protection reserve estimates

Factors affecting reserve estimates Reserve estimates are developed based on the processes and historical development trends described above. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. When we experience changes of the type previously mentioned, we may need to apply actuarial judgment in the determination and selection of development factors considered more reflective of the new trends, such as combining shorter or longer periods of historical results with current actual results to produce development factors based on two-year, three-year, or longer development periods to reestimate our reserves. For example, if a legal change is expected to have a significant impact on the development of claim severity for a coverage which is part of a particular line of insurance in a specific state, actuarial judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate. Another example would be when a change in economic conditions is expected to affect the cost of repairs to damaged autos or property for a particular line, coverage, or state, actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

As claims are reported, for certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim. For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and a statistical case reserve is set for these claims based on estimation techniques described above. In the normal course of business, we may also supplement our claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

Historically, the case reserves set by the field adjusting staff have not proven to be an entirely accurate estimate of the ultimate cost of claims. To provide for this, a development reserve is estimated using the processes described above, and allocated to pending claims as a supplement to case reserves. Typically, the case and supplemental development reserves comprise about 90% of total reserves.

Another major component of reserves is IBNR. Typically, IBNR comprises about 10% of total reserves.

Generally, the initial reserves for a new accident year are established based on severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators, and reserves for prior accident years are statistically determined using processes described above. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy. We mitigate these effects through various loss management programs. Injury claims are affected largely by medical cost inflation while physical damage claims are affected largely by auto repair cost inflation and used car prices. For auto physical damage coverages, we monitor our rate of increase in average cost per claim against a weighted average of the Maintenance and Repair price index and the Parts and Equipment price index. We believe our claim settlement initiatives, such as improvements to the claim review and settlement process, the use of special investigative units to detect fraud and

handle suspect claims, litigation management and defense strategies, as well as various other loss management initiatives underway, contribute to the mitigation of injury and physical damage severity trends.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles and other economic and environmental factors. We employ various loss management programs to mitigate the effect of these factors.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time and forward, reserves are reestimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes. Statistical credibility is usually achieved by the end of the first calendar year; however, when trends for the current accident year exceed initial assumptions sooner, they are usually determined to be credible, and reserves are increased accordingly.

The very detailed processes for developing reserve estimates, and the lack of a need and existence of a common set of assumptions or development factors, limits aggregate reserve level testing for variability of data elements. However, by applying standard actuarial methods to consolidated historic accident year loss data for major loss types, comprising auto injury losses, auto physical damage losses and homeowner losses, we develop variability analyses consistent with the way we develop reserves by measuring the potential variability of development factors, as described in the section titled "Potential Reserve Estimate Variability" below.

Causes of reserve estimate uncertainty Since reserves are estimates of unpaid portions of claims and claims expenses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophe losses, requires regular reevaluation and refinement of estimates to determine our ultimate loss estimate.

At each reporting date, the highest degree of uncertainty in estimates of losses arises from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled but must be estimated as of the current reporting date. Most of these losses relate to damaged property such as automobiles and homes, and medical care for injuries from accidents. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. Consequently, this is the point in time at which we tend to make our largest reestimates of losses for an accident year. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates: our typical annual percentage payout of reserves for an accident year is approximately 45% in the first year after the end of the accident year, 20% in the second year, 15% in the third year, 10% in the fourth year, and the remaining 10% thereafter.

Reserves for catastrophe losses Property-Liability claims and claims expense reserves also include reserves for catastrophe losses. Catastrophe losses are an inherent risk of the property-liability insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain types of terrorism or industrial accidents. The nature and level of catastrophes in any period cannot be predicted.

The estimation of claims and claims expense reserves for catastrophe losses also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described above. However, depending on the nature of the catastrophe, as noted above, the estimation process can be further complicated. For example, for hurricanes, complications could include the inability of insureds to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain) or specifically excluded coverage caused by flood, estimating additional living expenses, and assessing the impact of demand surge, exposure to

mold damage, and the effects of numerous other considerations, including the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our losses from a catastrophe. As an example, in 2005 to complete an estimate for certain areas affected by Hurricane Katrina and not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we relied on analysis of actual claim notices received compared to total PIF, as well as visual, governmental and third party information, including aerial photos, area observations, and data on wind speed and flood depth to the extent available.

Potential reserve estimate variability The aggregation of numerous micro-level estimates for each business segment, line of insurance, major components of losses (such as coverages and perils), and major states or groups of states for reported losses and IBNR forms the reserve liability recorded in the Consolidated Statements of Financial Position. Because of this detailed approach to developing our reserve estimates, there is not a single set of assumptions that determine our reserve estimates at the consolidated level. Given the numerous micro-level estimates for reported losses and IBNR, management does not believe the processes that we follow will produce a statistically credible or reliable actuarial reserve range that would be meaningful. Reserve estimates, by their very nature, are very complex to determine and subject to significant judgment, and do not represent an exact determination for each outstanding claim. Accordingly, as actual claims, and/or paid losses, and/or case reserve results emerge, our estimate of the ultimate cost to settle will be different than previously estimated.

To develop a statistical indication of potential reserve variability within reasonably likely possible outcomes, an actuarial technique (stochastic modeling) is applied to the countrywide consolidated data elements for paid losses and paid losses combined with case reserves separately for injury losses, auto physical damage losses, and homeowners losses excluding catastrophe losses. Based on the combined historical variability of the development factors calculated for these data elements, an estimate of the standard error or standard deviation around these reserve estimates is calculated within each accident year for the last twenty years for each type of loss. The variability of these reserve estimates within one standard deviation of the mean (a measure of frequency of dispersion often viewed to be an acceptable level of accuracy) is believed by management to represent a reasonable and statistically probable measure of potential variability. Based on our products and coverages, historical experience, the statistical credibility of our extensive data and stochastic modeling of actuarial chain ladder methodologies used to develop reserve estimates, we estimate that the potential variability of our Allstate Protection reserves, excluding reserves for catastrophe losses, within a reasonable probability of other possible outcomes, may be approximately plus or minus 4%, or plus or minus $470 million in net income. A lower level of variability exists for auto injury losses, which comprise approximately 80% of reserves, due to their relatively stable development patterns over a longer duration of time required to settle claims. Other types of losses, such as auto physical damage, homeowners losses and other losses, which comprise about 20% of reserves, tend to have greater variability but are settled in a much shorter period of time. Although this evaluation reflects most reasonably likely outcomes, it is possible the final outcome may fall below or above these amounts. Historical variability of reserve estimates is reported in the Property-Liability Claims and Claims Expense Reserves section of this document.

Adequacy of reserve estimates We believe our net claims and claims expense reserves are appropriately established based on available methodology, facts, technology, laws and regulations. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for each line of insurance, its components (coverages and perils) and state, for reported losses and for IBNR losses, and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

Discontinued Lines and Coverages reserve estimates

Characteristics of Discontinued Lines exposure Our exposure to asbestos, environmental and other discontinued lines claims arises principally from assumed reinsurance coverage written during the 1960s through the mid-1980s, including reinsurance on primary insurance written on large U.S. companies, and from direct excess insurance written from 1972 through 1985, including substantial excess general liability coverages on large U.S. companies. Additional exposure stems from direct primary commercial insurance written during the 1960s through the mid-1980s. Asbestos claims relate primarily to bodily injuries asserted by people who were exposed to asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs. Other discontinued lines exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products, workers' compensation claims and claims for various other coverage exposures other than asbestos and environmental.

In 1986, the general liability policy form used by us and others in the property-liability industry was amended to introduce an "absolute pollution exclusion," which excluded coverage for environmental damage claims, and to add an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage. General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages. Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental and other discontinued lines losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess insurance or direct primary commercial insurance. The direct insurance coverage we provided that covered asbestos, environmental and other discontinued lines was substantially "excess" in nature.

Direct excess insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans. The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on primary insurance plans. Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers' reinsurance programs. The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions. The majority of our assumed reinsurance exposure, approximately 85%, is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business did not include coverage to large asbestos manufacturers. This business comprises a cross section of policyholders engaged in many diverse business sectors located throughout the country.

How reserve estimates are established and updated We conduct an annual review in the third quarter to evaluate and establish asbestos, environmental and other discontinued lines reserves. Changes to reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines asbestos reserves based on assessments of the characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (i.e. environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs. The number and cost of these claims is affected by intense advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims, often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds' probable liabilities for asbestos and/or environmental claims, we evaluate our insureds' coverage programs for such claims. We consider our insureds' total available insurance coverage, including the coverage we issued. We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds' estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported. As of December 31, 2012 and 2011, IBNR was 57.8% and 59.0%, respectively, of combined net asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.

Other Discontinued Lines and Coverages The following table shows reserves for other discontinued lines which provide for remaining loss and loss expense liabilities related to business no longer written by us, other than asbestos and environmental, as of December 31.

($ in millions)	**2012**	**2011**	**2010**
Other mass torts	$ 166	$ 169	$ 188
Workers' compensation	112	117	116
Commercial and other	140	158	174
Other discontinued lines	$ 418	$ 444	$ 478

Other mass torts describes direct excess and reinsurance general liability coverage provided for cumulative injury losses other than asbestos and environmental. Workers' compensation and commercial and other include run-off from discontinued direct primary, direct excess and reinsurance commercial insurance operations of various coverage exposures other than asbestos and environmental. Reserves are based on considerations similar to those described above, as they relate to the characteristics of specific individual coverage exposures.

Potential reserve estimate variability Establishing Discontinued Lines and Coverages net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are much greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Our reserves for asbestos and environmental exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions. Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes. There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims. We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. Historical variability of reserve estimates is demonstrated in the Property-Liability Claims and Claims Expense Reserves section of this document.

Adequacy of reserve estimates Management believes its net loss reserves for environmental, asbestos and other discontinued lines exposures are appropriately established based on available facts, technology, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Further discussion of reserve estimates For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Notes 8 and 14 to the consolidated financial statements and the Property-Liability Claims and Claims Expense Reserves section of this document.

Reserve for life-contingent contract benefits estimation Due to the long term nature of traditional life insurance, life-contingent immediate annuities and voluntary accident and health insurance products, benefits are payable over many years; accordingly, the reserves are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected net premiums. Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits payable under these insurance policies. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and

policy termination assumptions are based on our experience and industry experience. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium-paying period. These assumptions are established at the time the policy is issued, are consistent with assumptions for determining DAC amortization for these policies, and are generally not changed during the policy coverage period. However, if actual experience emerges in a manner that is significantly adverse relative to the original assumptions, adjustments to DAC or reserves may be required resulting in a charge to earnings which could have a material effect on our operating results and financial condition. We periodically review the adequacy of reserves and recoverability of DAC for these policies on an aggregate basis using actual experience. In the event actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance must be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. In 2012, 2011 and 2010, our reviews concluded that no premium deficiency adjustments were necessary, primarily due to profit from traditional life insurance more than offsetting the projected losses in immediate annuities with life contingencies. We will continue to monitor the experience of our traditional life insurance and immediate annuities. We anticipate that mortality, investment and reinvestment yields, and policy terminations are the factors that would be most likely to require premium deficiency adjustments to these reserves or related DAC.

For further detail on the reserve for life-contingent contract benefits, see Note 9 of the consolidated financial statements.

PROPERTY-LIABILITY 2012 HIGHLIGHTS

- Property-Liability net income was $1.97 billion in 2012 compared to $403 million in 2011.
- Property-Liability premiums written totaled $27.03 billion in 2012, an increase of 4.0% from $25.98 billion in 2011.
- The Property-Liability loss ratio was 69.1 in 2012 compared to 77.7 in 2011.
- Catastrophe losses were $2.35 billion in 2012 compared to $3.82 billion 2011.
- Prior year reserve reestimates totaled $665 million favorable in 2012 compared to $335 million favorable in 2011.
- Property-Liability underwriting income was $1.20 billion in 2012 compared to an underwriting loss of $882 million in 2011. Underwriting income (loss), a measure not based on GAAP, is defined below.
- Property-Liability investments were $38.22 billion as of December 31, 2012, an increase of 6.2% from $36.00 billion as of December 31, 2011. Net investment income was $1.33 billion in 2012, an increase of 10.4% from $1.20 billion in 2011.
- Net realized capital gains were $335 million in 2012 compared to $85 million in 2011.

PROPERTY-LIABILITY OPERATIONS

Overview Our Property-Liability operations consist of two reporting segments: Allstate Protection and Discontinued Lines and Coverages. Allstate Protection comprises three brands: Allstate, Encompass and Esurance. Allstate Protection is principally engaged in the sale of personal property and casualty insurance, primarily private passenger auto and homeowners insurance, to individuals in the United States and Canada. Discontinued Lines and Coverages includes results from insurance coverage that we no longer write and results for certain commercial and other businesses in run-off. These segments are consistent with the groupings of financial information that management uses to evaluate performance and to determine the allocation of resources.

Underwriting income (loss), a measure that is not based on GAAP and is reconciled to net income (loss) below, is calculated as premiums earned, less claims and claims expense ("losses"), amortization of DAC, operating costs and expenses and restructuring and related charges, as determined using GAAP. We use this measure in our evaluation of results of operations to analyze the profitability of the Property-Liability insurance operations separately from investment results. It is also an integral component of incentive compensation. It is useful for investors to evaluate the components of income separately and in the aggregate when reviewing performance. Net income (loss) is the GAAP measure most directly comparable to underwriting income (loss). Underwriting income (loss) should not be considered as a substitute for net income and does not reflect the overall profitability of the business.

The table below includes GAAP operating ratios we use to measure our profitability. We believe that they enhance an investor's understanding of our profitability. They are calculated as follows:

- Claims and claims expense ("loss") ratio - the ratio of claims and claims expense to premiums earned. Loss ratios include the impact of catastrophe losses.
- Expense ratio - the ratio of amortization of DAC, operating costs and expenses, and restructuring and related charges to premiums earned.
- Combined ratio - the ratio of claims and claims expense, amortization of DAC, operating costs and expenses, and restructuring and related charges to premiums earned. The combined ratio is the sum of the loss ratio and the

expense ratio. The difference between 100% and the combined ratio represents underwriting income (loss) as a percentage of premiums earned, or underwriting margin.

We have also calculated the following impacts of specific items on the GAAP operating ratios because of the volatility of these items between fiscal periods.

- Effect of catastrophe losses on combined ratio - the percentage of catastrophe losses included in claims and claims expense to premiums earned. This ratio includes prior year reserve reestimates of catastrophe losses.
- Effect of prior year reserve reestimates on combined ratio - the percentage of prior year reserve reestimates included in claims and claims expense to premiums earned. This ratio includes prior year reserve reestimates of catastrophe losses.
- Effect of business combination expenses and the amortization of purchased intangible assets on combined and expense ratio - the percentage of business combination expenses and the amortization of purchased intangible assets to premiums earned.
- Effect of restructuring and related charges on combined ratio - the percentage of restructuring and related charges to premiums earned.
- Effect of Discontinued Lines and Coverages on combined ratio - the ratio of claims and claims expense and operating costs and expenses in the Discontinued Lines and Coverages segment to Property-Liability premiums earned. The sum of the effect of Discontinued Lines and Coverages on the combined ratio and the Allstate Protection combined ratio is equal to the Property-Liability combined ratio.

Summarized financial data, a reconciliation of underwriting income (loss) to net income, and GAAP operating ratios for our Property-Liability operations are presented in the following table.

($ in millions, except ratios)	2012	2011	2010
Premiums written	$ 27,027	$ 25,980	$ 25,907
Revenues			
Premiums earned	$ 26,737	$ 25,942	$ 25,957
Net investment income	1,326	1,201	1,189
Realized capital gains and losses	335	85	(321)
Total revenues	28,398	27,228	26,825
Costs and expenses			
Claims and claims expense	(18,484)	(20,161)	(18,951)
Amortization of DAC	(3,483)	(3,477)	(3,517)
Operating costs and expenses	(3,536)	(3,143)	(2,962)
Restructuring and related charges	(34)	(43)	(33)
Total costs and expenses	(25,537)	(26,824)	(25,463)
Gain on disposition of operations	—	—	5
Income tax expense	(893)	(1)	(314)
Net income	$ 1,968	$ 403	$ 1,053
Underwriting income (loss)	$ 1,200	$ (882)	$ 494
Net investment income	1,326	1,201	1,189
Income tax (expense) benefit on operations	(779)	30	(426)
Realized capital gains and losses, after-tax	221	54	(207)
Gain on disposition of operations, after-tax	—	—	3
Net income	$ 1,968	$ 403	$ 1,053
Catastrophe losses [1]	$ 2,345	$ 3,815	$ 2,207
GAAP operating ratios			
Claims and claims expense ratio	69.1	77.7	73.0
Expense ratio	26.4	25.7	25.1
Combined ratio	95.5	103.4	98.1
Effect of catastrophe losses on combined ratio [1]	8.8	14.7	8.5
Effect of prior year reserve reestimates on combined ratio [1]	(2.5)	(1.3)	(0.6)
Effect of business combination expenses and the amortization of purchased intangible assets on combined ratio	0.5	0.2	—
Effect of restructuring and related charges on combined ratio	0.1	0.2	0.1
Effect of Discontinued Lines and Coverages on combined ratio	0.2	0.1	0.1

[1] Prior year reserve reestimates included in catastrophe losses totaled $410 million favorable in 2012, $130 million favorable in 2011 and $163 million favorable in 2010.

ALLSTATE PROTECTION SEGMENT

Overview and strategy The Allstate Protection segment primarily sells private passenger auto and homeowners insurance to individuals through Allstate exclusive agencies supported by call centers and the internet under the Allstate brand. We sell auto and homeowners insurance through independent agencies under both the Allstate brand and the Encompass brand. We also sell auto insurance direct to consumers online, through call centers and through select agents, including Answer Financial, under the Esurance brand.

Our strategy is to position our products and distribution systems to meet the changing needs of the customer in managing the risks they face. This includes customers who want advice and assistance and those who are self-directed. In addition, there are customers who are brand-sensitive and those who are brand-neutral. Our strategy is to serve all four of these consumer segments with unique products and in unique and innovative ways while leveraging our claims,

pricing and operational capabilities. When we do not offer a product our customers need, we may make available non-proprietary products that meet their needs.

Allstate is executing a multi-year effort to drive the customer experience. We utilize specific customer value propositions for each brand to improve our competitive position and performance. Over time, delivering on these customer value propositions may include investments in resources and require significant changes to our products and capabilities.

Our operating priorities for the Protection segment include achieving profitable market share growth for our auto business as well as earning acceptable returns on our homeowners business. Key goals include:

- Improving customer loyalty and retention;
- Deepening customer product relationships;
- Improving auto competitive position for a greater share of consumers;
- Improving the profitability of our homeowners business;
- Investing in the effectiveness and reach of our multiple distribution channels including self-directed consumers through our Esurance brand; and
- Maintaining a strong capital foundation through risk management and effective resource allocation.

Our strategy for the Allstate brand focuses on customers who prefer local personal advice and service and are brand-sensitive. Our customer-focused strategy for the Allstate brand aligns targeted marketing, product innovation, distribution effectiveness, and pricing toward acquiring and retaining an increased share of our target customers, which generally refers to consumers who want to purchase multiple products from one insurance provider including auto, homeowners and financial products, who have better retention and potentially present more favorable prospects for profitability over the course of their relationships with us. As a result of this strategy, the majority of the Allstate brand's policies are owned by customers with multiple products.

The Allstate brand utilizes marketing delivered to target customers to promote our strategic priorities, with messaging that continues to communicate ease of doing business with Allstate and Allstate agencies, good value, as well as the importance of having proper coverage by highlighting our comprehensive product and coverage options.

The Allstate brand differentiates itself from competitors by offering a comprehensive range of innovative product options and features as well as product customization, including Allstate Your Choice Auto® with options such as accident forgiveness, safe driving deductible rewards and a safe driving bonus, and Allstate House and Home® that provides options of coverage for roof damage including graduated coverage and pricing based on roof type and age. In addition, we offer a Claim Satisfaction Guarantee℠ that promises a return of premium to Allstate brand standard auto insurance customers dissatisfied with their claims experience. Our DRIVEWISE® program enables participating customers to be eligible for discounts based on driving performance as measured by a device installed in the vehicle. We will continue to focus on developing and introducing products and services that benefit today's consumers and further differentiate Allstate and enhance the customer experience. We will deepen customer relationships through value-added customer interactions and expanding our presence in households with multiple products by providing financial protection for customer needs. In certain areas with higher risk of catastrophes, we offer a homeowners product from North Light Specialty Insurance Company ("North Light"), our excess and surplus lines carrier. When an Allstate product is not available, we make available non-proprietary products for customers through brokering arrangements. For example, in hurricane exposed areas, Allstate agencies sell non-proprietary property insurance products to customers who prefer to use a single agent for all their insurance needs.

We are undergoing a focused effort to enhance our capabilities by implementing uniform processes and standards to elevate the level and consistency of our customer experience. We continue to enhance technology to integrate our distribution channels, improve customer service, facilitate the introduction of new products and services and reduce infrastructure costs related to supporting agencies and handling claims. These actions and others are designed to optimize the effectiveness of our distribution and service channels by increasing the productivity of the Allstate brand's exclusive agencies. Since Allstate brand customers prefer personal advice and assistance, beginning in 2013 all Allstate brand customers who purchased their policies directly through call centers and the internet will be assigned an Allstate exclusive agency relationship.

Our pricing and underwriting strategies and decisions are designed to enhance both our competitive position and our profit potential. Sophisticated pricing uses a number of risk evaluation factors including insurance scoring, to the extent permissible by regulations, based on information that is obtained from credit reports. Our updated auto risk evaluation pricing model was implemented for 9 states in 2012. Our pricing strategy involves marketplace pricing and underwriting decisions that are based on these risk evaluation models and an evaluation of competitors. We will utilize

sophisticated pricing to increase our price competiveness to a greater share of target customers. A combination of underwriting information, pricing and discounts are used to achieve a higher close rate on quotes. We will also use these factors on our non-standard business to offer competitive prices to customers with risk profiles indicating greater likelihood of renewal.

We also continue to enhance our pricing to attract a larger share of customers. For the Allstate brand auto and homeowners business, we continue to shift our mix towards customers that have better retention and thus potentially present more favorable prospects for profitability over the course of their relationship with us. For homeowners, we continue to address rate adequacy and improve underwriting and claim effectiveness. We also consider various strategic options to improve our homeowners insurance business returns.

Allstate brand also includes Emerging Businesses which comprises Consumer Household (specialty auto products including motorcycle, trailer, motor home and off-road vehicle insurance policies and specialty property products including renter, landlord, boat, umbrella, manufactured home and condominium insurance policies), Allstate Roadside Services (roadside assistance products), Allstate Dealer Services (guaranteed automobile protection and vehicle service products sold primarily through auto dealers), Ivantage (insurance agency) and Commercial Lines (commercial products for small business owners). Premiums written by Emerging Businesses were $2.56 billion in 2012 compared to $2.49 billion in 2011.

Our strategy for the Encompass brand centers around our highly differentiated product that simplifies the insurance experience through an expanded coverage single annual policy with one premium, one bill, one policy deductible and one renewal date. It appeals to customers with broad personal lines coverage needs who prefer an independent agent. As part of its package policy strategy, Encompass is focused on increased agency engagement through ease of doing business initiatives and increased package commissions, and de-emphasizing mono-line auto and property products.

Our strategy for the Esurance brand focuses on self-directed and web-savvy consumers. To best serve these customers, Esurance develops its technology and website to continuously improve its hassle-free purchase and claims experience. Esurance began offering renters insurance in 2012 and plans to continue to broaden its product offerings. Esurance is also focused on increasing its preferred driver mix, while raising advertising investment and marketing effectiveness to support growth.

We continue to manage our property catastrophe exposure with the goal of providing shareholders an acceptable return on the risks assumed in our property business and to reduce the variability of our earnings. Our property business includes personal homeowners, commercial property and other property insurance lines. As of December 31, 2012, we are below our goal to have no more than a 1% likelihood of exceeding average annual aggregate catastrophe losses by $2 billion, net of reinsurance, from hurricanes and earthquakes, based on modeled assumptions and applications currently available. The use of different assumptions and updates to industry models could materially change the projected loss. Our growth strategies include areas previously restricted where we believe we can earn an appropriate return for the risk and as a result we may move closer to our goal in the future. In addition, we have exposure to severe weather events which impact catastrophe losses.

Property catastrophe exposure management includes purchasing reinsurance to provide coverage for known exposure to hurricanes, earthquakes, wildfires, fires following earthquakes and other catastrophes. We are also working for changes in the regulatory environment, including recognizing the need for better catastrophe preparedness, improving appropriate risk-based pricing and promoting the creation of government sponsored, privately funded solutions for mega-catastrophes that will make insurance more available and affordable.

Pricing of property products is typically intended to establish returns that we deem acceptable over a long-term period. Losses, including losses from catastrophic events and weather-related losses (such as wind, hail, lightning and freeze losses not meeting our criteria to be declared a catastrophe), are accrued on an occurrence basis within the policy period. Therefore, in any reporting period, loss experience from catastrophic events and weather-related losses may contribute to negative or positive underwriting performance relative to the expectations we incorporated into the products' pricing. We pursue rate increases where indicated, taking into consideration potential customer disruption, the impact on our ability to market our auto lines, regulatory limitations, our competitive position and profitability, using a methodology that appropriately addresses the changing costs of losses from catastrophes such as severe weather and the net cost of reinsurance.

Allstate Protection outlook

- Allstate Protection will continue to focus on its strategy of offering differentiated products and services to our target customers while maintaining pricing discipline.

- We expect that volatility in the level of catastrophes we experience will contribute to variation in our underwriting results; however, this volatility will be mitigated due to our catastrophe management actions, including the purchase of reinsurance.
- We will continue to study the efficiencies of our operations and cost structure for additional areas where costs may be reduced.

Premiums written is the amount of premiums charged for policies issued during a fiscal period. Premiums are considered earned and are included in the financial results on a pro-rata basis over the policy period. The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums on our Consolidated Statements of Financial Position.

The following table shows the unearned premium balance as of December 31 and the timeframe in which we expect to recognize these premiums as earned.

($ in millions)			% earned after			
	2012	2011	Three months	Six months	Nine months	Twelve months
Allstate brand:						
Standard auto	$ 4,188	$ 4,120	71.6%	96.8%	99.2%	100.0%
Non-standard auto	200	216	67.1%	93.6%	98.5%	100.0%
Homeowners	3,396	3,314	43.5%	75.6%	94.2%	100.0%
Other personal lines [1]	1,370	1,293	39.4%	67.1%	84.0%	90.6%
Total Allstate brand	9,154	8,943	56.3%	84.5%	95.1%	98.6%
Encompass brand:						
Standard auto	321	311	43.5%	75.2%	94.0%	100.0%
Homeowners	222	202	43.3%	75.2%	94.1%	100.0%
Other personal lines [1]	50	47	43.8%	75.6%	94.2%	100.0%
Total Encompass brand	593	560	43.4%	75.2%	94.0%	100.0%
Esurance brand						
Standard auto	265	208	74.2%	98.8%	99.7%	100.0%
Allstate Protection unearned premiums	$ 10,012	$ 9,711	56.0%	84.3%	95.1%	98.7%

[1] Other personal lines include commercial, renters, condominium, involuntary auto and other personal lines.

A reconciliation of premiums written to premiums earned is shown in the following table.

($ in millions)	2012	2011	2010
Premiums written:			
Allstate Protection	$ 27,026	$ 25,981	$ 25,906
Discontinued Lines and Coverages	1	(1)	1
Property-Liability premiums written	27,027	25,980	25,907
(Increase) decrease in unearned premiums	(322)	(33)	19
Other	32	(5)	31
Property-Liability premiums earned	$ 26,737	$ 25,942	$ 25,957
Premiums earned:			
Allstate Protection	$ 26,737	$ 25,942	$ 25,955
Discontinued Lines and Coverages	—	—	2
Property-Liability	$ 26,737	$ 25,942	$ 25,957

Premiums written by brand are shown in the following table.

($ in millions)	Allstate brand			Encompass brand			Esurance brand		Allstate Protection		
	2012	2011	2010	2012	2011	2010	2012	2011 [1]	2012	2011	2010
Standard auto	$ 15,700	$ 15,703	$ 15,842	$ 618	$ 604	$ 644	$ 1,024	$ 181	$ 17,342	$ 16,488	$ 16,486
Non-standard auto	698	775	883	—	1	6	—	—	698	776	889
Homeowners	6,060	5,893	5,753	398	362	357	—	—	6,458	6,255	6,110
Other personal lines	2,431	2,372	2,331	97	90	90	—	—	2,528	2,462	2,421
Total	$ 24,889	$ 24,743	$ 24,809	$ 1,113	$ 1,057	$ 1,097	$ 1,024	$ 181	$ 27,026	$ 25,981	$ 25,906

(1) Represents period from October 7, 2011 to December 31, 2011.

Premiums earned by brand are shown in the following table.

($ in millions)	Allstate brand			Encompass brand			Esurance brand		Allstate Protection		
	2012	2011	2010	2012	2011	2010	2012	2011	2012	2011	2010
Standard auto	$ 15,637	$ 15,679	$ 15,814	$ 609	$ 620	$ 716	$ 967	$ 201	$ 17,213	$ 16,500	$ 16,530
Non-standard auto	715	797	896	—	2	9	—	—	715	799	905
Homeowners	5,980	5,835	5,693	379	365	385	—	—	6,359	6,200	6,078
Other personal lines	2,357	2,352	2,348	93	91	94	—	—	2,450	2,443	2,442
Total	$ 24,689	$ 24,663	$ 24,751	$ 1,081	$ 1,078	$ 1,204	$ 967	$ 201	$ 26,737	$ 25,942	$ 25,955

Premium measures and statistics that are used to analyze the business are calculated and described below. Measures and statistics presented exclude Allstate Canada and specialty auto.

- PIF: Policy counts are based on items rather than customers. A multi-car customer would generate multiple item (policy) counts, even if all cars were insured under one policy.
- Average premium-gross written: Gross premiums written divided by issued item count. Gross premiums written include the impacts from discounts, surcharges and ceded reinsurance premiums and exclude the impacts from mid-term premium adjustments and premium refund accruals. Allstate brand average gross premiums represent the appropriate policy term for each line, which is 6 months for standard and non-standard auto and 12 months for homeowners. Encompass brand average gross premiums represent the appropriate policy term for each line, which is 12 months for standard auto and homeowners and 6 months for non-standard auto. Esurance brand average gross premiums represent the appropriate policy term, which is 6 months for standard auto.
- Renewal ratio: Renewal policies issued during the period, based on contract effective dates, divided by the total policies issued 6 months prior for standard and non-standard auto (12 months prior for Encompass brand standard auto) or 12 months prior for homeowners.
- New issued applications: Item counts of automobiles or homeowners insurance applications for insurance policies that were issued during the period, regardless of whether the customer was previously insured by another Allstate Protection market segment. Does not include automobiles that are added by existing customers.

Standard auto premiums written totaled $17.34 billion in 2012, a 5.2% increase from $16.49 billion in 2011, following a comparable $16.49 billion in both 2011 and 2010.

	Allstate brand			Encompass brand			Esurance brand	
Standard Auto	2012	2011	2010	2012	2011	2010	2012	2011
PIF (thousands)	16,929	17,213	17,484	708	673	689	1,029	786
Average premium-gross written [1]	$ 450	$ 444	$ 443	$ 912	$ 935	$ 979	$ 493	N/A
Renewal ratio (%)	88.9	89.0	88.7	75.8	69.5	69.2	80.5	78.5 [8]
Approved rate changes [2]:								
# of states	39	33	45 [6]	31	19	24	29	N/A
Countrywide (%) [3]	3.1	4.7	1.4	4.1	3.5	1.4	4.4	N/A
State specific (%) [4][5]	5.0	8.1 [7]	2.2	5.2	6.1	2.7	5.6	N/A

(1) Policy term is six months for Allstate and Esurance brands and twelve months for Encompass brand.

(2) Rate changes that are indicated based on loss trend analysis to achieve a targeted return will continue to be pursued. Rate changes do not include rating plan enhancements, including the introduction of discounts and surcharges that result in no change in the overall rate level in the state. These rate changes do not reflect initial rates filed for insurance subsidiaries initially writing business in a state. Rate changes exclude Allstate Canada and specialty auto.

(3) Represents the impact in the states where rate changes were approved during the period as a percentage of total countrywide prior year-end premiums written.

(4) Represents the impact in the states where rate changes were approved during the period as a percentage of its respective total prior year-end premiums written in those states.
(5) Based on historical premiums written in those states, rate changes approved for standard auto totaled $530 million, $731 million and $218 million in 2012, 2011 and 2010, respectively.
(6) Includes Washington D.C.
(7) 2011 includes the impact of Florida rate increases averaging 18.5% and New York rate increases averaging 11.2% taken across multiple companies.
(8) The Esurance brand renewal ratio for 2011 was restated to conform to the computation methodology used for Allstate and Encompass brand.
N/A reflects not available.

Allstate brand standard auto premiums written total of $15.70 billion in 2012 was comparable to 2011. Excluding Florida and New York, Allstate brand standard auto premiums written totaled $12.67 billion in 2012, a 1.5% increase from $12.49 billion in 2011. Factors impacting premiums written were the following:

- 1.6% decrease in PIF as of December 31, 2012 compared to December 31, 2011 due to fewer new issued applications and fewer policies available to renew. Excluding Florida and New York, PIF decreased 1.0% as of December 31, 2012 compared to December 31, 2011.
- 4.3% decrease in new issued applications to 1,826 thousand in 2012 from 1,908 thousand in 2011. Excluding Florida and New York, new issued applications decreased 4.9% to 1,614 thousand in 2012 from 1,697 thousand in 2011. New issued applications increased in 11 states in 2012 compared to 2011.
- increase in average gross premium in 2012 compared to 2011
- 0.1 point decrease in the renewal ratio in 2012 compared to 2011. In 2012, 27 states had favorable comparisons to 2011.

Allstate brand standard auto premiums written totaled $15.70 billion in 2011, a 0.9% decrease from $15.84 billion in 2010. Factors impacting premiums written were the following:

- 1.5% decrease in PIF as of December 31, 2011 compared to December 31, 2010 due to fewer new issued applications and fewer policies available to renew. Excluding Florida and New York, PIF as of December 31, 2011 were comparable to December 31, 2010.
- 5.8% decrease in new issued applications to 1,908 thousand in 2011 from 2,025 thousand in 2010. Excluding Florida and New York, new issued applications decreased 0.1% to 1,697 thousand in 2011 from 1,699 thousand in 2010. New issued applications increased in 17 states in 2011 compared to 2010.
- increase in average gross premium in 2011 compared to 2010
- 0.3 point increase in the renewal ratio in 2011 compared to 2010. In 2011, 39 states had favorable comparisons to 2010.

Encompass brand standard auto premiums written totaled $618 million in 2012, a 2.3% increase from $604 million in 2011. Excluding Florida, Encompass brand standard auto premiums written totaled $599 million in 2012, a 3.1% increase from $581 million in 2011. The increase was primarily due to a 5.2% increase in PIF as of December 31, 2012 compared to December 31, 2011 and actions taken to enhance our highly differentiated package policy. New issued applications increased 25.7% in 2012 compared to 2011 primarily due to increases in efforts to improve agency engagement. The renewal ratio increased 6.3 points in 2012 compared to 2011 driven primarily by retaining more package business as a result of our package-focused strategy. Encompass discontinued writing new auto business in Florida as of September 2012 and non-renewals will begin in 2013. Encompass previously withdrew from the Florida property insurance market in 2009.

Encompass brand standard auto premiums written totaled $604 million in 2011, a 6.2% decrease from $644 million in 2010. The decrease was primarily due to the following actions taken: aligned pricing and underwriting with strategic direction, terminated relationships with certain independent agencies, non-renewal of underperforming business, discontinued writing the Special Value product (middle market auto product focused on segment auto) and Deerbrook (non-standard auto) in certain states, and non-renewal of property in Florida.

Esurance brand standard auto premiums written totaled $1.02 billion in 2012. Esurance brand standard auto premiums written totaled $181 million in 2011 for the period from the October 7, 2011 acquisition date to December 31, 2011. PIF increased 30.9% as of December 31, 2012 compared to December 31, 2011.

Non-standard auto premiums written totaled $698 million in 2012, a 10.1% decrease from $776 million in 2011, following a 12.7% decrease in 2011 from $889 million in 2010.

	Allstate brand		
Non-Standard Auto	**2012**	**2011**	**2010**
PIF (thousands)	508	571	640
Average premium-gross written (6 months)	$ 600	$ 606	$ 624
Renewal ratio (%) (6 months)	70.2	70.4	71.4
Approved rate changes:			
# of states	12	13 (2)	11 (2)
Countrywide (%)	1.2	6.0	4.6
State specific (%) (1)	4.3	12.8	9.6

(1) Based on historical premiums written in those states, rate changes approved for non-standard auto totaled $8 million, $49 million and $41 million in 2012, 2011 and 2010, respectively.
(2) Includes Washington D.C.

Allstate brand non-standard auto premiums written totaled $698 million in 2012, a 9.9% decrease from $775 million in 2011. The decrease was primarily due to a decrease in PIF due to fewer number of policies available to renew; a 3.9% decrease in new issued applications to 246 thousand in 2012 from 256 thousand in 2011; and decreases in average gross premium and the renewal ratio.

Allstate brand non-standard auto premiums written totaled $775 million in 2011, a 12.2% decrease from $883 million in 2010. The decrease was primarily due to a decrease in PIF due to a decline in the number of policies available to renew, a lower retention rate and fewer new issued applications; a 17.2% decrease in new issued applications to 256 thousand in 2011 from 309 thousand in 2010, driven in large part by management actions in Florida through October 2011; and decreases in average gross premium and the renewal ratio.

Homeowners premiums written totaled $6.46 billion in 2012, a 3.2% increase from $6.26 billion in 2011, following a 2.4% increase in 2011 from $6.11 billion in 2010. Excluding the cost of catastrophe reinsurance, premiums written increased 2.8% in 2012 compared to 2011. For a more detailed discussion on reinsurance, see the Property-Liability Claims and Claims Expense Reserves section of the MD&A and Note 10 of the consolidated financial statements.

	Allstate brand			Encompass brand		
Homeowners	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
PIF (thousands) (1)	5,974	6,369	6,690	327	306	314
Average premium-gross written (12 months)	$ 1,087	$ 999	$ 943	$ 1,311	$ 1,297	$ 1,298
Renewal ratio (%) (12 months)	87.3	88.3	88.4	83.3	79.8	78.1
Approved rate changes (2):						
# of states	42	41 (4)	32 (4)	33 (4)	27 (4)	23 (4)
Countrywide (%)	6.3	8.6	7.0	6.0	3.1	0.7
State specific (%) (3)	8.6	11.0	10.0	6.4	4.1	1.4

(1) Beginning in 2012, excess and surplus lines PIF are not included in the homeowners PIF totals. Previously, these policy counts were included in the homeowners totals. Excess and surplus lines represent policies written by North Light. All other total homeowners measures and statistics include excess and surplus lines except for new issued applications.
(2) Includes rate changes approved based on our net cost of reinsurance. Rate changes exclude excess and surplus lines.
(3) Based on historical premiums written in those states, rate changes approved for homeowners totaled $412 million, $533 million and $424 million in the 2012, 2011 and 2010, respectively.
(4) Includes Washington D.C.

Allstate brand homeowners premiums written totaled $6.06 billion in 2012, a 2.8% increase from $5.89 billion in 2011. Factors impacting premiums written were the following:

- 6.2% decrease in PIF as of December 31, 2012 compared to December 31, 2011 due to fewer policies available to renew and fewer new issued applications
- 3.1% decrease in new issued applications to 442 thousand in 2012 from 456 thousand in 2011. We have new business underwriting restrictions in certain states. We also continue to take actions to maintain an appropriate level of exposure to catastrophic events while continuing to meet the needs of our customers, including selectively not offering continuing coverage in coastal areas of certain states.

- increase in average gross premium in 2012 compared to 2011 primarily due to rate changes
- 1.0 point decrease in the renewal ratio in 2012 compared to 2011
- $14 million decrease in the cost of our catastrophe reinsurance program to $481 million in 2012 from $495 million in 2011

Actions taken to manage our catastrophe exposure in areas with known exposure to hurricanes, earthquakes, wildfires, fires following earthquakes and other catastrophes have had an impact on our new business writings and retention for homeowners insurance. Allstate brand homeowners PIF has declined 1,281 thousand or 17.7% in the five years ended December 31, 2012. This impact will continue in 2013, although to a lesser degree. For a more detailed discussion on exposure management actions, see the Catastrophe Management section of the MD&A.

We have different plans across the country to improve the growth and profitability of our homeowners business. In states that do not have severe weather issues and that have acceptable returns, we are seeking to grow. We are also seeking to selectively grow homeowners in some currently restricted areas where we believe we will earn an appropriate return for the risk. We will continue to pursue profit actions in states that are not at targeted returns. In states with severe weather and risk, North Light and non-proprietary products will remain a critical component to our overall homeowners strategy to profitably grow and serve our customers.

Our Allstate House and Home product provides options of coverage for roof damage including graduated coverage and pricing based on roof type and age and uses a number of factors to determine the pricing, some of which relate to underwriting information normally obtained to evaluate auto insurance risks. The Allstate House and Home product has been rolled out to 17 states as of December 31, 2012 and we expect a continued countrywide roll out for new business over the next two years.

Allstate brand homeowners premiums written totaled $5.89 billion in 2011, a 2.4% increase from $5.75 billion in 2010. Factors impacting premiums written were the following:

- 4.8% decrease in PIF as of December 31, 2011 compared to December 31, 2010, due to fewer policies available to renew and fewer new issued applications
- 14.9% decrease in new issued applications to 456 thousand in 2011 from 536 thousand in 2010. During the second quarter of 2011, our Castle Key Indemnity Company subsidiary completed a 2008 regulatory consent decree to sell 50,000 new homeowners policies in Florida by November 2011.
- increase in average gross premium in 2011 compared to 2010, primarily due to rate changes
- 0.1 point decrease in the renewal ratio in 2011 compared to 2010
- decrease in the cost of our catastrophe reinsurance program in 2011 compared to 2010

Encompass brand homeowners premiums written totaled $398 million in 2012, a 9.9% increase from $362 million in 2011, following a 1.4% increase in 2011 from $357 million in 2010. The increase in 2012 compared to 2011 was primarily due to a 6.9% increase in PIF as of December 31, 2012 compared to December 31, 2011 and actions taken to enhance our highly differentiated package policy. New issued applications increased 40.0% in 2012 compared to 2011. The renewal ratio increased 3.5 points in 2012 compared to 2011 driven primarily by retaining more package business.

Other personal lines Allstate brand other personal lines premiums written totaled $2.43 billion in 2012, a 2.5% increase from $2.37 billion in 2011, following a 1.8% increase in 2011 from $2.33 billion in 2010. Allstate brand other personal lines includes Emerging Businesses other personal lines (renters, condominium, other property, Allstate Roadside Services and Allstate Dealer Services) for which premiums written increased 4.3% to $1.86 billion in 2012 from $1.79 billion in 2011, following a 5.4% increase in 2011 from $1.70 billion in 2010.

Underwriting results are shown in the following table.

($ in millions)	2012	2011	2010
Premiums written	$ 27,026	$ 25,981	$ 25,906
Premiums earned	$ 26,737	$ 25,942	$ 25,955
Claims and claims expense	(18,433)	(20,140)	(18,923)
Amortization of DAC	(3,483)	(3,477)	(3,517)
Other costs and expenses	(3,534)	(3,139)	(2,957)
Restructuring and related charges	(34)	(43)	(33)
Underwriting income (loss)	$ 1,253	$ (857)	$ 525
Catastrophe losses	$ 2,345	$ 3,815	$ 2,207
Underwriting income (loss) by line of business			
Standard auto	$ 367	$ 561	$ 692
Non-standard auto	102	102	74
Homeowners	690	(1,331)	(336)
Other personal lines	94	(189)	95
Underwriting income (loss)	$ 1,253	$ (857)	$ 525
Underwriting income (loss) by brand			
Allstate brand	$ 1,515	$ (667)	$ 568
Encompass brand	(70)	(146)	(43)
Esurance brand	(192)	(44)	—
Underwriting income (loss)	$ 1,253	$ (857)	$ 525

Allstate Protection had underwriting income of $1.25 billion in 2012 compared to an underwriting loss of $857 million in 2011, primarily due to underwriting income in homeowners and other personal lines in 2012 compared to underwriting losses in 2011, partially offset by a decrease in standard auto underwriting income. Homeowners underwriting income was $690 million in the 2012 compared to an underwriting loss of $1.33 billion in 2011, primarily due to decreases in catastrophe losses and average earned premiums increasing faster than loss costs, partially offset by higher expenses. Other personal lines underwriting income was $94 million in 2012 compared to an underwriting loss of $189 million in 2011, primarily due to decreases in catastrophe losses including favorable reserve reestimates. Standard auto underwriting income decreased $194 million to $367 million in 2012 from $561 million in 2011 primarily due to the inclusion of a full year of Esurance brand's underwriting losses in 2012 and increases in catastrophe losses.

Allstate Protection experienced an underwriting loss of $857 million in 2011 compared to underwriting income of $525 million in 2010, primarily due to an increase in homeowners underwriting loss, an underwriting loss for other personal lines in 2011 compared to an underwriting gain in 2010, and a decrease in standard auto underwriting income. Homeowners underwriting loss increased $995 million to $1.33 billion in 2011 from $336 million in 2010, primarily due to increases in catastrophe losses and higher expenses partially offset by average earned premiums increasing faster than loss costs. Other personal lines underwriting income decreased $284 million to an underwriting loss of $189 million in 2011 from underwriting income of $95 million in 2010, primarily due to increases in catastrophe losses, unfavorable reserve reestimates and higher expenses. Standard auto underwriting income decreased $131 million to $561 million in 2011 from $692 million in 2010, primarily due to increases in catastrophe losses and higher expenses, partially offset by favorable reserve reestimates.

Catastrophe losses were $2.35 billion in 2012 compared to $3.82 billion in 2011 and $2.21 billion in 2010. $1.12 billion of the 2012 catastrophe losses related to Sandy, comprising approximately 179,000 expected claims of which approximately 170,000 claims have been reported. Through February 4, 2013, approximately 98% of the property and auto claim counts related to Sandy are closed and approximately 95% of our expected net losses have been paid. We expect substantially all of our remaining estimated net losses related to Sandy to be paid during 2013. 2012 catastrophe losses also include $8 million of accelerated and reinstatement catastrophe reinsurance premiums incurred as a result of Sandy.

We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event.

Catastrophes are caused by various natural events including high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain types of terrorism or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

Catastrophe losses by the size of event are shown in the following table.

($ in millions)	2012					
	Number of events		Claims and claims expense		Combined ratio impact	Average catastrophe loss per event
Size of catastrophe loss						
Greater than $250 million	1	1.2%	$ 1,117	47.6%	4.2	$ 1,117
$101 million to $250 million	5	5.9	690	29.4	2.6	138
$50 million to $100 million	4	4.8	301	12.9	1.1	75
Less than $50 million	74	88.1	647	27.6	2.4	9
Total	84	100.0%	2,755	117.5	10.3	33
Prior year reserve reestimates			(410)	(17.5)	(1.5)	
Total catastrophe losses			$ 2,345	100.0%	8.8	

Catastrophe losses by the type of event are shown in the following table.

($ in millions)	2012		2011		2010	
		Number of events		Number of events		Number of events
Hurricanes/Tropical storms	$ 1,200	3	$ 619	3	$ 15	1
Tornadoes	297	5	1,234	7	174	7
Wind/Hail	1,198	64	1,775	68	1,908	74
Wildfires	53	11	67	9	15	1
Other events	7	1	250	4	258	7
Prior year reserve reestimates	(410)		(130)		(163)	
Total catastrophe losses	$ 2,345	84	$ 3,815	91	$ 2,207	90

Catastrophe losses, including prior year reserve reestimates, excluding hurricanes named or numbered by the National Weather Service, fires following earthquakes and earthquakes totaled $1.32 billion, $3.30 billion and $2.27 billion in 2012, 2011 and 2010, respectively.

Combined ratio Loss ratios by product, and expense and combined ratios by brand, are shown in the following table.

	Loss ratio [(1)]			Effect of catastrophe losses on combined ratio			Effect of prior year reserve reestimates on combined ratio			Effect of business combination expenses and the amortization of purchased intangible assets on combined ratio	
	2012	**2011**	**2010**	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**	**2012**	**2011**
Allstate brand loss ratio:											
Standard auto	70.7	70.6	70.7	3.9	2.6	1.0	(2.0)	(2.3)	(0.9)		
Non-standard auto	61.8	62.8	67.2	0.8	1.1	0.3	(3.2)	(4.9)	(3.6)		
Homeowners	64.1	98.0	82.1	23.2	50.0	31.3	(5.2)	(1.2)	(0.3)		
Other personal lines	64.8	76.0	66.4	8.0	13.6	7.2	(0.9)	4.0	0.7		
Total Allstate brand loss ratio	68.3	77.3	72.8	8.9	14.8	8.5	(2.7)	(1.5)	(0.7)		
Allstate brand expense ratio	25.6	25.4	24.9	—	—	—	—	—	—	0.1	—
Allstate brand combined ratio	93.9	102.7	97.7	8.9	14.8	8.5	(2.7)	(1.5)	(0.7)	0.1	—
Encompass brand loss ratio:											
Standard auto	79.1	81.8	75.4	3.6	1.8	0.8	(3.3)	2.4	—		
Non-standard auto	—	150.0	100.0	—	—	—	—	(50.0)	—		
Homeowners	76.5	88.5	74.3	28.8	39.7	23.1	(3.2)	0.3	(1.3)		
Other personal lines	67.7	83.5	73.4	5.4	9.9	4.3	(9.7)	—	(1.1)		
Total Encompass brand loss ratio	76.9	84.3	75.1	12.6	15.3	8.2	(4.2)	1.4	(0.5)		
Encompass brand expense ratio	29.6	29.2	28.5	—	—	—	—	—	—	—	—
Encompass brand combined ratio	106.5	113.5	103.6	12.6	15.3	8.2	(4.2)	1.4	(0.5)	—	—
Esurance brand loss ratio:											
Standard auto	77.2	78.1	—	1.6	—	—	—	—	—		
Total Esurance brand loss ratio	77.2	78.1	—	1.6	—	—	—	—	—		
Esurance brand expense ratio	42.7	43.8	—	—	—	—	—	—	—	10.1	20.9
Esurance brand combined ratio	119.9	121.9	—	1.6	—	—	—	—	—	10.1	20.9
Allstate Protection loss ratio	68.9	77.6	72.9	8.8	14.7	8.5	(2.7)	(1.4)	(0.7)		
Allstate Protection expense ratio	26.4	25.7	25.1	—	—	—	—	—	—	0.5	0.2
Allstate Protection combined ratio	95.3	103.3	98.0	8.8	14.7	8.5	(2.7)	(1.4)	(0.7)	0.5	0.2

(1) Ratios are calculated using the premiums earned for the respective line of business.

Standard auto loss ratio for the Allstate brand increased 0.1 points in 2012 compared to 2011 primarily due to higher catastrophe losses and lower favorable reserve reestimates. Excluding the impact of catastrophe losses, the Allstate brand standard auto loss ratio improved 1.2 points in 2012 compared to 2011. Florida results have shown improvement with loss ratios, including prior year reserve reestimates, of 69.0 in 2012 compared to 72.6 in 2011. For New York, the trend was also favorable through September 2012, but higher catastrophe losses in the fourth quarter of 2012 caused the year-end ratio to deteriorate to 83.6 in 2012 compared to 77.6 in 2011. Excluding the impact of Sandy, the loss ratio in New York was 67.9 in 2012. Excluding the impact of catastrophe losses, both states have experienced improvement from prior year as a result of management actions, including rate increases, underwriting restrictions, increased claims staffing and review, and on-going efforts to combat fraud and abuse. However, we continue to focus on profitability given ongoing developments in these two states. Claim frequencies in the bodily injury and property damage coverages decreased 0.9% and 1.9%, respectively, in 2012 compared to 2011. Bodily injury and property damage coverage paid claim severities increased 4.1% and 3.0%, respectively, in 2012 compared to 2011. In 2012, severity increased in line with historical Consumer Price Index ("CPI") trends. Standard auto loss ratio for the Allstate brand decreased 0.1 points in 2011 compared to 2010 primarily due to favorable reserve reestimates, partially offset by higher catastrophe losses. Excluding the impact of catastrophe losses, the Allstate brand standard auto loss ratio improved 1.7 points in 2011 compared to 2010. In 2011, claim frequencies in the bodily injury and physical damage coverages have decreased compared to 2010. Bodily injury and physical damage coverages severity results in 2011 increased in line with historical CPI trends.

Encompass brand standard auto loss ratio decreased 2.7 points in 2012 compared to 2011 primarily due to favorable reserve reestimates, partially offset by higher catastrophe losses. Standard auto loss ratio for the Encompass brand increased 6.4 points in 2011 compared to 2010 primarily due to unfavorable reserve reestimates and higher catastrophe losses.

Esurance brand standard auto loss ratio decreased 0.9 points in 2012 compared to 2011. In 2012, Esurance implemented a number of profitability management actions, including rate increases in 23 out of 30 states, and underwriting actions in Florida and Michigan.

Homeowners loss ratio for the Allstate brand decreased 33.9 points to 64.1 in 2012 from 98.0 in 2011 primarily due to lower catastrophe losses and average earned premiums increasing faster than loss costs. Claim frequency excluding catastrophe losses decreased 8.4% in 2012 compared to 2011. Paid claim severity excluding catastrophe losses increased 3.3% in 2012 compared to 2011. Homeowners loss ratio for the Allstate brand increased 15.9 points to 98.0 in 2011 from 82.1 in 2010 due to higher catastrophe losses. Excluding the impact of catastrophe losses, the Allstate brand homeowners loss ratio improved 2.8 points in 2011 compared to 2010 due to average earned premiums increasing faster than loss costs.

Encompass brand homeowners loss ratio decreased 12.0 points in 2012 compared to 2011 primarily due to lower catastrophe losses and favorable reserve reestimates. Homeowners loss ratio for the Encompass brand increased 14.2 points in 2011 compared to 2010 primarily due to higher catastrophe losses.

Expense ratio for Allstate Protection increased 0.7 points in 2012 compared to 2011 primarily due to additional marketing costs and higher amortization of purchased intangible assets related to Esurance. The expense ratio for Allstate Protection increased 0.6 points in 2011 compared to 2010 driven by additional marketing, including $78 million spent on the Grow to Win initiative, and other growth initiative costs, and reduced guaranty fund accrual levels in 2010.

The impact of specific costs and expenses on the expense ratio are shown in the following table.

	Allstate brand			**Encompass brand**			**Esurance brand**		**Allstate Protection**		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**	**2012**	**2011**	**2012**	**2011**	**2010**
Amortization of DAC	13.2	13.3	13.3	17.5	17.4	17.8	2.5	0.5	12.9	13.3	13.6
Advertising expenses	2.7	3.0	2.6	0.5	0.1	0.1	15.4	10.9	3.1	2.9	2.5
Business combination expenses and amortization of purchased intangible assets	0.1	—	—	—	—	—	10.1	20.9	0.5	0.2	—
Other costs and expenses	9.5	8.9	8.9	11.6	11.7	10.0	14.7	11.5	9.8	9.1	8.9
Restructuring and related charges	0.1	0.2	0.1	—	—	0.6	—	—	0.1	0.2	0.1
Total expense ratio	25.6	25.4	24.9	29.6	29.2	28.5	42.7	43.8	26.4	25.7	25.1

The Encompass brand DAC amortization is higher on average than Allstate brand DAC amortization due to higher commission rates. The Esurance brand expense ratio is higher than Allstate and Encompass brands due to business combination expenses and amortization of purchased intangible assets. Purchased intangible assets will be amortized on an accelerated basis with over 80% of the amortization taking place by 2016. Since Esurance uses a direct distribution model, its primary acquisition-related costs are advertising as opposed to commissions for the Allstate and Encompass brands. Advertising costs are not capitalized as DAC while commission costs are capitalized as DAC. As a result, the Esurance expense and combined ratios will be higher during periods of growth since the expenses will be recognized prior to the premium earned. Based on our analysis, Esurance's acquisition costs, primarily advertising, are in line with other distribution channels when considering the cumulative earned premiums of policies sold.

DAC We establish a DAC asset for costs that are related directly to the successful acquisition of new or renewal insurance policies, principally agents' remuneration and premium taxes. For the Allstate Protection business, DAC is

amortized to income over the period in which premiums are earned. The DAC balance as of December 31 by brand and product type are shown in the following table.

($ in millions)	Allstate brand		Encompass brand		Esurance brand		Allstate Protection	
	2012	2011	2012	2011	2012	2011	2012	2011
Standard auto	$ 508	$ 506	$ 54	$ 50	$ 7	$ 25 [1]	$ 569	$ 581
Non-standard auto	23	25	—	—	—	—	23	25
Homeowners	436	422	36	34	—	—	472	456
Other personal lines	325	280	7	6	—	—	332	286
Total DAC	$ 1,292	$ 1,233	$ 97	$ 90	$ 7	$ 25	$ 1,396	$ 1,348

[1] Includes $21 million of present value of future profits, which was fully amortized in the first quarter of 2012.

Catastrophe management

Historical catastrophe experience For the last ten years, the average annual impact of catastrophes on our Property-Liability loss ratio was 9.7 points. The average annual impact of catastrophes on the homeowners loss ratio for the last ten years was 32.4 points.

Over time, we have limited our aggregate insurance exposure to catastrophe losses in certain regions of the country that are subject to high levels of natural catastrophes. Limitations include our participation in various state facilities, such as the California Earthquake Authority ("CEA"), which provides insurance for California earthquake losses; the Florida Hurricane Catastrophe Fund ("FHCF"), which provides reimbursements to participating insurers for certain qualifying Florida hurricane losses; and other state facilities, such as wind pools. However, the impact of these actions may be diminished by the growth in insured values, and the effect of state insurance laws and regulations. In addition, in various states we are required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Because of our participation in these and other state facilities such as wind pools, we may be exposed to losses that surpass the capitalization of these facilities and to assessments from these facilities.

We have continued to take actions to maintain an appropriate level of exposure to catastrophic events while continuing to meet the needs of our customers, including the following:

- Selectively not offering continuing coverage of homeowners policies in coastal areas of certain states. This includes New York and New Jersey where our homeowners PIF decreased 29.4% and 32.6%, respectively, since 2006.
- Increased capacity in our brokerage platform for customers not offered a renewal.
- North Light expanded to 5 new states in 2012, bringing the total number of active states to 31.
- In Texas we have been ceding wind exposure related to insured property located in wind pool eligible areas along the coast including the Galveston Islands.
- We ceased writing new homeowners business in California in 2007. We continue to renew current policyholders.
- We ceased writing new homeowners business in Florida in 2011 beyond a modest stance for existing customers who replace their currently-insured home with an acceptable property. The Encompass companies operating in Florida withdrew from the property lines in 2009.
- Tropical cyclone deductibles are in place for a large portion of coastal insured properties though contract language varies across states and companies, allowing for these higher deductibles to be triggered differently across our customer base.
- We have additional catastrophe exposure, beyond the property lines, for auto customers who have purchased physical damage coverage. Auto physical damage coverage generally includes coverage for flood-related loss. We manage this additional exposure through inclusion of auto losses in our nationwide reinsurance program (which excludes New Jersey and Florida).

Hurricanes

We consider the greatest areas of potential catastrophe losses due to hurricanes generally to be major metropolitan centers in counties along the eastern and gulf coasts of the United States. Usually, the average premium on a property policy near these coasts is greater than in other areas. However, average premiums are often not considered commensurate with the inherent risk of loss. In addition and as explained in Note 14 of the consolidated financial statements, in various states Allstate is subject to assessments from assigned risk plans, reinsurance facilities and joint underwriting associations providing insurance for wind related property losses.

We have addressed our risk of hurricane loss by, among other actions, purchasing reinsurance for specific states and on a countrywide basis for our personal lines property insurance in areas most exposed to hurricanes, limiting personal homeowners new business writings in coastal areas in southern and eastern states, implementing tropical cyclone deductibles where appropriate, and not offering continuing coverage on certain policies in coastal counties in certain states. We continue to seek appropriate returns for the risks we write. This may require further actions, similar to those already taken, in geographies where we are not getting appropriate returns. However, we may maintain or opportunistically increase our presence in areas where we achieve adequate returns and do not materially increase our hurricane risk.

Earthquakes

Actions taken to reduce our exposure from earthquake coverage are substantially complete. These actions included purchasing reinsurance on a countrywide basis and in the state of Kentucky, no longer offering new optional earthquake coverage in most states, removing optional earthquake coverage upon renewal in most states, and entering into arrangements in many states to make earthquake coverage available through other insurers for new and renewal business.

We expect to retain approximately 30,000 PIF with earthquake coverage due to regulatory and other reasons. We also will continue to have exposure to earthquake risk on certain policies that do not specifically exclude coverage for earthquake losses, including our auto policies, and to fires following earthquakes. Allstate policyholders in the state of California are offered coverage through the CEA, a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Allstate is subject to assessments from the CEA under certain circumstances as explained in Note 14 of the consolidated financial statements.

Fires Following Earthquakes

Actions taken related to our risk of loss from fires following earthquakes include changing homeowners underwriting requirements in California, purchasing reinsurance for Kentucky personal lines property risks, and purchasing nationwide occurrence reinsurance, excluding Florida and New Jersey.

Wildfires

Actions we are taking to reduce our risk of loss from wildfires include changing homeowners underwriting requirements in certain states and purchasing nationwide occurrence reinsurance.

Reinsurance

A description of our current catastrophe reinsurance program appears in Note 10 of the consolidated financial statements.

DISCONTINUED LINES AND COVERAGES SEGMENT

Overview The Discontinued Lines and Coverages segment includes results from insurance coverage that we no longer write and results for certain commercial and other businesses in run-off. Our exposure to asbestos, environmental and other discontinued lines claims is reported in this segment. We have assigned management of this segment to a designated group of professionals with expertise in claims handling, policy coverage interpretation, exposure identification and reinsurance collection. As part of its responsibilities, this group may at times be engaged in policy buybacks, settlements and reinsurance assumed and ceded commutations.

Summarized underwriting results for the years ended December 31 are presented in the following table.

($ in millions)	**2012**	**2011**	**2010**
Premiums written	$ 1	$ (1)	$ 1
Premiums earned	$ —	$ —	$ 2
Claims and claims expense	(51)	(21)	(28)
Operating costs and expenses	(2)	(4)	(5)
Underwriting loss	$ (53)	$ (25)	$ (31)

The underwriting loss of $53 million in 2012 related to a $26 million unfavorable reestimate of asbestos reserves, a $22 million unfavorable reestimate of environmental reserves and a $5 million unfavorable reestimate of other reserves, primarily as a result of our annual review using established industry and actuarial best practices, partially offset by a $14 million decrease in our allowance for future uncollectable reinsurance. The cost of administering claims settlements totaled $11 million for each of 2012 and 2011 and $13 million in 2010.

The underwriting loss of $25 million in 2011 related to a $26 million unfavorable reestimate of asbestos reserves and a $5 million unfavorable reestimate of other reserves, primarily as a result of our annual review using established industry and actuarial best practices, partially offset by a $26 million decrease in our allowance for future uncollectable reinsurance. Environmental reserves were essentially unchanged.

The underwriting loss of $31 million in 2010 related to an $18 million unfavorable reestimate of environmental reserves and a $5 million unfavorable reestimate of asbestos reserves, partially offset by a $4 million favorable reestimate of other reserves, primarily as a result of our annual review using established industry and actuarial best practices.

See the Property-Liability Claims and Claims Expense Reserves section of the MD&A for a more detailed discussion.

Discontinued Lines and Coverages outlook

- We may continue to experience asbestos and/or environmental losses in the future. These losses could be due to the potential adverse impact of new information relating to new and additional claims or the impact of resolving unsettled claims based on unanticipated events such as litigation or legislative, judicial and regulatory actions. Environmental losses may also increase as the result of additional funding for environmental site cleanup. Because of our annual review, we believe that our reserves are appropriately established based on available information, technology, laws and regulations.
- We continue to be encouraged that the pace of industry asbestos claim activity has slowed, perhaps reflecting various state legislative and judicial actions with respect to medical criteria and increased legal scrutiny of the legitimacy of claims.

PROPERTY-LIABILITY INVESTMENT RESULTS

Net investment income increased 10.4% to $1.33 billion in 2012 from $1.20 billion in 2011, after increasing 1.0% in 2011 compared to 2010. The 2012 increase was primarily due to income from limited partnerships and higher average investment balances, partially offset by lower fixed income yields. We continue to reduce interest rate risk by selling longer term fixed income securities and investing the proceeds in securities with shorter maturities, resulting in realized capital gains and lower net investment income, and positioning for reinvestment when interest rates rise. The 2011 increase was primarily due to higher yields, partially offset by lower average investment balances.

The following table presents the average pre-tax investment yields for the years ended December 31. Pre-tax yield is calculated as investment income (including dividend income in the case of equity securities) divided by the average of the investment balances at the beginning and end of the year and interim quarters. Investment balances, for purposes of the pre-tax yield calculation, exclude unrealized capital gains and losses. Limited partnerships accounted for under the equity method of accounting ("EMA") are included in the 2012 yields since their income is reported in net investment income.

	2012	2011	2010
Fixed income securities: tax-exempt	4.3%	4.8%	4.9%
Fixed income securities: tax-exempt equivalent	6.3	7.0	7.1
Fixed income securities: taxable	3.7	3.8	3.5
Equity securities	3.5	2.8	2.3
Mortgage loans	4.3	4.0	5.7
Limited partnership interests	6.3	5.6	3.1
Total portfolio	3.9	3.9	3.8

Net realized capital gains and losses are presented in the following table.

($ in millions)	2012	2011	2010
Impairment write-downs	$ (134)	$ (250)	$ (295)
Change in intent write-downs	(31)	(49)	(62)
Net other-than-temporary impairment losses recognized in earnings	(165)	(299)	(357)
Sales	511	469	455
Valuation of derivative instruments	5	(54)	(331)
Settlements of derivative instruments	(16)	(127)	(143)
EMA limited partnership income [1]	—	96	55
Realized capital gains and losses, pre-tax	335	85	(321)
Income tax (expense) benefit	(114)	(31)	114
Realized capital gains and losses, after-tax	$ 221	$ 54	$ (207)

[1] Income from EMA limited partnerships is reported in net investment income in 2012 and realized capital gains and losses in 2011 and 2010.

For a further discussion of net realized capital gains and losses, see the Investments section of the MD&A.

PROPERTY-LIABILITY CLAIMS AND CLAIMS EXPENSE RESERVES

Property-Liability underwriting results are significantly influenced by estimates of property-liability claims and claims expense reserves. For a description of our reserve process, see Note 8 of the consolidated financial statements and for a further description of our reserving policies and the potential variability in our reserve estimates, see the Application of Critical Accounting Estimates section of the MD&A. These reserves are an estimate of amounts necessary to settle all outstanding claims, including IBNR claims, as of the reporting date.

The facts and circumstances leading to our reestimates of reserves relate to revisions to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur because actual losses are likely different than those predicted by the estimated development factors used in prior reserve estimates. As of December 31, 2012, the impact of a reserve reestimation corresponding to a one percent increase or decrease in net reserves would be a decrease or increase of approximately $112 million in net income.

We believe the net loss reserves for Allstate Protection exposures are appropriately established based on available facts, technology, laws and regulations.

The table below shows total net reserves as of December 31 by line of business.

($ in millions)	2012	2011	2010
Allstate brand	$ 14,364	$ 14,792	$ 14,696
Encompass brand	807	859	921
Esurance brand	470	429	—
Total Allstate Protection	15,641	16,080	15,617
Discontinued Lines and Coverages	1,637	1,707	1,779
Total Property-Liability	$ 17,278	$ 17,787	$ 17,396

The tables below show reserves, net of reinsurance, representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2012, 2011 and 2010, and the effect of reestimates in each year.

($ in millions)	January 1 reserves		
	2012	2011	2010
Allstate brand	$ 14,792	$ 14,696	$ 14,123
Encompass brand	859	921	1,027
Esurance brand	429	—	—
Total Allstate Protection	16,080	15,617	15,150
Discontinued Lines and Coverages	1,707	1,779	1,878
Total Property-Liability	$ 17,787	$ 17,396	$ 17,028

($ in millions, except ratios)	2012		2011		2010	
	Reserve reestimate [1]	Effect on combined ratio [2]	Reserve reestimate [1]	Effect on combined ratio [2]	Reserve reestimate [1]	Effect on combined ratio [2]
Allstate brand	$ (671)	(2.5)	$ (371)	(1.4)	$ (181)	(0.7)
Encompass brand	(45)	(0.2)	15	—	(6)	—
Esurance brand	—	—	—	—	—	—
Total Allstate Protection	(716)	(2.7)	(356)	(1.4)	(187)	(0.7)
Discontinued Lines and Coverages	51	0.2	21	0.1	28	0.1
Total Property-Liability [3]	$ (665)	(2.5)	$ (335)	(1.3)	$ (159)	(0.6)
Reserve reestimates, after-tax	$ (432)		$ (218)		$ (103)	
Consolidated net income	$ 2,306		$ 787		$ 911	
Reserve reestimates as a % of net income	18.7%		27.7%		11.3%	

[1] Favorable reserve reestimates are shown in parentheses.
[2] Ratios are calculated using Property-Liability premiums earned.
[3] Prior year reserve reestimates included in catastrophe losses totaled $410 million favorable in 2012, $130 million favorable in 2011 and $163 million favorable in 2010. The effect of catastrophe losses included in prior year reserve reestimates on the combined ratio totaled 1.5 favorable, 0.5 favorable and 0.6 favorable in 2012, 2011 and 2010, respectively.

Allstate Protection

The tables below show Allstate Protection net reserves representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2012, 2011 and 2010, and the effect of reestimates in each year.

($ in millions)	January 1 reserves		
	2012	2011	2010
Auto	$ 11,404	$ 11,034	$ 10,606
Homeowners	2,439	2,442	2,399
Other personal lines	2,237	2,141	2,145
Total Allstate Protection	$ 16,080	$ 15,617	$ 15,150

($ in millions, except ratios)	2012		2011		2010	
	Reserve reestimate	Effect on combined ratio	Reserve reestimate	Effect on combined ratio	Reserve reestimate	Effect on combined ratio
Auto	$ (365)	(1.4)	$ (381)	(1.5)	$ (179)	(0.7)
Homeowners	(321)	(1.2)	(69)	(0.3)	(23)	(0.1)
Other personal lines	(30)	(0.1)	94	0.4	15	0.1
Total Allstate Protection	$ (716)	(2.7)	$ (356)	(1.4)	$ (187)	(0.7)
Underwriting income (loss)	$ 1,253		$ (857)		$ 525	
Reserve reestimates as a % of underwriting income (loss)	57.1%		41.5%		35.6%	

Auto reserve reestimates in 2012, 2011 and 2010 were primarily due to claim severity development that was better than expected. 2010 was also impacted by a litigation settlement.

Favorable homeowners reserve reestimates in 2012, 2011 and 2010 were primarily due to favorable catastrophe reserve reestimates. 2010 was also impacted by a litigation settlement.

Other personal lines reserve reestimates in 2012 were primarily due to favorable catastrophe reserve reestimates. Other personal lines reserve reestimates in 2011 and 2010 were primarily the result of loss development higher than anticipated in previous estimates.

Pending, new and closed claims for Allstate Protection are summarized in the following table for the years ended December 31. The increase in pending claims as of December 31, 2012 compared to December 31, 2011 relates to catastrophes, primarily Sandy, for all lines as well as the inclusion of Esurance claims for auto.

Number of claims	2012	2011 [1]	2010
Auto			
Pending, beginning of year	436,972	490,459	540,424
New	5,807,557	5,656,687	5,571,199
Total closed	(5,772,451)	(5,710,174)	(5,621,164)
Pending, end of year	472,078	436,972	490,459
Homeowners			
Pending, beginning of year	44,134	51,031	59,685
New	1,003,493	1,214,792	991,962
Total closed	(999,209)	(1,221,689)	(1,000,616)
Pending, end of year	48,418	44,134	51,031
Other personal lines			
Pending, beginning of year	31,871	33,388	36,537
New	337,257	333,209	282,137
Total closed	(315,917)	(334,726)	(285,286)
Pending, end of year	53,211	31,871	33,388
Total Allstate Protection			
Pending, beginning of year	512,977	574,878	636,646
New	7,148,307	7,204,688	6,845,298
Total closed	(7,087,577)	(7,266,589)	(6,907,066)
Pending, end of year	573,707	512,977	574,878

[1] Excludes Esurance brand number of claims since not available.

The following tables reflect the accident years to which the reestimates shown above are applicable by line of business. Favorable reserve reestimates are shown in parentheses.

2012 Prior year reserve reestimates

($ in millions)	2002 & prior	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Allstate brand	$ 102	$ (9)	$ (10)	$ (36)	$ 11	$ (11)	$ (36)	$ (33)	$ (147)	$ (502)	$ (671)
Encompass brand	—	(1)	—	(12)	(1)	—	(5)	(4)	(14)	(8)	(45)
Esurance brand	—	—	—	—	—	—	—	—	—	—	—
Total Allstate Protection	102	(10)	(10)	(48)	10	(11)	(41)	(37)	(161)	(510)	(716)
Discontinued Lines and Coverages	51	—	—	—	—	—	—	—	—	—	51
Total Property-Liability	$ 153	$ (10)	$ (10)	$ (48)	$ 10	$ (11)	$ (41)	$ (37)	$ (161)	$ (510)	$ (665)

2011 Prior year reserve reestimates

($ in millions)	2001 & prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Allstate brand	$ 123	$ 16	$ 26	$ 8	$ 5	$ 7	$ —	$ (28)	$ (150)	$ (378)	$ (371)
Encompass brand	2	—	(1)	—	1	1	(1)	2	2	9	15
Total Allstate Protection	125	16	25	8	6	8	(1)	(26)	(148)	(369)	(356)
Discontinued Lines and Coverages	21	—	—	—	—	—	—	—	—	—	21
Total Property-Liability	$ 146	$ 16	$ 25	$ 8	$ 6	$ 8	$ (1)	$ (26)	$ (148)	$ (369)	$ (335)

2010 Prior year reserve reestimates

($ in millions)	2000 & prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	Total
Allstate brand	$ 262	$ (1)	$ (7)	$ (18)	$ (15)	$ (51)	$ (106)	$ (86)	$ (45)	$ (114)	$ (181)
Encompass brand	1	—	1	1	2	6	—	(6)	(1)	(10)	(6)
Total Allstate Protection	263	(1)	(6)	(17)	(13)	(45)	(106)	(92)	(46)	(124)	(187)
Discontinued Lines and Coverages	28	—	—	—	—	—	—	—	—	—	28
Total Property-Liability	$ 291	$ (1)	$ (6)	$ (17)	$ (13)	$ (45)	$ (106)	$ (92)	$ (46)	$ (124)	$ (159)

Allstate brand prior year reserve reestimates were $671 million favorable in 2012, $371 million favorable in 2011 and $181 million favorable in 2010. In 2012, this was primarily due to favorable catastrophe reserve reestimates and severity development that was better than expected. The increased reserves in accident years 2002 & prior is due to a reclassification of injury reserves to older years and reserve strengthening. In 2011, this was primarily due to severity development that was better than expected and favorable catastrophe reserve reestimates. The increased reserves in accident years 2001 & prior is due to a reclassification of injury reserves to older years and reserve strengthening. In 2010, this was primarily due to favorable catastrophe reserve reestimates and severity development that was better than expected, partially offset by litigation settlements. The increased reserves in accident years 2000 & prior is due to the litigation settlements of $100 million, a reclassification of injury reserves to older years and reserve strengthening.

These trends are primarily responsible for revisions to loss development factors, as described above, used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Because these trends cause actual losses to differ from those predicted by the estimated development factors used in prior reserve estimates, reserves are revised as actuarial studies validate new trends based on the indications of updated development factor calculations.

The impact of these reestimates on the Allstate brand underwriting income (loss) is shown in the table below.

($ in millions)	2012	2011	2010
Reserve reestimates	$ (671)	$ (371)	$ (181)
Allstate brand underwriting income (loss)	1,515	(667)	568
Reserve reestimates as a % of underwriting income (loss)	44.3%	55.6%	31.9%

Encompass brand prior year reserve reestimates in 2012 were related to lower than anticipated claim settlement costs and favorable catastrophe reserve reestimates. Reserve reestimates in 2011 were related to higher than anticipated claim settlement costs. 2010 Encompass brand reserve reestimates were related to lower than anticipated claim settlement costs.

The impact of these reestimates on the Encompass brand underwriting loss is shown in the table below.

($ in millions)	2012	2011	2010
Reserve reestimates	$ (45)	$ 15	$ (6)
Encompass brand underwriting loss	(70)	(146)	(43)
Reserve reestimates as a % of underwriting loss	64.3%	(10.3)%	14.0%

Esurance brand There were no prior year reserve reestimates for Esurance in 2012. However, the Esurance opening balance sheet reserves were reestimated in 2012 resulting in a $13 million reduction in reserves due to lower severity. The adjustment was recorded as a reduction in goodwill and an increase in payables to the seller under the terms of the purchase agreement and therefore had no impact on claims expense or the loss ratio.

Discontinued Lines and Coverages We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other discontinued lines reserves. Reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines reserves based on assessments of the characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by policyholders.

Reserve reestimates for the Discontinued Lines and Coverages, as shown in the table below, were increased primarily for asbestos and environmental in 2012, asbestos in 2011 and environmental in 2010.

($ in millions)	2012		2011		2010	
	January 1 reserves	Reserve reestimate	January 1 reserves	Reserve reestimate	January 1 reserves	Reserve reestimate
Asbestos claims	$ 1,078	$ 26	$ 1,100	$ 26	$ 1,180	$ 5
Environmental claims	185	22	201	—	198	18
Other discontinued lines	444	3	478	(5)	500	5
Total Discontinued Lines and Coverages	$ 1,707	$ 51	$ 1,779	$ 21	$ 1,878	$ 28
Underwriting loss		$ (53)		$ (25)		$ (31)
Reserve reestimates as a % of underwriting loss		(96.2)%		(84.0)%		(90.3)%

Reserve additions for asbestos in 2012 and 2011 were primarily for products related coverage due to increases for the assumed reinsurance portion of discontinued lines where we are reliant on our ceding companies to report claims. Reserve additions for asbestos in 2010 were primarily for products related coverage.

The reserve additions for environmental in 2012 were primarily related to site-specific remediations where the clean-up cost estimates and responsibility for the clean-up were more fully determined. Normal environmental claim activity resulted in essentially no change in estimated reserves for 2011. The reserve additions for environmental in 2010

were primarily related to site-specific remediations where the clean-up cost estimates and responsibility for the clean-up were more fully determined.

The table below summarizes reserves and claim activity for asbestos and environmental claims before (Gross) and after (Net) the effects of reinsurance for the past three years.

($ in millions, except ratios)	2012		2011		2010	
	Gross	Net	Gross	Net	Gross	Net
Asbestos claims						
Beginning reserves	$ 1,607	$ 1,078	$ 1,655	$ 1,100	$ 1,780	$ 1,180
Incurred claims and claims expense	34	26	38	26	(7)	5
Claims and claims expense paid	(119)	(78)	(86)	(48)	(118)	(85)
Ending reserves	$ 1,522	$ 1,026	$ 1,607	$ 1,078	$ 1,655	$ 1,100
Annual survival ratio	12.8	13.2	18.7	22.5	14.0	12.9
3-year survival ratio	14.1	14.7	13.6	13.6	12.6	12.2
Environmental claims						
Beginning reserves	$ 225	$ 185	$ 248	$ 201	$ 247	$ 198
Incurred claims and claims expense	32	22	(2)	—	19	18
Claims and claims expense paid	(16)	(14)	(21)	(16)	(18)	(15)
Ending reserves	$ 241	$ 193	$ 225	$ 185	$ 248	$ 201
Annual survival ratio	15.1	13.8	10.7	11.6	13.8	13.4
3-year survival ratio	13.4	12.9	11.8	11.6	8.0	8.7
Combined environmental and asbestos claims						
Annual survival ratio	13.1	13.3	17.1	19.7	14.0	13.0
3-year survival ratio	14.0	14.3	13.4	13.3	11.7	11.6
Percentage of IBNR in ending reserves		57.8%		59.0%		60.1%

The survival ratio is calculated by taking our ending reserves divided by payments made during the year. This is a commonly used but extremely simplistic and imprecise approach to measuring the adequacy of asbestos and environmental reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, claim payments and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time.

In both 2012 and 2011, the asbestos net 3-year survival ratio increased due to lower average annual payments. The environmental net 3-year survival ratio increased in both 2012 and 2011 due to lower average annual payments.

Our net asbestos reserves by type of exposure and total reserve additions are shown in the following table.

($ in millions)	December 31, 2012			December 31, 2011			December 31, 2010		
	Active policy-holders	Net reserves	% of reserves	Active policy-holders	Net reserves	% of reserves	Active policy-holders	Net reserves	% of reserves
Direct policyholders:									
Primary	54	$ 12	1%	52	$ 17	2%	51	$ 17	1%
Excess	299	276	27	314	263	24	319	261	24
Total	353	288	28	366	280	26	370	278	25
Assumed reinsurance		150	15		171	16		165	15
IBNR		588	57		627	58		657	60
Total net reserves		$ 1,026	100%		$ 1,078	100%		$ 1,100	100%
Total reserve additions		$ 26			$ 26			$ 5	

During the last three years, 52 direct primary and excess policyholders reported new claims, and claims of 68 policyholders were closed, decreasing the number of active policyholders by 16 during the period. The 16 decrease comprised (13) from 2012, (4) from 2011 and 1 from 2010. The decrease of 13 in 2012 included 15 new policyholders reporting new claims and the closing of 28 policyholders' claims.

IBNR net reserves decreased $39 million as of December 31, 2012 compared to December 31, 2011. As of December 31, 2012 IBNR represented 57% of total net asbestos reserves, compared to 58% as of December 31, 2011. IBNR provides for reserve development of known claims and future reporting of additional unknown claims from current and new policyholders and ceding companies.

Pending, new, total closed and closed without payment claims for asbestos and environmental exposures for the years ended December 31 are summarized in the following table.

Number of claims	2012	2011	2010
Asbestos			
Pending, beginning of year	8,072	8,421	8,252
New	492	507	788
Total closed	(1,117)	(856)	(619)
Pending, end of year	7,447	8,072	8,421
Closed without payment	728	664	336
Environmental			
Pending, beginning of year	4,176	4,297	4,114
New	402	351	498
Total closed	(902)	(472)	(315)
Pending, end of year	3,676	4,176	4,297
Closed without payment	511	334	181

Property-Liability reinsurance ceded For Allstate Protection, we utilize reinsurance to reduce exposure to catastrophe risk and manage capital, and to support the required statutory surplus and the insurance financial strength ratings of certain subsidiaries such as Castle Key Insurance Company and Allstate New Jersey Insurance Company. We purchase significant reinsurance to manage our aggregate countrywide exposure to an acceptable level. The price and terms of reinsurance and the credit quality of the reinsurer are considered in the purchase process, along with whether the price can be appropriately reflected in the costs that are considered in setting future rates charged to policyholders. We also participate in various reinsurance mechanisms, including industry pools and facilities, which are backed by the financial resources of the property-liability insurance company market participants, and have historically purchased reinsurance to mitigate long-tail liability lines, including environmental, asbestos and other discontinued lines exposures. We retain primary liability as a direct insurer for all risks ceded to reinsurers.

Our reinsurance recoverable balances are shown in the following table as of December 31, net of the allowance we have established for uncollectible amounts.

($ in millions)	Standard & Poor's financial strength rating (1)	Reinsurance recoverable on paid and unpaid claims, net	
		2012	2011
Industry pools and facilities			
Michigan Catastrophic Claim Association ("MCCA")	N/A	$ 2,590	$ 1,709
National Flood Insurance Program	N/A	428	33
North Carolina Reinsurance Facility	N/A	64	70
New Jersey Unsatisfied Claim and Judgment Fund	N/A	38	50
Other		3	3
Subtotal		3,123	1,865
Lloyd's of London ("Lloyd's")	A+	190	193
Westport Insurance Corporation (formerly Employers Reinsurance Corporation)	AA-	95	98
Swiss Reinsurance America Corporation	AA-	41	16
New England Reinsurance Corporation	N/A	35	36
R&Q Reinsurance Company	N/A	30	31
Renaissance Reinsurance Limited	AA-	28	2
Other, including allowance for future uncollectible reinsurance recoverables		537	433
Subtotal		956	809
Total Property-Liability		$ 4,079	$ 2,674

(1) N/A reflects no rating available.

Reinsurance recoverables include an estimate of the amount of property-liability insurance claims and claims expense reserves that may be ceded under the terms of the reinsurance agreements, including incurred but not reported unpaid losses. We calculate our ceded reinsurance estimate based on the terms of each applicable reinsurance agreement, including an estimate of how IBNR losses will ultimately be ceded under the agreement. We also consider other limitations and coverage exclusions under our reinsurance agreements. Accordingly, our estimate of reinsurance recoverables is subject to similar risks and uncertainties as our estimate of reserves for property-liability claims and claims expense. We believe the recoverables are appropriately established; however, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. We regularly evaluate the reinsurers and the respective amounts recoverable, and a provision for uncollectible reinsurance is recorded if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statements of Operations.

The allowance for uncollectible reinsurance relates to Discontinued Lines and Coverages reinsurance recoverables and was $87 million and $103 million as of December 31, 2012 and 2011, respectively. This amount represents 12.4% and 13.4% of the related reinsurance recoverable balances as of December 31, 2012 and 2011, respectively. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, and other relevant factors. In addition, in the ordinary course of business, we may become involved in coverage disputes with certain of our reinsurers which may ultimately result in lawsuits and arbitrations brought by or against such reinsurers to determine the parties' rights and obligations under the various reinsurance agreements. We employ dedicated specialists to manage reinsurance collections and disputes. We also consider recent developments in commutation activity between reinsurers and cedants, and recent trends in arbitration and litigation outcomes in disputes between cedants and reinsurers in seeking to maximize our reinsurance recoveries.

Adverse developments in the insurance industry have led to a decline in the financial strength of some of our reinsurance carriers, causing amounts recoverable from them and future claims ceded to them to be considered a higher risk. There has also been consolidation activity in the industry, which causes reinsurance risk across the industry to be

concentrated among fewer companies. In addition, some companies have segregated asbestos, environmental, and other discontinued lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. We are unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

The effects of reinsurance ceded on our property-liability premiums earned and claims and claims expense for the years ended December 31 are summarized in the following table.

($ in millions)	2012	2011	2010
Ceded property-liability premiums earned	$ 1,090	$ 1,098	$ 1,092
Ceded property-liability claims and claims expense			
Industry pool and facilities			
MCCA	$ 962	$ 509	$ 142
National Flood Insurance Program	758	196	50
FHCF	—	8	10
Other	70	84	64
Subtotal industry pools and facilities	1,790	797	266
Other	261	130	5
Ceded property-liability claims and claims expense	$ 2,051	$ 927	$ 271

In 2012, ceded property-liability premiums earned decreased $8 million compared to 2011, primarily due to decreased premiums in our catastrophe reinsurance program. In 2011, ceded property-liability premiums earned increased $6 million compared to 2010 year, primarily due to higher premium rates and an increase in policies written for the National Flood Insurance Program.

Ceded property-liability claims and claims expense increased in 2012 primarily due to amounts ceded to the National Flood Insurance Program related to Sandy, reserve increases in the MCCA program, and amounts ceded under our catastrophe reinsurance program related to Sandy. The reserve increases in the MCCA program are attributable to an increased recognition of longer term paid loss trends. The paid loss trends are rising due to increased costs in medical and attendant care and increased longevity of claimants. Ceded property-liability claims and claims expense increased in 2011 primarily due to reserve increases in the MCCA program and an increase in claim activity on the National Flood Insurance Program due to multiple flooding events throughout the year.

For a detailed description of the MCCA, FHCF and Lloyd's, see Note 10 of the consolidated financial statements. As of December 31, 2012, other than the recoverable balances listed in the table above, no other amount due or estimated to be due from any single Property-Liability reinsurer was in excess of $26 million.

We enter into certain intercompany insurance and reinsurance transactions for the Property-Liability operations in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Catastrophe reinsurance

Our catastrophe reinsurance program is designed, utilizing our risk management methodology, to address our exposure to catastrophes nationwide. Our program is designed to provide reinsurance protection for catastrophes including hurricanes, windstorms, hail, tornados, fires following earthquakes, earthquakes and wildfires. These reinsurance agreements are part of our catastrophe management strategy, which is intended to provide our shareholders an acceptable return on the risks assumed in our property business, and to reduce variability of earnings, while providing protection to our customers.

We anticipate completing the placement of our 2013 catastrophe reinsurance program in March 2013. We expect the program will be similar to our 2012 catastrophe reinsurance program. For further details of the existing 2012 program, see Note 10 of the consolidated financial statements.

ALLSTATE FINANCIAL 2012 HIGHLIGHTS

- Net income was $541 million in 2012 compared to $590 million in 2011.
- Premiums and contract charges on underwritten products, including traditional life, interest-sensitive life and accident and health insurance, totaled $2.18 billion in 2012, an increase of 3.8% from $2.10 billion in 2011.
- Investments totaled $57.00 billion as of December 31, 2012, reflecting a decrease in carrying value of $374 million from $57.37 billion as of December 31, 2011. Net investment income decreased 2.5% to $2.65 billion in 2012 from $2.72 billion in 2011.
- Net realized capital losses totaled $13 million in 2012 compared to net realized capital gains of $388 million in 2011.
- Contractholder funds totaled $39.32 billion as of December 31, 2012, reflecting a decrease of $3.01 billion from $42.33 billion as of December 31, 2011.

ALLSTATE FINANCIAL SEGMENT

Overview and strategy The Allstate Financial segment sells life insurance, voluntary employee benefits products, and products designed to meet customer retirement and investment needs. We serve our customers through Allstate exclusive agencies and exclusive financial specialists, workplace distribution and non-proprietary distribution channels. Allstate Financial brings value to The Allstate Corporation in three principal ways: through profitable growth, by bringing new customers to Allstate, and by improving the economics of the Protection business through increased customer loyalty and stronger customer relationships based on cross selling Allstate Financial products to existing customers. Allstate Financial's strategy is focused on expanding Allstate customer relationships, growing our underwritten product sales through Allstate exclusive agencies and Allstate Benefits (our workplace distribution business), improving returns on and reducing our exposure to spread-based products, and emphasizing capital efficiency and shareholder returns.

Our products include interest-sensitive, traditional and variable life insurance; voluntary accident and health insurance; fixed annuities such as deferred and immediate annuities; and funding agreements backing medium-term notes, which we most recently offered in 2008. Our products are sold through multiple distribution channels including Allstate exclusive agencies and exclusive financial specialists, workplace enrolling independent agents and, to a lesser extent, independent master brokerage agencies, specialized structured settlement brokers, and directly through call centers and the internet. Our institutional product line consists of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Banking products and services were previously offered to customers through the Allstate Bank, which ceased operations in 2011.

We continue to shift our mix of products in force by decreasing our lower returning spread-based products, principally fixed annuities and institutional products, and through growth of our higher returning underwritten products having mortality or morbidity risk, principally life insurance and accident and health products. In addition to focusing on higher return markets, products and distribution channels, Allstate Financial continues to implement capital efficiency and enterprise risk and return management strategies and actions.

Based upon Allstate's strong financial position and brand, we have a unique opportunity to cross-sell to our customer base. We will enhance trusted customer relationships through our Allstate exclusive agencies to serve those who are looking for assistance in meeting their protection and retirement needs by providing them with the information, products and services that they need. To further strengthen Allstate Financial's value proposition to Allstate exclusive agencies and drive further engagement in selling our products, Allstate Financial products are integrated into the Allstate Protection sales processes and the new agent compensation structure incorporates sales of Allstate Financial products. Life insurance policies issued through Allstate agencies increased 9.3% and 31.5% in 2012 and 2011, respectively, compared to the prior years. During 2012, we introduced a new deferred annuity product that allows our Allstate exclusive agents to continue to offer a full range of products that meet customer retirement needs while providing Allstate with an attractive risk adjusted return profile.

Our employer relationships through Allstate Benefits also afford opportunities to offer additional Allstate products and grow our business. Allstate Benefits is an industry leader in voluntary benefits, offering one of the broadest product portfolios in the voluntary benefits market. Our strategy for Allstate Benefits focuses on growth in the national accounts market by increasing the number of sales and account management personnel, expanding independent agent distribution in targeted geographic locations for increased new sales, increasing Allstate exclusive agency engagement to drive cross selling of voluntary benefits products, capitalizing on strategic alliance opportunities, and developing opportunities for revenue growth through new product and fee income offerings. In 2012, Allstate Benefits new business written premiums increased 6.5% compared to 2011.

Our deferred and immediate annuity business has been adversely impacted by the credit cycle and historically low interest rate environment. Our immediate annuity business has been impacted by medical advancements that have

resulted in annuitants living longer than anticipated when many of these contracts were originated. We are aggressively reducing the level of legacy deferred annuities in force and proactively managing annuity crediting rates to improve the profitability of the business. We are managing the investment portfolio supporting our immediate annuities to ensure the assets match the characteristics of the liabilities and provide the long-term returns needed to support this business. We are increasing limited partnership and other alternative asset investments to appropriately match investment duration with these long-term illiquid liabilities.

Allstate Financial outlook

- Our growth initiatives continue to focus on increasing the number of customers served through our proprietary and Allstate Benefits channels.
- We continue to focus on improving returns and reducing our concentration in spread-based products resulting in net reductions in contractholder fund obligations.
- We plan to further grow premiums and contract charges on underwritten insurance products and offer a broad range of products to meet our customers' needs for retirement income, including third-party solutions when we choose not to offer certain products.
- We expect lower investment spread due to reduced contractholder funds, the continuing low interest rate environment and changes in asset allocations. The amount by which the low interest rate environment will reduce our investment spread is contingent on our ability to maintain the portfolio yield and lower interest crediting rates on spread-based products, which could be limited by market conditions, regulatory minimum rates or contractual minimum rate guarantees, and may not match the timing or magnitude of changes in asset yields. We also anticipate changing our asset allocation for long-term immediate annuities by reducing fixed income securities and increasing investments in limited partnerships and other alternative investments. This shift could result in lower and more volatile investment income; however, we anticipate that this strategy will lead to higher total returns and attributed equity.
- We expect increases in Allstate Financial's attributed GAAP equity as there may be limitations on the amount of dividends Allstate Financial companies can pay without prior approval by their insurance departments.
- We continue to review our strategic options to reduce our exposure and improve returns of the spread-based businesses. As a result, we may take additional operational and financial actions that offer return improvement and risk reduction opportunities.

Summary analysis Summarized financial data for the years ended December 31 is presented in the following table.

($ in millions)	2012	2011	2010
Revenues			
Life and annuity premiums and contract charges	$ 2,241	$ 2,238	$ 2,168
Net investment income	2,647	2,716	2,853
Realized capital gains and losses	(13)	388	(517)
Total revenues	4,875	5,342	4,504
Costs and expenses			
Life and annuity contract benefits	(1,818)	(1,761)	(1,815)
Interest credited to contractholder funds	(1,316)	(1,645)	(1,807)
Amortization of DAC	(401)	(494)	(290)
Operating costs and expenses	(576)	(555)	(568)
Restructuring and related charges	—	(1)	3
Total costs and expenses	(4,111)	(4,456)	(4,477)
Gain (loss) on disposition of operations	18	(7)	14
Income tax (expense) benefit	(241)	(289)	1
Net income	$ 541	$ 590	$ 42
Investments as of December 31	$ 56,999	$ 57,373	$ 61,582
Net income			
Life insurance	$ 226	$ 262	
Accident and health insurance	81	95	
Annuities and institutional products	234	233	
Net income	$ 541	$ 590	

Net income in 2012 was $541 million compared to $590 million in 2011. The decrease was primarily due to net realized capital losses in 2012 compared to net realized capital gains in 2011, lower net investment income and higher life and annuity contract benefits, partially offset by decreased interest credited to contractholder funds and lower amortization of DAC.

Net income in 2011 was $590 million compared to $42 million in 2010. The increase was primarily due to net realized capital gains in 2011 compared to net realized capital losses in 2010, decreased interest credited to contractholder funds, higher life and annuity premiums and contract charges and lower life and annuity contract benefits, partially offset by higher amortization of DAC and lower net investment income.

Analysis of revenues Total revenues decreased 8.7% or $467 million in 2012 compared to 2011 due to net realized capital losses in 2012 compared to net realized capital gains in 2011 and lower net investment income. Total revenues increased 18.6% or $838 million in 2011 compared to 2010 due to net realized capital gains in 2011 compared to net realized capital losses in 2010 and higher premiums and contract charges, partially offset by lower net investment income.

Life and annuity premiums and contract charges Premiums represent revenues generated from traditional life insurance, immediate annuities with life contingencies, and accident and health insurance products that have significant mortality or morbidity risk. Contract charges are revenues generated from interest-sensitive and variable life insurance and fixed annuities for which deposits are classified as contractholder funds or separate account liabilities. Contract charges are assessed against the contractholder account values for maintenance, administration, cost of insurance and surrender prior to contractually specified dates.

The following table summarizes life and annuity premiums and contract charges by product for the years ended December 31.

($ in millions)	**2012**	**2011**	**2010**
Underwritten products			
Traditional life insurance premiums	$ 470	$ 441	$ 420
Accident and health insurance premiums	653	643	621
Interest-sensitive life insurance contract charges	1,055	1,015	991
Subtotal	2,178	2,099	2,032
Annuities			
Immediate annuities with life contingencies premiums	45	106	97
Other fixed annuity contract charges	18	33	39
Subtotal	63	139	136
Life and annuity premiums and contract charges [1]	$ 2,241	$ 2,238	$ 2,168

[1] Contract charges related to the cost of insurance totaled $696 million, $659 million and $637 million in 2012, 2011 and 2010, respectively.

Total premiums and contract charges increased 0.1% in 2012 compared to 2011 primarily due to higher contract charges on interest-sensitive life insurance products primarily resulting from the aging of our policyholders and lower reinsurance ceded, and increased traditional life insurance premiums due to lower reinsurance ceded and higher sales through Allstate agencies, partially offset by lower sales of immediate annuities with life contingencies. Sales of immediate annuities with life contingencies fluctuate with changes in our pricing competitiveness relative to other insurers.

Total premiums and contract charges increased 3.2% in 2011 compared to 2010 primarily due to higher contract charges on interest-sensitive life insurance products primarily resulting from the aging of our policyholders, growth in Allstate Benefits's accident and health insurance business in force and increased traditional life insurance premiums. Increased traditional life insurance premiums were primarily due to lower reinsurance premiums resulting from higher retention, partially offset by lower renewal premiums.

Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance, fixed annuities, funding agreements and, prior to December 31, 2011, bank deposits. The balance of contractholder funds is equal to the cumulative deposits received and interest credited to the contractholder less

cumulative contract benefits, surrenders, withdrawals, maturities and contract charges for mortality or administrative expenses. The following table shows the changes in contractholder funds for the years ended December 31.

($ in millions)	2012	2011	2010
Contractholder funds, beginning balance	$ 42,332	$ 48,195	$ 52,582
Deposits			
Fixed annuities	928	667	932
Interest-sensitive life insurance	1,347	1,291	1,515
Bank deposits	—	360	991
Total deposits	2,275	2,318	3,438
Interest credited	1,323	1,629	1,794
Benefits, withdrawals, maturities and other adjustments			
Benefits	(1,463)	(1,461)	(1,552)
Surrenders and partial withdrawals	(3,990)	(4,935)	(4,201)
Bank withdrawals	—	(1,463)	(1,002)
Maturities of and interest payments on institutional products	(138)	(867)	(1,833)
Contract charges	(1,066)	(1,028)	(983)
Net transfers from separate accounts	11	12	11
Fair value hedge adjustments for institutional products	—	(34)	(196)
Other adjustments [1]	35	(34)	137
Total benefits, withdrawals, maturities and other adjustments	(6,611)	(9,810)	(9,619)
Contractholder funds, ending balance	$ 39,319	$ 42,332	$ 48,195

[1] The table above illustrates the changes in contractholder funds, which are presented gross of reinsurance recoverables on the Consolidated Statements of Financial Position. The table above is intended to supplement our discussion and analysis of revenues, which are presented net of reinsurance on the Consolidated Statements of Operations. As a result, the net change in contractholder funds associated with products reinsured to third parties is reflected as a component of the other adjustments line.

Contractholder funds decreased 7.1%, 12.2% and 8.3% in 2012, 2011 and 2010, respectively, reflecting our continuing strategy to reduce our concentration in spread-based products. Average contractholder funds decreased 9.8% in 2012 compared to 2011 and 10.2% in 2011 compared to 2010.

Contractholder deposits decreased 1.9% in 2012 compared to 2011 primarily due to increased fixed annuity deposits driven by new equity-indexed annuity products launched in second quarter 2012 being more than offset by the absence of Allstate Bank deposits in 2012. Contractholder deposits decreased 32.6% in 2011 compared to 2010 primarily due to lower deposits on Allstate Bank products and fixed annuities. In September 2011, Allstate Bank stopped opening new customer accounts and all funds were returned to Allstate Bank account holders prior to December 31, 2011.

Surrenders and partial withdrawals on deferred fixed annuities and interest-sensitive life insurance products decreased 19.1% to $3.99 billion in 2012 from $4.94 billion in 2011. 2011 had elevated surrenders on fixed annuities resulting from crediting rate actions and a large number of contracts reaching the 30-45 day period (typically at their 5 or 6 year anniversary) during which there is no surrender charge. In 2011, surrenders and partial withdrawals on deferred fixed annuities and interest-sensitive life insurance products increased 17.5% to $4.94 billion from $4.20 billion in 2010 primarily due to higher surrenders on fixed annuities, partially offset by lower surrenders and partial withdrawals on interest-sensitive life insurance products. The surrender and partial withdrawal rate on deferred fixed annuities and interest-sensitive life insurance products, based on the beginning of year contractholder funds, was 11.3% in 2012 compared to 12.6% in 2011 and 10.1% in 2010.

Maturities of and interest payments on institutional products decreased to $138 million in 2012 from $867 million in 2011 and $1.83 billion in 2010, reflecting differences in the timing and magnitude of maturities for these declining obligations.

Net investment income decreased 2.5% to $2.65 billion in 2012 from $2.72 billion in 2011 primarily due to lower average investment balances and lower yields on fixed income securities, partially offset by income from limited partnerships. Net investment income decreased 4.8% to $2.72 billion in 2011 from $2.85 billion in 2010 primarily due to

lower average investment balances which were partially offset by higher yields. The higher yields are primarily attributable to yield optimization actions including the termination of interest rate swaps during the first quarter of 2011.

Net realized capital gains and losses for the years ended December 31 are presented in the following table.

($ in millions)	**2012**	**2011**	**2010**
Impairment write-downs	$ (51)	$ (246)	$ (501)
Change in intent write-downs	(17)	(51)	(142)
Net other-than-temporary impairment losses recognized in earnings	(68)	(297)	(643)
Sales	20	838	219
Valuation of derivative instruments	(16)	(237)	(94)
Settlements of derivative instruments	51	22	(31)
EMA limited partnership income [1]	—	62	32
Realized capital gains and losses, pre-tax	(13)	388	(517)
Income tax benefit (expense)	5	(138)	180
Realized capital gains and losses, after-tax	$ (8)	$ 250	$ (337)

[1] Income from EMA limited partnerships is reported in net investment income in 2012 and realized capital gains and losses in 2011 and 2010.

For further discussion of realized capital gains and losses, see the Investments section of the MD&A.

Analysis of costs and expenses Total costs and expenses decreased 7.7% or $345 million in 2012 compared to 2011 primarily due to lower interest credited to contractholder funds and amortization of DAC, partially offset by higher life and annuity contract benefits. Total costs and expenses decreased 0.5% or $21 million in 2011 compared to 2010 primarily due to lower interest credited to contractholder funds and life and annuity contract benefits, partially offset by higher amortization of DAC.

Life and annuity contract benefits increased 3.2% or $57 million in 2012 compared to 2011 primarily due to worse mortality experience on life insurance and the reduction in accident and health insurance reserves at Allstate Benefits in 2011, partially offset by lower sales of immediate annuities with life contingencies and the reduction in reserves for secondary guarantees on interest-sensitive life insurance. Our 2012 annual review of assumptions resulted in a $13 million decrease in the reserves for secondary guarantees on interest-sensitive life insurance due to favorable projected mortality.

Life and annuity contract benefits decreased 3.0% or $54 million in 2011 compared to 2010 primarily due to reserve reestimations recorded in second quarter 2010 that did not recur in 2011 and a $38 million reduction in accident and health insurance reserves at Allstate Benefits as of December 31, 2011 related to a contract modification, partially offset by unfavorable mortality experience on life insurance. The reserve reestimations in second quarter 2010 utilized more refined policy level information and assumptions. The increase in reserves for certain secondary guarantees on universal life insurance policies resulted in a charge to contract benefits of $68 million. The decrease in reserves for immediate annuities resulted in a credit to contract benefits of $26 million.

We analyze our mortality and morbidity results using the difference between premiums and contract charges earned for the cost of insurance and life and annuity contract benefits excluding the portion related to the implied interest on immediate annuities with life contingencies ("benefit spread"). This implied interest totaled $538 million, $541 million and $549 million in 2012, 2011 and 2010, respectively.

The benefit spread by product group for the years ended December 31 is disclosed in the following table.

($ in millions)	**2012**	**2011**	**2010**
Life insurance	$ 347	$ 355	$ 282
Accident and health insurance	303	329	252
Annuities	(66)	(55)	(25)
Total benefit spread	$ 584	$ 629	$ 509

Benefit spread decreased 7.2% or $45 million in 2012 compared to 2011 primarily due to worse mortality experience on life insurance and annuities and the reduction in accident and health insurance reserves at Allstate Benefits in 2011, partially offset by lower reinsurance premiums ceded on life insurance, higher cost of insurance contract charges on interest-sensitive life insurance and the reduction in reserves for secondary guarantees on interest-sensitive life insurance.

Benefit spread increased 23.6% or $120 million in 2011 compared to 2010 primarily due to reestimations of reserves that increased contract benefits for interest-sensitive life insurance and decreased contract benefits for immediate annuities with life contingencies in 2010, a reduction in accident and health insurance reserves at Allstate Benefits as of December 31, 2011 related to a contract modification, and favorable morbidity experience on certain accident and health products and growth at Allstate Benefits.

Interest credited to contractholder funds decreased 20.0% or $329 million in 2012 compared to 2011 primarily due to the valuation change on derivatives embedded in equity-indexed annuity contracts that reduced interest credited expense, lower average contractholder funds and lower interest crediting rates. Valuation changes on derivatives embedded in equity-indexed annuity contracts that are not hedged decreased interest credited to contractholder funds by $126 million in 2012 compared to an $18 million increase in 2011. During third quarter 2012, we reviewed the significant valuation inputs for these embedded derivatives and reduced the projected option cost to reflect management's current and anticipated crediting rate setting actions, which were informed by the existing and projected low interest rate environment and are consistent with our strategy to reduce exposure to spread-based business. The reduction in projected interest rates to the level currently being credited, approximately 2%, resulted in a reduction of contractholder funds and interest credited expense by $169 million. Amortization of deferred sales inducement costs was $14 million in 2012 compared to $23 million in 2011.

Interest credited to contractholder funds decreased 9.0% or $162 million in 2011 compared to 2010 primarily due to lower average contractholder funds and lower interest crediting rates on deferred fixed annuities, interest-sensitive life insurance and immediate fixed annuities. Additionally, valuation changes on derivatives embedded in equity-indexed annuity contracts that are not hedged increased interest credited to contractholder funds by $18 million in 2011. Amortization of deferred sales inducement costs was $23 million in 2011 compared to $27 million in 2010.

In order to analyze the impact of net investment income and interest credited to contractholders on net income, we monitor the difference between net investment income and the sum of interest credited to contractholder funds and the implied interest on immediate annuities with life contingencies, which is included as a component of life and annuity contract benefits on the Consolidated Statements of Operations ("investment spread").

The investment spread by product group for the years ended December 31 is shown in the following table.

($ in millions)	2012	2011	2010
Annuities and institutional products	$ 292	$ 188	$ 179
Life insurance	82	54	35
Accident and health insurance	25	19	18
Allstate Bank products	—	22	31
Net investment income on investments supporting capital	268	265	234
Investment spread before valuation changes on embedded derivatives that are not hedged	667	548	497
Valuation changes on derivatives embedded in equity-indexed annuity contracts that are not hedged	126	(18)	—
Total investment spread	$ 793	$ 530	$ 497

Investment spread before valuation changes on embedded derivatives that are not hedged increased 21.7% or $119 million in 2012 compared to 2011 due to income from limited partnerships and lower crediting rates, partially offset by lower yields on fixed income securities and the continued managed reduction in our spread-based business in force. Investment spread before valuation changes on embedded derivatives that are not hedged increased 10.3% or $51 million in 2011 compared to 2010 as actions to improve investment portfolio yields and lower crediting rates more than offset the effect of the continuing decline in our spread-based business in force. For further analysis on the valuation changes on derivatives embedded in equity-indexed annuity contracts, see the interest credited to contractholder funds section.

To further analyze investment spreads, the following table summarizes the weighted average investment yield on assets supporting product liabilities and capital, interest crediting rates and investment spreads.

	Weighted average investment yield			Weighted average interest crediting rate			Weighted average investment spreads		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Interest-sensitive life insurance	5.2%	5.4%	5.5%	4.0%	4.2%	4.4%	1.2%	1.2%	1.1%
Deferred fixed annuities and institutional products	4.6	4.6	4.4	3.2	3.3	3.2	1.4	1.3	1.2
Immediate fixed annuities with and without life contingencies	6.9	6.3	6.4	6.1	6.2	6.4	0.8	0.1	—
Investments supporting capital, traditional life and other products	4.0	3.9	3.7	n/a	n/a	n/a	n/a	n/a	n/a

The following table summarizes our product liabilities as of December 31 and indicates the account value of those contracts and policies in which an investment spread is generated.

($ in millions)	2012	2011	2010
Immediate fixed annuities with life contingencies	$ 8,889	$ 8,831	$ 8,696
Other life contingent contracts and other	6,006	5,575	4,754
Reserve for life-contingent contract benefits	$ 14,895	$ 14,406	$ 13,450
Interest-sensitive life insurance	$ 11,011	$ 10,826	$ 10,675
Deferred fixed annuities	22,066	25,228	29,367
Immediate fixed annuities without life contingencies	3,815	3,821	3,799
Institutional products	1,851	1,891	2,650
Allstate Bank products	—	—	1,091
Other	576	566	613
Contractholder funds	$ 39,319	$ 42,332	$ 48,195

The following table summarizes the weighted average guaranteed crediting rates and weighted average current crediting rates as of December 31, 2012 for certain fixed annuities and interest-sensitive life contracts where management has the ability to change the crediting rate, subject to a contractual minimum. Other products, including equity-indexed, variable and immediate annuities, equity-indexed and variable life, and institutional products totaling $10.72 billion of contractholder funds, have been excluded from the analysis because management does not have the ability to change the crediting rate or the minimum crediting rate is not considered meaningful in this context.

($ in millions)	Weighted average guaranteed crediting rates	Weighted average current crediting rates	Contractholder funds
Annuities with annual crediting rate resets	3.17%	3.18%	$ 10,654
Annuities with multi-year rate guarantees [(1)]:			
Resettable in next 12 months	2.05	3.93	1,610
Resettable after 12 months	1.56	3.54	5,434
Interest-sensitive life insurance	3.92	4.17	10,904

(1) These contracts include interest rate guarantee periods which are typically 5 or 6 years.

Amortization of DAC decreased 18.8% or $93 million in 2012 compared to 2011 and increased 70.3% or $204 million in 2011 compared to 2010. The components of amortization of DAC for the years ended December 31 are summarized in the following table.

($ in millions)	2012	2011	2010
Amortization of DAC before amortization relating to realized capital gains and losses, valuation changes on embedded derivatives that are not hedged and changes in assumptions	$ 310	$ 331	$ 270
Amortization relating to realized capital gains and losses [1] and valuation changes on embedded derivatives that are not hedged	57	156	36
Amortization acceleration (deceleration) for changes in assumptions ("DAC unlocking")	34	7	(16)
Total amortization of DAC	$ 401	$ 494	$ 290

[1] The impact of realized capital gains and losses on amortization of DAC is dependent upon the relationship between the assets that give rise to the gain or loss and the product liability supported by the assets. Fluctuations result from changes in the impact of realized capital gains and losses on actual and expected gross profits.

The decrease in DAC amortization in 2012 compared to 2011 was primarily due to decreased amortization relating to realized capital gains and losses and decreased amortization on fixed annuity products due to the DAC balance for contracts issued prior to 2010 being fully amortized, partially offset by increased amortization acceleration for changes in assumptions and increased amortization relating to valuation changes on embedded derivatives that are not hedged. Amortization relating to valuation changes on derivatives embedded in equity-indexed annuity contracts was $25 million in 2012.

The increase in DAC amortization in 2011 compared to 2010 was primarily due to increased amortization relating to realized capital gains, lower amortization in the second quarter of 2010 resulting from decreased benefit spread on interest-sensitive life insurance due to the reestimation of reserves, and an unfavorable change in amortization acceleration/deceleration for changes in assumptions.

Our annual comprehensive review of the profitability of our products to determine DAC balances for our interest-sensitive life, fixed annuities and other investment contracts covers assumptions for persistency, mortality, expenses, investment returns, including capital gains and losses, interest crediting rates to policyholders, and the effect of any hedges in all product lines. In 2012, the review resulted in an acceleration of DAC amortization (charge to income) of $34 million. Amortization acceleration of $38 million related to variable life insurance and was primarily due to an increase in projected mortality. Amortization acceleration of $4 million related to fixed annuities and was primarily due to lower projected investment returns. Amortization deceleration of $8 million related to interest-sensitive life insurance and was primarily due to an increase in projected persistency.

In 2011, the review resulted in an acceleration of DAC amortization of $7 million. Amortization acceleration of $12 million related to interest-sensitive life insurance and was primarily due to an increase in projected expenses. Amortization deceleration of $5 million related to equity-indexed annuities and was primarily due to an increase in projected investment margins.

In 2010, the review resulted in a deceleration of DAC amortization (credit to income) of $16 million. Amortization deceleration of $37 million related to variable life insurance and was primarily due to appreciation in the underlying separate account valuations. Amortization acceleration of $20 million related to interest-sensitive life insurance and was primarily due to an increase in projected realized capital losses and lower projected renewal premium (which is also expected to reduce persistency), partially offset by lower expenses.

The changes in DAC for the years ended December 31 are detailed in the following table.

($ in millions)	Traditional life and accident and health		Interest-sensitive life insurance		Fixed annuities		Total	
	2012	2011	2012	2011	2012	2011	2012	2011
Beginning balance	$ 616	$ 573	$ 1,698	$ 1,917	$ 209	$ 369	$ 2,523	$ 2,859
Acquisition costs deferred	154	133	192	178	25	22	371	333
Amortization of DAC before amortization relating to realized capital gains and losses, valuation changes on embedded derivatives that are not hedged and changes in assumptions [(1)]	(99)	(90)	(186)	(186)	(25)	(55)	(310)	(331)
Amortization relating to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged [(1)]	—	—	(18)	(21)	(39)	(135)	(57)	(156)
Amortization (acceleration) deceleration for changes in assumptions ("DAC unlocking") [(1)]	—	—	(30)	(12)	(4)	5	(34)	(7)
Effect of unrealized capital gains and losses [(2)]	—	—	(127)	(178)	(141)	3	(268)	(175)
Ending balance	$ 671	$ 616	$ 1,529	$ 1,698	$ 25	$ 209	$ 2,225	$ 2,523

[(1)] Included as a component of amortization of DAC on the Consolidated Statements of Operations.

[(2)] Represents the change in the DAC adjustment for unrealized capital gains and losses. The DAC adjustment balance was $(380) million and $(112) million as of December 31, 2012 and 2011, respectively, and represents the amount by which the amortization of DAC would increase or decrease if the unrealized gains and losses in the respective product portfolios were realized.

Operating costs and expenses increased 3.8% or $21 million in 2012 compared to 2011 and decreased 2.3% or $13 million in 2011 compared to 2010. The following table summarizes operating costs and expenses for the years ended December 31.

($ in millions)	2012	2011	2010
Non-deferrable commissions	$ 103	$ 111	$ 109
General and administrative expenses	421	385	396
Taxes and licenses	52	59	63
Total operating costs and expenses	$ 576	$ 555	$ 568
Restructuring and related charges	$ —	$ 1	$ (3)

General and administrative expenses increased 9.4% or $36 million in 2012 compared to 2011 primarily due to higher employee related expenses, lower reinsurance expense allowances and increased marketing costs, partially offset by a charge in 2011 related to the liquidation plan for Executive Life Insurance Company of New York, the elimination of expenses following our exit from the banking business in 2011 and lower pension costs.

General and administrative expenses decreased 2.8% or $11 million in 2011 compared to 2010 primarily due to lower employee and professional service costs, reduced insurance department assessments for 2011 and lower net Allstate agencies distribution channel expenses reflecting increased fees from sales of third party financial products, partially offset by a charge related to the liquidation plan for Executive Life Insurance Company of New York.

Gain on disposition of $18 million in 2012 relates to the amortization of the deferred gain from the disposition through reinsurance of substantially all of our variable annuity business in 2006, and the sale of Surety Life Insurance Company, which was not used for new business, in third quarter 2012. Loss on disposition of $7 million in 2011 included $22 million related to the dissolution of Allstate Bank. In 2011, after receiving regulatory approval to dissolve, Allstate Bank ceased operations. We canceled the bank's charter in March 2012 and effective July 1, 2012 The Allstate Corporation is no longer a savings and loan holding company.

Reinsurance ceded We enter into reinsurance agreements with unaffiliated reinsurers to limit our risk of mortality and morbidity losses. In addition, Allstate Financial has used reinsurance to effect the acquisition or disposition of certain blocks of business. We retain primary liability as a direct insurer for all risks ceded to reinsurers. As of December 31, 2012 and 2011, 39% and 42%, respectively, of our face amount of life insurance in force was reinsured. Additionally, we ceded substantially all of the risk associated with our variable annuity business and we cede 100% of the morbidity risk on substantially all of our long-term care contracts.

Our reinsurance recoverables, summarized by reinsurer as of December 31, are shown in the following table.

($ in millions)	Standard & Poor's financial strength rating [4]	Reinsurance recoverable on paid and unpaid benefits	
		2012	2011
Prudential Insurance Company of America	AA-	$ 1,691	$ 1,681
Employers Reassurance Corporation	A+	1,059	960
Transamerica Life Group	AA-	447	454
RGA Reinsurance Company	AA-	361	359
Swiss Re Life and Health America, Inc. [1]	AA-	217	212
Scottish Re Group [2]	N/A	131	134
Munich American Reassurance	AA-	131	127
Paul Revere Life Insurance Company	A	127	132
Mutual of Omaha Insurance	A+	96	96
Security Life of Denver	A-	83	71
Manulife Insurance Company	AA-	62	64
Lincoln National Life Insurance	AA-	60	63
Triton Insurance Company	N/A	55	56
American Health & Life Insurance Co.	N/A	45	48
Other [3]		123	120
Total		$ 4,688	$ 4,577

[1] The Company has extensive reinsurance contracts directly with Swiss Re and its affiliates and indirectly through Swiss Re's acquisition of other companies with whom we had reinsurance or retrocession contracts.

[2] The reinsurance recoverable on paid and unpaid benefits related to the Scottish Re Group as of December 31, 2012 comprised $71 million related to Scottish Re Life Corporation and $60 million related to Scottish Re (U.S.), Inc. The reinsurance recoverable on paid and unpaid benefits related to the Scottish Re Group as of December 31, 2011 comprised $73 million related to Scottish Re Life Corporation and $61 million related to Scottish Re (U.S.), Inc.

[3] As of December 31, 2012 and 2011, the other category includes $106 million and $103 million, respectively, of recoverables due from reinsurers with an investment grade credit rating from Standard & Poor's ("S&P").

[4] N/A reflects no rating available.

We continuously monitor the creditworthiness of reinsurers in order to determine our risk of recoverability on an individual and aggregate basis, and a provision for uncollectible reinsurance is recorded if needed. No amounts have been deemed unrecoverable in the three-years ended December 31, 2012.

We enter into certain intercompany reinsurance transactions for the Allstate Financial operations in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

INVESTMENTS 2012 HIGHLIGHTS

- Investments totaled $97.28 billion as of December 31, 2012, an increase of 1.7% from $95.62 billion as of December 31, 2011.
- Unrealized net capital gains totaled $5.55 billion as of December 31, 2012, increasing from $2.88 billion as of December 31, 2011.
- Net investment income was $4.01 billion in 2012, an increase of 1.0% from $3.97 billion in 2011.
- Net realized capital gains were $327 million in 2012 compared to $503 million in 2011.

INVESTMENTS

Overview and strategy The return on our investment portfolios is an important component of our financial results. Investment portfolios are segmented between the Property-Liability, Allstate Financial and Corporate and Other operations. While taking into consideration the investment portfolio in aggregate, we manage the underlying portfolios based upon the nature of each respective business and its corresponding liability structure.

We employ a strategic asset allocation approach which considers the nature of the liabilities and risk tolerances, as well as the risk and return parameters of the various asset classes in which we invest. This asset allocation is informed by our global economic and market outlook, as well as other inputs and constraints, including diversification effects,

duration, liquidity and capital considerations. Within the ranges set by the strategic asset allocation, tactical investment decisions are made in consideration of prevailing market conditions. We manage risks associated with interest rates, credit spreads, equity markets, real estate and currency exchange rates. Our continuing focus is to manage risks and returns and to position our portfolio to take advantage of market opportunities while attempting to mitigate adverse effects.

The Property-Liability portfolio's investment strategy emphasizes protection of principal and consistent income generation, within a total return framework. This approach, which has produced competitive returns over the long term, is designed to ensure financial strength and stability for paying claims, while maximizing economic value and surplus growth.

The Allstate Financial portfolio's investment strategy focuses on the total return of assets needed to support the underlying liabilities, asset-liability management and achieving an appropriate return on capital.

The Corporate and Other portfolio's investment strategy balances the unique liquidity needs of the portfolio in relation to the overall corporate capital structure with the pursuit of returns.

Investments outlook

We anticipate that interest rates may remain below historic averages for an extended period of time and that financial markets will continue to have periods of high volatility. Invested assets and income are expected to decline in line with reductions in contractholder funds for the Allstate Financial segment and as we continue to invest and reinvest proceeds at market yields that are below the current portfolio yield. We plan to focus on the following priorities:

- Optimizing return and risk in an uncertain economic climate and volatile investment markets.
- Reducing our exposure to interest rate risk by targeting a shorter maturity profile in the Property-Liability portfolio.
- Shifting the portfolio mix in the next few years to have less reliance on lending to borrowers and a greater proportion of ownership of assets including real estate and other cash-generating assets.
- Managing the alignment of assets with respect to Allstate Financial's changing liability profile.

Portfolio composition The composition of the investment portfolios as of December 31, 2012 is presented in the table below.

($ in millions)	Property-Liability [5]		Allstate Financial [5]		Corporate and Other [5]		Total	
		Percent to total		Percent to total		Percent to total		Percent to total
Fixed income securities [1]	$ 29,681	77.7%	$ 45,796	80.3%	$ 1,540	74.6%	$ 77,017	79.2%
Equity securities [2]	3,671	9.6	366	0.6	—	—	4,037	4.1
Mortgage loans	493	1.3	6,077	10.7	—	—	6,570	6.8
Limited partnership interests [3]	2,991	7.8	1,924	3.4	7	0.3	4,922	5.1
Short-term [4]	912	2.4	907	1.6	517	25.1	2,336	2.4
Other	467	1.2	1,929	3.4	—	—	2,396	2.4
Total	$ 38,215	100.0%	$ 56,999	100.0%	$ 2,064	100.0%	$ 97,278	100.0%

[1] Fixed income securities are carried at fair value. Amortized cost basis for these securities was $28.37 billion, $42.05 billion and $1.50 billion for Property-Liability, Allstate Financial and Corporate and Other, respectively.

[2] Equity securities are carried at fair value. Cost basis for these securities was $3.25 billion and $327 million for Property-Liability and Allstate Financial, respectively.

[3] We have commitments to invest in additional limited partnership interests totaling $1.13 billion and $947 million for Property-Liability and Allstate Financial, respectively.

[4] Short-term investments are carried at fair value. Amortized cost basis for these investments was $912 million, $907 million and $517 million for Property-Liability, Allstate Financial and Corporate and Other, respectively.

[5] Balances reflect the elimination of related party investments between segments.

Total investments increased to $97.28 billion as of December 31, 2012, from $95.62 billion as of December 31, 2011, primarily due to higher valuations of fixed income securities and positive Property-Liability operating cash flows, partially offset by net reductions in Allstate Financial's contractholder funds. Valuations of fixed income securities are typically driven by a combination of changes in relevant risk-free interest rates and credit spreads over the period. Risk-free interest rates are typically referenced as the yield on U.S. Treasury securities, whereas credit spread is the additional yield on fixed income securities above the risk-free rate that market participants require to compensate them

for assuming credit, liquidity and/or prepayment risks. The increase in valuation of fixed income securities during 2012 was due to tightening credit spreads and decreasing risk-free interest rates.

The Property-Liability investment portfolio increased to $38.22 billion as of December 31, 2012, from $36.00 billion as of December 31, 2011, primarily due to higher valuations of fixed income securities and positive operating cash flows, partially offset by dividends paid by Allstate Insurance Company ("AIC") to its parent, The Allstate Corporation (the "Corporation").

The Allstate Financial investment portfolio decreased to $57.00 billion as of December 31, 2012, from $57.37 billion as of December 31, 2011, primarily due to net reductions in contractholder funds of $3.01 billion, partially offset by higher valuations of fixed income securities.

The Corporate and Other investment portfolio decreased to $2.06 billion as of December 31, 2012, from $2.25 billion as of December 31, 2011, primarily due to offsetting capital transactions.

During 2012, strategic actions focused on optimizing portfolio yield, return and risk considerations in the low interest rate environment. We increased our investment in intermediate corporate fixed income securities and reduced our investment in long-duration municipal and corporate bonds, shorter duration U.S. government and agencies and asset-backed securities ("ABS"), as well as equity securities. This positioning, coupled with an increase in bank loans, has reduced our exposure to interest rate risk in the Property-Liability investment portfolio. While the dispositions generated net realized capital gains, we expect a decline in investment income prospectively due to the lower yield on the reinvestment of proceeds. We opportunistically reduced our investment in structured securities, including residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS") and ARS, taking advantage of increased valuations and demand. We also increased our limited partnership interests, consistent with our strategy to have a greater proportion of ownership of assets.

Fixed income securities by type are listed in the table below.

($ in millions)	**Fair value as of December 31, 2012**	**Percent to total investments**	**Fair value as of December 31, 2011**	**Percent to total investments**
U.S. government and agencies	$ 4,713	4.9%	$ 6,315	6.6%
Municipal	13,069	13.5	14,241	14.9
Corporate	48,537	49.9	43,581	45.6
Foreign government	2,517	2.6	2,081	2.2
ABS	3,624	3.7	3,966	4.1
RMBS	3,032	3.1	4,121	4.3
CMBS	1,498	1.5	1,784	1.9
Redeemable preferred stock	27	—	24	—
Total fixed income securities	$ 77,017	79.2%	$ 76,113	79.6%

As of December 31, 2012, 91.4% of the consolidated fixed income securities portfolio was rated investment grade, which is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, Kroll or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. All of our fixed income securities are rated by third party credit rating agencies, the National Association of Insurance Commissioners ("NAIC"), and/or are internally rated. Our initial investment decisions and ongoing monitoring procedures for fixed income securities are based on a thorough due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure, and liquidity risks of each issue.

The following table summarizes the fair value and unrealized net capital gains and losses for fixed income securities by credit rating as of December 31, 2012.

($ in millions)	Aaa		Aa		A	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
U.S. government and agencies	$ 4,713	$ 326	$ —	$ —	$ —	$ —
Municipal						
Tax exempt	1,343	43	3,852	201	1,929	132
Taxable	278	33	2,789	428	1,091	142
ARS	186	(15)	146	(19)	23	(4)
Corporate						
Public	935	70	2,731	187	12,670	1,046
Privately placed	1,185	68	1,343	112	4,035	367
Foreign government	1,047	116	654	34	413	31
ABS						
Collateralized debt obligations ("CDO")	153	5	608	3	251	(25)
Consumer and other asset-backed securities ("Consumer and other ABS")	1,182	49	437	9	385	10
RMBS						
U.S. government sponsored entities ("U.S. Agency")	1,387	59	—	—	—	—
Prime residential mortgage-backed securities ("Prime")	72	2	41	2	65	1
Alt-A residential mortgage-backed securities ("Alt-A")	4	—	1	—	25	1
Subprime residential mortgage-backed securities ("Subprime")	—	—	24	(1)	18	—
CMBS	802	40	100	3	155	5
Redeemable preferred stock	—	—	—	—	—	—
Total fixed income securities	$ 13,287	$ 796	$ 12,726	$ 959	$ 21,060	$ 1,706

	Baa		Ba or lower		Total	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
U.S. government and agencies	$ —	$ —	$ —	$ —	$ 4,713	$ 326
Municipal						
Tax exempt	626	30	288	(12)	8,038	394
Taxable	357	(7)	92	(12)	4,607	584
ARS	40	(8)	29	(2)	424	(48)
Corporate						
Public	14,506	1,149	3,212	165	34,054	2,617
Privately placed	6,549	395	1,371	35	14,483	977
Foreign government	403	46	—	—	2,517	227
ABS						
CDO	195	(28)	121	(26)	1,328	(71)
Consumer and other ABS	264	8	28	(4)	2,296	72
RMBS						
U.S. Agency	—	—	—	—	1,387	59
Prime	132	2	432	35	742	42
Alt-A	46	1	441	(3)	517	(1)
Subprime	9	—	335	(67)	386	(68)
CMBS	169	(4)	272	(56)	1,498	(12)
Redeemable preferred stock	26	4	1	—	27	4
Total fixed income securities	$ 23,322	$ 1,588	$ 6,622	$ 53	$ 77,017	$ 5,102

Municipal bonds, including tax exempt, taxable and ARS securities, totaled $13.07 billion as of December 31, 2012 with an unrealized net capital gain of $930 million. The municipal bond portfolio includes general obligations of state and local issuers and revenue bonds (including pre-refunded bonds, which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest).

The following table summarizes by state the fair value, amortized cost and credit rating of our municipal bonds, excluding $938 million of pre-refunded bonds, as of December 31, 2012.

($ in millions) **State**	**State general obligation**	**Local general obligation**	**Revenue** [(1)]	**Fair value**	**Amortized cost**	**Average credit rating**
Texas	$ 32	$ 385	$ 571	$ 988	$ 890	Aa
California	88	452	446	986	905	A
Florida	135	134	522	791	744	Aa
New York	27	102	590	719	674	Aa
Pennsylvania	110	89	275	474	458	Aa
Missouri	65	127	260	452	423	A
Michigan	64	96	283	443	410	Aa
Ohio	99	159	170	428	388	Aa
Illinois	—	115	286	401	353	A
Washington	26	50	271	347	322	Aa
All others	1,164	1,461	3,477	6,102	5,707	Aa
Total	$ 1,810	$ 3,170	$ 7,151	$ 12,131	$ 11,274	Aa

(1) The nature of the activities supporting revenue bonds is highly diversified and includes transportation, health care, industrial development, housing, higher education, utilities, recreation/convention centers and other activities.

Our practice for acquiring and monitoring municipal bonds is predominantly based on the underlying credit quality of the primary obligor. We currently rely on the primary obligor to pay all contractual cash flows and are not relying on bond insurers for payments. As a result of downgrades in the insurers' credit ratings, the ratings of the insured municipal bonds generally reflect the underlying ratings of the primary obligor. As of December 31, 2012, 99.6% of our insured municipal bond portfolio is rated investment grade.

ARS totaled $424 million as of December 31, 2012 with an unrealized net capital loss of $48 million. Our holdings primarily have a credit rating of Aaa and Aa. As of December 31, 2012, our ARS backed by student loans portfolio of $394 million was 76% to 100% insured by the U.S. Department of Education. All of our ARS holdings are experiencing failed auctions and we receive the failed auction rate or, for those which contain maximum reset rate formulas, we receive the contractual maximum rate. We anticipate that failed auctions may persist and most of our holdings will continue to pay the failed auction rate or, for those that contain maximum rate reset formulas, the maximum rate. Auctions continue to be conducted as scheduled for each of the securities.

Corporate bonds, including publicly traded and privately placed, totaled $48.54 billion as of December 31, 2012, with an unrealized net capital gain of $3.59 billion. Privately placed securities primarily consist of corporate issued senior debt securities that are directly negotiated with the borrower or are in unregistered form.

Our $14.48 billion portfolio of privately placed securities is broadly diversified by issuer, industry sector and country. The portfolio is made up of 518 issuers. Privately placed corporate obligations contain structural security features such as financial covenants and call protections that provide investors greater protection against credit deterioration, reinvestment risk or fluctuations in interest rates than those typically found in publicly registered debt securities. Additionally, investments in these securities are made after extensive due diligence of the issuer, typically including direct discussions with senior management and on-site visits to company facilities. Ongoing monitoring includes direct periodic dialog with senior management of the issuer and continuous monitoring of operating performance and financial position. Every issue not rated by an independent rating agency is internally rated with a formal rating affirmation at least once a year.

Foreign government securities totaled $2.52 billion as of December 31, 2012, with 100% rated investment grade and an unrealized net capital gain of $227 million. Of these securities, 55.0% are in Canadian governmental and provincial securities, 35.4% of which are held by our Canadian companies, 16.2% are backed by the U.S. government and the remaining 28.8% are highly diversified in other foreign governments.

ABS, RMBS and CMBS are structured securities that are primarily collateralized by residential and commercial real estate loans and other consumer or corporate borrowings. The cash flows from the underlying collateral paid to the securitization trust are generally applied in a pre-determined order and are designed so that each security issued by the trust, typically referred to as a "class", qualifies for a specific original rating. For example, the "senior" portion or "top" of the capital structure, or rating class, which would originally qualify for a rating of Aaa typically has priority in receiving

principal repayments on the underlying collateral and retains this priority until the class is paid in full. In a sequential structure, underlying collateral principal repayments are directed to the most senior rated Aaa class in the structure until paid in full, after which principal repayments are directed to the next most senior Aaa class in the structure until it is paid in full. Senior Aaa classes generally share any losses from the underlying collateral on a pro-rata basis after losses are absorbed by classes with lower original ratings. The payment priority and class subordination included in these securities serves as credit enhancement for holders of the senior or top portions of the structures. These securities continue to retain the payment priority features that existed at the origination of the securitization trust. Other forms of credit enhancement may include structural features embedded in the securitization trust, such as overcollateralization, excess spread and bond insurance. The underlying collateral can have fixed interest rates, variable interest rates (such as adjustable rate mortgages) or may contain features of both fixed and variable rate mortgages.

ABS, including CDO and Consumer and other ABS, totaled $3.62 billion as of December 31, 2012, with 95.9% rated investment grade and an unrealized net capital gain of $1 million. Credit risk is managed by monitoring the performance of the underlying collateral. Many of the securities in the ABS portfolio have credit enhancement with features such as overcollateralization, subordinated structures, reserve funds, guarantees and/or insurance.

CDO totaled $1.33 billion as of December 31, 2012, with 90.9% rated investment grade. CDO consist primarily of obligations collateralized by high yield and investment grade corporate credits including $1.14 billion of cash flow collateralized loan obligations ("CLO") with unrealized net capital losses of $22 million. Cash flow CLO are structures collateralized primarily by below investment grade senior secured corporate loans. The underlying collateral is generally actively managed by external managers that monitor the collateral's performance and is well diversified across industries and among issuers. The remaining $188 million of securities consisted of project finance CDO, market value CDO and trust preferred CDO with unrealized net capital losses of $49 million.

Consumer and other ABS totaled $2.30 billion as of December 31, 2012, with 98.8% rated investment grade. Consumer and other ABS consists of $486 million of consumer auto and $1.81 billion of other ABS with unrealized net capital gains of $9 million and $63 million, respectively.

RMBS, including U.S. Agency, Prime, Alt-A and Subprime, totaled $3.03 billion as of December 31, 2012, with 60.2% rated investment grade and an unrealized net capital gain of $32 million. The RMBS portfolio is subject to interest rate risk, but unlike other fixed income securities, is additionally subject to significant prepayment risk from the underlying residential mortgage loans. The credit risk associated with the U.S. Agency portfolio is mitigated because they were issued by or have underlying collateral guaranteed by U.S. government agencies. Prime are collateralized by residential mortgage loans issued to prime borrowers. Alt-A includes securities collateralized by residential mortgage loans issued to borrowers who do not qualify for prime financing terms due to high loan-to-value ratios or limited supporting documentation, but have stronger credit profiles than subprime borrowers. Subprime includes securities collateralized by residential mortgage loans issued to borrowers that cannot qualify for Prime or Alt-A financing terms due in part to weak or limited credit history. It also includes securities that are collateralized by certain second lien mortgages regardless of the borrower's credit history. The Subprime portfolio consisted of $264 million and $122 million of first lien and second lien securities, respectively. The Subprime portfolio unrealized net capital loss of $68 million as of December 31, 2012 was the result of wider credit spreads than at initial purchase. Wider spreads are largely due to the risk associated with the underlying collateral supporting certain Subprime securities.

CMBS totaled $1.50 billion as of December 31, 2012, with 81.8% rated investment grade and an unrealized net capital loss of $12 million. The CMBS portfolio is subject to credit risk and has a sequential paydown structure, but unlike certain other structured securities, is generally not subject to prepayment risk due to protections within the underlying commercial mortgage loans. Of the CMBS investments, 91.7% are traditional conduit transactions collateralized by commercial mortgage loans, broadly diversified across property types and geographical area. The remainder consists of non-traditional CMBS such as small balance transactions, large loan pools and single borrower transactions.

Equity securities Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. The equity securities portfolio was $4.04 billion as of December 31, 2012 compared to $4.36 billion as of December 31, 2011. The unrealized net capital gain totaled $460 million as of December 31, 2012 compared to $160 million as of December 31, 2011.

Mortgage loans Our mortgage loan portfolio, which is primarily held in the Allstate Financial portfolio, totaled $6.57 billion as of December 31, 2012, compared to $7.14 billion as of December 31, 2011, and primarily comprises loans secured by first mortgages on developed commercial real estate. Key considerations used to manage our exposure include property type and geographic diversification. For further detail on our mortgage loan portfolio, see Note 5 of the consolidated financial statements.

Limited partnership interests consist of investments in private equity/debt funds, real estate funds, hedge funds and tax credit funds. The limited partnership interests portfolio is well diversified across a number of characteristics including fund managers, vintage years, strategies, geography (including international), and company/property types. The following table presents information about our limited partnership interests as of December 31, 2012.

($ in millions)	Private equity/debt funds	Real estate funds	Hedge funds	Tax credit funds	Total
Cost method of accounting ("Cost")	$ 912	$ 448	$ 46	$ —	$ 1,406
Equity method of accounting ("EMA")	1,439	1,115	293	669	3,516
Total	$ 2,351 [1]	$ 1,563	$ 339	$ 669	$ 4,922
Number of managers	98	45	14	11	
Number of individual funds	165	96	38	21	
Largest exposure to single fund	$ 123	$ 224	$ 83	$ 56	

[1] Includes $479 million of infrastructure and real asset funds.

The following table shows the earnings from our limited partnership interests by fund type and accounting classification for the years ended December 31.

($ in millions)	2012				2011			
	Cost	EMA [1]	Total income	Impairment write-downs	Cost	EMA [1]	Total income	Impairment write-downs
Private equity/debt funds	$ 94	$ 152	$ 246	$ (2)	$ 77	$ 72	$ 149	$ (3)
Real estate funds	17	106	123	(4)	12	86	98	(3)
Hedge funds	—	7	7	(2)	—	12	12	—
Tax credit funds	—	(28)	(28)	—	(1)	(11)	(12)	—
Total	$ 111	$ 237	$ 348	$ (8)	$ 88	$ 159	$ 247	$ (6)

[1] Income from EMA limited partnerships is reported in net investment income in 2012 and realized capital gains and losses in 2011.

Limited partnership interests produced income, excluding impairment write-downs, of $348 million in 2012 compared to $247 million in 2011. Income on EMA limited partnerships is recognized on a delay due to the availability of the related financial statements. The recognition of income on hedge funds is primarily on a one-month delay and the income recognition on private equity/debt funds, real estate funds and tax credit funds are generally on a three-month delay. Income on cost method limited partnerships is recognized only upon receipt of amounts distributed by the partnerships.

Short-term investments Our short-term investment portfolio was $2.34 billion and $1.29 billion as of December 31, 2012 and 2011, respectively.

Other investments Our other investments as of December 31, 2012 primarily comprise $1.14 billion of policy loans, $682 million of bank loans, $319 million of agent loans and $133 million of certain derivatives. For further detail on our use of derivatives, see Note 7 of the consolidated financial statements.

Unrealized net capital gains totaled $5.55 billion as of December 31, 2012 compared to $2.88 billion as of December 31, 2011. The increase for fixed income securities was due to tightening credit spreads and decreasing

risk-free interest rates. The increase for equity securities was primarily due to positive returns in the equity markets. The following table presents unrealized net capital gains and losses as of December 31.

($ in millions)	2012	2011
U.S. government and agencies	$ 326	$ 349
Municipal	930	607
Corporate	3,594	2,364
Foreign government	227	215
ABS	1	(214)
RMBS	32	(411)
CMBS	(12)	(178)
Redeemable preferred stock	4	2
Fixed income securities	5,102	2,734
Equity securities	460	160
EMA limited partnerships	7	2
Derivatives	(22)	(17)
Unrealized net capital gains and losses, pre-tax	$ 5,547	$ 2,879

The unrealized net capital gains for the fixed income portfolio totaled $5.10 billion and comprised $5.63 billion of gross unrealized gains and $530 million of gross unrealized losses as of December 31, 2012. This is compared to unrealized net capital gains for the fixed income portfolio totaling $2.73 billion, comprised of $4.40 billion of gross unrealized gains and $1.67 billion of gross unrealized losses as of December 31, 2011. Unrealized capital gains and losses may decrease or increase as risk-free interest rates increase or decrease in the future.

Gross unrealized gains and losses on fixed income securities by type and sector as of December 31, 2012 are provided in the table below.

($ in millions)	Amortized cost	Gross unrealized		Fair value
		Gains	Losses	
Corporate:				
Banking	$ 3,707	$ 195	$ (55)	$ 3,847
Utilities	7,792	879	(17)	8,654
Capital goods	5,281	424	(15)	5,690
Financial services	3,436	257	(10)	3,683
Consumer goods (cyclical and non-cyclical)	9,960	758	(11)	10,707
Transportation	1,960	203	(8)	2,155
Technology	2,355	147	(4)	2,498
Basic industry	2,626	191	(3)	2,814
Energy	3,993	338	(1)	4,330
Communications	2,931	253	(1)	3,183
Other	902	76	(2)	976
Total corporate fixed income portfolio	44,943	3,721	(127)	48,537
U.S. government and agencies	4,387	326	—	4,713
Municipal	12,139	1,038	(108)	13,069
Foreign government	2,290	228	(1)	2,517
ABS	3,623	108	(107)	3,624
RMBS	3,000	142	(110)	3,032
CMBS	1,510	65	(77)	1,498
Redeemable preferred stock	23	4	—	27
Total fixed income securities	$ 71,915	$ 5,632	$ (530)	$ 77,017

The banking, utilities and capital goods sectors had the highest concentration of gross unrealized losses in our corporate fixed income securities portfolio as of December 31, 2012. In general, credit spreads remain wider than at initial purchase for most of the securities with gross unrealized losses in these categories.

The unrealized net capital gain for the equity portfolio totaled $460 million and comprised $494 million of gross unrealized gains and $34 million of gross unrealized losses as of December 31, 2012. This is compared to an unrealized net capital gain for the equity portfolio totaling $160 million, comprised of $369 million of gross unrealized gains and $209 million of gross unrealized losses as of December 31, 2011.

Gross unrealized gains and losses on equity securities by sector as of December 31, 2012 are provided in the table below.

($ in millions)	Cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Energy	$ 194	$ 27	$ (7)	$ 214
Consumer goods (cyclical and non-cyclical)	643	117	(5)	755
Technology	213	44	(5)	252
Basic industry	138	30	(5)	163
Financial services	183	35	(3)	215
Capital goods	160	31	(2)	189
Utilities	76	7	(2)	81
Index-based funds	403	46	(1)	448
Banking	143	27	(1)	169
Communications	110	25	(1)	134
Real estate	102	19	(1)	120
Transportation	42	12	(1)	53
Emerging market fixed income funds	753	55	—	808
Emerging market equity funds	417	19	—	436
Total equity securities	$ 3,577	$ 494	$ (34)	$ 4,037

Within the equity portfolio, the losses were primarily concentrated in the energy, consumer goods, technology and basic industry sectors. The unrealized losses were company and sector specific. As of December 31, 2012, we have the intent and ability to hold our equity securities with unrealized losses until recovery.

As of December 31, 2012, the total fair value of our direct investments in fixed income and equity securities in the Eurozone (European Union member states using the Euro currency) is $1.48 billion, with net unrealized capital gains of $62 million, comprised of $83 million of gross unrealized gains and $21 million of gross unrealized losses. The following table summarizes our total direct exposure related to the Eurozone and the "GIIPS" group of countries, including Greece, Ireland, Italy, Portugal and Spain. As of December 31, 2012, we do not have any direct exposure to Greece. We have no sovereign debt investments in the Eurozone.

($ in millions)	Financials [1]		Non-financials [2]		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
GIIPS						
Fixed income securities	$ 25	$ (7)	$ 365	$ (9)	$ 390	$ (16)
Equity securities	1	—	—	—	1	—
Total	26	(7)	365	(9)	391	(16)
Eurozone non-GIIPS						
Fixed income securities	165	(4)	921	(1)	1,086	(5)
Equity securities	2	—	3	—	5	—
Total	167	(4)	924	(1)	1,091	(5)
Total Eurozone	$ 193	$ (11)	$ 1,289	$ (10)	$ 1,482	$ (21)

[1] Financials primarily includes banking and financial services.

[2] Non-financials primarily includes energy, capital goods, consumer goods, communication, technology and basic industries.

Other direct exposure to investments in fixed income and equity securities in European Union ("EU") member states that do not use the Euro currency is $2.29 billion, with net unrealized capital gains of $183 million. Remaining

direct exposure to non-EU countries total $885 million, with net unrealized capital gains of $78 million. The large majority of these investments are in multinational public companies with global revenue sources that are well diversified across region and sector, including a higher allocation to energy, capital goods, non-cyclical consumer goods and communications sectors. We also have additional indirect and diversified exposures through investments in multinational equity funds and limited partnership interests that invest in Europe. We estimate these indirect exposures do not exceed 1% of total investments.

Net investment income The following table presents net investment income for the years ended December 31.

($ in millions)	2012	2011	2010
Fixed income securities	$ 3,234	$ 3,484	$ 3,737
Equity securities	127	122	90
Mortgage loans	374	359	385
Limited partnership interests [1]	348	88	40
Short-term investments	6	6	8
Other	132	95	19
Investment income, before expense	4,221	4,154	4,279
Investment expense	(211)	(183)	(177)
Net investment income	$ 4,010	$ 3,971	$ 4,102

[1] Income from EMA limited partnerships is reported in net investment income in 2012 and realized capital gains and losses in 2011 and 2010.

Net investment income increased 1.0% or $39 million in 2012 compared to 2011, after decreasing 3.2% or $131 million in 2011 compared to 2010. The 2012 increase was primarily due to income from limited partnerships, partially offset by lower average investment balances and lower fixed income yields. The 2011 decline was primarily due to lower average investment balances, partially offset by higher yields.

Realized capital gains and losses The following table presents the components of realized capital gains and losses and the related tax effect for the years ended December 31.

($ in millions)	2012	2011	2010
Impairment write-downs	$ (185)	$ (496)	$ (797)
Change in intent write-downs	(48)	(100)	(204)
Net other-than-temporary impairment losses recognized in earnings	(233)	(596)	(1,001)
Sales	536	1,336	686
Valuation of derivative instruments	(11)	(291)	(427)
Settlements of derivative instruments	35	(105)	(174)
EMA limited partnership income [1]	—	159	89
Realized capital gains and losses, pre-tax	327	503	(827)
Income tax (expense) benefit	(111)	(179)	290
Realized capital gains and losses, after-tax	$ 216	$ 324	$ (537)

[1] Income from EMA limited partnerships is reported in net investment income in 2012 and realized capital gains and losses in 2011 and 2010.

Impairment write-downs for the years ended December 31 are presented in the following table.

($ in millions)	2012	2011	2010
Fixed income securities	$ (108)	$ (302)	$ (626)
Equity securities	(63)	(131)	(57)
Mortgage loans	5	(37)	(65)
Limited partnership interests	(8)	(6)	(46)
Other investments	(11)	(20)	(3)
Impairment write-downs	$ (185)	$ (496)	$ (797)

Impairment write-downs on fixed income securities in 2012 were primarily driven by RMBS and CMBS that experienced deterioration in expected cash flows and municipal and corporate fixed income securities impacted by issuer specific circumstances. Equity securities were written down primarily due to the length of time and extent to which fair value was below cost, considering our assessment of the financial condition and near-term and long-term prospects of the issuer, including relevant industry conditions and trends.

Impairment write-downs in 2011 were primarily driven by RMBS, which experienced deterioration in expected cash flows; investments with commercial real estate exposure, including CMBS, mortgage loans and municipal bonds, which were impacted by lower real estate valuations or experienced deterioration in expected cash flows; and corporate fixed income securities impacted by issuer specific circumstances.

Change in intent write-downs were $48 million, $100 million and $204 million in 2012, 2011 and 2010, respectively. The change in intent write-downs in 2012 were primarily a result of ongoing comprehensive reviews of our portfolios resulting in write-downs of individually identified investments, primarily RMBS and equity securities. The change in intent write-downs in 2011 were primarily a result of ongoing comprehensive reviews of our portfolios resulting in write-downs of individually identified investments, primarily lower yielding, floating rate RMBS and municipal bonds, and equity securities.

Sales generated $536 million, $1.34 billion and $686 million of net realized gains in 2012, 2011 and 2010, respectively. The sales in 2012 primarily related to corporate, municipal and U.S. government and agencies fixed income securities and equity securities in connection with portfolio repositioning. The sales in 2011 were primarily due to $1.11 billion of net gains on sales of corporate, foreign government, U.S. government, ABS, U.S. Agency and municipal fixed income securities and $202 million of net gains on sales of equity securities.

Valuation and settlements of derivative instruments net realized capital gains totaling $24 million in 2012 included $11 million of losses on the valuation of derivative instruments and $35 million of gains on the settlements of derivative instruments. The net realized capital gains on derivative instruments in 2012 primarily included gains on credit default swaps due to the tightening of credit spreads on the underlying credit names. In 2011, net realized capital losses on the valuation and settlements of derivative instruments totaled $396 million, including $291 million of losses on the valuation of derivative instruments and $105 million of losses on the settlements of derivative instruments. The net realized capital losses on derivative instruments in 2011 primarily included losses on interest rate risk management due to decreases in interest rates. As a component of our approach to managing interest rate risk, realized gains and losses on certain derivative instruments are most appropriately considered in conjunction with the unrealized gains and losses on the fixed income portfolio. This approach mitigates the impacts of general interest rate changes to our overall financial condition.

MARKET RISK

Market risk is the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. Adverse changes to these rates and prices may occur due to changes in fiscal policy, the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants or changes in market perceptions of credit worthiness and/or risk tolerance. Our primary market risk exposures are to changes in interest rates, credit spreads and equity prices.

The active management of market risk is integral to our results of operations. We may use the following approaches to manage exposure to market risk within defined tolerance ranges: 1) rebalancing existing asset or liability portfolios, 2) changing the type of investments purchased in the future and 3) using derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased. For a more detailed discussion of our use of derivative financial instruments, see Note 7 of the consolidated financial statements.

Overview In formulating and implementing guidelines for investing funds, we seek to earn returns that enhance our ability to offer competitive rates and prices to customers while contributing to attractive and stable profits and long-term capital growth. Accordingly, our investment decisions and objectives are a function of the underlying risks and product profiles of each business.

Investment policies define the overall framework for managing market and other investment risks, including accountability and controls over risk management activities. Subsidiaries that conduct investment activities follow policies that have been approved by their respective boards of directors. These investment policies specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile and regulatory requirements of the subsidiary. Executive oversight of investment activities is conducted primarily through subsidiaries' boards of directors and investment committees. For Allstate Financial, its asset-liability management ("ALM") policies

further define the overall framework for managing market and investment risks. ALM focuses on strategies to enhance yields, mitigate market risks and optimize capital to improve profitability and returns for Allstate Financial. Allstate Financial ALM activities follow asset-liability policies that have been approved by their respective boards of directors. These ALM policies specify limits, ranges and/or targets for investments that best meet Allstate Financial's business objectives in light of its product liabilities.

We use quantitative and qualitative market-based approaches to measure, monitor and manage market risk. We evaluate our exposure to market risk through the use of multiple measures including but not limited to duration, value-at-risk, scenario analysis and sensitivity analysis. Duration measures the price sensitivity of assets and liabilities to changes in interest rates. For example, if interest rates increase 100 basis points, the fair value of an asset with a duration of 5 is expected to decrease in value by 5%. Value-at-risk is a statistical estimate of the probability that the change in fair value of a portfolio will exceed a certain amount over a given time horizon. Scenario analysis estimates the potential changes in the fair value of a portfolio that could occur under different hypothetical market conditions defined by changes to multiple market risk factors: interest rates, credit spreads, equity prices or currency exchange rates. Sensitivity analysis estimates the potential changes in the fair value of a portfolio that could occur under different hypothetical shocks to a market risk factor. In general, we establish investment portfolio asset allocation and market risk limits for the Property-Liability and Allstate Financial businesses based upon a combination of duration, value-at-risk, scenario analysis and sensitivity analysis. The asset allocation limits place restrictions on the total funds that may be invested within an asset class. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies. For Allstate Financial, this day-to-day management is integrated with and informed by the activities of the ALM organization. This integration is intended to result in a prudent, methodical and effective adjudication of market risk and return, conditioned by the unique demands and dynamics of Allstate Financial's product liabilities and supported by the continuous application of advanced risk technology and analytics.

Although we apply a similar overall philosophy to market risk, the underlying business frameworks and the accounting and regulatory environments differ considerably between the Property-Liability and Allstate Financial businesses affecting investment decisions and risk parameters.

Interest rate risk is the risk that we will incur a loss due to adverse changes in interest rates relative to the characteristics of our interest bearing assets and liabilities. This risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets and issue interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields.

We manage the interest rate risk in our assets relative to the interest rate risk in our liabilities. One of the measures used to quantify this exposure is duration. The difference in the duration of our assets relative to our liabilities is our duration gap. To calculate the duration gap between assets and liabilities, we project asset and liability cash flows and calculate their net present value using a risk-free market interest rate adjusted for credit quality, sector attributes, liquidity and other specific risks. Duration is calculated by revaluing these cash flows at alternative interest rates and determining the percentage change in aggregate fair value. The cash flows used in this calculation include the expected maturity and repricing characteristics of our derivative financial instruments, all other financial instruments, and certain other items including unearned premiums, property-liability insurance claims and claims expense reserves, annuity liabilities and other interest-sensitive liabilities. The projections include assumptions (based upon historical market experience and our experience) that reflect the effect of changing interest rates on the prepayment, lapse, leverage and/or option features of instruments, where applicable. The preceding assumptions relate primarily to mortgage-backed securities, municipal housing bonds, callable municipal and corporate obligations, and fixed rate single and flexible premium deferred annuities. Additionally, the calculations include assumptions regarding the renewal of property-liability policies.

As of December 31, 2012, the difference between our asset and liability duration was a (0.23) gap, compared to a 0.14 gap as of December 31, 2011. A negative duration gap indicates that the fair value of our liabilities is more sensitive to interest rate movements than the fair value of our assets, while a positive duration gap indicates that the fair value of our assets is more sensitive to interest rate movements than the fair value of our liabilities. The Property-Liability segment generally maintains a positive duration gap between its assets and liabilities due to the relatively short duration of auto and homeowners claims, which are its primary liabilities. The Allstate Financial segment may have a positive or negative duration gap, as the duration of its assets and liabilities vary with its product mix and investing activity. As of December 31, 2012, Property-Liability had a positive duration gap while Allstate Financial had a negative duration gap.

In the management of investments supporting the Property-Liability business, we adhere to an objective of emphasizing safety of principal and consistency of income within a total return framework. This approach is designed to ensure our financial strength and stability for paying claims, while maximizing economic value and surplus growth.

For the Allstate Financial business, we seek to invest premiums, contract charges and deposits to generate future cash flows that will fund future claims, benefits and expenses, and that will earn stable returns across a wide variety of interest rate and economic scenarios. To achieve this objective and limit interest rate risk for Allstate Financial, we adhere to a philosophy of managing the duration of assets and related liabilities within predetermined tolerance levels. This philosophy is executed using duration targets for fixed income investments in addition to interest rate swaps, futures, forwards, caps, floors and swaptions to reduce the interest rate risk resulting from mismatches between existing assets and liabilities, and financial futures and other derivative instruments to hedge the interest rate risk of anticipated purchases and sales of investments and product sales to customers.

Based upon the information and assumptions used in the duration calculation, and interest rates in effect as of December 31, 2012, we estimate that a 100 basis point immediate, parallel increase in interest rates ("rate shock") would increase the net fair value of the assets and liabilities by $211 million, compared to a decrease of $127 million as of December 31, 2011, reflecting year to year changes in duration. Reflected in the duration calculation are the effects of a program that uses swaps, eurodollar futures, options on Treasury futures and interest rate swaptions to manage interest rate risk. In calculating the impact of a 100 basis point increase on the value of the derivatives, we have assumed interest rate volatility remains constant. Based on the swaps, eurodollar futures, options on Treasury futures and interest rate swaptions in place as of December 31, 2012, we would recognize realized capital losses totaling $2 million in the event of a 100 basis point immediate, parallel interest rate increase and $2 million in realized capital gains in the event of a 100 basis point immediate, parallel interest rate decrease on these derivatives. The selection of a 100 basis point immediate, parallel change in interest rates should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event. The above estimate excludes the traditional and interest-sensitive life insurance products that are not considered financial instruments and the $12.04 billion of assets supporting them and the associated liabilities. The $12.04 billion of assets excluded from the calculation has increased from $10.49 billion as of December 31, 2011, due to an increase in interest-sensitive life contractholder funds and improved fixed income valuations as a result of declining risk-free interest rates and tightening of credit spreads in certain sectors. Based on assumptions described above, in the event of a 100 basis point immediate increase in interest rates, the assets supporting life insurance products would decrease in value by $737 million, compared to a decrease of $660 million as of December 31, 2011.

To the extent that conditions differ from the assumptions we used in these calculations, duration and rate shock measures could be significantly impacted. Additionally, our calculations assume that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the effect of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Credit spread risk is the risk that we will incur a loss due to adverse changes in credit spreads ("spreads"). This risk arises from many of our primary activities, as we invest substantial funds in spread-sensitive fixed income assets.

We manage the spread risk in our assets. One of the measures used to quantify this exposure is spread duration. Spread duration measures the price sensitivity of the assets to changes in spreads. For example, if spreads increase 100 basis points, the fair value of an asset exhibiting a spread duration of 5 is expected to decrease in value by 5%.

Spread duration is calculated similarly to interest rate duration. As of December 31, 2012, the spread duration of Property-Liability assets was 4.04, compared to 4.77 as of December 31, 2011, and the spread duration of Allstate Financial assets was 5.85, compared to 5.58 as of December 31, 2011. Based upon the information and assumptions we use in this spread duration calculation, and spreads in effect as of December 31, 2012, we estimate that a 100 basis point immediate, parallel increase in spreads across all asset classes, industry sectors and credit ratings ("spread shock") would decrease the net fair value of the assets by $4.04 billion, compared to $4.10 billion as of December 31, 2011. Reflected in the duration calculation are the effects of our tactical actions that use credit default swaps to manage spread risk. The selection of a 100 basis point immediate parallel change in spreads should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

Equity price risk is the risk that we will incur losses due to adverse changes in the general levels of the equity markets. As of December 31, 2012, we held $3.99 billion in common stocks and exchange traded and mutual funds and $4.97 billion in other securities with equity risk (including primarily limited partnership interests, non-redeemable preferred securities and equity-linked notes), compared to $4.26 billion and $4.82 billion, respectively, as of

December 31, 2011. 90.8% and 60.2% of these totals, respectively, represented assets of the Property-Liability operations as of December 31, 2012, compared to 95.7% and 63.3%, respectively, as of December 31, 2011.

As of December 31, 2012, our portfolio of common stocks and other securities with equity risk had a cash market portfolio beta of 0.86, compared to a beta of 0.72 as of December 31, 2011. Beta represents a widely used methodology to describe, quantitatively, an investment's market risk characteristics relative to an index such as the Standard & Poor's 500 Composite Price Index ("S&P 500"). Based on the beta analysis, we estimate that if the S&P 500 increases or decreases by 10%, the fair value of our equity investments will increase or decrease by 8.6%, respectively. Based upon the information and assumptions we used to calculate beta as of December 31, 2012, we estimate that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of our equity investments identified above by $766 million, compared to $652 million as of December 31, 2011, and an immediate increase in the S&P 500 of 10% would increase the net fair value by $766 million compared to $654 million as of December 31, 2011. The selection of a 10% immediate decrease or increase in the S&P 500 should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

The beta of our common stocks and other securities with equity risk was determined by calculating the change in the fair value of the portfolio resulting from stressing the equity market up and down 10%. The illustrations noted above may not reflect our actual experience if the future composition of the portfolio (hence its beta) and correlation relationships differ from the historical relationships.

As of December 31, 2012 and 2011, we had separate accounts assets related to variable annuity and variable life contracts with account values totaling $6.61 billion and $6.98 billion, respectively. Equity risk exists for contract charges based on separate account balances and guarantees for death and/or income benefits provided by our variable products. In 2006, we disposed of substantially all of the variable annuity business through reinsurance agreements with The Prudential Insurance Company of America, a subsidiary of Prudential Financial Inc. and therefore mitigated this aspect of our risk. Equity risk for our variable life business relates to contract charges and policyholder benefits. Total variable life contract charges for 2012 and 2011 were $71 million and $76 million, respectively. Separate account liabilities related to variable life contracts were $767 million and $716 million in December 31, 2012 and 2011, respectively.

As of December 31, 2012 and 2011 we had $3.63 billion and $3.87 billion, respectively, in equity-indexed annuity liabilities that provide customers with interest crediting rates based on the performance of the S&P 500. We hedge the majority of the risk associated with these liabilities using equity-indexed options and futures and eurodollar futures, maintaining risk within specified value-at-risk limits.

Foreign currency exchange rate risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk primarily arises from our foreign equity investments, including real estate funds and private equity funds, and our Canadian and Northern Ireland operations. We also have investments in certain fixed income securities and emerging market fixed income funds that are denominated in foreign currencies; however, derivatives are used to hedge approximately 28% of this foreign currency risk.

As of December 31, 2012, we had $1.11 billion in foreign currency denominated equity investments, $858 million net investment in our foreign subsidiaries, and $548 million in unhedged non-dollar pay fixed income securities. These amounts were $1.24 billion, $786 million, and $363 million, respectively, as of December 31, 2011. 78.9% of the foreign currency exposure is in the Property-Liability business.

Based upon the information and assumptions used as of December 31, 2012, we estimate that a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would decrease the value of our foreign currency denominated instruments by $264 million, compared with an estimated $225 million decrease as of December 31, 2011. The selection of a 10% immediate decrease in all currency exchange rates should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

The modeling technique we use to report our currency exposure does not take into account correlation among foreign currency exchange rates. Even though we believe it is very unlikely that all of the foreign currency exchange rates that we are exposed to would simultaneously decrease by 10%, we nonetheless stress test our portfolio under this and other hypothetical extreme adverse market scenarios. Our actual experience may differ from these results because of assumptions we have used or because significant liquidity and market events could occur that we did not foresee.

PENSION PLANS

We have defined benefit pension plans, which cover most full-time, certain part-time employees and employee-agents. See Note 17 of the consolidated financial statements for a complete discussion of these plans and their effect on

the consolidated financial statements. The pension and other postretirement plans may be amended or terminated at any time. Any revisions could result in significant changes to our obligations and our obligation to fund the plans.

We report unrecognized pension and other postretirement benefit cost in the Consolidated Statements of Financial Position as a component of accumulated other comprehensive income in shareholders' equity. It represents the after-tax differences between the fair value of plan assets and the projected benefit obligation ("PBO") for pension plans and the accumulated postretirement benefit obligation for other postretirement plans that have not yet been recognized as a component of net periodic cost. The measurement of the unrecognized pension and other postretirement benefit cost can vary based upon the fluctuations in the fair value of plan assets and the actuarial assumptions used for the plans as discussed below. The unrecognized pension and other postretirement benefit cost as of December 31, 2012 was $1.73 billion, an increase of $302 million from $1.43 billion as of December 31, 2011. The increase was the result of updated actuarial assumptions primarily the discount rates. As of December 31, 2012, $1.88 billion related to pension benefits and $(150) million related to other postretirement benefits.

The components of net periodic pension cost for all pension plans for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Service cost	$ 152	$ 151	$ 150
Interest cost	298	322	320
Expected return on plan assets	(393)	(367)	(331)
Amortization of:			
Prior service credit	(2)	(2)	(2)
Net actuarial loss	178	154	160
Settlement loss	33	46	48
Net periodic cost	$ 266	$ 304	$ 345

The service cost component is the actuarial present value of the benefits attributed by the plans benefit formula to services rendered by the employees during the period. Interest cost is the increase in the PBO in the period due to the passage of time at the discount rate. Interest cost fluctuates as the discount rate changes and is also impacted by the related change in the size of the PBO. The change in the PBO due to the change in the discount rate is deferred as a component of net actuarial loss. It is recorded in accumulated other comprehensive income as unrecognized pension benefit cost and may be amortized.

The expected return on plan assets is determined as the product of the expected long-term rate of return on plan assets and the adjusted fair value of plan assets, referred to as the market-related value of plan assets. To determine the market-related value, the fair value of plan assets is adjusted annually so that differences between changes in the fair value of equity securities and hedge fund limited partnerships and the expected long-term rate of return on these securities are recognized into the market-related value of plan assets over a five year period. We believe this is consistent with the long-term nature of pension obligations.

The difference between the actual return on plan assets and the expected return on plan assets is deferred as a component of net actuarial loss. It is recorded in accumulated other comprehensive income as unrecognized pension benefit cost and may be amortized. The market-related value adjustment represents the current difference between actual returns and expected returns on equity securities and hedge fund limited partnerships recognized over a five year period. The market-related value adjustment is a deferred net gain of $460 million as of December 31, 2012. The expected return on plan assets fluctuates when the market-related value of plan assets changes and when the expected long-term rate of return on plan assets assumption changes.

Amortization of net actuarial loss in pension cost is recorded when the net actuarial loss including the unamortized market-related value adjustment exceeds 10% of the greater of the PBO or the market-related value of plan assets. The amount of amortization is equal to the excess divided by the average remaining service period for active employees for each plan, which approximates 9 years for Allstate's largest plan. As a result, the effect of changes in the PBO due to changes in the discount rate and changes in the fair value of plan assets may be experienced in our net periodic pension cost in periods subsequent to those in which the fluctuations actually occur.

Net actuarial loss fluctuates as the discount rate fluctuates, as the actual return on plan assets differ from the expected long-term rate of return on plans assets, and as actual plan experience differs from other actuarial assumptions. Net actuarial loss related to changes in the discount rate will change when interest rates change and from amortization of net actuarial loss when there is an excess sufficient to qualify for amortization. Net actuarial loss related to changes in the fair value of plan assets will change when plan assets change in fair value and when there is an excess sufficient to qualify for amortization. Other net actuarial loss will change over time due to changes in other valuation assumptions and the plan participants or when there is an excess sufficient to qualify for amortization.

The change in the discount rate increased the net actuarial loss by $806 million, $407 million, and $166 million in 2012, 2011 and 2010, respectively. The difference between actual and expected returns on plan assets (decreased) increased the net actuarial loss by $(201) million, $100 million, and $(164) million in 2012, 2011 and 2010, respectively.

Net periodic pension cost in 2013 is estimated to be $333 million based on current assumptions, including settlement charges. This represents an increase compared to $266 million in 2012 due to an increase in the amortization expense for prior years net actuarial losses (gain) which increased due to a lower discount rate used to value the pension plans. Net periodic pension cost decreased in 2012 compared to $304 million in 2011 primarily due to an increase in the expected return on plan assets, a lower discount rate used to value the pension plans and a decrease in settlement charges partially offset by increased amortization of net actuarial loss (gain). Net periodic pension cost decreased in 2011 compared to $345 million in 2010 primarily due to an increase in the expected return on plan assets. In 2012, 2011 and 2010, net pension cost included non-cash settlement charges primarily resulting from lump sum distributions made to agents. Settlement charges also occurred during 2012, 2011 and 2010 related to the Supplemental Retirement Income Plan as a result of lump sum payments made from the plan. Settlement charges are likely to continue for some period in the future as we settle our remaining agent pension obligations by making lump sum distributions to agents.

Since December 31, 2007, unrecognized pension benefit cost, pre-tax, has increased approximately $2 billion, approximately one third of which arose from asset returns differing from expected returns and approximately two thirds of which is related to changes in the discount rates which have been declining over this period. As of December 31, 2012, the discount rate had declined over the last five years from 6.5% to 4.0%, due to the decline in the weighted average yields of the investments that qualify for consideration to establish the assumption for the discount rate. Also, plan assets sustained net losses in 2008 primarily due to declines in equity and credit markets.

These changes in discount rates and prior year asset losses, combined with all other unrecognized actuarial gains and losses, resulted in a net actuarial loss of $2.89 billion and amortization of net actuarial loss (and additional net periodic pension cost) of $178 million in 2012 and $153 million in 2011. We anticipate that the net actuarial loss for our pension plans will exceed 10% of the greater of the PBO or the market-related value of assets in 2013 and into the foreseeable future, resulting in additional amortization and net periodic pension cost. The net actuarial loss will be amortized over the remaining service life of active employees (approximately 9 years) or will reverse with increases in the discount rate or better than expected returns on plan assets.

Amounts recorded for net periodic pension cost and accumulated other comprehensive income are significantly affected by changes in the assumptions used to determine the discount rate and the expected long-term rate of return on plan assets. The discount rate is based on rates at which expected pension benefits attributable to past employee service could effectively be settled on a present value basis at the measurement date. We develop the assumed discount rate by utilizing the weighted average yield of a theoretical dedicated portfolio derived from non-callable bonds and bonds with a make-whole provision available in the Bloomberg corporate bond universe having ratings of at least "AA" by S&P or at least "Aa" by Moody's on the measurement date with cash flows that match expected plan benefit requirements. Significant changes in discount rates, such as those caused by changes in the credit spreads, yield curve, the mix of bonds available in the market, the duration of selected bonds and expected benefit payments, may result in volatility in pension cost and accumulated other comprehensive income.

Holding other assumptions constant, a hypothetical decrease of 100 basis points in the discount rate would result in an increase of $51 million in net periodic pension cost and a $503 million increase in the unrecognized pension cost liability recorded as accumulated other comprehensive income as of December 31, 2012, compared to an increase of $52 million in net periodic pension cost and a $427 million increase in the unrecognized pension cost liability as of December 31, 2011. A hypothetical increase of 100 basis points in the discount rate would decrease net periodic pension cost by $45 million and would decrease the unrecognized pension cost liability recorded as accumulated other comprehensive income by $421 million as of December 31, 2012, compared to a decrease in net periodic pension cost of $46 million and a $360 million decrease in the unrecognized pension cost liability recorded as accumulated other comprehensive income as of December 31, 2011. This non-symmetrical range results from the non-linear relationship between discount rates and pension obligations, and changes in the amortization of unrealized net actuarial gains and losses.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. While this rate reflects long-term assumptions and is consistent with long-term historical returns, sustained changes in the market or changes in the mix of plan assets may lead to revisions in the assumed long-term rate of return on plan assets that may result in variability of pension cost. Differences between the actual return on plan assets and the

expected long-term rate of return on plan assets are a component of net actuarial loss and are recorded in accumulated other comprehensive income.

Holding other assumptions constant, a hypothetical decrease of 100 basis points in the expected long-term rate of return on plan assets would result in an increase of $51 million in pension cost as of December 31, 2012, compared to $47 million as of December 31, 2011. A hypothetical increase of 100 basis points in the expected long-term rate of return on plan assets would result in a decrease in net periodic pension cost of $51 million as of December 31, 2012, compared to $47 million as of December 31, 2011.

We target funding levels that do not restrict the payment of plan benefits in our domestic plans and were within our targeted range as of December 31, 2012. In 2012, we contributed $439 million to our pension plans. We expect to contribute $578 million for the 2013 fiscal year to maintain the plans' funded status. This estimate could change significantly following either an improvement or decline in investment markets.

GOODWILL

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balances were $822 million and $418 million as of December 31, 2012 for the Allstate Protection segment and the Allstate Financial segment, respectively. Our reporting units are equivalent to our reporting segments, Allstate Protection and Allstate Financial. Goodwill is allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment at least annually. We perform our annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. We also review goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value.

Impairment testing requires the use of estimates and judgments. For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, the second step of the goodwill test is required. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

To estimate the fair value of our reporting units for our annual impairment test, we initially utilize a stock price and market capitalization analysis and apportion the value between our reporting units using peer company price to book multiples. If the stock price and market capitalization analysis does not result in the fair value of the reporting unit exceeding its carrying value, we may also utilize a peer company price to earnings multiples analysis and/or a discounted cash flow analysis to supplement the stock price and market capitalization analysis. If a combination of valuation techniques are utilized, the analyses would be weighted based on management's judgment of their relevance given current facts and circumstances.

The stock price and market capitalization analysis takes into consideration the quoted market price of our outstanding common stock and includes a control premium, derived from historical insurance industry acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units. The total market capitalization of the consolidated entity is allocated to the individual reporting units using book value multiples derived from peer company data for the respective reporting units. The peer company price to earnings multiples analysis takes into consideration the price earnings multiples of peer companies for each reporting unit and estimated income from our strategic plan. The discounted cash flow analysis utilizes long term assumptions for revenue growth, capital growth, earnings projections including those used in our strategic plan, and an appropriate discount rate. We apply significant judgment when determining the fair value of our reporting units and when assessing the relationship of market capitalization to the estimated fair value of our reporting units. The valuation analyses described above are subject to critical judgments and assumptions and may be potentially sensitive to variability. Estimates of fair value are inherently uncertain and represent management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions utilized may differ from future actual results. Declines in the estimated fair value of our reporting units could result in goodwill impairments in future periods which may be material to our results of operations but not our financial position.

During fourth quarter 2012, we completed our annual goodwill impairment test using information as of September 30, 2012. The stock price and market capitalization analysis resulted in the fair value of our reporting units exceeding their respective carrying values. While the fair value of the reporting units exceeded their respective carrying values, the results indicated that the amount of excess fair value was disproportionately greater for the Allstate

Protection reporting unit and relatively less for the Allstate Financial reporting unit. The results of this analysis are consistent with both the relative operating performance of the individual reporting units as well as their respective industry sector's performance. Specifically, spread-based products, which are a material component of the Allstate Financial reporting unit, are experiencing the continued impacts of the historically low interest rate environment which has depressed operating margins. In contrast, underwriting results from the Allstate Protection business have benefitted by the general presence of stable to higher premium rates and stable loss costs.

Goodwill impairment evaluations indicated no impairment as of December 31, 2012 and no reporting unit was at risk of having its carrying value including goodwill exceed its fair value.

CAPITAL RESOURCES AND LIQUIDITY 2012 HIGHLIGHTS

- Shareholders' equity as of December 31, 2012 was $20.58 billion, an increase of 12.5% from $18.30 billion as of December 31, 2011.
- On January 3, 2012, April 2, 2012, July 2, 2012, October 1, 2012 and December 31, 2012, we paid shareholder dividends of $0.21, $0.22, $0.22, $0.22 and $0.22, respectively. On February 6, 2013, we declared a quarterly shareholder dividend of $0.25 payable on April 1, 2013.
- In November 2012, we completed a $1.00 billion share repurchase program that commenced in November 2011. In December 2012, we commenced a new $1.00 billion share repurchase program that is expected to be completed by December 31, 2013, and as of December 31, 2012, had $984 million remaining. In February 2013, an additional $1 billion share repurchase program was authorized and is expected to be completed by March 31, 2014. Our repurchase programs may utilize an accelerated repurchase program. During 2012, we repurchased 26.7 million common shares for $910 million.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources consist of shareholders' equity and debt, representing funds deployed or available to be deployed to support business operations or for general corporate purposes. The following table summarizes our capital resources as of December 31.

($ in millions)	2012	2011	2010
Common stock, retained income and other shareholders' equity items	$ 19,405	$ 18,269	$ 18,789
Accumulated other comprehensive income (loss)	1,175	29	(172)
Total shareholders' equity	20,580	18,298	18,617
Debt	6,057	5,908	5,908
Total capital resources	$ 26,637	$ 24,206	$ 24,525
Ratio of debt to shareholders' equity	29.4%	32.3%	31.7%
Ratio of debt to capital resources	22.7%	24.4%	24.1%

Shareholders' equity increased in 2012, primarily due to net income and increased unrealized net capital gains on investments, partially offset by share repurchases and dividends paid to shareholders. Shareholders' equity decreased in 2011, primarily due to share repurchases and dividends paid to shareholders, partially offset by net income and increased unrealized net capital gains on investments.

Debt The debt balance increased in 2012 due to increases in long-term debt. On January 11, 2012, we issued $500 million of 5.20% Senior Notes due 2042, utilizing the registration statement filed with the Securities and Exchange Commission on May 8, 2009. The proceeds of this issuance were used for general corporate purposes, including the repayment of $350 million of 6.125% Senior Notes on February 15, 2012.

On January 10, 2013, we issued $500 million of 5.10% Fixed-to-Floating Rate Subordinated Debentures due 2053, utilizing the registration statement filed with the Securities and Exchange Commission on April 30, 2012. The proceeds of this issuance will be used for general corporate purposes, including the repurchase of our common stock through open market purchases from time to time or through an accelerated repurchase program. The next debt maturity is on June 15, 2013 when $250 million of 7.50% Debentures are due, which is expected to be refinanced or repaid from available capital. For further information on outstanding debt, see Note 12 of the consolidated financial statements. As of December 31, 2012 and 2011, there were no outstanding commercial paper borrowings.

Share repurchases In November 2012, we completed our $1.00 billion share repurchase program that commenced in November 2011. In December 2012, we commenced a new $1.00 billion share repurchase program that is expected to

be completed by December 31, 2013, and as of December 31, 2012, had $984 million remaining. This program is expected to be funded by issuing a like amount of subordinated debentures (half of which were issued in January 2013). In February 2013, an additional $1 billion share repurchase program was authorized and is expected to be completed by March 31, 2014. Our repurchase programs may utilize an accelerated repurchase program. During 2012, we repurchased 26.7 million common shares for $910 million.

Since 1995, we have acquired 523 million shares of our common stock at a cost of $21.13 billion, primarily as part of various stock repurchase programs. We have reissued 104 million shares since 1995, primarily associated with our equity incentive plans, the 1999 acquisition of American Heritage Life Investment Corporation and the 2001 redemption of certain mandatorily redeemable preferred securities. Since 1995, total shares outstanding has decreased by 417 million shares or 46.5%, primarily due to our repurchase programs.

Financial ratings and strength The following table summarizes our senior long-term debt, commercial paper and insurance financial strength ratings as of December 31, 2012.

	Moody's	Standard & Poor's	A.M. Best
The Allstate Corporation (senior long-term debt)	A3	A-	a-
The Allstate Corporation (commercial paper)	P-2	A-2	AMB-1
Allstate Insurance Company (insurance financial strength)	Aa3	AA-	A+
Allstate Life Insurance Company (insurance financial strength)	A1	A+	A+

Our ratings are influenced by many factors including our operating and financial performance, asset quality, liquidity, asset/liability management, overall portfolio mix, financial leverage (i.e., debt), exposure to risks such as catastrophes and the current level of operating leverage.

On January 31, 2013, A.M. Best affirmed The Allstate Corporation's debt and commercial paper ratings of a- and AMB-1, respectively, and our insurance entities financial strength ratings of A+ for AIC and Allstate Life Insurance Company ("ALIC"). The outlook for AIC and ALIC remained stable. In April 2012, S&P affirmed The Allstate Corporation's debt and commercial paper ratings of A- and A-2, respectively, AIC's financial strength ratings of AA- and ALIC's financial strength rating of A+. The outlook for all S&P ratings remained negative. There were no changes to our debt, commercial paper and insurance financial strength ratings from Moody's during 2012. The outlook for all of our Moody's ratings is negative. In the future, if our financial position is less than rating agency expectations including those related to capitalization at the parent company, AIC or ALIC, we could be exposed to a downgrade in our ratings of one notch or more which we do not view as being material to our business model or strategies.

We have distinct and separately capitalized groups of subsidiaries licensed to sell property and casualty insurance in New Jersey and Florida that maintain separate group ratings. The ratings of these groups are influenced by the risks that relate specifically to each group. Many mortgage companies require property owners to have insurance from an insurance carrier with a secure financial strength rating from an accredited rating agency. In February 2013, A.M. Best affirmed the Allstate New Jersey Insurance Company, which writes auto and homeowners insurance, rating of A-. The outlook for this rating is stable. Allstate New Jersey Insurance Company also has a Financial Stability Rating® of A" from Demotech, which was affirmed on November 28, 2012. On September 19, 2012, A.M. Best affirmed the Castle Key Insurance Company, which underwrites personal lines property insurance in Florida, rating of B-. The outlook for the rating is negative. Castle Key Insurance Company also has a Financial Stability Rating® of A' from Demotech, which was affirmed on November 28, 2012.

ALIC, AIC and The Allstate Corporation are party to the Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") which allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. ALIC and AIC each serve as a lender and borrower and the Corporation serves only as a lender. AIC also has a capital support agreement with ALIC. Under the capital support agreement, AIC is committed to provide capital to ALIC to maintain an adequate capital level. The maximum amount of potential funding under each of these agreements is $1.00 billion.

In addition to the Liquidity Agreement, the Corporation also has an intercompany loan agreement with certain of its subsidiaries, which include, but are not limited to, AIC and ALIC. The amount of intercompany loans available to the Corporation's subsidiaries is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings.

Allstate's domestic property-liability and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Statutory surplus is a measure that is often used as a basis for determining dividend paying capacity, operating leverage and premium growth capacity, and it is also reviewed by rating agencies in determining their ratings. As of December 31, 2012, total statutory surplus is $17.28 billion compared to $15.59 billion as of December 31, 2011. Property-Liability surplus was $13.74 billion as of December 31, 2012, compared to $11.99 billion as of December 31, 2011. Allstate Financial surplus was $3.54 billion as of December 31, 2012, compared to $3.60 billion as of December 31, 2011.

The ratio of net premiums written to statutory surplus is a common measure of operating leverage used in the property-casualty insurance industry and serves as an indicator of a company's premium growth capacity. Ratios in excess of 3 to 1 are typically considered outside the usual range by insurance regulators and rating agencies, and for homeowners and related coverages that have significant net exposure to natural catastrophes a ratio of 1 to 1 is considered appropriate. AIC's premium to surplus ratio was 1.6x as of both December 31, 2012 and 2011.

State laws specify regulatory actions if an insurer's risk-based capital ("RBC"), a measure of an insurer's solvency, falls below certain levels. The NAIC has a standard formula for annually assessing RBC. The formula for calculating RBC for property-liability companies takes into account asset and credit risks but places more emphasis on underwriting factors for reserving and pricing. The formula for calculating RBC for life insurance companies takes into account factors relating to insurance, business, asset and interest rate risks. As of December 31, 2012, the statutory capital and surplus for each of our domestic insurance companies exceeds its company action level RBC.

The NAIC has also developed a set of financial relationships or tests known as the Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or actions by insurance regulatory authorities. The NAIC analyzes financial data provided by insurance companies using prescribed ratios, each with defined "usual ranges". Generally, regulators will begin to monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. If an insurance company has insufficient capital, regulators may act to reduce the amount of insurance it can issue. The ratios of our domestic insurance companies are within these ranges.

Liquidity sources and uses Our potential sources of funds principally include activities shown in the following table.

	Property-Liability	Allstate Financial	Corporate and Other
Receipt of insurance premiums	X	X	
Contractholder fund deposits		X	
Reinsurance recoveries	X	X	
Receipts of principal, interest and dividends on investments	X	X	X
Sales of investments	X	X	X
Funds from securities lending, commercial paper and line of credit agreements	X	X	X
Intercompany loans	X	X	X
Capital contributions from parent	X	X	
Dividends from subsidiaries	X		X
Tax refunds/settlements	X	X	X
Funds from periodic issuance of additional securities			X
Receipt of intercompany settlements related to employee benefit plans			X

Our potential uses of funds principally include activities shown in the following table.

	Property-Liability	Allstate Financial	Corporate and Other
Payment of claims and related expenses	X		
Payment of contract benefits, maturities, surrenders and withdrawals		X	
Reinsurance cessions and payments	X	X	
Operating costs and expenses	X	X	X
Purchase of investments	X	X	X
Repayment of securities lending, commercial paper and line of credit agreements	X	X	X
Payment or repayment of intercompany loans	X	X	X
Capital contributions to subsidiaries	X		X
Dividends to shareholders/parent company	X	X	X
Tax payments/settlements	X	X	
Share repurchases			X
Debt service expenses and repayment	X	X	X
Payments related to employee and agent benefit plans	X	X	X

We actively manage our financial position and liquidity levels in light of changing market, economic, and business conditions. Liquidity is managed at both the entity and enterprise level across the Company, and is assessed on both base and stressed level liquidity needs. We believe we have sufficient liquidity to meet these needs. Additionally, we have existing intercompany agreements in place that facilitate liquidity management across the Company to enhance flexibility.

Parent company capital capacity At the parent holding company level, we have deployable invested assets totaling $2.06 billion as of December 31, 2012. These assets include investments that are generally saleable within one quarter totaling $1.48 billion. The substantial earnings capacity of the operating subsidiaries is the primary source of capital generation for the Corporation. In 2013, AIC will have the capacity to pay dividends currently estimated at $1.95 billion without prior regulatory approval. In addition, we have access to $1.00 billion of funds from either commercial paper issuance or an unsecured revolving credit facility. These provide funds for the parent company's relatively low fixed charges and other corporate purposes.

In 2012, AIC paid dividends totaling $1.51 billion. These dividends comprised $1.06 billion in cash paid to its parent, Allstate Insurance Holdings, LLC ("AIH"), of which $1.04 billion were paid by AIH to its parent, the Corporation, and the transfer of ownership (valued at $450 million) to AIH of three insurance companies that were formerly subsidiaries of AIC (Allstate Indemnity Company, Allstate Fire and Casualty Insurance Company and Allstate Property and Casualty Insurance Company). In 2011, dividends totaling $838 million were paid by AIC to the Corporation. In 2010, dividends totaling $1.30 billion were paid by AIC to the Corporation. There were no capital contributions paid by the Corporation to AIC in 2012, 2011 or 2010. There were no capital contributions by AIC to ALIC in 2012, 2011 or 2010. In 2012, Allstate Financial paid $357 million of dividends and repayments of surplus notes to the Corporation and other affiliates.

The Corporation has access to additional borrowing to support liquidity as follows:

- A commercial paper facility with a borrowing limit of $1.00 billion to cover short-term cash needs. As of December 31, 2012, there were no balances outstanding and therefore the remaining borrowing capacity was $1.00 billion; however, the outstanding balance can fluctuate daily.
- Our credit facility is available for short-term liquidity requirements and backs our commercial paper facility. The $1.00 billion unsecured revolving credit facility has an initial term of five years expiring in April 2017. The facility is fully subscribed among 12 lenders with the largest commitment being $115 million. We have the option to extend the expiration by one year at the first and second anniversary of the facility, upon approval of existing or replacement lenders. The commitments of the lenders are several and no lender is responsible for any other lender's commitment if such lender fails to make a loan under the facility. This facility contains an increase provision that would allow up to an additional $500 million of borrowing. This facility has a financial covenant requiring that we not exceed a 37.5% debt to capitalization ratio as defined in the agreement. This ratio was 19.8% as of December 31, 2012. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of our senior unsecured, unguaranteed long-term debt. There were no borrowings under the credit facility during 2012. The total amount

outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility.

- A universal shelf registration statement was filed with the Securities and Exchange Commission on April 30, 2012. We can use this shelf registration to issue an unspecified amount of debt securities, common stock (including 421 million shares of treasury stock as of December 31, 2012), preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and securities of trust subsidiaries. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements.

Liquidity exposure Contractholder funds were $39.32 billion as of December 31, 2012. The following table summarizes contractholder funds by their contractual withdrawal provisions as of December 31, 2012.

($ in millions)		**Percent to total**
Not subject to discretionary withdrawal	$ 6,012	15.3%
Subject to discretionary withdrawal with adjustments:		
Specified surrender charges [1]	13,170	33.5
Market value adjustments [2]	5,382	13.7
Subject to discretionary withdrawal without adjustments [3]	14,755	37.5
Total contractholder funds [4]	$ 39,319	100.0%

[1] Includes $6.81 billion of liabilities with a contractual surrender charge of less than 5% of the account balance.

[2] $4.45 billion of the contracts with market value adjusted surrenders have a 30-45 day period at the end of their initial and subsequent interest rate guarantee periods (which are typically 5 or 6 years) during which there is no surrender charge or market value adjustment.

[3] 76% of these contracts have a minimum interest crediting rate guarantee of 3% or higher.

[4] Includes $1.12 billion of contractholder funds on variable annuities reinsured to The Prudential Insurance Company of America, a subsidiary of Prudential Financial Inc., in 2006.

While we are able to quantify remaining scheduled maturities for our institutional products, anticipating retail product surrenders is less precise. Retail life and annuity products may be surrendered by customers for a variety of reasons. Reasons unique to individual customers include a current or unexpected need for cash or a change in life insurance coverage needs. Other key factors that may impact the likelihood of customer surrender include the level of the contract surrender charge, the length of time the contract has been in force, distribution channel, market interest rates, equity market conditions and potential tax implications. In addition, the propensity for retail life insurance policies to lapse is lower than it is for fixed annuities because of the need for the insured to be re-underwritten upon policy replacement. Surrenders and partial withdrawals for our retail annuities decreased 20.1% in 2012 compared to 2011. The annualized surrender and partial withdrawal rate on deferred fixed annuities and interest-sensitive life insurance products, based on the beginning of year contractholder funds, was 11.3% and 12.6% in 2012 and 2011, respectively. Allstate Financial strives to promptly pay customers who request cash surrenders; however, statutory regulations generally provide up to six months in most states to fulfill surrender requests.

Our institutional products are primarily funding agreements sold to unaffiliated trusts used to back medium-term notes. As of December 31, 2012, total institutional products outstanding were $1.84 billion, with scheduled maturities of $1.75 billion in April of 2013 and $85 million in 2016.

Our asset-liability management practices limit the differences between the cash flows generated by our investment portfolio and the expected cash flow requirements of our life insurance, annuity and institutional product obligations.

Certain remote events and circumstances could constrain our liquidity. Those events and circumstances include, for example, a catastrophe resulting in extraordinary losses, a downgrade in our senior long-term debt rating of A3, A- and a- (from Moody's, S&P and A.M. Best, respectively) to non-investment grade status of below Baa3/BBB-/bb, a downgrade in AIC's financial strength rating from Aa3, AA- and A+ (from Moody's, S&P and A.M. Best, respectively) to below Baa2/BBB/A-, or a downgrade in ALIC's financial strength ratings from A1, A+ and A+ (from Moody's, S&P and A.M. Best, respectively) to below A3/A-/A-. The rating agencies also consider the interdependence of our individually rated entities; therefore, a rating change in one entity could potentially affect the ratings of other related entities.

The following table summarizes consolidated cash flow activities by segment.

($ in millions)	Property-Liability (1)			Allstate Financial (1)			Corporate and Other (1)			Consolidated		
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net cash provided by (used in):												
Operating activities	$ 2,023	$ 789	$ 1,373	$ 1,165	$ 1,295	$ 2,407	$ (134)	$ (155)	$ (91)	$ 3,054	$ 1,929	$ 3,689
Investing activities	(1,081)	244	(44)	2,497	5,284	3,096	165	633	(720)	1,581	6,161	2,332
Financing activities	(18)	(4)	(8)	(3,363)	(6,504)	(5,510)	(1,224)	(1,368)	(553)	(4,605)	(7,876)	(6,071)
Net increase (decrease) in consolidated cash										$ 30	$ 214	$ (50)

(1) Business unit cash flows reflect the elimination of intersegment dividends, contributions and borrowings.

Property-Liability Higher cash provided by operating activities in 2012 compared to 2011 was primarily due to lower claim payments. Lower cash provided by operating activities in 2011 compared to 2010 was primarily due to higher claim payments, partially offset by lower income tax payments.

Cash used in investing activities in 2012 compared to cash provided by investing activities in 2011 was primarily due to 2012 operating cash flows being invested. There were lower sales of fixed income and equity securities and lower purchases of fixed income and equity securities. Cash provided by investing activities in 2011 compared to cash used in investing activities in 2010 was primarily due to higher net sales of fixed income and equity securities, partially offset by higher net purchases of fixed income and equity securities.

Allstate Financial Lower cash provided by operating cash flows in 2012 compared to 2011 was primarily due to higher contract benefits paid. Lower cash provided by operating cash flows in 2011 was primarily due to income tax payments in 2011 compared to income tax refunds in 2010.

Lower cash provided by investing activities in 2012 compared to 2011 was primarily due to lower financing needs as reflected in lower sales of fixed income securities, partially offset by decreased purchases of fixed income securities. Higher cash provided by investing activities in 2011 compared to 2010 was impacted by lower net purchases of fixed income securities and higher net sales of fixed income securities used to fund reductions in contractholder fund liabilities.

Lower cash used in financing activities in 2012 compared to 2011 was primarily due to lower surrenders and partial withdrawals on fixed annuities, decreased maturities of institutional products and the absence of Allstate Bank activity in 2012. Higher cash used in financing activities in 2011 compared to 2010 was primarily due to higher surrenders and partial withdrawals on fixed annuities and Allstate Bank products and lower deposits on Allstate Bank products and fixed annuities, partially offset by decreased maturities of institutional products. In 2011, Allstate Bank ceased operations and all funds were returned to customers by December 31, 2011. For quantification of the changes in contractholder funds, see the Allstate Financial Segment section of the MD&A.

Corporate and Other Fluctuations in the Corporate and Other operating cash flows were primarily due to the timing of intercompany settlements. Investing activities primarily relate to investments in the parent company portfolio, including the acquisition of Esurance and Answer Financial in 2011. Financing cash flows of the Corporate and Other segment reflect actions such as fluctuations in short-term debt, repayment of debt, proceeds from the issuance of debt, dividends to shareholders of The Allstate Corporation and share repurchases; therefore, financing cash flows are affected when we increase or decrease the level of these activities.

Contractual obligations and commitments Our contractual obligations as of December 31, 2012 and the payments due by period are shown in the following table.

($ in millions)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Liabilities for collateral [1]	$ 808	$ 808	$ —	$ —	$ —
Contractholder funds [2]	54,517	7,924	9,929	6,990	29,674
Reserve for life-contingent contract benefits [2]	35,195	1,216	2,241	2,108	29,630
Long-term debt [3]	12,652	607	1,628	591	9,826
Capital lease obligations [3]	63	19	24	9	11
Operating leases [3]	580	166	229	115	70
Unconditional purchase obligations [3]	392	158	183	51	—
Defined benefit pension plans and other postretirement benefit plans [3][4]	3,276	622	280	286	2,088
Reserve for property-liability insurance claims and claims expense [5]	21,288	9,258	6,513	2,392	3,125
Other liabilities and accrued expenses [6][7]	3,722	3,529	98	69	26
Net unrecognized tax benefits [8]	25	25	—	—	—
Total contractual cash obligations	$ 132,518	$ 24,332	$ 21,125	$ 12,611	$ 74,450

[1] Liabilities for collateral are typically fully secured with cash or short-term investments. We manage our short-term liquidity position to ensure the availability of a sufficient amount of liquid assets to extinguish short-term liabilities as they come due in the normal course of business, including utilizing potential sources of liquidity as disclosed previously.

[2] Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life, fixed annuities, including immediate annuities without life contingencies and institutional products. The reserve for life-contingent contract benefits relates primarily to traditional life insurance, immediate annuities with life contingencies and voluntary accident and health insurance. These amounts reflect the present value of estimated cash payments to be made to contractholders and policyholders. Certain of these contracts, such as immediate annuities without life contingencies and institutional products, involve payment obligations where the amount and timing of the payment is essentially fixed and determinable. These amounts relate to (i) policies or contracts where we are currently making payments and will continue to do so and (ii) contracts where the timing of a portion or all of the payments has been determined by the contract. Other contracts, such as interest-sensitive life, fixed deferred annuities, traditional life insurance, immediate annuities with life contingencies and voluntary accident and health insurance, involve payment obligations where a portion or all of the amount and timing of future payments is uncertain. For these contracts, we are not currently making payments and will not make payments until (i) the occurrence of an insurable event such as death or illness or (ii) the occurrence of a payment triggering event such as the surrender or partial withdrawal on a policy or deposit contract, which is outside of our control. We have estimated the timing of payments related to these contracts based on historical experience and our expectation of future payment patterns. Uncertainties relating to these liabilities include mortality, morbidity, expenses, customer lapse and withdrawal activity, estimated additional deposits for interest-sensitive life contracts, and renewal premium for life policies, which may significantly impact both the timing and amount of future payments. Such cash outflows reflect adjustments for the estimated timing of mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table exceeds the corresponding liabilities of $39.32 billion for contractholder funds and $14.90 billion for reserve for life-contingent contract benefits as included in the Consolidated Statements of Financial Position as of December 31, 2012. The liability amount in the Consolidated Statements of Financial Position reflects the discounting for interest as well as adjustments for the timing of other factors as described above.

[3] Our payment obligations relating to long-term debt, capital lease obligations, operating leases, unconditional purchase obligations and pension and other post employment benefits ("OPEB") contributions are managed within the structure of our intermediate to long-term liquidity management program. Amount differs from the balance presented on the Consolidated Statements of Financial Position as of December 31, 2012 because the long-term debt amount above includes interest.

[4] The pension plans' obligations in the next 12 months represent our planned contributions, and the remaining years' contributions are projected based on the average remaining service period using the current underfunded status of the plans. The OPEB plans' obligations are estimated based on the expected benefits to be paid. These liabilities are discounted with respect to interest, and as a result the sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount of $2.14 billion included in other liabilities and accrued expenses on the Consolidated Statements of Financial Position.

[5] Reserve for property-liability insurance claims and claims expense is an estimate of amounts necessary to settle all outstanding claims, including claims that have been IBNR as of the balance sheet date. We have estimated the timing of these payments based on our historical experience and our expectation of future payment patterns. However, the timing of these payments may vary significantly from the amounts shown above, especially for IBNR claims. The ultimate cost of losses may vary materially from recorded amounts which are our best estimates. The reserve for property-liability insurance claims and claims expense includes loss reserves related to asbestos and environmental claims as of December 31, 2012, of $1.52 billion and $241 million, respectively.

[6] Other liabilities primarily include accrued expenses and certain benefit obligations and claim payments and other checks outstanding. Certain of these long-term liabilities are discounted with respect to interest, as a result the sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount of $3.65 billion.

[7] Balance sheet liabilities not included in the table above include unearned and advance premiums of $11.08 billion and gross deferred tax liabilities of $2.89 billion. These items were excluded as they do not meet the definition of a contractual liability as we are not contractually obligated to pay

these amounts to third parties. Rather, they represent an accounting mechanism that allows us to present our financial statements on an accrual basis. In addition, other liabilities of $244 million were not included in the table above because they did not represent a contractual obligation or the amount and timing of their eventual payment was sufficiently uncertain.

[8] Net unrecognized tax benefits represent our potential future obligation to the taxing authority for a tax position that was not recognized in the consolidated financial statements. We believe it is reasonably possible that the liability balance will be reduced by $25 million within the next twelve months upon the resolution of an outstanding issue resulting from the 2005-2006 and 2007-2008 Internal Revenue Service examinations. The resolution of this obligation may be for an amount different than what we have accrued.

Our contractual commitments as of December 31, 2012 and the periods in which the commitments expire are shown in the following table.

($ in millions)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Other commitments - conditional	$ 128	$ 74	$ —	$ 12	$ 42
Other commitments - unconditional	2,080	253	457	1,171	199
Total commitments	$ 2,208	$ 327	$ 457	$ 1,183	$ 241

Contractual commitments represent investment commitments such as private placements, limited partnership interests and other loans.

We have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. All material intercompany transactions have appropriately been eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.

For a more detailed discussion of our off-balance sheet arrangements, see Note 7 of the consolidated financial statements.

ENTERPRISE RISK AND RETURN MANAGEMENT

Allstate manages enterprise risk under an integrated Enterprise Risk and Return Management ("ERRM") framework with risk-return principles, governance and analytics. This framework provides an enterprise view of risks and opportunities and is used by senior leaders and business managers to drive strategic and business decisions. Allstate's risk management strategies adapt to changes in business and market environments and seek to optimize returns. Allstate continually validates and improves its ERRM practices by benchmarking and securing external perspectives for our processes.

Our qualitative risk-return principles define how we operate and guide decision-making around risk and return. These principles are built around three key operating components: maintaining our strong foundation of stakeholder trust and financial strength, building strategic value and optimizing return per unit of risk.

ERRM governance includes an executive management committee structure, Board oversight and chief risk officers ("CROs"). The Enterprise Risk & Return Council ("ERRC") is Allstate's senior risk management committee. It directs ERRM by establishing risk-return targets, determining economic capital levels and directing integrated strategies and actions from an enterprise perspective. It consists of Allstate's chief executive officer, business unit presidents, enterprise and business unit chief risk officers and chief financial officers, general counsel and treasurer. Allstate's Board of Directors and Audit Committee provide ERRM oversight by reviewing enterprise principles, guidelines and limits for Allstate's significant risks and by monitoring strategies and actions management has taken to control these risks.

CROs are appointed for the enterprise and for Allstate Protection, Allstate Financial and Allstate Investments. Collectively, the CROs create an integrated approach to risk and return management to ensure risk management practices and strategies are aligned with Allstate's overall enterprise objectives.

Our ERRM governance is supported with an analytic framework to manage risk exposure and optimize returns on risk-adjusted capital. Allstate views economic capital primarily on a statutory accounting basis. Management and the ERRC use enterprise stochastic modeling, risk expertise and judgment to determine an appropriate level of enterprise economic capital to hold considering a broad range of risk objectives and external constraints. These include limiting risks of financial stress, insolvency, likelihood of capital stress and volatility, maintaining stakeholder value and financial strength ratings and satisfying regulatory and rating agency risk-based capital requirements. Enterprise economic capital approximates a combination of statutory surplus and deployable invested assets at the parent holding company level.

Using our governance and analytic framework, Allstate designs business and enterprise strategies that seek to optimize returns on risk-adjusted capital. Examples include shifting Allstate Financial away from spread-based products toward underwritten products, implementing a comprehensive program of margin improvement actions in homeowners insurance, and balancing yield and return considerations in the low interest rate environment.

REGULATION AND LEGAL PROCEEDINGS

We are subject to extensive regulation and we are involved in various legal and regulatory actions, all of which have an effect on specific aspects of our business. For a detailed discussion of the legal and regulatory actions in which we are involved, see Note 14 of the consolidated financial statements.

PENDING ACCOUNTING STANDARDS

There are several pending accounting standards that we have not implemented because the implementation date has not yet occurred. For a discussion of these pending standards, see Note 2 of the consolidated financial statements.

The effect of implementing certain accounting standards on our financial results and financial condition is often based in part on market conditions at the time of implementation of the standard and other factors we are unable to determine prior to implementation. For this reason, we are sometimes unable to estimate the effect of certain pending accounting standards until the relevant authoritative body finalizes these standards or until we implement them.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions, except per share data)	Year Ended December 31,		
	2012	2011	2010
Revenues			
Property-liability insurance premiums (net of reinsurance ceded of $1,090, $1,098 and $1,092)	$ 26,737	$ 25,942	$ 25,957
Life and annuity premiums and contract charges (net of reinsurance ceded of $674, $750 and $804)	2,241	2,238	2,168
Net investment income	4,010	3,971	4,102
Realized capital gains and losses:			
Total other-than-temporary impairment losses	(239)	(563)	(937)
Portion of loss recognized in other comprehensive income	6	(33)	(64)
Net other-than-temporary impairment losses recognized in earnings	(233)	(596)	(1,001)
Sales and other realized capital gains and losses	560	1,099	174
Total realized capital gains and losses	327	503	(827)
	33,315	32,654	31,400
Costs and expenses			
Property-liability insurance claims and claims expense (net of reinsurance ceded of $2,051, $927 and $271)	18,484	20,161	18,951
Life and annuity contract benefits (net of reinsurance ceded of $665, $653 and $702)	1,818	1,761	1,815
Interest credited to contractholder funds (net of reinsurance ceded of $28, $27 and $32)	1,316	1,645	1,807
Amortization of deferred policy acquisition costs	3,884	3,971	3,807
Operating costs and expenses	4,118	3,739	3,542
Restructuring and related charges	34	44	30
Interest expense	373	367	367
	30,027	31,688	30,319
Gain (loss) on disposition of operations	18	(7)	19
Income from operations before income tax expense	3,306	959	1,100
Income tax expense	1,000	172	189
Net income	$ 2,306	$ 787	$ 911
Earnings per share:			
Net income per share - Basic	$ 4.71	$ 1.51	$ 1.69
Weighted average shares - Basic	489.4	520.7	540.3
Net income per share - Diluted	$ 4.68	$ 1.50	$ 1.68
Weighted average shares - Diluted	493.0	523.1	542.5
Cash dividends declared per share	$ 0.88	$ 0.84	$ 0.80

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)	Year Ended December 31,		
	2012	2011	2010
Net income	$ 2,306	$ 787	$ 911
Other comprehensive income, after-tax			
Changes in:			
Unrealized net capital gains and losses	1,434	452	1,911
Unrealized foreign currency translation adjustments	14	(12)	23
Unrecognized pension and other postretirement benefit cost	(302)	(239)	94
Other comprehensive income, after-tax	1,146	201	2,028
Comprehensive income	$ 3,452	$ 988	$ 2,939

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in millions, except par value data)	December 31, 2012	December 31, 2011
Assets		
Investments		
Fixed income securities, at fair value (amortized cost $71,915 and $73,379)	$ 77,017	$ 76,113
Equity securities, at fair value (cost $3,577 and $4,203)	4,037	4,363
Mortgage loans	6,570	7,139
Limited partnership interests	4,922	4,697
Short-term, at fair value (amortized cost $2,336 and $1,291)	2,336	1,291
Other	2,396	2,015
Total investments	97,278	95,618
Cash	806	776
Premium installment receivables, net	5,051	4,920
Deferred policy acquisition costs	3,621	3,871
Reinsurance recoverables, net	8,767	7,251
Accrued investment income	781	826
Deferred income taxes	—	722
Property and equipment, net	989	914
Goodwill	1,240	1,242
Other assets	1,804	2,069
Separate Accounts	6,610	6,984
Total assets	$ 126,947	$ 125,193
Liabilities		
Reserve for property-liability insurance claims and claims expense	$ 21,288	$ 20,375
Reserve for life-contingent contract benefits	14,895	14,406
Contractholder funds	39,319	42,332
Unearned premiums	10,375	10,057
Claim payments outstanding	797	827
Deferred income taxes	597	—
Other liabilities and accrued expenses	6,429	5,978
Long-term debt	6,057	5,908
Separate Accounts	6,610	6,984
Total liabilities	106,367	106,867
Commitments and Contingent Liabilities (Note 7, 8 and 14)		
Equity		
Preferred stock, $1 par value, 25 million shares authorized, none issued	—	—
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 479 million and 501 million shares outstanding	9	9
Additional capital paid-in	3,162	3,189
Retained income	33,783	31,909
Deferred ESOP expense	(41)	(43)
Treasury stock, at cost (421 million and 399 million shares)	(17,508)	(16,795)
Accumulated other comprehensive income:		
Unrealized net capital gains and losses:		
Unrealized net capital losses on fixed income securities with OTTI	(11)	(174)
Other unrealized net capital gains and losses	3,614	2,041
Unrealized adjustment to DAC, DSI and insurance reserves	(769)	(467)
Total unrealized net capital gains and losses	2,834	1,400
Unrealized foreign currency translation adjustments	70	56
Unrecognized pension and other postretirement benefit cost	(1,729)	(1,427)
Total accumulated other comprehensive income	1,175	29
Total shareholders' equity	20,580	18,298
Noncontrolling interest	—	28
Total equity	20,580	18,326
Total liabilities and equity	$ 126,947	$ 125,193

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in millions, except per share data)	Year Ended December 31,		
	2012	2011	2010
Common stock	$ 9	$ 9	$ 9
Additional capital paid-in			
Balance, beginning of year	3,189	3,176	3,172
Equity incentive plans activity	(27)	13	4
Balance, end of year	3,162	3,189	3,176
Retained income			
Balance, beginning of year	31,909	31,558	31,098
Net income	2,306	787	911
Dividends ($0.88, $0.84 and $0.80 per share)	(432)	(436)	(433)
Cumulative effect of change in accounting principle	—	—	(18)
Balance, end of year	33,783	31,909	31,558
Deferred ESOP expense			
Balance, beginning of year	(43)	(44)	(47)
Payments	2	1	3
Balance, end of year	(41)	(43)	(44)
Treasury stock			
Balance, beginning of year	(16,795)	(15,910)	(15,828)
Shares acquired	(910)	(950)	(166)
Shares reissued under equity incentive plans, net	197	65	84
Balance, end of year	(17,508)	(16,795)	(15,910)
Accumulated other comprehensive income			
Balance, beginning of year	29	(172)	(2,220)
Change in unrealized net capital gains and losses	1,434	452	1,911
Change in unrealized foreign currency translation adjustments	14	(12)	23
Change in unrecognized pension and other postretirement benefit cost	(302)	(239)	94
Cumulative effect of change in accounting principle	—	—	20
Balance, end of year	1,175	29	(172)
Total shareholders' equity	20,580	18,298	18,617
Noncontrolling interest			
Balance, beginning of year	28	28	29
Change in noncontrolling interest ownership	(28)	(4)	(14)
Noncontrolling gain	—	4	3
Cumulative effect of change in accounting principle	—	—	10
Balance, end of year	—	28	28
Total equity	$ 20,580	$ 18,326	$ 18,645

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income	$ 2,306	$ 787	$ 911
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other non-cash items	388	252	94
Realized capital gains and losses	(327)	(503)	827
(Gain) loss on disposition of operations	(18)	7	(19)
Interest credited to contractholder funds	1,316	1,645	1,807
Changes in:			
Policy benefits and other insurance reserves	214	(77)	238
Unearned premiums	306	37	(40)
Deferred policy acquisition costs	(18)	177	(61)
Premium installment receivables, net	(125)	33	10
Reinsurance recoverables, net	(1,560)	(716)	(265)
Income taxes	698	133	192
Other operating assets and liabilities	(126)	154	(5)
Net cash provided by operating activities	3,054	1,929	3,689
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	18,872	29,436	22,881
Equity securities	1,495	2,012	4,349
Limited partnership interests	1,398	1,000	505
Mortgage loans	14	97	124
Other investments	148	164	121
Investment collections			
Fixed income securities	5,417	4,951	5,147
Mortgage loans	1,064	634	1,076
Other investments	128	123	137
Investment purchases			
Fixed income securities	(22,658)	(27,896)	(25,745)
Equity securities	(671)	(1,824)	(3,564)
Limited partnership interests	(1,524)	(1,696)	(1,342)
Mortgage loans	(525)	(1,241)	(120)
Other investments	(665)	(204)	(181)
Change in short-term investments, net	(698)	2,182	(382)
Change in other investments, net	58	(415)	(519)
Purchases of property and equipment, net	(285)	(246)	(162)
Disposition (acquisition) of operations, net of cash acquired	13	(916)	7
Net cash provided by investing activities	1,581	6,161	2,332
Cash flows from financing activities			
Proceeds from issuance of long-term debt	493	7	—
Repayment of long-term debt	(352)	(7)	(2)
Contractholder fund deposits	2,158	2,176	2,980
Contractholder fund withdrawals	(5,519)	(8,680)	(8,470)
Dividends paid	(534)	(435)	(430)
Treasury stock purchases	(913)	(953)	(152)
Shares reissued under equity incentive plans, net	85	19	28
Excess tax benefits on share-based payment arrangements	10	(5)	(7)
Other	(33)	2	(18)
Net cash used in financing activities	(4,605)	(7,876)	(6,071)
Net increase (decrease) in cash	30	214	(50)
Cash at beginning of year	776	562	612
Cash at end of year	$ 806	$ 776	$ 562

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation (the "Corporation") and its wholly owned subsidiaries, primarily Allstate Insurance Company ("AIC"), a property-liability insurance company with various property-liability and life and investment subsidiaries, including Allstate Life Insurance Company ("ALIC") (collectively referred to as the "Company" or "Allstate"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

To conform to the current year presentation, certain amounts in the prior years' consolidated financial statements and notes have been reclassified.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

Allstate is engaged, principally in the United States, in the property-liability insurance, life insurance, retirement and investment product business. Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company also sells several other personal property and casualty insurance products, select commercial property and casualty coverages, life insurance, voluntary accident and health insurance, annuities and funding agreements. Allstate primarily distributes its products through exclusive agencies, financial specialists, independent agencies, call centers and the internet.

The Allstate Protection segment principally sells private passenger auto and homeowners insurance, with earned premiums accounting for 80% of Allstate's 2012 consolidated revenues. Allstate was the country's second largest insurer for both private passenger auto and homeowners insurance as of December 31, 2011. Allstate Protection, through several companies, is authorized to sell certain property-liability products in all 50 states, the District of Columbia and Puerto Rico. The Company is also authorized to sell certain insurance products in Canada. For 2012, the top geographic locations for premiums earned by the Allstate Protection segment were New York, California, Texas, Florida and Pennsylvania. No other jurisdiction accounted for more than 5% of premiums earned for Allstate Protection.

Allstate has exposure to catastrophes, an inherent risk of the property-liability insurance business, which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position (see Note 8). The nature and level of catastrophic loss caused by natural events (high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes) and man-made events (terrorism and industrial accidents) experienced in any period cannot be predicted and could be material to results of operations and financial position. The Company considers the greatest areas of potential catastrophe losses due to hurricanes to generally be major metropolitan centers in counties along the eastern and gulf coasts of the United States. The Company considers the greatest areas of potential catastrophe losses due to earthquakes and fires following earthquakes to be major metropolitan areas near fault lines in the states of California, Oregon, Washington, South Carolina, Missouri, Kentucky and Tennessee. The Company also has exposure to asbestos, environmental and other discontinued lines claims (see Note 14).

The Allstate Financial segment sells life insurance, voluntary accident and health insurance, and retirement and investment products. The principal individual products are interest-sensitive, traditional and variable life insurance; voluntary accident and health insurance; and fixed annuities including deferred and immediate. The institutional product line, which the Company most recently offered in 2008, consists primarily of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Banking products and services were previously offered to customers through the Allstate Bank, which ceased operations in 2011.

Allstate Financial, through several companies, is authorized to sell life insurance and retirement products in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. For 2012, the top geographic locations for statutory premiums and annuity considerations for the Allstate Financial segment were California, Texas and Florida. No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations for Allstate Financial. Allstate Financial distributes its products to individuals through multiple distribution channels, including

Allstate exclusive agencies and exclusive financial specialists, workplace enrolling independent agents and independent master brokerage agencies, specialized structured settlement brokers, and directly through call centers and the internet.

Allstate has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. The Company's primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company's primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

The Company monitors economic and regulatory developments that have the potential to impact its business. Federal and state laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance or annuities. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of the Company's products making them less competitive. Such proposals, if adopted, could have an adverse effect on the Company's financial position or Allstate Financial's ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. Summary of Significant Accounting Policies

Investments

Fixed income securities include bonds, asset-backed securities ("ABS"), residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs ("DAC"), certain deferred sales inducement costs ("DSI") and certain reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs, including prepayments, is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Equity securities are designated as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

Mortgage loans are carried at outstanding principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

Investments in limited partnership interests, including interests in private equity/debt funds, real estate funds, hedge funds and tax credit funds, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies are accounted for in accordance with the cost method of accounting; all other investments in limited partnership interests are accounted for in accordance with the equity method of accounting ("EMA").

Short-term investments, including money market funds, commercial paper and other short-term investments, are carried at fair value. Other investments primarily consist of policy loans, bank loans, agent loans and derivatives. Policy loans are carried at unpaid principal balances and were $1.14 billion and $1.15 billion as of December 31, 2012 and 2011, respectively. Bank loans are primarily senior secured corporate loans and are carried at amortized cost. Agent loans are

loans issued to exclusive Allstate agents and are carried at unpaid principal balances, net of valuation allowances and unamortized deferred fees or costs. Derivatives are carried at fair value.

Investment income primarily consists of interest, dividends, income from certain derivative transactions, income from cost method limited partnership interests, and, in 2012, income from EMA limited partnership interests. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for certain ABS, RMBS and CMBS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For beneficial interests in securitized financial assets not of high credit quality, the effective yield is recalculated on a prospective basis. For other ABS, RMBS and CMBS, the effective yield is recalculated on a retrospective basis. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans, bank loans and agent loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Income from cost method limited partnership interests is recognized upon receipt of amounts distributed by the partnerships. Income from EMA limited partnership interests is recognized based on the Company's share of the overall earnings of the partnerships, and is recognized on a delay due to the availability of the related financial statements. Income recognition on hedge funds is generally on a one month delay and income recognition on private equity/debt funds, real estate funds and tax credit funds is generally on a three month delay.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, adjustments to valuation allowances on mortgage loans and agent loans, periodic changes in fair value and settlements of certain derivatives including hedge ineffectiveness, and, in 2011 and 2010, income from EMA limited partnership interests. Realized capital gains and losses on investment sales, including calls and principal payments, are determined on a specific identification basis.

Derivative and embedded derivative financial instruments

Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), interest rate caps and floors, warrants and rights, foreign currency swaps, foreign currency forwards, certain investment risk transfer reinsurance agreements, and certain bond forward purchase commitments. Derivatives required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain fixed income securities, equity-indexed life and annuity contracts, reinsured variable annuity contracts and certain funding agreements.

All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in fair value of derivatives embedded in life and annuity product contracts and subject to bifurcation is reported in life and annuity contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives subject to bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks, respectively, within the Consolidated Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk for fair value hedges. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. For a cash flow hedge, this documentation includes the exposure to changes in the variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges, if any, is reported in realized capital gains and losses.

Fair value hedges The change in fair value of hedging instruments used in fair value hedges of investment assets or a portion thereof is reported in net investment income, together with the change in fair value of the hedged items. The change in fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof is reported in interest credited to contractholder funds, together with the change in fair value of the hedged items. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income or interest credited to contractholder funds. The amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability is adjusted for the change in fair value of the hedged risk.

Cash flow hedges For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives representing the effective portion of the hedge are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income, realized capital gains and losses or interest expense as the hedged or forecasted transaction affects income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to income, or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

Termination of hedge accounting If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as non-hedge or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof which has already been recognized in income while the hedge was in place and used to adjust the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability, is amortized over the remaining life of the hedged asset, liability or portion thereof, and reflected in net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item in a fair value hedge is an asset that has become other-than-temporarily impaired, the adjustment made to the amortized cost for fixed income securities or the carrying value for mortgage loans is subject to the accounting policies applied to other-than-temporarily impaired assets.

When a derivative instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to income as the hedged risk impacts income. If the derivative instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative instrument used in a cash flow hedge of a forecasted transaction is terminated because it is probable the forecasted transaction will not occur, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

Non-hedge derivative financial instruments For derivatives for which hedge accounting is not applied, the income statement effects, including fair value gains and losses and accrued periodic settlements, are reported either in realized capital gains and losses or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in short-term investments and fixed income securities. These transactions are short-term in nature, usually 30 days or less.

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

Recognition of premium revenues and contract charges, and related benefits and interest credited

Property-liability premiums are deferred and earned on a pro-rata basis over the terms of the policies, typically periods of six or twelve months. The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums. Premium installment receivables, net, represent premiums written and not yet collected, net of an allowance for uncollectible premiums. The Company regularly evaluates premium installment receivables and adjusts its valuation allowance as appropriate. The valuation allowance for uncollectible premium installment receivables was $70 million as of both December 31, 2012 and 2011.

Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Voluntary accident and health insurance products are expected to remain in force for an extended period. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in life and annuity contract benefits and recognized in relation to premiums, so that profits are recognized over the life of the policy.

Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come from investment income, which is recognized over the life of the contract.

Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Life and annuity contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, and funding agreements (primarily backing medium-term notes) are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed life and annuities and indexed funding agreements are generally based on a specified interest rate index or an equity index, such as the Standard & Poor's ("S&P") 500 Index. Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.

Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account balances for contract maintenance, administration, mortality, expense and surrender of the contract prior to contractually specified dates. Contract benefits incurred for variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. Substantially all of the Company's variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

Deferred policy acquisition and sales inducement costs

Costs that are related directly to the successful acquisition of new or renewal property-liability insurance, life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration, premium taxes and certain underwriting expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on annuity and interest-sensitive life contracts. These sales inducements are primarily in the form of additional credits to the customer's account balance or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses. DAC associated with property-liability insurance is amortized into income as premiums are earned, typically over periods of six or twelve months, and is included in amortization of deferred policy acquisition costs. Amortization of DAC associated with life insurance and investment contracts is included in amortization of deferred policy acquisition costs and is described in more detail below. DSI is amortized into income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds. DAC and DSI are periodically reviewed for recoverability and adjusted if necessary. Future investment income is considered in determining the recoverability of DAC.

For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies.

For interest-sensitive life, fixed annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.

AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are persistency, mortality, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges. For products whose supporting investments are exposed to capital losses in excess of the Company's expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the excess capital losses.

The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, fixed annuities and other investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC or DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholders' equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.

Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment, life or property-liability contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For interest-sensitive life and investment contracts, the EGP of the replacement contracts are treated as a revision to the EGP of the replaced contracts in the determination of amortization of DAC and DSI. For traditional life and property-liability insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions. Any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred. Internal replacement transactions determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as DAC in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the lives of the contracts acquired. These costs are amortized as profits emerge over the lives of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $95 million and $136 million as of December 31, 2012 and 2011, respectively. Amortization expense of the present value of future profits was $41 million, $39 million and $23 million in 2012, 2011 and 2010, respectively.

Reinsurance

In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to effect the acquisition or disposition of certain blocks of business. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. For catastrophe coverage, the cost of reinsurance premiums is recognized ratably over the contract period to the extent coverage remains available. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers, including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance as appropriate.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balances were $822 million and $418 million as of December 31, 2012 and $824 million and $418 million as of December 31, 2011 for the Allstate Protection segment and the Allstate Financial segment, respectively. The Company's reporting units are equivalent to its reporting segments, Allstate Protection and Allstate Financial. Goodwill is allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value.

To estimate the fair value of its reporting units, the Company may utilize a combination of widely accepted valuation techniques including a stock price and market capitalization analysis, discounted cash flow calculations and peer company price to earnings multiples analysis. The stock price and market capitalization analysis takes into consideration the quoted market price of the Company's outstanding common stock and includes a control premium, derived from historical insurance industry acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units. The discounted cash flow analysis utilizes long term assumptions for revenue growth, capital growth, earnings projections including those used in the Company's strategic plan, and an appropriate discount rate. The peer company price to earnings multiples analysis takes into consideration the price to earnings multiples of peer companies for each reporting unit and estimated income from the Company's strategic plan.

Goodwill impairment evaluations indicated no impairment as of December 31, 2012 or 2011.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Included in property and equipment are capitalized costs related to computer software licenses and software developed for internal use. These costs generally consist of certain external payroll and payroll related costs. Certain facilities and equipment held under capital leases are also classified as property and equipment with the related lease obligations recorded as liabilities. Property and equipment depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Depreciation expense is reported in operating costs and expenses. Accumulated depreciation on property and equipment was $2.41 billion and $2.29 billion as of December 31, 2012 and 2011, respectively. Depreciation expense on property and equipment was $214 million, $222 million and $239 million in 2012, 2011 and 2010, respectively. The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are DAC, unrealized capital gains and losses, differences in tax bases of invested assets, insurance reserves and unearned premiums. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized.

Reserves for property-liability insurance claims and claims expense and life-contingent contract benefits

The reserve for property-liability insurance claims and claims expense is the estimate of amounts necessary to settle all reported and unreported claims for the ultimate cost of insured property-liability losses, based upon the facts of each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophe losses, is an inherently uncertain and complex process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting reestimates are reflected in current results of operations.

The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary accident and health insurance products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. To the extent that unrealized gains on fixed income securities would result in a premium deficiency if those gains were realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.

Contractholder funds

Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance, fixed annuities, funding agreements and, prior to December 31, 2011, bank deposits. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals, maturities and contract charges for mortality or administrative expenses. Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.

Separate accounts

Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore are not included in the Company's Consolidated Statements of Operations. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in consolidated cash flows.

Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. Substantially all of the Company's variable annuity business was reinsured beginning in 2006.

Deferred Employee Stock Ownership Plan ("ESOP") expense

Deferred ESOP expense represents the remaining unrecognized cost of shares acquired by the Allstate ESOP to pre-fund a portion of the Company's contribution to the Allstate 401(k) Savings Plan.

Equity incentive plans

The Company currently has equity incentive plans under which the Company grants nonqualified stock options, restricted stock units and performance stock awards ("equity awards") to certain employees and directors of the Company. The Company measures the fair value of equity awards at the award date and recognizes the expense over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. The expense for performance stock awards is adjusted each period to reflect the performance factor most likely to be achieved at the end of the performance period. The Company uses a binomial lattice model to determine the fair value of employee stock options.

Off-balance sheet financial instruments

Commitments to invest, commitments to purchase private placement securities, commitments to extend loans, financial guarantees and credit guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position (see Note 7 and Note 14).

Consolidation of variable interest entities ("VIEs")

The Company consolidates VIEs when it is the primary beneficiary. A primary beneficiary is the entity with both the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE (see Note 12).

Foreign currency translation

The local currency of the Company's foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations. The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in accumulated other comprehensive income. Changes in unrealized foreign currency translation adjustments are included in other comprehensive income. Gains and losses from foreign currency transactions are reported in operating costs and expenses and have not been material.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding, including unvested participating restricted stock units. Diluted earnings per share is computed using the weighted average number of common and dilutive potential common shares outstanding. For the Company, dilutive potential common shares consist of outstanding stock options and unvested non-participating restricted stock units and contingently issuable performance stock awards.

The computation of basic and diluted earnings per share for the years ended December 31 is presented in the following table.

($ in millions, except per share data)	2012	2011	2010
Numerator:			
Net income	$ 2,306	$ 787	$ 911
Denominator:			
Weighted average common shares outstanding	489.4	520.7	540.3
Effect of dilutive potential common shares:			
Stock options	2.4	1.8	2.0
Restricted stock units and performance stock awards (non-participating)	1.2	0.6	0.2
Weighted average common and dilutive potential common shares outstanding	493.0	523.1	542.5
Earnings per share - Basic	$ 4.71	$ 1.51	$ 1.69
Earnings per share - Diluted	$ 4.68	$ 1.50	$ 1.68

The effect of dilutive potential common shares does not include the effect of options with an anti-dilutive effect on earnings per share because their exercise prices exceed the average market price of Allstate common shares during the period or for which the unrecognized compensation cost would have an anti-dilutive effect. Options to purchase 20.4 million, 27.2 million and 26.7 million Allstate common shares, with exercise prices ranging from $26.56 to $62.84, $22.71 to $62.84 and $27.36 to $64.53, were outstanding in 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share in those years.

Adopted accounting standards

Criteria for Determining Effective Control for Repurchase Agreements

In April 2011, the FASB issued guidance modifying the assessment criteria of effective control for repurchase agreements. The new guidance removes the criteria requiring an entity to have the ability to repurchase or redeem financial assets on substantially the agreed terms and the collateral maintenance guidance related to that criteria. The guidance is to be applied prospectively to transactions or modifications of existing transactions that occur during reporting periods beginning on or after December 15, 2011. The adoption of this guidance as of January 1, 2012 had no impact on the Company's results of operations or financial position.

Amendments to Fair Value Measurement and Disclosure Requirements

In May 2011, the FASB issued guidance that clarifies the application of existing fair value measurement and disclosure requirements and amends certain fair value measurement principles, requirements and disclosures. Changes were made to improve consistency in global application. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2011. The adoption of this guidance as of January 1, 2012 had no impact on the Company's results of operations or financial position.

Presentation of Comprehensive Income

In June and December 2011, the FASB issued guidance amending the presentation of comprehensive income and its components. Under the new guidance, a reporting entity has the option to present comprehensive income in a single continuous statement or in two separate but consecutive statements. The Company adopted the new guidance in the first quarter of 2012. The new guidance affects presentation only and therefore had no impact on the Company's results of operations or financial position.

Intangibles - Goodwill and Other

In September 2011, the FASB issued guidance providing the option to first assess qualitative factors, such as macroeconomic conditions and industry and market considerations, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If impairment is indicated by the qualitative assessment, then it is necessary to perform the two-step goodwill impairment test. If the option is not elected, the guidance requiring the two-step goodwill impairment test is unchanged. The adoption of this guidance as of January 1, 2012 had no impact on the Company's results of operations or financial position.

Pending accounting standards

Disclosures about Offsetting Assets and Liabilities

In December 2011 and January 2013, the FASB issued guidance requiring expanded disclosures, including both gross and net information, for derivatives, repurchase agreements and securities lending transactions that are either offset in the reporting entity's financial statements or those that are subject to an enforceable master netting arrangement or similar agreement. The guidance is effective for reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. The new guidance affects disclosures only and will have no impact on the Company's results of operations or financial position.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued guidance requiring expanded disclosures about the amounts reclassified out of accumulated other comprehensive income by component. The guidance requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, cross-reference to other disclosures that provide additional detail about those amounts is required. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2012. The new guidance affects disclosures only and will have no impact on the Company's results of operations or financial position.

3. Acquisition

On October 7, 2011, The Allstate Corporation acquired all of the shares of White Mountains, Inc. and Answer Financial Inc. ("Answer Financial") from White Mountains Holdings (Luxembourg) S.à r.l. for $1.01 billion in cash. White Mountains, Inc. primarily comprises the Esurance insurance business ("Esurance"). Esurance sells private passenger auto and renters insurance direct to consumers online, through call centers and through select agents, including Answer Financial. Answer Financial is an independent personal lines insurance agency that offers comparison quotes for auto and homeowners insurance from approximately 20 insurance companies through its website and over the phone. Esurance expands the Company's ability to serve the self-directed, brand-sensitive market segment. Answer Financial strengthens the Company's offering to self-directed consumers who want a choice between insurance carriers.

In connection with the acquisition, as of October 7, 2011 the Company recorded present value of future profits of $42 million, goodwill of $368 million, other intangible assets of $426 million, reserve for property-liability claims and claims expense of $487 million, and unearned premiums of $229 million. In 2012, goodwill was reduced by $2 million related to reestimates of the opening balance sheet reserve for property-liability claims and claims expense.

4. Supplemental Cash Flow Information

Non-cash modifications of certain mortgage loans, fixed income securities, limited partnership interests and other investments, as well as mergers completed with equity securities, totaled $323 million, $601 million and $664 million in 2012, 2011 and 2010, respectively. Non-cash financing activities include $39 million, $18 million and $23 million related to the issuance of Allstate shares for vested restricted stock units in 2012, 2011 and 2010, respectively.

Liabilities for collateral received in conjunction with the Company's securities lending program were $784 million, $419 million and $461 million as of December 31, 2012, 2011 and 2010, respectively, and are reported in other liabilities and accrued expenses. Obligations to return cash collateral for over-the-counter ("OTC") derivatives were $24 million, $43 million and $23 million as of December 31, 2012, 2011 and 2010, respectively, and are reported in other liabilities and accrued expenses or other investments. The accompanying cash flows are included in cash flows from operating

activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Net change in proceeds managed			
Net change in short-term investments	$ (341)	$ 21	$ 171
Operating cash flow (used) provided	(341)	21	171
Net change in cash	(5)	1	3
Net change in proceeds managed	$ (346)	$ 22	$ 174
Net change in liabilities			
Liabilities for collateral, beginning of year	$ (462)	$ (484)	$ (658)
Liabilities for collateral, end of year	(808)	(462)	(484)
Operating cash flow provided (used)	$ 346	$ (22)	$ (174)

5. Investments

Fair values

The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

($ in millions)	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
December 31, 2012				
U.S. government and agencies	$ 4,387	$ 326	$ —	$ 4,713
Municipal	12,139	1,038	(108)	13,069
Corporate	44,943	3,721	(127)	48,537
Foreign government	2,290	228	(1)	2,517
ABS	3,623	108	(107)	3,624
RMBS	3,000	142	(110)	3,032
CMBS	1,510	65	(77)	1,498
Redeemable preferred stock	23	4	—	27
Total fixed income securities	$ 71,915	$ 5,632	$ (530)	$ 77,017
December 31, 2011				
U.S. government and agencies	$ 5,966	$ 349	$ —	$ 6,315
Municipal	13,634	863	(256)	14,241
Corporate	41,217	2,743	(379)	43,581
Foreign government	1,866	216	(1)	2,081
ABS	4,180	73	(287)	3,966
RMBS	4,532	110	(521)	4,121
CMBS	1,962	48	(226)	1,784
Redeemable preferred stock	22	2	—	24
Total fixed income securities	$ 73,379	$ 4,404	$ (1,670)	$ 76,113

Scheduled maturities

The scheduled maturities for fixed income securities are as follows as of December 31, 2012:

($ in millions)	Amortized cost	Fair value
Due in one year or less	$ 3,825	$ 3,872
Due after one year through five years	23,168	24,324
Due after five years through ten years	23,808	25,973
Due after ten years	12,981	14,694
	63,782	68,863
ABS, RMBS and CMBS	8,133	8,154
Total	$ 71,915	$ 77,017

Actual maturities may differ from those scheduled as a result of prepayments by the issuers. ABS, RMBS and CMBS are shown separately because of the potential for prepayment of principal prior to contractual maturity dates.

Net investment income

Net investment income for the years ended December 31 is as follows:

($ in millions)	2012	2011	2010
Fixed income securities	$ 3,234	$ 3,484	$ 3,737
Equity securities	127	122	90
Mortgage loans	374	359	385
Limited partnership interests [1]	348	88	40
Short-term investments	6	6	8
Other	132	95	19
Investment income, before expense	4,221	4,154	4,279
Investment expense	(211)	(183)	(177)
Net investment income	$ 4,010	$ 3,971	$ 4,102

[1] Income from EMA limited partnerships is reported in net investment income in 2012 and realized capital gains and losses in 2011 and 2010.

Realized capital gains and losses

Realized capital gains and losses by asset type for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Fixed income securities	$ 107	$ 712	$ (366)
Equity securities	183	63	153
Mortgage loans	8	(27)	(71)
Limited partnership interests [1]	13	159	57
Derivatives	23	(397)	(600)
Other	(7)	(7)	—
Realized capital gains and losses	$ 327	$ 503	$ (827)

[1] Income from EMA limited partnerships is reported in net investment income in 2012 and realized capital gains and losses in 2011 and 2010.

Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Impairment write-downs	$ (185)	$ (496)	$ (797)
Change in intent write-downs	(48)	(100)	(204)
Net other-than-temporary impairment losses recognized in earnings	(233)	(596)	(1,001)
Sales	536	1,336	686
Valuation of derivative instruments	(11)	(291)	(427)
Settlements of derivative instruments	35	(105)	(174)
EMA limited partnership income	—	159	89
Realized capital gains and losses	$ 327	$ 503	$ (827)

Gross gains of $564 million, $1.27 billion and $819 million and gross losses of $322 million, $240 million and $435 million were realized on sales of fixed income securities during 2012, 2011 and 2010, respectively.

Other-than-temporary impairment losses by asset type for the years ended December 31 are as follows:

($ in millions)	2012			2011			2010		
	Gross	Included in OCI	Net	Gross	Included in OCI	Net	Gross	Included in OCI	Net
Fixed income securities:									
Municipal	$ (42)	$ 9	$ (33)	$ (59)	$ (3)	$ (62)	$ (203)	$ 24	$ (179)
Corporate	(21)	(2)	(23)	(30)	6	(24)	(68)	2	(66)
Foreign government	—	—	—	(1)	—	(1)	—	—	—
ABS	—	—	—	(9)	2	(7)	(14)	(16)	(30)
RMBS	(65)	(4)	(69)	(196)	(39)	(235)	(381)	(47)	(428)
CMBS	(22)	3	(19)	(66)	1	(65)	(94)	(27)	(121)
Total fixed income securities	(150)	6	(144)	(361)	(33)	(394)	(760)	(64)	(824)
Equity securities	(75)	—	(75)	(139)	—	(139)	(57)	—	(57)
Mortgage loans	5	—	5	(37)	—	(37)	(71)	—	(71)
Limited partnership interests	(8)	—	(8)	(6)	—	(6)	(46)	—	(46)
Other	(11)	—	(11)	(20)	—	(20)	(3)	—	(3)
Other-than-temporary impairment losses	$ (239)	$ 6	$ (233)	$ (563)	$ (33)	$ (596)	$ (937)	$ (64)	$ (1,001)

The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amount excludes $219 million and $172 million as of December 31, 2012 and 2011, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

($ in millions)	December 31, 2012	December 31, 2011
Municipal	$ (20)	$ (11)
Corporate	(1)	(35)
ABS	(14)	(21)
RMBS	(182)	(353)
CMBS	(19)	(19)
Total	$ (236)	$ (439)

Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of December 31 are as follows:

($ in millions)	2012	2011	2010
Beginning balance	$ (944)	$ (1,046)	$ (1,187)
Cumulative effect of change in accounting principle	—	—	81
Additional credit loss for securities previously other-than-temporarily impaired	(58)	(152)	(314)
Additional credit loss for securities not previously other-than-temporarily impaired	(50)	(150)	(312)
Reduction in credit loss for securities disposed or collected	427	379	638
Reduction in credit loss for securities the Company has made the decision to sell or more likely than not will be required to sell	7	15	43
Change in credit loss due to accretion of increase in cash flows	1	10	5
Ending balance	$ (617)	$ (944)	$ (1,046)

The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

Unrealized net capital gains and losses

Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

($ in millions) December 31, 2012	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains (losses)
Fixed income securities	$ 77,017	$ 5,632	$ (530)	$ 5,102
Equity securities	4,037	494	(34)	460
Short-term investments	2,336	—	—	—
Derivative instruments [1]	(17)	2	(24)	(22)
EMA limited partnerships [2]				7
Unrealized net capital gains and losses, pre-tax				5,547
Amounts recognized for:				
Insurance reserves [3]				(771)
DAC and DSI [4]				(412)
Amounts recognized				(1,183)
Deferred income taxes				(1,530)
Unrealized net capital gains and losses, after-tax				$ 2,834

[1] Included in the fair value of derivative instruments are $2 million classified as assets and $19 million classified as liabilities.

[2] Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' other comprehensive income. Fair value and gross gains and losses are not applicable.

[3] The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.

[4] The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

December 31, 2011	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains (losses)
Fixed income securities	$ 76,113	$ 4,404	$ (1,670)	$ 2,734
Equity securities	4,363	369	(209)	160
Short-term investments	1,291	—	—	—
Derivative instruments [1]	(12)	3	(20)	(17)
EMA limited partnerships				2
Unrealized net capital gains and losses, pre-tax				2,879
Amounts recognized for:				
Insurance reserves				(594)
DAC and DSI				(124)
Amounts recognized				(718)
Deferred income taxes				(761)
Unrealized net capital gains and losses, after-tax				$ 1,400

[1] Included in the fair value of derivative instruments are $(5) million classified as assets and $7 million classified as liabilities.

Change in unrealized net capital gains and losses

The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

($ in millions)	2012	2011	2010
Fixed income securities	$ 2,368	$ 1,908	$ 3,303
Equity securities	300	(423)	404
Derivative instruments	(5)	5	1
EMA limited partnerships	5	2	—
Total	2,668	1,492	3,708
Amounts recognized for:			
Insurance reserves	(177)	(585)	(9)
DAC and DSI	(288)	(209)	(731)
Amounts recognized	(465)	(794)	(740)
Deferred income taxes	(769)	(246)	(1,037)
Increase in unrealized net capital gains and losses	$ 1,434	$ 452	$ 1,931

Portfolio monitoring

The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.

For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings. For equity securities managed by a third party, the Company has contractually retained its decision making authority as it pertains to selling equity securities that are in an unrealized loss position.

The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

($ in millions)	Less than 12 months			12 months or more			Total unrealized losses
	Number of issues	Fair value	Unrealized losses	Number of issues	Fair value	Unrealized losses	
December 31, 2012							
Fixed income securities							
U.S. government and agencies	6	$ 85	$ —	—	$ —	$ —	$ —
Municipal	130	1,012	(13)	80	717	(95)	(108)
Corporate	133	1,989	(33)	70	896	(94)	(127)
Foreign government	22	190	(1)	—	—	—	(1)
ABS	12	145	(1)	77	794	(106)	(107)
RMBS	117	50	(1)	336	638	(109)	(110)
CMBS	11	68	—	44	357	(77)	(77)
Redeemable preferred stock	—	—	—	1	—	—	—
Total fixed income securities	431	3,539	(49)	608	3,402	(481)	(530)
Equity securities	803	284	(27)	96	69	(7)	(34)
Total fixed income and equity securities	1,234	$ 3,823	$ (76)	704	$ 3,471	$ (488)	$ (564)
Investment grade fixed income securities	387	$ 3,141	$ (39)	409	$ 2,172	$ (217)	$ (256)
Below investment grade fixed income securities	44	398	(10)	199	1,230	(264)	(274)
Total fixed income securities	431	$ 3,539	$ (49)	608	$ 3,402	$ (481)	$ (530)
December 31, 2011							
Fixed income securities							
U.S. government and agencies	4	$ 61	$ —	—	$ —	$ —	$ —
Municipal	29	135	(11)	303	1,886	(245)	(256)
Corporate	307	3,439	(113)	105	1,273	(266)	(379)
Foreign government	11	85	(1)	1	1	—	(1)
ABS	89	960	(17)	108	1,020	(270)	(287)
RMBS	321	373	(11)	294	1,182	(510)	(521)
CMBS	47	378	(49)	68	489	(177)	(226)
Redeemable preferred stock	1	—	—	—	—	—	—
Total fixed income securities	809	5,431	(202)	879	5,851	(1,468)	(1,670)
Equity securities	1,397	2,120	(203)	32	30	(6)	(209)
Total fixed income and equity securities	2,206	$ 7,551	$ (405)	911	$ 5,881	$ (1,474)	$ (1,879)
Investment grade fixed income securities	665	$ 4,480	$ (145)	555	$ 3,773	$ (700)	$ (845)
Below investment grade fixed income securities	144	951	(57)	324	2,078	(768)	(825)
Total fixed income securities	809	$ 5,431	$ (202)	879	$ 5,851	$ (1,468)	$ (1,670)

As of December 31, 2012, $299 million of unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $299 million, $192 million are related to unrealized losses on investment grade fixed income securities. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, Kroll or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to widening credit spreads or rising interest rates since the time of initial purchase.

As of December 31, 2012, the remaining $265 million of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Investment grade fixed income securities comprising $64 million of these unrealized losses were evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations. Of the $265 million, $187 million are related to below investment grade fixed income securities and $14 million are related to equity securities. Of these amounts, $176 million are related to below investment grade fixed income securities that had been in an unrealized loss position greater than or equal to 20% of

amortized cost for a period of twelve or more consecutive months as of December 31, 2012. Unrealized losses on below investment grade securities are principally related to ABS, RMBS and CMBS and were the result of wider credit spreads resulting from higher risk premiums since the time of initial purchase. These wider spreads are largely due to the risk associated with the underlying collateral supporting certain ABS, RMBS and CMBS securities.

ABS, RMBS and CMBS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for ABS and RMBS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based on the quality of the underlying securities. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of December 31, 2012, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2012, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.

Limited partnerships

As of December 31, 2012 and 2011, the carrying value of equity method limited partnerships totaled $3.52 billion and $3.13 billion, respectively. The Company recognizes an impairment loss for equity method limited partnerships when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment. The Company had no write-downs related to equity method limited partnerships in 2012. In 2011 and 2010, the Company had write-downs related to equity method limited partnerships of $2 million and $1 million, respectively.

As of December 31, 2012 and 2011, the carrying value for cost method limited partnerships was $1.41 billion and $1.57 billion, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company's portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value of the underlying funds. In 2012, 2011 and 2010, the Company had write-downs related to cost method limited partnerships of $8 million, $4 million and $45 million, respectively.

Mortgage loans

The Company's mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located throughout the United States and totaled, net of valuation allowance, $6.57 billion and $7.14 billion as of December 31, 2012 and 2011, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate

represented in the Company's mortgage loan portfolio. No other state represented more than 5% of the portfolio as of December 31.

(% of mortgage loan portfolio carrying value)	2012	2011
California	23.6	22.6%
Illinois	8.1	9.1
New York	6.4	5.8
Texas	6.4	6.2
New Jersey	6.2	6.5
Pennsylvania	4.9	5.3

The types of properties collateralizing the mortgage loans as of December 31 are as follows:

(% of mortgage loan portfolio carrying value)	2012	2011
Office buildings	26.6%	27.9%
Retail	22.7	24.8
Apartment complex	20.6	19.6
Warehouse	19.7	19.4
Other	10.4	8.3
Total	100.0%	100.0%

The contractual maturities of the mortgage loan portfolio as of December 31, 2012, excluding $4 million of mortgage loans in the process of foreclosure, are as follows:

($ in millions)	Number of loans	Carrying value	Percent
2013	42	$ 339	5.2%
2014	64	758	11.5
2015	67	968	14.7
2016	72	813	12.4
Thereafter	334	3,688	56.2
Total	579	$ 6,566	100.0%

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Valuation allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell. Mortgage loans are charged off against their corresponding valuation allowances when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of December 31, 2012.

Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by debt service coverage ratio distribution as of December 31:

($ in millions)	2012			2011		
Debt service coverage ratio distribution	Fixed rate mortgage loans	Variable rate mortgage loans	Total	Fixed rate mortgage loans	Variable rate mortgage loans	Total
Below 1.0	$ 267	$ —	$ 267	$ 345	$ —	$ 345
1.0 - 1.25	1,208	20	1,228	1,527	44	1,571
1.26 - 1.50	1,458	46	1,504	1,573	24	1,597
Above 1.50	3,268	148	3,416	3,214	168	3,382
Total non-impaired mortgage loans	$ 6,201	$ 214	$ 6,415	$ 6,659	$ 236	$ 6,895

Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

The net carrying value of impaired mortgage loans as of December 31 is as follows:

($ in millions)	2012	2011
Impaired mortgage loans with a valuation allowance	$ 147	$ 244
Impaired mortgage loans without a valuation allowance	8	—
Total impaired mortgage loans	$ 155	$ 244
Valuation allowance on impaired mortgage loans	$ 42	$ 63

The average balance of impaired loans was $202 million, $210 million and $278 million during 2012, 2011 and 2010, respectively.

The rollforward of the valuation allowance on impaired mortgage loans for the years ended December 31 is as follows:

($ in millions)	2012	2011	2010
Beginning balance	$ 63	$ 84	$ 95
Net (decrease) increase in valuation allowance	(5)	37	65
Charge offs	(16)	(58)	(76)
Ending balance	$ 42	$ 63	$ 84

The carrying value of past due mortgage loans as of December 31 is as follows:

($ in millions)	2012	2011
Less than 90 days past due	$ 21	$ —
90 days or greater past due	4	43
Total past due	25	43
Current loans	6,545	7,096
Total mortgage loans	$ 6,570	$ 7,139

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio as of December 31. No other state represents more than 5% of the portfolio.

(% of municipal bond portfolio carrying value)	2012	2011
Texas	8.2%	7.7%
California	8.1	10.4
Florida	6.5	5.9
New York	5.9	5.3

Concentration of credit risk

As of December 31, 2012, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholders' equity.

Securities loaned

The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2012 and 2011, fixed income and equity securities with a carrying value of $760 million and $406 million, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $2 million in each of 2012, 2011 and 2010.

Other investment information

Included in fixed income securities are below investment grade assets totaling $6.62 billion and $6.01 billion as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, fixed income securities and short-term investments with a carrying value of $280 million were on deposit with regulatory authorities as required by law.

As of December 31, 2012, the carrying value of fixed income securities and other investments that were non-income producing was $23 million.

6. Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a

continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The second situation where the Company classifies securities in Level 3 is where specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests, bank loans and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the consolidated financial statements. In addition, derivatives embedded in fixed income securities are not disclosed in the hierarchy as free-standing derivatives since they are presented with the host contracts in fixed income securities.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

- Fixed income securities: Comprise certain U.S. Treasuries. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.
- Equity securities: Comprise actively traded, exchange-listed equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.
- Short-term: Comprise actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.
- Separate account assets: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

Level 2 measurements

- Fixed income securities:

  U.S. government and agencies: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

  Municipal: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

Corporate, including privately placed: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Also included are privately placed securities valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

Foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

ABS and RMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.

Redeemable preferred stock: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

- Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.
- Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.
- Other investments: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

  OTC derivatives, including interest rate swaps, foreign currency swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, currency rates, and counterparty credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Level 3 measurements

- *Fixed income securities:*

  Municipal: ARS primarily backed by student loans that have become illiquid due to failures in the auction market are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, including the anticipated date liquidity will return to the market. Also included are municipal bonds that are not rated by third party credit rating agencies but are rated by the National Association of Insurance Commissioners ("NAIC"). The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads.

  Corporate, including privately placed: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also included are equity-indexed notes which are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, such as volatility. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

ABS, RMBS and CMBS: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

- Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.
- Other investments: Certain OTC derivatives, such as interest rate caps and floors, certain credit default swaps and certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.
- Contractholder funds: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

Assets and liabilities measured at fair value on a non-recurring basis

Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are valued using net asset values.

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2012:

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2012
Assets					
Fixed income securities:					
U.S. government and agencies	$ 2,790	$ 1,915	$ 8		$ 4,713
Municipal	—	12,104	965		13,069
Corporate	—	46,920	1,617		48,537
Foreign government	—	2,517	—		2,517
ABS	—	3,373	251		3,624
RMBS	—	3,029	3		3,032
CMBS	—	1,446	52		1,498
Redeemable preferred stock	—	26	1		27
Total fixed income securities	2,790	71,330	2,897		77,017
Equity securities	3,008	858	171		4,037
Short-term investments	703	1,633	—		2,336
Other investments:					
Free-standing derivatives	—	187	3	$ (57)	133
Separate account assets	6,610	—	—		6,610
Other assets	5	—	1		6
Total recurring basis assets	13,116	74,008	3,072	(57)	90,139
Non-recurring basis [1]	—	—	9		9
Total assets at fair value	$ 13,116	$ 74,008	$ 3,081	$ (57)	$ 90,148
% of total assets at fair value	14.6%	82.1%	3.4%	(0.1)%	100.0%
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ —	$ —	$ (553)		$ (553)
Other liabilities:					
Free-standing derivatives	—	(98)	(30)	$ 33	(95)
Total liabilities at fair value	$ —	$ (98)	$ (583)	$ 33	$ (648)
% of total liabilities at fair value	—%	15.1%	90.0%	(5.1)%	100.0%

[1] Includes $4 million of mortgage loans, $4 million of limited partnership interests and $1 million of other investments written-down to fair value in connection with recognizing other-than-temporary impairments.

The following table summarizes quantitative information about the significant unobservable inputs used in Level 3 fair value measurements as of December 31, 2012.

($ in millions)	Fair value	Valuation technique	Unobservable input	Range	Weighted average
ARS backed by student loans	$ 394	Discounted cash flow model	Anticipated date liquidity will return to the market	18 - 60 months	31 - 43 months
Derivatives embedded in life and annuity contracts — Equity-indexed and forward starting options	$ (419)	Stochastic cash flow model	Projected option cost	1.0 - 2.0%	1.92%

If the anticipated date liquidity will return to the market is sooner (later), it would result in a higher (lower) fair value. If the projected option cost increased (decreased), it would result in a higher (lower) liability fair value.

As of December 31, 2012, Level 3 fair value measurements include $1.87 billion of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and $395 million of municipal fixed income securities that are not rated by third party credit rating agencies. The Company does not develop the unobservable inputs used in measuring fair value; therefore, these are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker

quotes would result in a lower (higher) fair value, and an increase (decrease) in the credit rating of municipal bonds that are not rated by third party credit rating agencies would result in a higher (lower) fair value.

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2011:

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2011
Assets					
Fixed income securities:					
U.S. government and agencies	$ 4,707	$ 1,608	$ —		$ 6,315
Municipal	—	12,909	1,332		14,241
Corporate	—	42,176	1,405		43,581
Foreign government	—	2,081	—		2,081
ABS	—	3,669	297		3,966
RMBS	—	4,070	51		4,121
CMBS	—	1,724	60		1,784
Redeemable preferred stock	—	23	1		24
Total fixed income securities	4,707	68,260	3,146		76,113
Equity securities	3,433	887	43		4,363
Short-term investments	188	1,103	—		1,291
Other investments:					
Free-standing derivatives	—	281	1	$ (114)	168
Separate account assets	6,984	—	—		6,984
Other assets	1	—	1		2
Total recurring basis assets	15,313	70,531	3,191	(114)	88,921
Non-recurring basis [1]	—	—	35		35
Total assets at fair value	$ 15,313	$ 70,531	$ 3,226	$ (114)	$ 88,956
% of total assets at fair value	17.2%	79.3%	3.6%	(0.1)%	100.0%
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ —	$ —	$ (723)		$ (723)
Other liabilities:					
Free-standing derivatives	(1)	(112)	(96)	$ 77	(132)
Total liabilities at fair value	$ (1)	$ (112)	$ (819)	$ 77	$ (855)
% of total liabilities at fair value	0.1%	13.1%	95.8%	(9.0)%	100.0%

[1] Includes $19 million of mortgage loans and $16 million of other investments written-down to fair value in connection with recognizing other-than-temporary impairments.

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2012.

($ in millions)		**Total gains (losses) included in:**			
	Balance as of December 31, 2011	**Net income** [(1)]	**OCI**	**Transfers into Level 3**	**Transfers out of Level 3**
Assets					
Fixed income securities:					
U.S. government and agencies	$ —	$ —	$ —	$ 8	$ —
Municipal	1,332	(35)	76	53	(28)
Corporate	1,405	20	68	387	(92)
ABS	297	26	61	43	(81)
RMBS	51	—	—	—	(47)
CMBS	60	(4)	9	—	(5)
Redeemable preferred stock	1	—	—	—	—
Total fixed income securities	3,146	7	214	491	(253)
Equity securities	43	(7)	9	—	—
Other investments:					
Free-standing derivatives, net	(95)	27	—	—	—
Other assets	1	—	—	—	—
Total recurring Level 3 assets	$ 3,095	$ 27	$ 223	$ 491	$ (253)
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ (723)	$ 168	$ —	$ —	$ —
Total recurring Level 3 liabilities	$ (723)	$ 168	$ —	$ —	$ —

	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2012
Assets					
Fixed income securities:					
U.S. government and agencies	$ —	$ —	$ —	$ —	$ 8
Municipal	46	(463)	—	(16)	965
Corporate	276	(310)	—	(137)	1,617
ABS	155	(217)	—	(33)	251
RMBS	—	—	—	(1)	3
CMBS	34	(27)	—	(15)	52
Redeemable preferred stock	1	(1)	—	—	1
Total fixed income securities	512	(1,018)	—	(202)	2,897
Equity securities	164	(38)	—	—	171
Other investments:					
Free-standing derivatives, net	27	—	—	14	(27) [(2)]
Other assets	—	—	—	—	1
Total recurring Level 3 assets	$ 703	$ (1,056)	$ —	$ (188)	$ 3,042
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ —	$ —	$ (79)	$ 81	$ (553)
Total recurring Level 3 liabilities	$ —	$ —	$ (79)	$ 81	$ (553)

(1) The effect to net income totals $195 million and is reported in the Consolidated Statements of Operations as follows: $27 million in net investment income, $132 million in interest credited to contractholder funds and $36 million in life and annuity contract benefits.
(2) Comprises $3 million of assets and $30 million of liabilities.

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2011.

($ in millions)		Total gains (losses) included in:			
	Balance as of December 31, 2010	Net income [(1)]	OCI	Transfers into Level 3	Transfers out of Level 3
Assets					
Fixed income securities:					
Municipal	$ 2,016	$ (44)	$ 54	$ 70	$ (82)
Corporate	1,908	62	(44)	239	(523)
ABS	2,417	23	(65)	—	(2,137)
RMBS	1,794	(86)	107	—	(1,256)
CMBS	923	(43)	113	86	(966)
Redeemable preferred stock	1	—	—	—	—
Total fixed income securities	9,059	(88)	165	395	(4,964)
Equity securities	63	(10)	—	—	(10)
Other investments:					
Free-standing derivatives, net	(21)	(91)	—	—	—
Other assets	1	—	—	—	—
Total recurring Level 3 assets	$ 9,102	$ (189)	$ 165	$ 395	$ (4,974)
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ (653)	$ (134)	$ —	$ —	$ —
Total recurring Level 3 liabilities	$ (653)	$ (134)	$ —	$ —	$ —

	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2011
Assets					
Fixed income securities:					
Municipal	$ 14	$ (689)	$ —	$ (7)	$ 1,332
Corporate	387	(537)	—	(87)	1,405
ABS	504	(169)	—	(276)	297
RMBS	4	(378)	—	(134)	51
CMBS	17	(66)	—	(4)	60
Redeemable preferred stock	—	—	—	—	1
Total fixed income securities	926	(1,839)	—	(508)	3,146
Equity securities	1	(1)	—	—	43
Other investments:					
Free-standing derivatives, net	70	—	—	(53)	(95) [(2)]
Other assets	—	—	—	—	1
Total recurring Level 3 assets	$ 997	$ (1,840)	$ —	$ (561)	$ 3,095
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ —	$ —	$ (100)	$ 164	$ (723)
Total recurring Level 3 liabilities	$ —	$ —	$ (100)	$ 164	$ (723)

[(1)] The effect to net income totals $(323) million and is reported in the Consolidated Statements of Operations as follows: $(221) million in realized capital gains and losses, $36 million in net investment income, $(106) million in interest credited to contractholder funds and $(32) million in life and annuity contract benefits.

[(2)] Comprises $1 million of assets and $96 million of liabilities.

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2010.

($ in millions)		Total gains (losses) included in:					
	Balance as of December 31, 2009	Net income (1)	OCI	Purchases, sales, issues and settlements, net	Transfers into Level 3	Transfers out of Level 3	Balance as of December 31, 2010
Assets							
Fixed income securities:							
Municipal	$ 2,706	$ (40)	$ 46	$ (588)	$ 38	$ (146)	$ 2,016
Corporate	2,241	5	115	(167)	444	(730)	1,908
Foreign government	20	—	—	(20)	—	—	—
ABS	2,001	55	275	553	—	(467)	2,417
RMBS	1,671	(421)	736	(135)	—	(57)	1,794
CMBS	1,404	(233)	592	(526)	107	(421)	923
Redeemable preferred stock	2	—	—	(1)	—	—	1
Total fixed income securities	10,045	(634)	1,764	(884)	589	(1,821)	9,059
Equity securities	69	8	5	(12)	—	(7)	63
Other investments:							
Free-standing derivatives, net	55	(202)	—	126	—	—	(21) (2)
Other assets	2	(1)	—	—	—	—	1
Total recurring Level 3 assets	$ 10,171	$ (829)	$ 1,769	$ (770)	$ 589	$ (1,828)	$ 9,102
Liabilities							
Contractholder funds:							
Derivatives embedded in life and annuity contracts	$ (110)	$ (31)	$ —	$ 3	$ (515)	$ —	$ (653)
Total recurring Level 3 liabilities	$ (110)	$ (31)	$ —	$ 3	$ (515)	$ —	$ (653)

(1) The effect to net income totals $(860) million and is reported in the Consolidated Statements of Operations as follows: $(901) million in realized capital gains and losses, $73 million in net investment income, $(1) million in interest credited to contractholder funds and $(31) million in life and annuity contract benefits.

(2) Comprises $74 million of assets and $95 million of liabilities.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company's independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.

During 2012, certain U.S. government securities were transferred into Level 1 from Level 2 as a result of increased liquidity in the market and a sustained increase in the market activity for these assets. There were no transfers between Level 1 and Level 2 during 2011 or 2010.

During 2011, certain ABS, RMBS and CMBS were transferred into Level 2 from Level 3 as a result of increased liquidity in the market and a sustained increase in the market activity for these assets. Additionally, in 2011 certain ABS that were valued based on non-binding broker quotes were transferred into Level 2 from Level 3 since the inputs were corroborated to be market observable. During 2010, certain ABS and CMBS were transferred into Level 2 from Level 3 as a result of increased liquidity in the market and a sustained increase in market activity for these assets. When transferring these securities into Level 2, the Company did not change the source of fair value estimates or modify the estimates received from independent third-party valuation service providers or the internal valuation approach. Accordingly, for securities included within this group, there was no change in fair value in conjunction with the transfer resulting in a realized or unrealized gain or loss.

Transfers into Level 3 during 2012 and 2011 included situations where a fair value quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs have not been corroborated to be market observable resulting in the security being

classified as Level 3. Transfers out of Level 3 during 2012 and 2011 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

Transfers into Level 3 during 2010 also included derivatives embedded in equity-indexed life and annuity contracts due to refinements in the valuation modeling resulting in an increase in significance of non-market observable inputs.

The following table provides the change in unrealized gains and losses included in net income for Level 3 assets and liabilities held as of December 31.

($ in millions)	**2012**	**2011**	**2010**
Assets			
Fixed income securities:			
Municipal	$ (28)	$ (28)	$ (33)
Corporate	15	20	40
ABS	—	(33)	60
RMBS	(1)	—	(292)
CMBS	(3)	(11)	(28)
Total fixed income securities	(17)	(52)	(253)
Equity securities	(6)	(10)	(3)
Other investments:			
Free-standing derivatives, net	6	(41)	(61)
Other assets	—	—	(1)
Total recurring Level 3 assets	$ (17)	$ (103)	$ (318)
Liabilities			
Contractholder funds:			
Derivatives embedded in life and annuity contracts	$ 168	$ (134)	$ (31)
Total recurring Level 3 liabilities	$ 168	$ (134)	$ (31)

The amounts in the table above represent the change in unrealized gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $151 million in 2012 and are reported as follows: $(37) million in realized capital gains and losses, $21 million in net investment income, $131 million in interest credited to contractholder funds and $36 million in life and annuity contract benefits. These gains and losses total $(237) million in 2011 and are reported as follows: $(147) million in realized capital gains and losses, $44 million in net investment income, $(102) million in interest credited to contractholder funds and $(32) million in life and annuity contract benefits. These gains and losses total $(349) million in 2010 and are reported as follows: $(402) million in realized capital gains and losses, $86 million in net investment income, $(2) million in interest credited to contractholder funds and $(31) million in life and annuity contract benefits.

Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

Financial assets

($ in millions)	**December 31, 2012**		**December 31, 2011**	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
Mortgage loans	$ 6,570	$ 6,886	$ 7,139	$ 7,350
Cost method limited partnerships	1,406	1,714	1,569	1,838
Bank loans	682	684	339	328

The fair value of mortgage loans is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of cost method limited partnerships is determined using reported net asset values of the underlying funds. The fair value of bank loans, which are reported in other investments, is based on broker quotes from

brokers familiar with the loans and current market conditions. The fair value measurements for mortgage loans, cost method limited partnerships and bank loans are categorized as Level 3.

Financial liabilities

($ in millions)	December 31, 2012		December 31, 2011	
	Carrying value	Fair value	Carrying value	Fair value
Contractholder funds on investment contracts	$ 27,014	$ 28,019	$ 30,192	$ 30,499
Long-term debt	6,057	7,141	5,908	6,312
Liability for collateral	808	808	462	462

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts utilizing prevailing market rates for similar contracts adjusted for the Company's own credit risk. Deferred annuities included in contractholder funds are valued using discounted cash flow models which incorporate market value margins, which are based on the cost of holding economic capital, and the Company's own credit risk. Immediate annuities without life contingencies and fixed rate funding agreements are valued at the present value of future benefits using market implied interest rates which include the Company's own credit risk. The fair value measurements for contractholder funds on investment contracts are categorized as Level 3.

The fair value of long-term debt is based on market observable data (such as the fair value of the debt when traded as an asset) or, in certain cases, is determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considers the Company's own credit risk. The liability for collateral is valued at carrying value due to its short-term nature. The fair value measurements for long-term debt and liability for collateral are categorized as Level 2.

7. Derivative Financial Instruments and Off-balance sheet Financial Instruments

The Company uses derivatives to manage risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations, and for asset replication. The Company does not use derivatives for speculative purposes.

Property-Liability uses interest rate swaps, swaptions, futures and options to manage the interest rate risks of existing investments and to reduce exposure to rising or falling interest rates. Portfolio duration management is a risk management strategy that is principally employed by Property-Liability wherein financial futures and interest rate swaps are utilized to change the duration of the portfolio in order to offset the economic effect that interest rates would otherwise have on the fair value of its fixed income securities. Equity index futures and options are used by Property-Liability to offset valuation losses in the equity portfolio during periods of declining equity market values. Credit default swaps are typically used to mitigate the credit risk within the Property-Liability fixed income portfolio. Property-Liability uses equity futures to hedge the market risk related to deferred compensation liability contracts and forward contracts to hedge foreign currency risk associated with holding foreign currency denominated investments and foreign operations.

Asset-liability management is a risk management strategy that is principally employed by Allstate Financial to balance the respective interest-rate sensitivities of its assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps, floors, swaptions and futures are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Allstate Financial uses financial futures and interest rate swaps to hedge anticipated asset purchases and liability issuances and futures and options for hedging the equity exposure contained in its equity indexed life and annuity product contracts that offer equity returns to contractholders. In addition, Allstate Financial uses interest rate swaps to hedge interest rate risk inherent in funding agreements. Allstate Financial uses foreign currency swaps primarily to reduce the foreign currency risk associated with issuing foreign currency denominated funding agreements and holding foreign currency denominated investments. Credit default swaps are typically used to mitigate the credit risk within the Allstate Financial fixed income portfolio.

Asset replication refers to the "synthetic" creation of assets through the use of derivatives and primarily investment grade host bonds to replicate securities that are either unavailable in the cash markets or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities.

The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income. The Company's primary embedded derivatives are equity options in life and annuity product contracts, which provide equity returns to contractholders; equity-indexed notes containing equity call options, which provide a coupon payout that is determined using one or more equity-based indices; credit default swaps in synthetic collateralized debt obligations, which provide enhanced coupon rates as a result of selling credit protection; and conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. Allstate Financial designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item. Allstate Financial designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged item affects net income.

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of legally enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position. For certain exchange traded derivatives, the exchange requires margin deposits as well as daily cash settlements of margin accounts. As of December 31, 2012, the Company pledged $11 million of cash and securities in the form of margin deposits.

For those derivatives which qualify for fair value hedge accounting, net income includes the changes in the fair value of both the derivative instrument and the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses are amortized from accumulated other comprehensive income and are reported in net income in the same period the forecasted transactions being hedged impact net income.

Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2012.

($ in millions, except number of contracts)	Asset derivatives					
		Volume [1]				
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Foreign currency swap agreements	Other investments	$ 16	n/a	$ 2	$ 2	$ —
Total		16	n/a	2	2	—
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other investments	5,541	n/a	19	28	(9)
Interest rate cap and floor agreements	Other investments	372	n/a	1	1	—
Financial futures contracts and options	Other assets	n/a	2	—	—	—
Equity and index contracts						
Options, futures and warrants [2]	Other investments	146	12,400	125	125	—
Options, futures and warrants	Other assets	n/a	1,087	5	5	—
Foreign currency contracts						
Foreign currency forwards and options	Other investments	258	n/a	6	6	—
Embedded derivative financial instruments						
Conversion options	Fixed income securities	5	n/a	—	—	—
Equity-indexed call options	Fixed income securities	90	n/a	9	9	—
Credit default swaps	Fixed income securities	12	n/a	(12)	—	(12)
Other embedded derivative financial instruments	Other investments	1,000	n/a	—	—	—
Credit default contracts						
Credit default swaps - buying protection	Other investments	209	n/a	—	2	(2)
Credit default swaps - selling protection	Other investments	308	n/a	2	3	(1)
Other contracts						
Other contracts	Other assets	4	n/a	1	1	—
Total		7,945	13,489	156	180	(24)
Total asset derivatives		$ 7,961	13,489	$ 158	$ 182	$ (24)

[1] Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

[2] In addition to the number of contracts presented in the table, the Company held 34,634 stock rights and 879,158 stock warrants. Stock rights and warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

	Balance sheet location	Liability derivatives: Volume [1]: Notional amount	Liability derivatives: Volume [1]: Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Foreign currency swap agreements	Other liabilities & accrued expenses	$ 135	n/a	$ (19)	$ —	$ (19)
Total		135	n/a	(19)	—	(19)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other liabilities & accrued expenses	1,185	n/a	16	18	(2)
Interest rate swaption agreements	Other liabilities & accrued expenses	250	n/a	—	—	—
Interest rate cap and floor agreements	Other liabilities & accrued expenses	429	n/a	1	1	—
Financial futures contracts and options	Other liabilities & accrued expenses	—	357	—	—	—
Equity and index contracts						
Options and futures	Other liabilities & accrued expenses	—	12,262	(58)	—	(58)
Foreign currency contracts						
Foreign currency forwards and options	Other liabilities & accrued expenses	139	n/a	(1)	1	(2)
Embedded derivative financial instruments						
Guaranteed accumulation benefits	Contractholder funds	820	n/a	(86)	—	(86)
Guaranteed withdrawal benefits	Contractholder funds	554	n/a	(39)	—	(39)
Equity-indexed and forward starting options in life and annuity product contracts	Contractholder funds	3,916	n/a	(419)	—	(419)
Other embedded derivative financial instruments	Contractholder funds	85	n/a	(9)	—	(9)
Credit default contracts						
Credit default swaps - buying protection	Other liabilities & accrued expenses	420	n/a	(3)	2	(5)
Credit default swaps - selling protection	Other liabilities & accrued expenses	285	n/a	(29)	1	(30)
Total		8,083	12,619	(627)	23	(650)
Total liability derivatives		8,218	12,619	(646)	$ 23	$ (669)
Total derivatives		$ 16,179	26,108	$ (488)		

[1] Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2011.

($ in millions, except number of contracts)		**Asset derivatives**				
		Volume [1]				
	Balance sheet location	**Notional amount**	**Number of contracts**	**Fair value, net**	**Gross asset**	**Gross liability**
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other investments	$ 144	n/a	$ (8)	$ —	$ (8)
Foreign currency swap agreements	Other investments	127	n/a	(5)	3	(8)
Total		271	n/a	(13)	3	(16)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other investments	8,028	n/a	122	137	(15)
Interest rate swaption agreements	Other investments	1,750	n/a	—	—	—
Interest rate cap and floor agreements	Other investments	1,591	n/a	(12)	—	(12)
Financial futures contracts and options	Other assets	n/a	40	—	—	—
Equity and index contracts						
Options, futures and warrants [2]	Other investments	163	15,180	104	104	—
Options, futures and warrants	Other assets	n/a	2,132	1	1	—
Foreign currency contracts						
Foreign currency swap agreements	Other investments	50	n/a	6	6	—
Foreign currency forwards and options	Other investments	190	n/a	1	3	(2)
Embedded derivative financial instruments						
Conversion options	Fixed income securities	5	n/a	—	—	—
Equity-indexed call options	Fixed income securities	150	n/a	11	11	—
Credit default swaps	Fixed income securities	172	n/a	(115)	—	(115)
Other embedded derivative financial instruments	Other investments	1,000	n/a	—	—	—
Credit default contracts						
Credit default swaps - buying protection	Other investments	265	n/a	3	6	(3)
Credit default swaps - selling protection	Other investments	167	n/a	(4)	1	(5)
Other contracts						
Other contracts	Other investments	5	n/a	—	—	—
Other contracts	Other assets	4	n/a	1	1	—
Total		13,540	17,352	118	270	(152)
Total asset derivatives		$ 13,811	17,352	$ 105	$ 273	$ (168)

[1] Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

[2] In addition to the number of contracts presented in the table, the Company held 10,798 stock rights and 4,392,937 stock warrants. Stock rights and warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

	Balance sheet location	Liability derivatives: Volume (1): Notional amount	Liability derivatives: Volume (1): Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other liabilities & accrued expenses	$ 28	n/a	$ (5)	$ —	$ (5)
Foreign currency swap agreements	Other liabilities & accrued expenses	50	n/a	(7)	—	(7)
Total		78	n/a	(12)	—	(12)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other liabilities & accrued expenses	85	n/a	8	8	—
Interest rate swaption agreements	Other liabilities & accrued expenses	1,250	n/a	—	—	—
Interest rate cap and floor agreements	Other liabilities & accrued expenses	914	n/a	(9)	—	(9)
Equity and index contracts						
Options and futures	Other liabilities & accrued expenses	n/a	15,677	(50)	—	(50)
Foreign currency contracts						
Foreign currency forwards and options	Other liabilities & accrued expenses	96	n/a	(1)	—	(1)
Embedded derivative financial instruments						
Guaranteed accumulation benefits	Contractholder funds	917	n/a	(105)	—	(105)
Guaranteed withdrawal benefits	Contractholder funds	613	n/a	(57)	—	(57)
Equity-indexed and forward starting options in life and annuity product contracts	Contractholder funds	3,996	n/a	(553)	—	(553)
Other embedded derivative financial instruments	Contractholder funds	85	n/a	(8)	—	(8)
Credit default contracts						
Credit default swaps - buying protection	Other liabilities & accrued expenses	509	n/a	7	12	(5)
Credit default swaps - selling protection	Other liabilities & accrued expenses	503	n/a	(77)	2	(79)
Total		8,968	15,677	(845)	22	(867)
Total liability derivatives		9,046	15,677	(857)	$ 22	$ (879)
Total derivatives		$ 22,857	33,029	$ (752)		

(1) Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

The following table provides a summary of the impacts of the Company's foreign currency contracts in cash flow hedging relationships for the years ended December 31.

($ in millions)	2012	2011	2010
Effective portion			
(Loss) gain recognized in OCI on derivatives during the period	$ (6)	$ 4	$ 3
Loss recognized in OCI on derivatives during the term of the hedging relationship	(22)	(17)	(22)
(Loss) gain reclassified from AOCI into income (realized capital gains and losses)	(1)	(1)	2

Amortization of net losses from accumulated other comprehensive income related to cash flow hedges is expected to be less than $1 million during the next twelve months. There was no hedge ineffectiveness reported in realized gains and losses in 2012, 2011 or 2010.

The following tables present gains and losses from valuation, settlements and hedge ineffectiveness reported on derivatives used in fair value hedging relationships and derivatives not designated as accounting hedging instruments in the Consolidated Statements of Operations for the years ended December 31.

($ in millions)

	2012					
	Net investment income	**Realized capital gains and losses**	**Life and annuity contract benefits**	**Interest credited to contractholder funds**	**Operating costs and expenses**	**Total gain (loss) recognized in net income on derivatives**
Derivatives in fair value accounting hedging relationships						
Interest rate contracts	$ (1)	$ —	$ —	$ —	$ —	$ (1)
Subtotal	(1)	—	—	—	—	(1)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts	—	(1)	—	—	—	(1)
Equity and index contracts	—	(4)	—	56	17	69
Embedded derivative financial instruments	—	21	36	134	—	191
Foreign currency contracts	—	(1)	—	—	7	6
Credit default contracts	—	9	—	—	—	9
Other contracts	—	—	—	3	—	3
Subtotal	—	24	36	193	24	277
Total	$ (1)	$ 24	$ 36	$ 193	$ 24	$ 276

	2011					
	Net investment income	**Realized capital gains and losses**	**Life and annuity contract benefits**	**Interest credited to contractholder funds**	**Operating costs and expenses**	**Total gain (loss) recognized in net income on derivatives**
Derivatives in fair value accounting hedging relationships						
Interest rate contracts	$ (2)	$ (8)	$ —	$ (5)	$ —	$ (15)
Foreign currency and interest rate contracts	—	—	—	(32)	—	(32)
Subtotal	(2)	(8)	—	(37)	—	(47)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts	—	(304)	—	—	—	(304)
Equity and index contracts	—	(43)	—	(2)	(3)	(48)
Embedded derivative financial instruments	—	(37)	(32)	(38)	—	(107)
Foreign currency contracts	—	(12)	—	—	2	(10)
Credit default contracts	—	8	—	—	—	8
Other contracts	—	—	—	7	—	7
Subtotal	—	(388)	(32)	(33)	(1)	(454)
Total	$ (2)	$ (396)	$ (32)	$ (70)	$ (1)	$ (501)

	2010					
	Net investment income	Realized capital gains and losses	Life and annuity contract benefits	Interest credited to contractholder funds	Operating costs and expenses	Total gain (loss) recognized in net income on derivatives
Derivatives in fair value accounting hedging relationships						
Interest rate contracts	$ (139)	$ 9	$ —	$ 11	$ —	$ (119)
Foreign currency and interest rate contracts	—	(2)	—	(18)	—	(20)
Subtotal	(139)	7	—	(7)	—	(139)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts	—	(496)	—	—	—	(496)
Equity and index contracts	—	(91)	—	113	18	40
Embedded derivative financial instruments	—	(3)	(28)	34	—	3
Foreign currency contracts	—	(10)	—	—	(3)	(13)
Credit default contracts	—	(8)	—	—	—	(8)
Other contracts	—	—	—	3	—	3
Subtotal	—	(608)	(28)	150	15	(471)
Total	$ (139)	$ (601)	$ (28)	$ 143	$ 15	$ (610)

The following table provides a summary of the changes in fair value of the Company's fair value hedging relationships in the Consolidated Statements of Operations for the years ended December 31.

($ in millions)	Gain (loss) on derivatives		Gain (loss) on hedged risk	
Location of gain or (loss) recognized in net income on derivatives	**Interest rate contracts**	**Foreign currency & interest rate contracts**	**Contractholder funds**	**Investments**
2012				
Net investment income	$ 3	$ —	$ —	$ (3)
Total	$ 3	$ —	$ —	$ (3)
2011				
Interest credited to contractholder funds	$ (7)	$ (34)	$ 41	$ —
Net investment income	26	—	—	(26)
Realized capital gains and losses	(8)	—	—	—
Total	$ 11	$ (34)	$ 41	$ (26)
2010				
Interest credited to contractholder funds	$ —	$ (48)	$ 48	$ —
Net investment income	(33)	—	—	33
Realized capital gains and losses	9	(2)	—	—
Total	$ (24)	$ (50)	$ 48	$ 33

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2012, counterparties pledged $29 million in cash and securities to the Company, and the Company pledged $26 million in securities to counterparties which includes $25 million of collateral posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability position and $1 million of collateral posted under MNAs for contracts without credit-risk-contingent liabilities. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

The following table summarizes the counterparty credit exposure as of December 31 by counterparty credit rating as it relates to the Company's OTC derivatives.

($ in millions)	2012				2011			
Rating [1]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]
AA-	—	$ —	$ —	$ —	1	$ 25	$ 1	$ 1
A+	2	29	1	1	4	3,026	26	5
A	4	2,450	13	2	3	5,307	15	1
A-	3	797	8	2	2	3,815	25	—
BBB+	1	3,617	11	—	2	57	41	41
Total	10	$ 6,893	$ 33	$ 5	12	$ 12,230	$ 108	$ 48

[1] Rating is the lower of S&P or Moody's ratings.
[2] Only OTC derivatives with a net positive fair value are included for each counterparty.

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative on certain dates if AIC's, ALIC's or Allstate Life Insurance Company of New York's ("ALNY") financial strength credit ratings by Moody's or S&P fall below a certain level or in the event AIC, ALIC or ALNY are no longer rated by either Moody's or S&P. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative instruments if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on AIC's, ALIC's or ALNY's financial strength credit ratings by Moody's or S&P, or in the event AIC, ALIC or ALNY are no longer rated by either Moody's or S&P.

The following summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position as of December 31, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

($ in millions)	2012	2011
Gross liability fair value of contracts containing credit-risk-contingent features	$ 65	$ 153
Gross asset fair value of contracts containing credit-risk-contingent features and subject to MNAs	(31)	(69)
Collateral posted under MNAs for contracts containing credit-risk-contingent features	(25)	(76)
Maximum amount of additional exposure for contracts with credit-risk-contingent features if all features were triggered concurrently	$ 9	$ 8

Credit derivatives - selling protection

Free-standing credit default swaps ("CDS") are utilized for selling credit protection against a specified credit event. A credit default swap is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure

to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

The following table shows the CDS notional amounts by credit rating and fair value of protection sold.

($ in millions)	Notional amount						
	AAA	AA	A	BBB	BB and lower	Total	Fair value
December 31, 2012							
Single name							
Investment grade corporate debt [1]	$ 5	$ 20	$ 53	$ 80	$ 10	$ 168	$ —
Municipal	—	25	—	—	—	25	(3)
Subtotal	5	45	53	80	10	193	(3)
Baskets							
First-to-default							
Municipal	—	—	100	—	—	100	(26)
Subtotal	—	—	100	—	—	100	(26)
Index							
Investment grade corporate debt [1]	—	3	79	204	14	300	2
Total	$ 5	$ 48	$ 232	$ 284	$ 24	$ 593	$ (27)
December 31, 2011							
Single name							
Investment grade corporate debt [1]	$ —	$ 90	$ 88	$ 160	$ 30	$ 368	$ (7)
High yield debt	—	—	—	—	2	2	—
Municipal	—	135	—	—	—	135	(12)
Subtotal	—	225	88	160	32	505	(19)
Baskets							
Tranche							
Investment grade corporate debt [1]	—	—	—	—	65	65	(29)
First-to-default							
Municipal	—	—	100	—	—	100	(33)
Subtotal	—	—	100	—	65	165	(62)
Total	$ —	$ 225	$ 188	$ 160	$ 97	$ 670	$ (81)

[1] Investment grade corporate debt categorization is based on the rating of the underlying name(s) at initial purchase.

In selling protection with CDS, the Company sells credit protection on an identified single name, a basket of names in a first-to-default ("FTD") structure or a specific tranche of a basket, or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the reference entity's public fixed maturity cash instruments and swap rates at the time the agreement is executed. With a FTD basket or a tranche of a basket, because of the additional credit risk inherent in a basket of named reference entities, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket and the correlation between the names. CDX is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at the time of settlement. When a credit event occurs in a tranche of a basket, there is no immediate impact to the Company until cumulative losses in the basket exceed the contractual subordination. To date, realized losses have not exceeded the subordination. For CDX, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

In addition to the CDS described above, the Company's synthetic collateralized debt obligations contain embedded credit default swaps which sell protection on a basket of reference entities. The synthetic collateralized debt obligations are fully funded; therefore, the Company is not obligated to contribute additional funds when credit events occur related to the reference entities named in the embedded credit default swaps. The Company's maximum amount at risk equals the amount of its aggregate initial investment in the synthetic collateralized debt obligations.

Off-balance sheet financial instruments

The contractual amounts of off-balance sheet financial instruments as of December 31 are as follows:

($ in millions)	**2012**	**2011**
Commitments to invest in limited partnership interests	$ 2,080	$ 2,015
Commitments to extend mortgage loans	67	84
Private placement commitments	54	83
Other loan commitments	7	26

In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. The fair value of commitments to extend mortgage loans, which are secured by the underlying properties, is $1 million as of December 31, 2012, and is valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have fixed or varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

8. Reserve for Property-Liability Insurance Claims and Claims Expense

The Company establishes reserves for claims and claims expense on reported and unreported claims of insured losses. The Company's reserving process takes into account known facts and interpretations of circumstances and factors including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. In the normal course of business, the Company may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

Because reserves are estimates of unpaid portions of losses that have occurred, including incurred but not reported ("IBNR") losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. The highest degree of uncertainty is associated with reserves for losses

incurred in the current reporting period as it contains the greatest proportion of losses that have not been reported or settled. The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported in property-liability insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined.

Activity in the reserve for property-liability insurance claims and claims expense is summarized as follows:

($ in millions)	2012	2011	2010
Balance as of January 1	$ 20,375	$ 19,468	$ 19,167
Less reinsurance recoverables	2,588	2,072	2,139
Net balance as of January 1	17,787	17,396	17,028
Esurance acquisition as of October 7, 2011	(13) [1]	425	—
Incurred claims and claims expense related to:			
Current year	19,149	20,496	19,110
Prior years	(665)	(335)	(159)
Total incurred	18,484	20,161	18,951
Claims and claims expense paid related to:			
Current year	12,545	13,893	12,012
Prior years	6,435	6,302	6,571
Total paid	18,980	20,195	18,583
Net balance as of December 31	17,278	17,787	17,396
Plus reinsurance recoverables	4,010	2,588	2,072
Balance as of December 31	$ 21,288	$ 20,375	$ 19,468

[1] The Esurance opening balance sheet reserves were reestimated in 2012 resulting in a reduction in reserves due to lower severity. The adjustment was recorded as a reduction in goodwill and an increase in payables to the seller under the terms of the purchase agreement and therefore had no impact on claims expense.

Incurred claims and claims expense represents the sum of paid losses and reserve changes in the calendar year. This expense includes losses from catastrophes of $2.35 billion, $3.82 billion and $2.21 billion in 2012, 2011 and 2010, respectively, net of reinsurance and other recoveries (see Note 10). Catastrophes are an inherent risk of the property-liability insurance business that have contributed to, and will continue to contribute to, material year-to-year fluctuations in the Company's results of operations and financial position.

The Company calculates and records a single best reserve estimate for losses from catastrophes, in conformance with generally accepted actuarial standards. As a result, management believes that no other estimate is better than the recorded amount. Due to the uncertainties involved, including the factors described above, the ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. Accordingly, management believes that it is not practical to develop a meaningful range for any such changes in losses incurred.

During 2012, incurred claims and claims expense related to prior years was primarily composed of net decreases in auto reserves of $365 million primarily due to claim severity development that was better than expected, net decreases in homeowners reserves of $321 million due to favorable catastrophe reserve reestimates, and net decreases in other reserves of $30 million. Incurred claims and claims expense includes favorable catastrophe loss reestimates of $410 million, net of reinsurance and other recoveries.

During 2011, incurred claims and claims expense related to prior years was primarily composed of net decreases in auto reserves of $381 million primarily due to claim severity development that was better than expected, net decreases in homeowners reserves of $69 million due to favorable catastrophe reserve reestimates, and net increases in other reserves of $94 million. Incurred claims and claims expense includes favorable catastrophe loss reestimates of $130 million, net of reinsurance and other recoveries.

During 2010, incurred claims and claims expense related to prior years was primarily composed of net decreases in auto reserves of $179 million primarily due to claim severity development that was better than expected partially offset by a litigation settlement, net decreases in homeowners reserves of $23 million due to favorable catastrophe reserve reestimates partially offset by a litigation settlement, and net increases in other reserves of $15 million. Incurred claims

and claims expense includes favorable catastrophe loss reestimates of $163 million, net of reinsurance and other recoveries.

Management believes that the reserve for property-liability insurance claims and claims expense, net of reinsurance recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, technology, laws and regulations.

For further discussion of asbestos and environmental reserves, see Note 14.

9. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

As of December 31, the reserve for life-contingent contract benefits consists of the following:

($ in millions)	2012	2011
Immediate fixed annuities:		
Structured settlement annuities	$ 7,274	$ 7,075
Other immediate fixed annuities	2,386	2,350
Traditional life insurance	3,110	3,004
Accident and health insurance	2,011	1,859
Other	114	118
Total reserve for life-contingent contract benefits	$ 14,895	$ 14,406

The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

Product	Mortality	Interest rate	Estimation method
Structured settlement annuities	U.S. population with projected calendar year improvements; mortality rates adjusted for each impaired life based on reduction in life expectancy	Interest rate assumptions range from 1.3% to 9.2%	Present value of contractually specified future benefits
Other immediate fixed annuities	1983 group annuity mortality table with internal modifications; 1983 individual annuity mortality table; Annuity 2000 mortality table with internal modifications; Annuity 2000 mortality table; 1983 individual annuity mortality table with internal modifications	Interest rate assumptions range from 0.1% to 11.5%	Present value of expected future benefits based on historical experience
Traditional life insurance	Actual company experience plus loading	Interest rate assumptions range from 4.0% to 11.3%	Net level premium reserve method using the Company's withdrawal experience rates; includes reserves for unpaid claims
Accident and health insurance	Actual company experience plus loading	Interest rate assumptions range from 3.0% to 7.0%	Unearned premium; additional contract reserves for mortality risk and unpaid claims
Other:			
Variable annuity guaranteed minimum death benefits [1]	Annuity 2000 mortality table with internal modifications	Interest rate assumptions range from 4.0% to 5.8%	Projected benefit ratio applied to cumulative assessments

[1] In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with The Prudential Insurance Company of America, a subsidiary of Prudential Financial, Inc. (collectively "Prudential").

To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies.

A liability of $771 million and $594 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2012 and 2011, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

As of December 31, contractholder funds consist of the following:

($ in millions)	**2012**	**2011**
Interest-sensitive life insurance	$ 11,011	$ 10,826
Investment contracts:		
Fixed annuities	25,881	29,049
Funding agreements backing medium-term notes	1,867	1,929
Other investment contracts	560	528
Total contractholder funds	$ 39,319	$ 42,332

The following table highlights the key contract provisions relating to contractholder funds:

Product	Interest rate	Withdrawal/surrender charges
Interest-sensitive life insurance	Interest rates credited range from 0% to 11.0% for equity-indexed life (whose returns are indexed to the S&P 500) and 1.0% to 6.0% for all other products	Either a percentage of account balance or dollar amount grading off generally over 20 years
Fixed annuities	Interest rates credited range from 0% to 9.8% for immediate annuities; (8.0)% to 13.5% for equity-indexed annuities (whose returns are indexed to the S&P 500); and 0.1% to 6.3% for all other products	Either a declining or a level percentage charge generally over ten years or less. Additionally, approximately 24.3% of fixed annuities are subject to market value adjustment for discretionary withdrawals
Funding agreements backing medium-term notes	Interest rates credited range from 3.0% to 5.4% (excluding currency-swapped medium-term notes)	Not applicable
Other investment contracts:		
Guaranteed minimum income, accumulation and withdrawal benefits on variable [(1)] and fixed annuities and secondary guarantees on interest-sensitive life insurance and fixed annuities	Interest rates used in establishing reserves range from 1.7% to 10.3%	Withdrawal and surrender charges are based on the terms of the related interest-sensitive life insurance or fixed annuity contract

[(1)] In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

Contractholder funds include funding agreements held by VIEs issuing medium-term notes. The VIEs are Allstate Life Funding, LLC, Allstate Financial Global Funding, LLC, Allstate Life Global Funding and Allstate Life Global Funding II, and their primary assets are funding agreements used exclusively to back medium-term note programs.

Contractholder funds activity for the years ended December 31 is as follows:

($ in millions)	2012	2011
Balance, beginning of year	$ 42,332	$ 48,195
Deposits	2,275	2,318
Interest credited	1,323	1,629
Benefits	(1,463)	(1,461)
Surrenders and partial withdrawals	(3,990)	(4,935)
Bank withdrawals	—	(1,463)
Maturities of and interest payments on institutional products	(138)	(867)
Contract charges	(1,066)	(1,028)
Net transfers from separate accounts	11	12
Fair value hedge adjustments for institutional products	—	(34)
Other adjustments	35	(34)
Balance, end of year	$ 39,319	$ 42,332

The Company offered various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to reinsurance. In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $5.23 billion and $5.54 billion of equity, fixed income and balanced mutual funds and $721 million and $837 million of money market mutual funds as of December 31, 2012 and 2011, respectively.

The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

($ in millions)	December 31,	
	2012	2011
In the event of death		
Separate account value	$ 5,947	$ 6,372
Net amount at risk [1]	$ 1,044	$ 1,502
Average attained age of contractholders	67 years	66 years
At annuitization (includes income benefit guarantees)		
Separate account value	$ 1,416	$ 1,489
Net amount at risk [2]	$ 418	$ 574
Weighted average waiting period until annuitization options available	None	1 year
For cumulative periodic withdrawals		
Separate account value	$ 532	$ 587
Net amount at risk [3]	$ 16	$ 27
Accumulation at specified dates		
Separate account value	$ 811	$ 906
Net amount at risk [4]	$ 50	$ 78
Weighted average waiting period until guarantee date	6 years	6 years

(1) Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance as of the balance sheet date.
(2) Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.
(3) Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance as of the balance sheet date.
(4) Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract excess guarantee benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract excess guarantee benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future fund values, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the projected excess guaranteed minimum death benefit payments. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the projected account balance at the time of annuitization.

Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to life and annuity contract benefits.

Guarantees related to the majority of withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

The following table summarizes the liabilities for guarantees:

($ in millions)	Liability for guarantees related to death benefits and interest-sensitive life products	Liability for guarantees related to income benefits	Liability for guarantees related to accumulation and withdrawal benefits	Total
Balance, December 31, 2011 [(1)]	$ 289	$ 191	$ 164	$ 644
Less reinsurance recoverables	116	175	162	453
Net balance as of December 31, 2011	173	16	2	191
Incurred guarantee benefits	25	(1)	2	26
Paid guarantee benefits	(2)	—	—	(2)
Net change	23	(1)	2	24
Net balance as of December 31, 2012	196	15	4	215
Plus reinsurance recoverables	113	220	125	458
Balance, December 31, 2012 [(2)]	$ 309	$ 235	$ 129	$ 673
Balance, December 31, 2010 [(3)]	$ 236	$ 227	$ 136	$ 599
Less reinsurance recoverables	93	210	135	438
Net balance as of December 31, 2010	143	17	1	161
Incurred guarantee benefits	30	(1)	1	30
Paid guarantee benefits	—	—	—	—
Net change	30	(1)	1	30
Net balance as of December 31, 2011	173	16	2	191
Plus reinsurance recoverables	116	175	162	453
Balance, December 31, 2011 [(1)]	$ 289	$ 191	$ 164	$ 644

(1) Included in the total liability balance as of December 31, 2011 are reserves for variable annuity death benefits of $116 million, variable annuity income benefits of $175 million, variable annuity accumulation benefits of $105 million, variable annuity withdrawal benefits of $57 million and other guarantees of $191 million.

(2) Included in the total liability balance as of December 31, 2012 are reserves for variable annuity death benefits of $112 million, variable annuity income benefits of $221 million, variable annuity accumulation benefits of $86 million, variable annuity withdrawal benefits of $39 million and other guarantees of $215 million.

(3) Included in the total liability balance as of December 31, 2010 are reserves for variable annuity death benefits of $85 million, variable annuity income benefits of $211 million, variable annuity accumulation benefits of $88 million, variable annuity withdrawal benefits of $47 million and other guarantees of $168 million.

10. Reinsurance

The effects of reinsurance on property-liability insurance premiums written and earned and life and annuity premiums and contract charges for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Property-liability insurance premiums written			
Direct	$ 28,103	$ 27,066	$ 26,984
Assumed	35	22	29
Ceded	(1,111)	(1,108)	(1,106)
Property-liability insurance premiums written, net of reinsurance	$ 27,027	$ 25,980	$ 25,907
Property-liability insurance premiums earned			
Direct	$ 27,794	$ 27,016	$ 27,015
Assumed	33	24	34
Ceded	(1,090)	(1,098)	(1,092)
Property-liability insurance premiums earned, net of reinsurance	$ 26,737	$ 25,942	$ 25,957
Life and annuity premiums and contract charges			
Direct	$ 2,860	$ 2,953	$ 2,935
Assumed	55	35	37
Ceded	(674)	(750)	(804)
Life and annuity premiums and contract charges, net of reinsurance	$ 2,241	$ 2,238	$ 2,168

Property-Liability

The Company purchases reinsurance after evaluating the financial condition of the reinsurer, as well as the terms and price of coverage. Developments in the insurance and reinsurance industries have fostered a movement to segregate asbestos, environmental and other discontinued lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. The Company is unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

Property-Liability reinsurance recoverable

Total amounts recoverable from reinsurers as of December 31, 2012 and 2011 were $4.08 billion and $2.67 billion, respectively, including $69 million and $86 million, respectively, related to property-liability losses paid by the Company and billed to reinsurers, and $4.01 billion and $2.59 billion, respectively, estimated by the Company with respect to ceded unpaid losses (including IBNR), which are not billable until the losses are paid.

With the exception of the recoverable balances from the Michigan Catastrophic Claim Association ("MCCA"), Lloyd's of London and other industry pools and facilities, the largest reinsurance recoverable balance the Company had outstanding was $95 million and $98 million from Westport Insurance Corporation (formerly Employers' Reinsurance Company) as of December 31, 2012 and 2011, respectively. No other amount due or estimated to be due from any single property-liability reinsurer was in excess of $42 million and $36 million as of December 31, 2012 and 2011, respectively.

The allowance for uncollectible reinsurance was $87 million and $103 million as of December 31, 2012 and 2011, respectively, and is related to the Company's Discontinued Lines and Coverages segment.

Industry pools and facilities

Reinsurance recoverable on paid and unpaid claims including IBNR as of December 31, 2012 and 2011 includes $2.59 billion and $1.71 billion, respectively, from the MCCA. The MCCA is a mandatory insurance coverage and reinsurance reimbursement mechanism for personal injury protection losses that provides indemnification for losses over a retention level that increases every other MCCA fiscal year. The retention level is $500 thousand per claim for the fiscal years ending June 30, 2013 and 2012. The MCCA is funded by assessments from member companies who, in turn, can recover assessments from policyholders. There have been no significant uncollectible balances from the MCCA.

Allstate sells and administers policies as a participant in the National Flood Insurance Program ("NFIP"). The amounts recoverable as of December 31, 2012 and 2011 were $428 million and $33 million, respectively. Ceded premiums earned include $311 million, $312 million and $306 million in 2012, 2011 and 2010, respectively. Ceded losses

incurred include $758 million, $196 million and $50 million in 2012, 2011 and 2010, respectively. Under the arrangement, the Federal Government is obligated to pay all claims.

Ceded premiums earned under the Florida Hurricane Catastrophe Fund ("FHCF") agreement were $18 million, $27 million and $15 million in 2012, 2011 and 2010, respectively. There were no ceded losses incurred in 2012. Ceded losses incurred were $8 million and $10 million in 2011 and 2010, respectively. The Company has access to reimbursement provided by the FHCF for 90% of qualifying personal property losses that exceed its current retention of $89 million for the 2 largest hurricanes and $30 million for other hurricanes, up to a maximum total of $236 million effective from June 1, 2012 to May 31, 2013. There were no amounts recoverable from the FHCF as of December 31, 2012 or 2011.

Catastrophe reinsurance

The Company has the following catastrophe reinsurance treaties in effect as of December 31, 2012:

- Nationwide Per Occurrence Excess Catastrophe Reinsurance agreement comprises nine contracts, placed in seven layers, incepting as of June 1, 2011 and with one, two and three year terms. This agreement reinsures Allstate Protection personal lines auto and property business countrywide, in all states except Florida and New Jersey, for excess catastrophe losses caused by multiple perils. The first five layers, which are 95% placed and subject to reinstatement, comprise three contracts and cover $3.25 billion in per occurrence losses subject to a $500 million retention and after $250 million in losses "otherwise recoverable." Losses from multiple qualifying occurrences can apply to this $250 million threshold which applies once to each contract year and only to the agreement's first layer. The sixth layer, which is 82.33% placed and not subject to reinstatement, comprises five contracts: two existing contracts expiring May 31, 2013 and May 31, 2014, and three additional contracts expiring May 31, 2013, May 31, 2014, and May 31, 2015. It covers $500 million in per occurrence losses in excess of a $3.25 billion retention. The seventh layer, which is 83.12% placed and not subject to reinstatement, consists of one contract expiring May 31, 2013, and covers $475 million in per occurrence losses in excess of a $3.75 billion retention.
- Top and Drop Excess Catastrophe Reinsurance agreement comprising a three year term contract, incepting June 1, 2011, and providing $250 million of reinsurance limits which may be used for Coverage A, Coverage B, or a combination of both. Coverage A reinsures 12.67% of $500 million in limits excess of a $3.25 billion retention. Coverage B provides 25.32% of $250 million in limits excess of a $750 million retention and after $500 million in losses "otherwise recoverable" under the agreement. Losses from multiple qualifying occurrences can apply to this $500 million threshold.

Losses recoverable under the Company's New Jersey, Kentucky and Pennsylvania reinsurance agreements, described below, are disregarded when determining coverage under the Nationwide Per Occurrence Excess Catastrophe Reinsurance agreement and the Top and Drop Excess Catastrophe Reinsurance agreement.

- New Jersey Excess Catastrophe Reinsurance agreement, comprising three contracts, provides coverage for Allstate Protection personal lines property excess catastrophe losses for multiple perils in New Jersey. Two contracts, expiring May 31, 2014 and May 31, 2015, provide 31.66% of a $400 million limit excess of a $139 million retention and 31.67% of a $400 million limit excess of a $150 million retention, respectively. Each contract contains one reinstatement each year. A third contract, expiring May 31, 2013, is placed in two layers: the first layer provides 32% of $300 million of limits in excess of a $171 million retention, and the second layer provides 42% of $200 million of limits in excess of a $471 million retention. Each layer includes one reinstatement per contract year. The reinsurance premium and retention applicable to the agreement are subject to redetermination for exposure changes annually.
- Kentucky Excess Catastrophe Reinsurance agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses in the state for earthquakes and fires following earthquakes effective June 1, 2011 to May 31, 2014. The agreement provides three limits of $25 million excess of a $5 million retention subject to two limits being available in any one contract year and is 95% placed.
- Pennsylvania Excess Catastrophe Reinsurance agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses in the state for multi-perils effective June 1, 2012 through May 31, 2015. The agreement provides three limits of $100 million excess of a $100 million retention subject to two limits being available in any one contract year and is 95% placed.
- Five separate contracts for Castle Key Insurance Company and its subsidiary ("Castle Key") provide coverage for personal lines property excess catastrophe losses in Florida and coordinate coverage with Castle Key's

participation in the FHCF, effective June 1, 2012 to May 31, 2013. The agreement, including the contract that provides coverage through the FHCF, provides an estimated provisional limit of $666 million excess of a provisional retention of $30 million.

The Company ceded premiums earned of $531 million, $531 million and $582 million under catastrophe reinsurance agreements in 2012, 2011 and 2010, respectively.

Asbestos, environmental and other

Reinsurance recoverables include $190 million and $193 million from Lloyd's of London as of December 31, 2012 and 2011, respectively. Lloyd's of London, through the creation of Equitas Limited, implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years prior to 1993.

Allstate Financial

The Company's Allstate Financial segment reinsures certain of its risks to other insurers primarily under yearly renewable term, coinsurance, modified coinsurance and coinsurance with funds withheld agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance and coinsurance with funds withheld are similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies. Allstate Financial cedes 100% of the morbidity risk on substantially all of its long-term care contracts.

For certain term life insurance policies issued prior to October 2009, Allstate Financial ceded up to 90% of the mortality risk depending on the year of policy issuance under coinsurance agreements to a pool of fourteen unaffiliated reinsurers. Effective October 2009, mortality risk on term business is ceded under yearly renewable term agreements under which Allstate Financial cedes mortality in excess of its retention, which is consistent with how Allstate Financial generally reinsures its permanent life insurance business. The following table summarizes those retention limits by period of policy issuance.

Period	Retention limits
April 2011 through current	Single life: $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria Joint life: $8 million per life, and $10 million for contracts that meet specific criteria
July 2007 through March 2011	$5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria
September 1998 through June 2007	$2 million per life, in 2006 the limit was increased to $5 million for instances when specific criteria were met
August 1998 and prior	Up to $1 million per life

In addition, Allstate Financial has used reinsurance to effect the acquisition or disposition of certain blocks of business. Allstate Financial had reinsurance recoverables of $1.69 billion and $1.68 billion as of December 31, 2012 and 2011, respectively, due from Prudential related to the disposal of substantially all of its variable annuity business that was effected through reinsurance agreements. In 2012, life and annuity premiums and contract charges of $128 million, contract benefits of $91 million, interest credited to contractholder funds of $23 million, and operating costs and expenses of $25 million were ceded to Prudential. In 2011, life and annuity premiums and contract charges of $152 million, contract benefits of $121 million, interest credited to contractholder funds of $20 million, and operating costs and expenses of $27 million were ceded to Prudential. In 2010, life and annuity premiums and contract charges of $171 million, contract benefits of $152 million, interest credited to contractholder funds of $29 million, and operating costs and expenses of $31 million were ceded to Prudential. In addition, as of December 31, 2012 and 2011 Allstate Financial had reinsurance recoverables of $160 million and $165 million, respectively, due from subsidiaries of Citigroup (Triton Insurance and American Health and Life Insurance) and Scottish Re (U.S.) Inc. in connection with the disposition of substantially all of the direct response distribution business in 2003.

As of December 31, 2012, the gross life insurance in force was $536.04 billion of which $209.87 billion was ceded to the unaffiliated reinsurers.

Allstate Financial's reinsurance recoverables on paid and unpaid benefits as of December 31 are summarized in the following table.

($ in millions)	2012	2011
Annuities	$ 1,831	$ 1,827
Life insurance	1,609	1,600
Long-term care insurance	1,163	1,063
Other	85	87
Total Allstate Financial	$ 4,688	$ 4,577

As of December 31, 2012 and 2011, approximately 95% and 94%, respectively, of Allstate Financial's reinsurance recoverables are due from companies rated A- or better by S&P.

11. Deferred Policy Acquisition and Sales Inducement Costs

Deferred policy acquisition costs for the years ended December 31 are as follows:

($ in millions)	2012		
	Allstate Financial	**Property-Liability**	**Total**
Balance, beginning of year	$ 2,523	$ 1,348	$ 3,871
Acquisition costs deferred	371	3,531	3,902
Amortization charged to income	(401)	(3,483)	(3,884)
Effect of unrealized gains and losses	(268)	—	(268)
Balance, end of year	$ 2,225	$ 1,396	$ 3,621

($ in millions)	2011		
	Allstate Financial	**Property-Liability**	**Total**
Balance, beginning of year	$ 2,859	$ 1,321	$ 4,180
Esurance acquisition present value of future profits	—	42	42
Acquisition costs deferred	333	3,462	3,795
Amortization charged to income	(494)	(3,477)	(3,971)
Effect of unrealized gains and losses	(175)	—	(175)
Balance, end of year	$ 2,523	$ 1,348	$ 3,871

	2010		
	Allstate Financial	**Property-Liability**	**Total**
Balance, beginning of year	$ 3,398	$ 1,355	$ 4,753
Acquisition costs deferred	385	3,483	3,868
Amortization charged to income	(290)	(3,517)	(3,807)
Effect of unrealized gains and losses	(634)	—	(634)
Balance, end of year	$ 2,859	$ 1,321	$ 4,180

DSI activity for Allstate Financial, which primarily relates to fixed annuities and interest-sensitive life contracts, for the years ended December 31 was as follows:

($ in millions)	2012	2011	2010
Balance, beginning of year	$ 41	$ 86	$ 195
Sales inducements deferred	22	7	14
Amortization charged to income	(14)	(23)	(27)
Effect of unrealized gains and losses	(8)	(29)	(96)
Balance, end of year	$ 41	$ 41	$ 86

12. Capital Structure

Debt outstanding

Total debt outstanding as of December 31 consisted of the following:

($ in millions)	2012	2011
6.125% Senior Notes, due 2012 [1]	$ —	$ 350
7.50% Debentures, due 2013	250	250
5.00% Senior Notes, due 2014 [1]	650	650
6.20% Senior Notes, due 2014 [1]	300	300
6.75% Senior Debentures, due 2018	250	250
7.45% Senior Notes, due 2019 [1]	700	700
6.125% Senior Notes, due 2032 [1]	250	250
5.35% Senior Notes due 2033 [1]	400	400
5.55% Senior Notes due 2035 [1]	800	800
5.95% Senior Notes, due 2036 [1]	650	650
6.90% Senior Debentures, due 2038	250	250
5.20% Senior Notes, due 2042 [1]	500	—
6.125% Junior Subordinated Debentures, due 2067	500	500
6.50% Junior Subordinated Debentures, due 2067	500	500
Synthetic lease VIE obligations, floating rates, due 2014	44	44
Federal Home Loan Bank ("FHLB") advances, due 2018	13	14
Total long-term debt	6,057	5,908
Short-term debt [2]	—	—
Total debt	$ 6,057	$ 5,908

[1] Senior Notes are subject to redemption at the Company's option in whole or in part at any time at the greater of either 100% of the principal amount plus accrued and unpaid interest to the redemption date or the discounted sum of the present values of the remaining scheduled payments of principal and interest and accrued and unpaid interest to the redemption date.

[2] The Company classifies any borrowings which have a maturity of twelve months or less at inception as short-term debt.

Total debt outstanding by maturity as of December 31, 2012 is as follows:

($ in millions)	
Due within one year or less	$ 250
Due after one year through 5 years	994
Due after 5 years through 10 years	963
Due after 10 years through 20 years	250
Due after 20 years	3,600
Total debt	$ 6,057

On January 10, 2013, the Company issued $500 million of 5.10% Fixed-to-Floating Rate Subordinated Debentures due 2053 ("Subordinated Debentures"). The proceeds of this issuance will be used for general corporate purposes,

including the repurchase of the Company's common stock through open market purchases from time to time or through an accelerated repurchase program.

The Subordinated Debentures may be redeemed (i) in whole at any time or in part from time to time on or after January 15, 2023 at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Subordinated Debentures are not redeemed in whole, at least $25 million aggregate principal amount must remain outstanding, or (ii) in whole, but not in part, prior to January 15, 2023, within 90 days after the occurrence of certain tax and rating agency events, at their principal amount or, if greater, a make-whole redemption price, plus accrued and unpaid interest to, but excluding, the date of redemption.

Interest on the Subordinated Debentures is payable quarterly at the stated fixed annual rate to January 14, 2023, or any earlier redemption date, and then at an annual rate equal to the three-month LIBOR plus 3.165%. The Company may elect to defer payment of interest on the Subordinated Debentures for one or more consecutive interest periods that do not exceed five years. During a deferral period, interest will continue to accrue on the Subordinated Debentures at the then-applicable rate and deferred interest will compound on each interest payment date. If all deferred interest on the Subordinated Debentures is paid, the Company can again defer interest payments.

On January 11, 2012, the Company issued $500 million of 5.20% Senior Notes due 2042. The proceeds of this issuance were used for general corporate purposes, including the repayment of $350 million of 6.125% Senior Notes on February 15, 2012.

The Company has outstanding $500 million of Series A 6.50% and $500 million of Series B 6.125% Fixed-to-Floating Rate Junior Subordinated Debentures (together the "Debentures"). The scheduled maturity dates for the Debentures are May 15, 2057 and May 15, 2037 for Series A and Series B, respectively, with a final maturity date of May 15, 2067. The Debentures may be redeemed (i) in whole or in part, at any time on or after May 15, 2037 or May 15, 2017 for Series A and Series B, respectively, at their principal amount plus accrued and unpaid interest to the date of redemption, or (ii) in certain circumstances, in whole or in part, prior to May 15, 2037 and May 15, 2017 for Series A and Series B, respectively, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, a make-whole price.

Interest on the Debentures is payable semi-annually at the stated fixed annual rate to May 15, 2037 and May 15, 2017 for Series A and Series B, respectively, and then payable quarterly at an annual rate equal to the three-month LIBOR plus 2.12% and 1.935% for Series A and Series B, respectively. The Company may elect at one or more times to defer payment of interest on the Debentures for one or more consecutive interest periods that do not exceed 10 years. Interest compounds during such deferral periods at the rate in effect for each period. The interest deferral feature obligates the Company in certain circumstances to issue common stock or certain other types of securities if it cannot otherwise raise sufficient funds to make the required interest payments. The Company has reserved 75 million shares of its authorized and unissued common stock to satisfy this obligation.

In connection with the issuance of the Debentures, the Company entered into replacement capital covenants ("RCCs"). These covenants were not intended for the benefit of the holders of the Debentures and could not be enforced by them. Rather, they were for the benefit of holders of one or more other designated series of the Company's indebtedness ("covered debt"), initially the 6.90% Senior Debentures due 2038. At the time of the issuance of the Subordinated Debentures, the Company terminated the existing RCCs and entered into new RCCs designating the 6.75% Senior Debentures due 2018 as the covered debt. Pursuant to the new RCCs, the Company has agreed that it will not repay, redeem, or purchase the Debentures on or before May 15, 2067 and May 15, 2047 for Series A and Series B, respectively, (or such earlier date on which the new RCCs terminate by their terms) unless, subject to certain limitations, the Company has received net cash proceeds in specified amounts from the sale of common stock or certain other qualifying securities. The promises and covenants contained in the new RCC will not apply if (i) S&P upgrades the Company's issuer credit rating to A or above, (ii) the Company redeems the Debentures due to a tax event, (iii) after notice of redemption has been given by the Company and a market disruption event occurs preventing the Company from raising proceeds in accordance with the new RCCs, or (iv) if the Company repurchases or redeems up to 10% of the outstanding principal of the Debentures in any one-year period, provided that no more than 25% will be so repurchased, redeemed or purchased in any ten-year period.

The new RCCs terminate in 2067 and 2047 for Series A and Series B, respectively. The new RCCs will terminate prior to their scheduled termination date if (i) the applicable series of Debentures is no longer outstanding and the Company has fulfilled its obligations under the new RCCs or they are no longer applicable, (ii) the holders of a majority of the then-outstanding principal amount of the then-effective series of covered debt consent to agree to the termination of the new RCCs, (iii) the Company does not have any series of outstanding debt that is eligible to be

treated as covered debt under the new RCCs, (iv) the applicable series of Debentures is accelerated as a result of an event of default, (v) certain rating agency or change in control events occur, (vi) S&P, or any successor thereto, no longer assigns a solicited rating on senior debt issued or guaranteed by the Company, or (vii) the termination of the new RCCs would have no effect on the equity credit provided by S&P with respect to the Debentures. An event of default, as defined by the supplemental indenture, includes default in the payment of interest or principal and bankruptcy proceedings.

The Company is the primary beneficiary of a consolidated VIE used to acquire up to 19 automotive collision repair stores ("synthetic lease"). In 2011, the Company renewed the synthetic lease for a three-year term at a floating rate due 2014. The Company's Consolidated Statements of Financial Position include $30 million and $32 million of property and equipment, net and $44 million and $44 million of long-term debt as of December 31, 2012 and 2011, respectively.

To manage short-term liquidity, the Company maintains a commercial paper program and a credit facility as a potential source of funds. These include a $1.00 billion unsecured revolving credit facility and a commercial paper program with a borrowing limit of $1.00 billion. The credit facility has an initial term of five years expiring in April 2017. The Company has the option to extend the expiration by one year at the first and second anniversary of the facility, upon approval of existing or replacement lenders. This facility contains an increase provision that would allow up to an additional $500 million of borrowing. This facility has a financial covenant requiring the Company not to exceed a 37.5% debt to capitalization ratio as defined in the agreement. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of the Company's senior unsecured, unguaranteed long-term debt. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility. No amounts were outstanding under the credit facility as of December 31, 2012 or 2011. The Company had no commercial paper outstanding as of December 31, 2012 or 2011.

The Company paid $366 million, $363 million and $363 million of interest on debt in 2012, 2011 and 2010, respectively.

During 2012, the Company filed a universal shelf registration statement with the Securities and Exchange Commission ("SEC") that expires in 2015. The registration statement covers an unspecified amount of securities and can be used to issue debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and securities of trust subsidiaries.

Capital stock

The Company had 900 million shares of issued common stock of which 479 million shares were outstanding and 421 million shares were held in treasury as of December 31, 2012. In 2012, the Company reacquired 27 million shares at an average cost of $34.11 and reissued 5 million shares under equity incentive plans.

13. Company Restructuring

The Company undertakes various programs to reduce expenses. These programs generally involve a reduction in staffing levels, and in certain cases, office closures. Restructuring and related charges include employee termination and relocation benefits, and post-exit rent expenses in connection with these programs, and non-cash charges resulting from pension benefit payments made to agents in connection with the 1999 reorganization of Allstate's multiple agency programs to a single exclusive agency program. The expenses related to these activities are included in the Consolidated Statements of Operations as restructuring and related charges, and totaled $34 million, $44 million and $30 million in 2012, 2011 and 2010, respectively.

The following table presents changes in the restructuring liability in 2012.

($ in millions)	Employee costs	Exit costs	Total liability
Balance as of December 31, 2011	$ 5	$ 5	$ 10
Expense incurred	10	5	15
Adjustments to liability	—	—	—
Payments applied against liability	(9)	(7)	(16)
Balance as of December 31, 2012	$ 6	$ 3	$ 9

The payments applied against the liability for employee costs primarily reflect severance costs, and the payments for exit costs generally consist of post-exit rent expenses and contract termination penalties. As of December 31, 2012, the cumulative amount incurred to date for active programs totaled $85 million for employee costs and $50 million for exit costs.

14. Commitments, Guarantees and Contingent Liabilities

Leases

The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $243 million, $256 million and $256 million in 2012, 2011 and 2010, respectively.

Minimum rental commitments under noncancelable capital and operating leases with an initial or remaining term of more than one year as of December 31, 2012 are as follows:

($ in millions)	Capital leases	Operating leases
2013	$ 19	$ 166
2014	17	130
2015	7	99
2016	7	72
2017	2	43
Thereafter	11	70
Total	$ 63	$ 580
Present value of minimum capital lease payments	$ 55	

Shared markets and state facility assessments

The Company is required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Underwriting results related to these arrangements, which tend to be adverse, have been immaterial to the Company's results of operations. Because of the Company's participation, it may be exposed to losses that surpass the capitalization of these facilities and/or assessments from these facilities.

Castle Key is subject to assessments from Citizens Property Insurance Corporation in the state of Florida ("FL Citizens"), which was initially created by the state of Florida to provide insurance to property owners unable to obtain coverage in the private insurance market. FL Citizens, at the discretion and direction of its Board of Governors ("FL Citizens Board"), can levy a regular assessment on assessable insurers and assessable insureds for a deficit in any calendar year up to a maximum of the greater of 2% of the deficit or 2% of Florida property premiums industry-wide for the prior year. Prior to July 2012, the assessment rate was 6%. The base of assessable insurers includes all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the NFIP. An insurer may recoup a regular assessment through a surcharge to policyholders. In order to recoup this assessment, an insurer must file for a policy surcharge with the Florida Office of Insurance Regulation ("FL OIR") at least fifteen days prior to imposing the surcharge on policies. If a deficit remains after the regular assessment, FL Citizens can also levy emergency assessments in the current and subsequent years. Companies are required to collect the emergency assessments directly from residential property policyholders and remit to FL Citizens as collected.

The Company is also subject to assessments from Louisiana Citizens Property Insurance Corporation ("LA Citizens"). LA Citizens can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10% of the calendar year deficit or 10% of Louisiana direct property premiums industry-wide for the prior calendar year.

Florida Hurricane Catastrophe Fund

Castle Key participates in the mandatory coverage provided by the FHCF and therefore has access to reimbursements on certain qualifying Florida hurricane losses from the FHCF (see Note 10), has exposure to assessments and pays annual premiums to the FHCF for this reimbursement protection. The FHCF has the authority to issue bonds to pay its obligations to insurers participating in the mandatory coverage in excess of its capital balances. Payment of these bonds is funded by emergency assessments on all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the NFIP. The FHCF emergency assessments are limited to 6% of premiums per year beginning the first year in which reimbursements require bonding, and up to a total of 10% of premiums per year for assessments in the second and subsequent years, if required to fund additional bonding. The FHCF issued $625 million in bonds in 2008, and the FL OIR ordered an emergency assessment of 1% of premiums collected for all policies renewed after January 1, 2007. The FHCF issued

$676 million in bonds in 2010 and the FL OIR ordered an emergency assessment of 1.3% of premiums collected for all policies written or renewed after January 1, 2011. As required, companies will collect the FHCF emergency assessments directly from policyholders and remit them to the FHCF as they are collected.

Facilities such as FL Citizens, LA Citizens and the FHCF are generally designed so that the ultimate cost is borne by policyholders; however, the exposure to assessments from these facilities and the availability of recoupments or premium rate increases may not offset each other in the Company's financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

California Earthquake Authority

Exposure to certain potential losses from earthquakes in California is limited by the Company's participation in the California Earthquake Authority ("CEA"), which provides insurance for California earthquake losses. The CEA is a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or by participation in the CEA. The Company's homeowners policies continue to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

As of December 31, 2012, the CEA's capital balance was approximately $4.20 billion. Should losses arising from an earthquake cause a deficit in the CEA, additional funding would be obtained from the proceeds of revenue bonds the CEA may issue, an existing $3.56 billion reinsurance layer, and finally, if needed, assessments on participating insurance companies. The authority of the CEA to assess participating insurers extends through December 1, 2018. Participating insurers are required to pay an assessment, currently estimated not to exceed $1.56 billion, if the capital of the CEA falls below $350 million. Participating insurers are required to pay a second additional assessment, currently estimated not to exceed $500 million, if aggregate CEA earthquake losses exceed $10.14 billion and the capital of the CEA falls below $350 million. Within the limits previously described, the assessment could be intended to restore the CEA's capital to a level of $350 million. There is no provision that allows insurers to recover assessments through a premium surcharge or other mechanism. The CEA's projected aggregate claim paying capacity is $10.14 billion as of December 31, 2012 and if an event were to result in claims greater than its capacity, affected policyholders would be paid a prorated portion of their covered losses.

All future assessments on participating CEA insurers are based on their CEA insurance market share as of December 31 of the preceding year. As of April 1, 2012, the Company's share of the CEA was 15.8%. The Company does not expect its CEA market share to materially change. At this level, the Company's maximum possible CEA assessment would be $325 million during 2013. Accordingly, assessments from the CEA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes the Company's exposure to earthquake losses in California has been significantly reduced as a result of its participation in the CEA.

Texas Windstorm Insurance Association

The Company participates in the mandatory coverage provided by the Texas Windstorm Insurance Association ("TWIA"), for losses relating to hurricane activity. Amounts assessed to each company are allocated based upon its proportion of business written. In September 2008, TWIA assessed the Company $66 million for losses relating to Hurricane Ike. The assessment was based on 2007 direct voluntary writings in the State of Texas. The Company expects to recoup $35 million of the assessment via premium tax offsets over a five year period. The Company has recouped $28 million as of December 31, 2012 and expects to recoup the remaining $7 million in 2013. The remaining $31 million of the assessment was eligible for cession under the Company's reinsurance program. The TWIA board has not indicated the likelihood of any possible future assessments to insurers at this time. However, assessments from the TWIA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes the Company's exposure to losses in Texas has been significantly reduced as a result of its participation in the TWIA.

Guaranty funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue

assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency, the amount of the loss is reasonably estimable and the related premium upon which the assessment is based is written. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2012 and 2011, the liability balance included in other liabilities and accrued expenses was $49 million and $53 million, respectively. The related premium tax offsets included in other assets were $32 million and $35 million as of December 31, 2012 and 2011, respectively.

PMI runoff support agreement

The Company has certain limited rights and obligations under a capital support agreement ("Runoff Support Agreement") with PMI Mortgage Insurance Company ("PMI"), the primary operating subsidiary of PMI Group, related to the Company's disposition of PMI in prior years. Under the Runoff Support Agreement, the Company would be required to pay claims on PMI policies written prior to October 28, 1994 if PMI fails certain financial covenants and fails to pay such claims. The agreement only covers these policies and not any policies issued on or after that date. In the event any amounts are so paid, the Company would receive a commensurate amount of preferred stock or subordinated debt of PMI Group or PMI. The Runoff Support Agreement also restricts PMI's ability to write new business and pay dividends under certain circumstances. On October 20, 2011, the Director of the Arizona Department of Insurance took control of the PMI insurance companies; effective October 24, 2011, the Director instituted a partial claim payment plan: claim payments will be made at 50%, with the remaining amount deferred as a policyholder claim. The effect of these developments to the Company is uncertain. The Company has not received any notices or requests for payments under this agreement. Management does not believe these developments will have a material effect on results of operations, cash flows or financial position of the Company.

Guarantees

The Company provides residual value guarantees on Company leased automobiles. If all outstanding leases were terminated effective December 31, 2012, the Company's maximum obligation pursuant to these guarantees, assuming the automobiles have no residual value, would be $46 million as of December 31, 2012. The remaining term of each residual value guarantee is equal to the term of the underlying lease that ranges from less than one year to three years. Historically, the Company has not made any material payments pursuant to these guarantees.

The Company owns certain fixed income securities that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the reference entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these fixed income securities, as measured by the amount of the aggregate initial investment, was $5 million as of December 31, 2012. The obligations associated with these fixed income securities expire at various dates on or before March 11, 2018.

Related to the disposal through reinsurance of substantially all of Allstate Financial's variable annuity business to Prudential in 2006, the Company and its consolidated subsidiaries, ALIC and ALNY, have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of ALIC and ALNY and liabilities specifically excluded from the transaction) that ALIC and ALNY have agreed to retain. In addition, the Company, ALIC and ALNY will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of ALIC, ALNY and their agents, including in connection with ALIC's and ALNY's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.

In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

The aggregate liability balance related to all guarantees was not material as of December 31, 2012.

Regulation and Compliance

The Company is subject to changing social, economic and regulatory conditions. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms or to impose underwriting standards, impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, and otherwise expand overall regulation of insurance products and the insurance industry. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

Legal and regulatory proceedings and inquiries

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business.

Background

These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation, or otherwise; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

The outcome of these matters may be affected by decisions, verdicts, and settlements, and the timing of such decisions, verdicts, and settlements, in other individual and class action lawsuits that involve the Company, other insurers, or other entities and by other legal, governmental, and regulatory actions that involve the Company, other insurers, or other entities. The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.

In the lawsuits, plaintiffs seek a variety of remedies which may include equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought may include punitive or treble damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court. In Allstate's experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution, and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

Accrual and disclosure policy

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries, and other legal proceedings for further developments that would make the loss contingency both probable and estimable, and accordingly accruable, or that could affect the amount of accruals that have been previously established. There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed. Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.

For certain of the matters described below in the "Claims related proceedings" and "Other proceedings" subsections, the Company is able to estimate the reasonably possible loss or range of loss above the amount accrued, if any. In determining whether it is possible to estimate the reasonably possible loss or range of loss, the Company reviews and evaluates the disclosed matters, in conjunction with counsel, in light of potentially relevant factual and legal developments.

These developments may include information learned through the discovery process, rulings on dispositive motions, settlement discussions, information obtained from other sources, experience from managing these and other matters, and other rulings by courts, arbitrators or others. When the Company possesses sufficient appropriate information to develop an estimate of the reasonably possible loss or range of loss above the amount accrued, if any, that estimate is aggregated and disclosed below. There may be other disclosed matters for which a loss is probable or reasonably possible but such an estimate is not possible. Disclosure of the estimate of the reasonably possible loss or range of loss above the amount accrued, if any, for any individual matter would only be considered when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the individual estimate.

As of December 31, 2012, the Company estimates that the aggregate range of reasonably possible loss in excess of the amount accrued, if any, for the disclosed matters where such an estimate is possible is zero to $830 million, pre-tax. This disclosure is not an indication of expected loss, if any. Under accounting guidance, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions, and known and unknown uncertainties. The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate. The estimate does not include matters or losses for which an estimate is not possible. Therefore, this estimate represents an estimate of possible loss only for certain matters meeting these criteria. It does not represent the Company's maximum possible loss exposure. Information is provided below regarding the nature of all of the disclosed matters and, where specified, the amount, if any, of plaintiff claims associated with these loss contingencies.

Due to the complexity and scope of the matters disclosed in the "Claims related proceedings" and "Other proceedings" subsections below and the many uncertainties that exist, the ultimate outcome of these matters cannot be predicted. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material effect on the financial position of the Company.

Claims related proceedings

Allstate is vigorously defending a lawsuit filed in the aftermath of Hurricane Katrina and currently pending in the United States District Court for the Eastern District of Louisiana ("District Court"). This matter was filed by the Louisiana Attorney General against Allstate and every other homeowner insurer doing business in the State of Louisiana, on behalf of the State of Louisiana, as assignee, and on behalf of certain Road Home fund recipients. Although this lawsuit was originally filed as a class action, the Louisiana Attorney General moved to dismiss the class in 2011 and that motion was granted. In this matter the State alleged that the insurers failed to pay all damages owed under their policies. The claims currently pending in this matter are for breach of contract and for declaratory relief on the alleged underpayment of claims by the insurers. All other claims, including extra-contractual claims, have been dismissed. The Company had moved to dismiss the complaint on the grounds that the State had no standing to bring the lawsuit as an

assignee of insureds because of anti-assignment language in the underlying insurance policies. The Louisiana Supreme Court denied the motion.

The District Court has issued a case management order requiring the State to produce specific detail by property supporting its allegations of breach of contract. Additionally, the case management order requires the State to deliver a settlement proposal to Allstate and the other defendant insurance companies. There are many potential individual claims at issue in this matter, each of which will require individual analysis and a number of which may be subject to individual defenses, including release, accord and satisfaction, prescription, waiver, and estoppel. The Company has filed a motion seeking to force the State to provide more specificity as to its claims in this matter. The Company believes that its adjusting practices in connection with Katrina homeowners claims were sound and in accordance with industry standards and state law. There remain significant questions of Louisiana law that have yet to be decided. In the Company's judgment, given the issues discussed above, a loss is not probable.

Allstate is vigorously defending a class action lawsuit in Montana state court challenging aspects of its claim handling practices in Montana. The plaintiff alleges that the Company adjusts claims made by individuals who do not have attorneys in a manner that unfairly resulted in lower payments compared to claimants who were represented by attorneys. In January 2012, the court certified a class of Montana claimants who were not represented by attorneys with respect to the resolution of auto accident claims. The court certified the class to cover an indefinite period that commences in the mid-1990's. The certified claims include claims for declaratory judgment, injunctive relief and punitive damages in an unspecified amount. Injunctive relief may include a claim process by which unrepresented claimants could request that their claims be readjusted. No compensatory damages are sought on behalf of the class. To date no discovery has occurred related to the potential value of the class members' claims. The Company has asserted various defenses with respect to the plaintiff's claims which have not been finally resolved, and has appealed the order certifying the class. The proposed injunctive relief claim process would be subject to defenses and offsets ordinarily associated with the adjustment of claims. Any differences in amounts paid to class members compared to what class members might be paid under a different process would be speculative and subject to individual variation and determination dependent upon the individual circumstances presented by each class claimant. In the Company's judgment a loss is not probable.

Allstate had been vigorously defending a lawsuit in regards to certain claims employees involving worker classification issues. This lawsuit was a certified class action challenging a state wage and hour law. In this case, plaintiffs sought actual damages in an amount to be proven at trial, liquidated damages in an amount equal to an unspecified percentage of the aggregate underpayment of wages to be proven at trial, as well as attorneys' fees and costs. Plaintiffs did not make a settlement demand nor did they allege the amount of damages with any specificity. In December 2009, the liability phase of the case was tried, and, in July 2010, the trial court issued its decision finding in favor of Allstate on all claims. The plaintiffs appealed the decision in favor of Allstate to the first level appellate court. In May 2012, the court heard oral argument on the plaintiffs' appeal and affirmed the trial court's decision. The plaintiffs subsequently filed a petition for review with the Illinois Supreme Court, asking it to review the lower courts' decisions. In December 2012, the Supreme Court denied plaintiffs' petition for review, thereby affirming the trial court's decision and ending this case.

Other proceedings

The Company is defending certain matters relating to the Company's agency program reorganization announced in 1999. Although these cases have been pending for many years, they currently are in the early stages of litigation because of appellate court proceedings and threshold procedural issues.

- These matters include a lawsuit filed in 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") alleging retaliation under federal civil rights laws ("EEOC I") and a class action filed in 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act ("ADEA"), breach of contract and ERISA violations ("Romero I"). In 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court's declaratory judgment that the release was voidable at the option of the release signer. The court also ordered that an agent who voided the release must return to Allstate "any and all benefits received by the [agent] in exchange for signing the release." The court also stated that, "on the undisputed facts of record, there is no basis for claims of age discrimination." The EEOC and plaintiffs asked the court to clarify and/or reconsider its memorandum and order and in January 2007, the judge denied their request. In June 2007, the court reversed its prior ruling that the release was voidable and granted the Company's motions for summary judgment, ruling that the asserted claims were barred by the release signed by most plaintiffs.

Plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit ("Third Circuit"). In July 2009, the Third Circuit vacated the trial court's entry of summary judgment in the Company's favor and remanded the cases to the trial court for additional discovery, including additional discovery related to the validity of the release and waiver. In its opinion, the Third Circuit held that if the release and waiver is held to be valid, then all of the claims in Romero I and EEOC I are barred. Thus, if the waiver and release is upheld, then only the claims in Romero I asserted by the small group of employee agents who did not sign the release and waiver would remain for adjudication. In January 2010, following the remand, the cases were assigned to a new judge for further proceedings in the trial court. Plaintiffs filed their Second Amended Complaint on July 28, 2010. Plaintiffs seek broad but unspecified "make whole relief," including back pay, compensatory and punitive damages, liquidated damages, lost investment capital, attorneys' fees and costs, and equitable relief, including reinstatement to employee agent status with all attendant benefits for up to approximately 6,500 former employee agents. Despite the length of time that these matters have been pending, to date only limited discovery has occurred related to the damages claimed by individual plaintiffs, and no damages discovery has occurred related to the claims of the putative class. Nor have plaintiffs provided any calculations of the putative class's alleged back pay or the alleged liquidated, compensatory or punitive damages, instead asserting that such calculations will be provided at a later stage during expert discovery. Damage claims are subject to reduction by amounts and benefits received by plaintiffs and putative class members subsequent to their employment termination. Little to no discovery has occurred with respect to amounts earned or received by plaintiffs and putative class members in mitigation of their alleged losses. Alleged damage amounts and lost benefits of the approximately 6,500 putative class members also are subject to individual variation and determination dependent upon retirement dates, participation in employee benefit programs, and years of service. Discovery limited to the validity of the waiver and release is in process. At present, no class is certified. Summary judgment proceedings on the validity of the waiver and release are expected to occur in the first half of 2013.

- A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue ("Romero II"). These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. Romero II was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in 2005. In June 2007, the court granted the Company's motion to dismiss the case. Plaintiffs filed a notice of appeal with the Third Circuit. In July 2009, the Third Circuit vacated the district court's dismissal of the case and remanded the case to the trial court for additional discovery, and directed that the case be reassigned to another trial court judge. In its opinion, the Third Circuit held that if the release and waiver is held to be valid, then one of plaintiffs' three claims asserted in Romero II is barred. The Third Circuit directed the district court to consider on remand whether the other two claims asserted in Romero II are barred by the release and waiver. In January 2010, following the remand, the case was assigned to a new judge (the same judge for the Romero I and EEOC I cases) for further proceedings in the trial court. On April 23, 2010, plaintiffs filed their First Amended Complaint. Plaintiffs seek broad but unspecified "make whole" or other equitable relief, including losses of income and benefits as a result of their decision to retire from the Company between November 1, 1999 and December 31, 2000. They also seek repeal of the challenged amendments to the Agents Pension Plan with all attendant benefits revised and recalculated for thousands of former employee agents, and attorney's fees and costs. Despite the length of time that this matter has been pending, to date only limited discovery has occurred related to the damages claimed by individual plaintiffs, and no damages discovery has occurred related to the claims of the putative class. Nor have plaintiffs provided any calculations of the putative class's alleged losses, instead asserting that such calculations will be provided at a later stage during expert discovery. Damage claims are subject to reduction by amounts and benefits received by plaintiffs and putative class members subsequent to their employment termination. Little to no discovery has occurred with respect to amounts earned or received by plaintiffs and putative class members in mitigation of their alleged losses. Alleged damage amounts and lost benefits of the putative class members also are subject to individual variation and determination dependent upon retirement dates, participation in employee benefit programs, and years of service. As in Romero I and EEOC I, discovery at this time is limited to issues relating to the validity of the waiver and release. Class certification has not been decided. Summary judgment proceedings on the validity of the waiver and release are expected to occur in the first half of 2013.

In these agency program reorganization matters, the threshold issue of the validity and scope of the waiver and release is yet to be decided and, if decided in favor of the Company, would preclude any damages being awarded in Romero I and EEOC I and may also preclude damages from being awarded in Romero II. In the Company's judgment a

loss is not probable. Allstate has been vigorously defending these lawsuits and other matters related to its agency program reorganization.

Asbestos and environmental

Allstate's reserves for asbestos claims were $1.03 billion and $1.08 billion, net of reinsurance recoverables of $496 million and $529 million, as of December 31, 2012 and 2011, respectively. Reserves for environmental claims were $193 million and $185 million, net of reinsurance recoverables of $48 million and $40 million, as of December 31, 2012 and 2011, respectively. Approximately 58% and 59% of the total net asbestos and environmental reserves as of December 31, 2012 and 2011, respectively, were for incurred but not reported estimated losses.

Management believes its net loss reserves for asbestos, environmental and other discontinued lines exposures are appropriately established based on available facts, technology, laws and regulations. However, establishing net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are much greater than those presented by other types of claims. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimate. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. In addition, while the Company believes that improved actuarial techniques and databases have assisted in its ability to estimate asbestos, environmental, and other discontinued lines net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable losses. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

15. Income Taxes

The Company and its domestic subsidiaries file a consolidated federal income tax return. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.

The Internal Revenue Service ("IRS") is currently examining the Company's 2009 and 2010 federal income tax returns. The IRS has completed its examinations of the Company's federal income tax returns for 2005-2006 and 2007-2008 and the cases are under consideration at the IRS Appeals Office. The Company's tax years prior to 2005 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

The reconciliation of the change in the amount of unrecognized tax benefits for the years ended December 31 is as follows:

($ in millions)	**2012**	**2011**	**2010**
Balance — beginning of year	$ 25	$ 25	$ 22
Increase for tax positions taken in a prior year	—	—	1
Decrease for tax positions taken in a prior year	—	—	—
Increase for tax positions taken in the current year	—	—	2
Decrease for tax positions taken in the current year	—	—	—
(Decrease) increase for settlements	—	—	—
Reductions due to lapse of statute of limitations	—	—	—
Balance — end of year	$ 25	$ 25	$ 25

The Company believes it is reasonably possible that the liability balance will be reduced by $25 million within the next twelve months upon the resolution of an outstanding issue resulting from the 2005-2006 and 2007-2008 IRS examinations. Because of the impact of deferred tax accounting, recognition of previously unrecognized tax benefits is not expected to impact the Company's effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. The Company did not record interest income or expense relating to unrecognized tax benefits in income tax expense in 2012, 2011 or 2010. As of December 31, 2012 and 2011, there was no interest accrued with respect to unrecognized tax benefits. No amounts have been accrued for penalties.

The components of the deferred income tax assets and liabilities as of December 31 are as follows:

($ in millions)	2012	2011
Deferred assets		
Unearned premium reserves	$ 666	$ 656
Difference in tax bases of invested assets	353	564
Discount on loss reserves	280	315
Pension	278	255
Other postretirement benefits	218	188
Accrued compensation	212	213
Alternative minimum tax credit carryforward	165	255
Net operating loss carryforwards	64	203
Life and annuity reserves	—	10
Other assets	55	84
Total deferred assets	2,291	2,743
Valuation allowance	—	(67)
Net deferred assets	2,291	2,676
Deferred liabilities		
Unrealized net capital gains	(1,527)	(757)
DAC	(917)	(897)
Life and annuity reserves	(130)	—
Other intangible assets	(107)	(142)
Other liabilities	(207)	(158)
Total deferred liabilities	(2,888)	(1,954)
Net deferred (liability) asset	$ (597)	$ 722

Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowance, will be realized based on the Company's assessment that the deductions ultimately recognized for tax purposes will be fully utilized. The valuation allowance for deferred tax assets decreased by $67 million in 2012. The decrease was the result of a tax election made to waive the portion of Answer Financial's net operating loss carryforwards that were previously offset by a valuation allowance. The purpose of this tax election was to preserve Allstate's tax basis in Answer Financial.

As of December 31, 2012, the Company has net operating loss carryforwards of $182 million which will expire at the end of 2014 through 2029. In addition, the Company has an alternative minimum tax credit carryforward of $165 million which will be available to offset future tax liabilities indefinitely.

The components of income tax expense for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Current	$ 295	$ 14	$ 133
Deferred	705	158	56
Total income tax expense	$ 1,000	$ 172	$ 189

The Company paid income taxes of $280 million and $32 million in 2012 and 2011, respectively, and received refunds of $8 million in 2010. The Company had a current income tax receivable of $157 million as of both December 31, 2012 and 2011.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt income	(3.0)	(13.6)	(16.1)
Tax credits	(1.4)	(2.1)	(0.5)
Dividends received deduction	(0.5)	(1.8)	(1.5)
Adjustment to prior year tax liabilities	(0.1)	(0.8)	(0.2)
Other	0.3	1.2	0.5
Effective income tax rate	30.3%	17.9%	17.2%

16. Statutory Financial Information and Dividend Limitations

Allstate's domestic property-liability and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

Statutory net income and capital and surplus of Allstate's domestic insurance subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities are as follows:

($ in millions)	Net income			Capital and surplus	
	2012	2011	2010	2012	2011
Amounts by major business type:					
Property-Liability [(1)]	$ 2,014	$ 213	$ 1,064	$ 13,743	$ 11,992
Allstate Financial	456	(42)	(430)	3,536	3,600
Amount per statutory accounting practices	$ 2,470	$ 171	$ 634	$ 17,279	$ 15,592

[(1)] The Property-Liability statutory capital and surplus balances exclude wholly-owned subsidiaries included in the Allstate Financial segment.

Dividend Limitations

There are no regulatory restrictions that limit the payment of dividends by the Corporation, except those generally applicable to corporations incorporated in Delaware. Dividends are payable only out of certain components of shareholders' equity as permitted by Delaware law. However, the ability of the Corporation to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from AIC and other relevant factors.

The payment of shareholder dividends by AIC without the prior approval of the Illinois Department of Insurance ("IL DOI") is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. AIC paid dividends of $1.51 billion in 2012. The maximum amount of dividends AIC will be able to pay without prior IL DOI approval at a given point in time during 2013 is $1.95 billion, less dividends paid during the preceding twelve months measured at that point in time. The payment of a dividend in excess of this amount requires 30 days advance written notice to the IL DOI. The dividend is deemed approved, unless the IL DOI disapproves it within the 30 days notice period. Additionally, any dividend or other distribution must be paid out of unassigned surplus excluding unrealized appreciation from investments, which for AIC totaled $11.65 billion as of December 31, 2012, and cannot result in capital and surplus being less than the minimum amount required by law. All state insurance regulators have adopted risk-based capital ("RBC") requirements developed by the NAIC. Maintaining statutory capital and surplus at a level in

excess of the company action level allows the insurance company to avoid RBC regulatory action. AIC's total statutory capital and surplus exceeds its company action level RBC as of December 31, 2012. These requirements do not represent a significant constraint for the payment of dividends by AIC.

The amount of restricted net assets, as represented by the Corporation's investment in its insurance subsidiaries, was $25 billion as of December 31, 2012.

Intercompany transactions

Notification and approval of intercompany lending activities is also required by the IL DOI for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

17. Benefit Plans

Pension and other postretirement plans

Defined benefit pension plans cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. A cash balance formula was added to the Allstate Retirement Plan effective January 1, 2003. All eligible employees hired before August 1, 2002 were provided with a one-time opportunity to choose between the cash balance formula and the final average pay formula. The cash balance formula applies to all eligible employees hired after August 1, 2002.

The Company also provides certain health care subsidies for eligible employees hired before January 1, 2003 when they retire and their eligible dependents and certain life insurance benefits for eligible employees hired before January 1, 2003 when they retire ("postretirement benefits"). Qualified employees may become eligible for these benefits if they retire in accordance with the terms of the applicable plans and are continuously insured under the Company's group plans or other approved plans in accordance with the plan's participation requirements. The Company shares the cost of retiree medical benefits with non Medicare-eligible retirees based on years of service, with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. During 2009, the Company decided to change its approach for delivering benefits to Medicare-eligible retirees. The Company no longer offers medical benefits for Medicare-eligible retirees but instead provides a fixed Company contribution (based on years of service and other factors), which is not subject to adjustments for inflation.

The Company has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Obligations and funded status

The Company calculates benefit obligations based upon generally accepted actuarial methodologies using the projected benefit obligation ("PBO") for pension plans and the accumulated postretirement benefit obligation ("APBO") for other postretirement plans. The determination of pension costs and other postretirement obligations are determined using a December 31 measurement date. The benefit obligations represent the actuarial present value of all benefits attributed to employee service rendered as of the measurement date. The PBO is measured using the pension benefit formula and assumptions as to future compensation levels. A plan's funded status is calculated as the difference between the benefit obligation and the fair value of plan assets. The Company's funding policy for the pension plans is to make annual contributions at a level that is in accordance with regulations under the Internal Revenue Code ("IRC") and generally accepted actuarial principles. The Company's postretirement benefit plans are not funded.

The components of the plans' funded status that are reflected in the Consolidated Statements of Financial Position as of December 31 are as follows:

($ in millions)	Pension benefits		Postretirement benefits	
	2012	2011	2012	2011
Fair value of plan assets	$ 5,398	$ 4,675	$ —	$ —
Less: Benefit obligation	6,727	5,831	803	716
Funded status	$ (1,329)	$ (1,156)	$ (803)	$ (716)
Items not yet recognized as a component of net periodic cost:				
Net actuarial loss (gain)	$ 2,892	$ 2,546	$ (115)	$ (211)
Prior service credit	(1)	(3)	(129)	(152)
Unrecognized pension and other postretirement benefit cost, pre-tax	2,891	2,543	(244)	(363)
Deferred income tax	(1,012)	(890)	94	137
Unrecognized pension and other postretirement benefit cost	$ 1,879	$ 1,653	$ (150)	$ (226)

The increase of $346 million in the pension net actuarial loss during 2012 is primarily related to a decrease in the discount rate. The majority of the $2.89 billion net actuarial pension benefit losses not yet recognized as a component of net periodic cost in 2012 reflects decreases in the discount rate and the effect of unfavorable equity market conditions on the value of the pension plan assets in prior years. The decrease of $96 million in the OPEB net actuarial gain during 2012 is primarily related to a decrease in the discount rate and amortization of net actuarial gains. The decrease of $23 million in the OPEB prior service credit is related to amortization of prior service cost.

The change in 2012 in items not yet recognized as a component of net periodic cost, which is recorded in unrecognized pension and other postretirement benefit cost, is shown in the table below.

($ in millions)	Pension benefits	Postretirement benefits
Items not yet recognized as a component of net periodic cost — December 31, 2011	$ 2,543	$ (363)
Net actuarial loss arising during the period	555	76
Net actuarial (loss) gain amortized to net periodic benefit cost	(211)	20
Prior service cost arising during the period	—	—
Prior service credit amortized to net periodic benefit cost	2	23
Translation adjustment and other	2	—
Items not yet recognized as a component of net periodic cost — December 31, 2012	$ 2,891	$ (244)

The net actuarial loss (gain) is recognized as a component of net periodic cost amortized over the average remaining service period of active employees expected to receive benefits. Estimates of the net actuarial loss (gain) and prior service credit expected to be recognized as a component of net periodic benefit cost during 2013 are shown in the table below.

($ in millions)	Pension benefits	Postretirement benefits
Net actuarial loss (gain)	$ 261	$ (12)
Prior service credit	(2)	(23)

The accumulated benefit obligation ("ABO") for all defined benefit pension plans was $6.09 billion and $5.16 billion as of December 31, 2012 and 2011, respectively. The ABO is the actuarial present value of all benefits attributed by the pension benefit formula to employee service rendered at the measurement date. However, it differs from the PBO due to the exclusion of an assumption as to future compensation levels.

The PBO, ABO and fair value of plan assets for the Company's pension plans with an ABO in excess of plan assets were $6.35 billion, $5.75 billion and $5.02 billion, respectively, as of December 31, 2012 and $5.51 billion, $4.85 billion and $4.33 billion, respectively, as of December 31, 2011. Included in the accrued benefit cost of the pension benefits are certain unfunded non-qualified plans with accrued benefit costs of $146 million and $142 million for 2012 and 2011, respectively.

The changes in benefit obligations for all plans for the years ended December 31 are as follows:

($ in millions)	Pension benefits		Postretirement benefits	
	2012	2011	2012	2011
Benefit obligation, beginning of year	$ 5,831	$ 5,545	$ 716	$ 628
Service cost	152	151	13	11
Interest cost	298	322	36	37
Participant contributions	1	1	20	20
Actuarial loss	756	337	76	82
Benefits paid [1]	(312)	(511)	(59)	(61)
Translation adjustment and other	1	(14)	1	(1)
Benefit obligation, end of year	$ 6,727	$ 5,831	$ 803	$ 716

[1] Benefits paid include lump sum distributions, a portion of which may trigger settlement accounting treatment.

Components of net periodic cost

The components of net periodic cost for all plans for the years ended December 31 are as follows:

($ in millions)	Pension benefits			Postretirement benefits		
	2012	2011	2010	2012	2011	2010
Service cost	$ 152	$ 151	$ 150	$ 13	$ 11	$ 12
Interest cost	298	322	320	36	37	40
Expected return on plan assets	(393)	(367)	(331)	—	—	—
Amortization of:						
Prior service credit	(2)	(2)	(2)	(23)	(23)	(22)
Net actuarial loss (gain)	178	154	160	(20)	(30)	(22)
Settlement loss	33	46	48	—	1	—
Net periodic cost (credit)	$ 266	$ 304	$ 345	$ 6	$ (4)	$ 8

Assumptions

Weighted average assumptions used to determine net pension cost and net postretirement benefit cost for the years ended December 31 are:

($ in millions)	Pension benefits			Postretirement benefits		
	2012	2011	2010	2012	2011	2010
Discount rate	5.25%	6.00%	6.25%	5.25%	6.00%	6.25%
Rate of increase in compensation levels	4.5	4.0-4.5	4.0-4.5	n/a	n/a	n/a
Expected long-term rate of return on plan assets	8.5	8.5	8.5	n/a	n/a	n/a

Weighted average assumptions used to determine benefit obligations as of December 31 are listed in the following table.

	Pension benefits		Postretirement benefits	
	2012	2011	2012	2011
Discount rate	4.00%	5.25%	4.25%	5.25%
Rate of increase in compensation levels	3.5	4.0-4.5	n/a	n/a

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost is 7.20% for 2013, gradually declining to 4.5% in 2024 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits and the APBO by $3 million and $28 million, respectively. A one percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits and the APBO by $2 million and $25 million, respectively.

Pension plan assets

The change in pension plan assets for the years ended December 31 is as follows:

($ in millions)	**2012**	**2011**
Fair value of plan assets, beginning of year	$ 4,675	$ 4,669
Actual return on plan assets	594	267
Employer contribution	439	264
Benefits paid	(312)	(511)
Translation adjustment and other	2	(14)
Fair value of plan assets, end of year	$ 5,398	$ 4,675

In general, the Company's pension plan assets are managed in accordance with investment policies approved by pension investment committees. The purpose of the policies is to ensure the plans' long-term ability to meet benefit obligations by prudently investing plan assets and Company contributions, while taking into consideration regulatory and legal requirements and current market conditions. The investment policies are reviewed periodically and specify target plan asset allocation by asset category. In addition, the policies specify various asset allocation and other risk limits. The pension plans' asset exposure within each asset category is tracked against widely accepted established benchmarks for each asset class with limits on variation from the benchmark established in the investment policy. Pension plan assets are regularly monitored for compliance with these limits and other risk limits specified in the investment policies.

The pension plans' target asset allocation and the actual percentage of plan assets, by asset category as of December 31, 2012 are as follows:

	Target asset allocation	**Actual percentage of plan assets**	
Asset category	**2012**	**2012**	**2011**
Equity securities	42 - 55%	50%	48%
Fixed income securities	35 - 48	38	38
Limited partnership interests	12 - 23	9	10
Short-term investments and other	1 - 3	3	4
Total [1]		100%	100%

[1] Securities lending collateral reinvestment is excluded from target and actual percentage of plan assets.

The target asset allocation for an asset category may be achieved either through direct investment holdings, through replication using derivative instruments (e.g., futures or swaps) or net of hedges using derivative instruments to reduce exposure to an asset category. The notional amount of derivatives used for replication net of the notional amount of hedges is limited to 115% of total plan assets. Market performance of the different asset categories may, from time to time, cause deviation from the target asset allocation. The asset allocation mix is reviewed on a periodic basis and rebalanced to bring the allocation within the target ranges.

Outside the target asset allocation, the pension plans participate in a securities lending program to enhance returns. U.S. government fixed income securities and U.S. equity securities are lent out and cash collateral is invested 28% in fixed income securities and 72% in short-term investments.

The following table presents the fair values of pension plan assets as of December 31, 2012.

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2012
Assets				
Equity securities:				
U.S.	$ 13	$ 2,042	$ 68	$ 2,123
International	136	198	246	580
Fixed income securities:				
U.S. government and agencies	799	78	—	877
Foreign government	—	32	—	32
Municipal	—	—	129	129
Corporate	—	994	10	1,004
RMBS	—	95	—	95
Short-term investments	56	424	—	480
Limited partnership interests:				
Real estate funds [1]	—	—	214	214
Private equity funds [2]	—	—	199	199
Hedge funds [3]	—	—	80	80
Cash and cash equivalents	17	—	—	17
Free-standing derivatives:				
Assets	—	—	—	—
Liabilities	—	—	—	—
Total plan assets at fair value	$ 1,021	$ 3,863	$ 946	5,830
% of total plan assets at fair value	17.5%	66.3%	16.2%	100.0%
Securities lending obligation [4]				(463)
Other net plan assets [5]				31
Total reported plan assets				$ 5,398

[1] Real estate funds held by the pension plans are primarily invested in U.S. commercial real estate.

[2] Private equity funds held by the pension plans are primarily comprised of North American buyout funds.

[3] Hedge funds held by the pension plans primarily comprise fund of funds investments in diversified pools of capital across funds with underlying strategies such as convertible arbitrage, equity market neutral, fixed income arbitrage, global macro, commodity trading advisors, long short equity, short biased equity, and event driven.

[4] The securities lending obligation represents the plan's obligation to return securities lending collateral received under a securities lending program. The terms of the program allow both the plan and the counterparty the right and ability to redeem/return the securities loaned on short notice. Due to its relatively short-term nature, the outstanding balance of the obligation approximates fair value.

[5] Other net plan assets represent interest and dividends receivable and net receivables related to settlements of investment transactions, such as purchases and sales.

The following table presents the fair values of pension plan assets as of December 31, 2011.

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2011
Assets				
Equity securities:				
U.S.	$ 11	$ 817	$ 64	$ 892
International	116	986	245	1,347
Fixed income securities:				
U.S. government and agencies	634	120	—	754
Foreign government	—	26	—	26
Municipal	—	—	163	163
Corporate	—	869	9	878
RMBS	—	119	—	119
Short-term investments	33	494	—	527
Limited partnership interests:				
Real estate funds	—	—	192	192
Private equity funds	—	—	186	186
Hedge funds	—	—	79	79
Cash and cash equivalents	18	—	—	18
Free-standing derivatives:				
Assets	1	2	—	3
Liabilities	(2)	(4)	—	(6)
Total plan assets at fair value	$ 811	$ 3,429	$ 938	5,178
% of total plan assets at fair value	15.7%	66.2%	18.1%	100.0%
Securities lending obligation				(554)
Other net plan assets				51
Total reported plan assets				$ 4,675

The fair values of pension plan assets are estimated using the same methodologies and inputs as those used to determine the fair values for the respective asset category of the Company. These methodologies and inputs are disclosed in Note 6.

The following table presents the rollforward of Level 3 plan assets for the year ended December 31, 2012.

($ in millions)		Actual return on plan assets:				
	Balance as of December 31, 2011	Relating to assets sold during the period	Relating to assets still held at the reporting date	Purchases, sales and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2012
Assets						
Equity securities:						
U. S.	$ 64	$ —	$ 7	$ (3)	$ —	$ 68
International	245	—	1	—	—	246
Fixed income securities:						
Municipal	163	5	(2)	(37)	—	129
Corporate	9	1	—	—	—	10
Limited partnership interests:						
Real estate funds	192	16	2	4	—	214
Private equity funds	186	8	(6)	11	—	199
Hedge funds	79	—	1	—	—	80
Total Level 3 plan assets	$ 938	$ 30	$ 3	$ (25)	$ —	$ 946

The following table presents the rollforward of Level 3 plan assets for the year ended December 31, 2011.

($ in millions)		Actual return on plan assets:				
	Balance as of December 31, 2010	Relating to assets sold during the period	Relating to assets still held at the reporting date	Purchases, sales and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2011
Assets						
Equity securities:						
U. S.	$ 6	$ —	$ (2)	$ 60	$ —	$ 64
International	253	—	(5)	(3)	—	245
Fixed income securities:						
Municipal	222	—	1	(60)	—	163
Corporate	10	1	—	(2)	—	9
RMBS	48	(8)	8	(30)	(18)	—
Limited partnership interests:						
Real estate funds	167	(1)	29	(3)	—	192
Private equity funds	166	1	22	(3)	—	186
Hedge funds	120	43	(43)	(41)	—	79
Total Level 3 plan assets	$ 992	$ 36	$ 10	$ (82)	$ (18)	$ 938

The following table presents the rollforward of Level 3 plan assets for the year ended December 31, 2010.

($ in millions)		Actual return on plan assets:				
	Balance as of December 31, 2009	Relating to assets sold during the period	Relating to assets still held at the reporting date	Purchases, sales and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2010
Assets						
Equity securities:						
U. S.	$ 4	$ —	$ 2	$ —	$ —	$ 6
International	233	1	7	12	—	253
Fixed income securities:						
Municipal	344	—	(2)	(114)	(6)	222
Corporate	10	—	—	—	—	10
ABS	32	(1)	—	(31)	—	—
RMBS	61	(10)	23	(26)	—	48
Limited partnership interests:						
Real estate funds	135	(4)	3	33	—	167
Private equity funds	149	—	19	(2)	—	166
Hedge funds	135	(59)	66	(22)	—	120
Total Level 3 plan assets	$ 1,103	$ (73)	$ 118	$ (150)	$ (6)	$ 992

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. The Company's assumption for the expected long-term rate of return on plan assets is reviewed annually giving consideration to appropriate financial data including, but not limited to, the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets and other relevant market data. Given the long-term forward looking nature of this assumption, the actual returns in any one year do not immediately result in a change. In giving consideration to the targeted plan asset allocation, the Company evaluated returns using the same sources it has used historically which include: historical average asset class returns from an independent nationally recognized vendor of this type of data blended together using the asset allocation policy weights for the Company's pension plans; asset class return forecasts from a large global independent asset management firm that specializes in providing multi-asset class investment fund products which were blended together using the asset allocation policy weights; and expected portfolio returns from a proprietary simulation methodology of a widely recognized external investment consulting firm that performs asset allocation and actuarial services for corporate pension plan sponsors. This same methodology has been applied on a consistent basis each year. All of these were consistent with the Company's long-term rate of return on plan assets assumption of 8.50% used for 2012 and 7.75% that will be used for 2013. The decrease in the long-term rate of return on plan assets assumption for 2013 is primarily due to the existing global macroeconomic environment which, while stable, has an elevated level of risk and conditions that remain in the global financial markets and whose resolution is expected to reduce future domestic and foreign economic growth rates and expected investment returns. As of the 2012 measurement date, the arithmetic average of the annual actual return on plan assets for the most recent 10 and 5 years was 8.7% and 3.6%, respectively.

Pension plan assets did not include any of the Company's common stock as of December 31, 2012 or 2011.

Cash flows

There was no required cash contribution necessary to satisfy the minimum funding requirement under the IRC for the tax qualified pension plans as of December 31, 2012. The Company currently plans to contribute $578 million to its pension plans in 2013.

The Company contributed $39 million and $41 million to the postretirement benefit plans in 2012 and 2011, respectively. Contributions by participants were $20 million and $20 million in 2012 and 2011, respectively.

Estimated future benefit payments

Estimated future benefit payments expected to be paid in the next 10 years, based on the assumptions used to measure the Company's benefit obligation as of December 31, 2012, are presented in the table below. Effective January 1,

2010, the Company no longer participates in the Retiree Drug Subsidy program due to the change in the Company's retiree medical plan for Medicare-eligible retirees.

($ in millions)	Pension benefits	Postretirement benefits: Gross benefit payments
2013	$ 318	$ 44
2014	345	45
2015	357	47
2016	383	48
2017	417	50
2018-2022	2,483	275
Total benefit payments	$ 4,303	$ 509

Allstate 401(k) Savings Plan

Employees of the Company, with the exception of those employed by the Company's international, Sterling Collision Centers ("Sterling"), Esurance and Answer Financial subsidiaries, are eligible to become members of the Allstate 401(k) Savings Plan ("Allstate Plan"). The Company's contributions are based on the Company's matching obligation and certain performance measures. The Company is responsible for funding its anticipated contribution to the Allstate Plan, and may, at the discretion of management, use the ESOP to pre-fund certain portions. In connection with the Allstate Plan, the Company has a note from the ESOP with a principal balance of $22 million as of December 31, 2012. The ESOP note has a fixed interest rate of 7.9% and matures in 2019. The Company records dividends on the ESOP shares in retained income and all the shares held by the ESOP are included in basic and diluted weighted average common shares outstanding.

The Company's contribution to the Allstate Plan was $52 million, $48 million and $36 million in 2012, 2011 and 2010, respectively. These amounts were reduced by the ESOP benefit computed for the years ended December 31 as follows:

($ in millions)	2012	2011	2010
Interest expense recognized by ESOP	$ 2	$ 2	$ 2
Less: dividends accrued on ESOP shares	(2)	(2)	(2)
Cost of shares allocated	2	2	2
Compensation expense	2	2	2
Reduction of defined contribution due to ESOP	10	9	11
ESOP benefit	$ (8)	$ (7)	$ (9)

The Company made no contributions to the ESOP in 2012, 2011 and 2010. As of December 31, 2012, total committed to be released, allocated and unallocated ESOP shares were 0.2 million, 34 million and 5 million, respectively.

Allstate's Canadian, Sterling, Esurance and Answer Financial subsidiaries sponsor defined contribution plans for their eligible employees. Expense for these plans was $7 million, $7 million and $5 million in 2012, 2011 and 2010, respectively.

18. Equity Incentive Plans

The Company currently has equity incentive plans under which the Company grants nonqualified stock options, restricted stock units and performance stock awards to certain employees and directors of the Company. The total compensation expense related to equity awards was $86 million, $64 million and $68 million and the total income tax benefits were $30 million, $21 million and $23 million for 2012, 2011 and 2010, respectively. Total cash received from the exercise of options was $99 million, $19 million and $28 million for 2012, 2011 and 2010, respectively. Total tax benefit realized on options exercised and stock unrestricted was $28 million, $10 million and $11 million for 2012, 2011 and 2010, respectively.

The Company records compensation expense related to awards under these plans over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. Compensation expense for performance share

awards is based on the probable number of awards expected to vest using the performance level most likely to be achieved at the end of the performance period. As of December 31, 2012, total unrecognized compensation cost related to all nonvested awards was $100 million, of which $43 million related to nonqualified stock options which are expected to be recognized over the weighted average vesting period of 2.15 years, $46 million related to restricted stock units which are expected to be recognized over the weighted average vesting period of 2.22 years and $11 million related to performance stock awards which are expected to be recognized over the weighted average vesting period of 1.91 years.

Options are granted to employees with exercise prices equal to the closing share price of the Company's common stock on the applicable grant date. Options granted to employees generally vest 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. Options granted prior to 2010 vest ratably over a four year period. Options may be exercised once vested and will expire ten years after the date of grant. Upon normal retirement, which is defined as either age 60 with five years of service or age 55 with ten years of service, all options granted more than 12 months before retirement, and a pro-rata portion of options granted within 12 months of retirement, continue to vest as scheduled. When the options become vested, they may be exercised on or before the earlier of the option expiration date or the fifth anniversary of the employee's retirement. If termination of employment is a result of death or disability, then all options vest immediately and may be exercised on or before the earlier of the option expiration date or the second anniversary of the date of termination of employment. Vested options may be exercised within three months and unvested options are forfeited following any other type of termination of employment except termination after a change in control.

Restricted stock units generally vest and unrestrict 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date, except for directors whose awards vest immediately and unrestrict after leaving the board. Restricted stock units granted to employees prior to 2010 vest and unrestrict in full on the fourth anniversary of the grant date. Upon normal retirement, all restricted stock units granted more than 12 months before retirement, and a pro-rata portion of restricted stock units granted within 12 months of retirement, continue to unrestrict as provided for in the original grant. Upon termination of employment as a result of death or disability, all restricted stock units vest. Unvested restricted stock units are forfeited following any other type of termination of employment except termination after a change in control.

Performance stock awards vest and are converted into shares of stock on the third anniversary of the grant date. Upon normal retirement occurring 12 months or more from the grant date, the number of performance stock awards earned based on the attainment of performance goals for each of the performance periods continue to vest as scheduled. Upon normal retirement occurring within 12 months of the grant date, a pro-rata portion of the performance stock awards earned based on the attainment of the performance goals for each of the performance periods continue to vest as scheduled. Upon termination of employment as a result of death or disability, the number of performance stock awards that have been earned based on attainment of the performance goals for completed performance periods plus the target number of performance stock awards granted for any incomplete performance periods vest immediately. Unvested performance stock awards are forfeited following any other type of termination of employment except termination after a change in control.

A total of 77.8 million shares of common stock were authorized to be used for awards under the plans, subject to adjustment in accordance with the plans' terms. As of December 31, 2012, 16.2 million shares were reserved and remained available for future issuance under these plans. The Company uses its treasury shares for these issuances.

The fair value of each option grant is estimated on the date of grant using a binomial lattice model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. In addition, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the binominal lattice model and represents the period of time that options granted are expected to be outstanding. The expected volatility of the price of the underlying shares is implied based on traded options and historical volatility of the Company's common stock. The expected dividends were based on the current dividend yield of the Company's stock as of the date of the grant. The

risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used are shown in the following table.

	2012	2011	2010
Weighted average expected term	9.0 years	7.9 years	7.8 years
Expected volatility	20.2 - 53.9%	22.1 - 53.9%	23.7 - 52.3%
Weighted average volatility	34.6%	35.1%	35.1%
Expected dividends	2.2 - 3.0%	2.5 - 3.7%	2.4 - 2.8%
Weighted average expected dividends	2.8%	2.7%	2.6%
Risk-free rate	0.0 - 2.2%	0.0 - 3.5%	0.1 - 3.9%

A summary of option activity for the year ended December 31, 2012 is shown in the following table.

	Number (in 000s)	Weighted average exercise price	Aggregate intrinsic value (in 000s)	Weighted average remaining contractual term (years)
Outstanding as of January 1, 2012	33,947	$ 39.00		
Granted	3,727	31.62		
Exercised	(4,113)	24.00		
Forfeited	(619)	29.86		
Expired	(3,299)	43.81		
Outstanding as of December 31, 2012	29,643	39.81	$ 193,556	5.1
Outstanding, net of expected forfeitures	29,371	39.89	191,143	5.1
Outstanding, exercisable ("vested")	18,840	46.07	71,729	3.5

The weighted average grant date fair value of options granted was $8.69, $9.49 and $9.89 during 2012, 2011 and 2010, respectively. The intrinsic value, which is the difference between the fair value and the exercise price, of options exercised was $52 million, $15 million and $16 million during 2012, 2011 and 2010, respectively.

The changes in restricted stock units are shown in the following table for the year ended December 31, 2012.

	Number (in 000s)	Weighted average grant date fair value
Nonvested as of January 1, 2012	4,326	$ 28.76
Granted	1,253	31.89
Vested	(939)	40.13
Forfeited	(188)	28.15
Nonvested as of December 31, 2012	4,452	27.27

The fair value of restricted stock units is based on the market value of the Company's stock as of the date of the grant. The market value in part reflects the payment of future dividends expected. The weighted average grant date fair value of restricted stock units granted was $31.89, $31.38 and $31.32 during 2012, 2011 and 2010, respectively. The total fair value of restricted stock units vested was $30 million, $13 million and $16 million during 2012, 2011 and 2010, respectively.

The changes in performance stock awards are shown in the following table for the year ended December 31, 2012.

	Number (in 000s)	Weighted average grant date fair value
Nonvested as of January 1, 2012	—	$ —
Granted	460	31.41
Vested	—	—
Forfeited	(23)	31.00
Nonvested as of December 31, 2012	437	31.43

The fair value of performance stock awards is based on the market value of the Company's stock as of the date of the grant. The market value in part reflects the payment of future dividends expected. The weighted average grant date fair value of performance stock awards granted was $31.41 during 2012. None of the performance stock awards vested during 2012.

The tax benefit realized in 2012, 2011 and 2010 related to tax deductions from stock option exercises and included in shareholders' equity was $8 million, $3 million and $4 million, respectively. The tax benefit (expense) realized in 2012, 2011 and 2010 related to all stock-based compensation and recorded directly to shareholders' equity was $6 million, $(0.4) million and $0.5 million, respectively.

19. Reporting Segments

Allstate management is organized around products and services, and this structure is considered in the identification of its four reportable segments. These segments and their respective operations are as follows:

Allstate Protection principally sells private passenger auto and homeowners insurance in the United States and Canada. Revenues from external customers generated outside the United States were $992 million, $892 million and $741 million in 2012, 2011 and 2010, respectively. The Company evaluates the results of this segment based upon underwriting results.

Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from asbestos, environmental and other discontinued lines claims, and certain commercial and other businesses in run-off. This segment also includes the historical results of the commercial and reinsurance businesses sold in 1996. The Company evaluates the results of this segment based upon underwriting results.

Allstate Financial sells life insurance, voluntary accident and health insurance and retirement and investment products. The principal individual products are interest-sensitive, traditional and variable life insurance; voluntary accident and health insurance; and fixed annuities including deferred and immediate. The institutional product line, which the Company most recently offered in 2008, consists primarily of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Allstate Financial had no revenues from external customers generated outside the United States in 2012, 2011 or 2010. The Company evaluates the results of this segment based upon operating income.

Corporate and Other comprises holding company activities and certain non-insurance operations.

Allstate Protection and Discontinued Lines and Coverages comprise Property-Liability. The Company does not allocate Property-Liability investment income, realized capital gains and losses, or assets to the Allstate Protection and Discontinued Lines and Coverages segments. Management reviews assets at the Property-Liability, Allstate Financial, and Corporate and Other levels for decision-making purposes.

The accounting policies of the reportable segments are the same as those described in Note 2. The effects of certain inter-segment transactions are excluded from segment performance evaluation and therefore are eliminated in the segment results.

Measuring segment profit or loss

The measure of segment profit or loss used by Allstate's management in evaluating performance is underwriting income (loss) for the Allstate Protection and Discontinued Lines and Coverages segments and operating income for the Allstate Financial and Corporate and Other segments. A reconciliation of these measures to net income (loss) is provided below.

Underwriting income (loss) is calculated as premiums earned, less claims and claims expenses ("losses"), amortization of DAC, operating costs and expenses, and restructuring and related charges as determined using GAAP.

Operating income (loss) is net income (loss) excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income (loss),
- valuation changes on embedded derivatives that are not hedged, after-tax,
- amortization of DAC and DSI, to the extent they resulted from the recognition of certain realized capital gains and losses or valuation changes on embedded derivatives that are not hedged, after-tax,
- business combination expenses and the amortization of purchased intangible assets, after-tax,
- gain (loss) on disposition of operations, after-tax, and
- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Summarized revenue data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Revenues			
Property-Liability			
Property-liability insurance premiums			
Standard auto	$ 17,213	$ 16,500	$ 16,530
Non-standard auto	715	799	905
Total auto	17,928	17,299	17,435
Homeowners	6,359	6,200	6,078
Other personal lines	2,450	2,443	2,442
Allstate Protection	26,737	25,942	25,955
Discontinued Lines and Coverages	—	—	2
Total property-liability insurance premiums	26,737	25,942	25,957
Net investment income	1,326	1,201	1,189
Realized capital gains and losses	335	85	(321)
Total Property-Liability	28,398	27,228	26,825
Allstate Financial			
Life and annuity premiums and contract charges			
Traditional life insurance	470	441	420
Immediate annuities with life contingencies	45	106	97
Accident and health insurance	653	643	621
Total life and annuity premiums	1,168	1,190	1,138
Interest-sensitive life insurance	1,055	1,015	991
Fixed annuities	18	33	39
Total contract charges	1,073	1,048	1,030
Total life and annuity premiums and contract charges	2,241	2,238	2,168
Net investment income	2,647	2,716	2,853
Realized capital gains and losses	(13)	388	(517)
Total Allstate Financial	4,875	5,342	4,504
Corporate and Other			
Service fees	4	7	11
Net investment income	37	54	60
Realized capital gains and losses	5	30	11
Total Corporate and Other before reclassification of service fees	46	91	82
Reclassification of service fees [1]	(4)	(7)	(11)
Total Corporate and Other	42	84	71
Consolidated revenues	$ 33,315	$ 32,654	$ 31,400

[1] For presentation in the Consolidated Statements of Operations, service fees of the Corporate and Other segment are reclassified to operating costs and expenses.

Summarized financial performance data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Net income			
Property-Liability			
Underwriting income (loss)			
Allstate Protection	$ 1,253	$ (857)	$ 525
Discontinued Lines and Coverages	(53)	(25)	(31)
Total underwriting income (loss)	1,200	(882)	494
Net investment income	1,326	1,201	1,189
Income tax (expense) benefit on operations	(779)	30	(426)
Realized capital gains and losses, after-tax	221	54	(207)
Gain on disposition of operations, after-tax	—	—	3
Property-Liability net income	1,968	403	1,053
Allstate Financial			
Life and annuity premiums and contract charges	2,241	2,238	2,168
Net investment income	2,647	2,716	2,853
Periodic settlements and accruals on non-hedge derivative instruments	55	70	51
Contract benefits and interest credited to contractholder funds	(3,252)	(3,378)	(3,613)
Operating costs and expenses and amortization of deferred policy acquisition costs	(926)	(898)	(804)
Restructuring and related charges	—	(1)	3
Income tax expense on operations	(236)	(240)	(214)
Operating income	529	507	444
Realized capital gains and losses, after-tax	(8)	250	(337)
Valuation changes on embedded derivatives that are not hedged, after-tax	82	(12)	—
DAC and DSI amortization related to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged, after-tax	(42)	(108)	(29)
DAC and DSI unlocking related to realized capital gains and losses, after-tax	4	3	(12)
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	(36)	(45)	(33)
Gain (loss) on disposition of operations, after-tax	12	(5)	9
Allstate Financial net income	541	590	42
Corporate and Other			
Service fees [(1)]	4	7	11
Net investment income	37	54	60
Operating costs and expenses [(1)]	(383)	(403)	(390)
Income tax benefit on operations	136	126	128
Operating loss	(206)	(216)	(191)
Realized capital gains and losses, after-tax	3	20	7
Business combination expenses, after-tax	—	(10)	—
Corporate and Other net loss	(203)	(206)	(184)
Consolidated net income	$ 2,306	$ 787	$ 911

[(1)] For presentation in the Consolidated Statements of Operations, service fees of the Corporate and Other segment are reclassified to operating costs and expenses.

Additional significant financial performance data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2012	2011	2010
Amortization of DAC			
Property-Liability	$ 3,483	$ 3,477	$ 3,517
Allstate Financial	401	494	290
Consolidated	$ 3,884	$ 3,971	$ 3,807
Income tax expense			
Property-Liability	$ 893	$ 1	$ 314
Allstate Financial	241	289	(1)
Corporate and Other	(134)	(118)	(124)
Consolidated	$ 1,000	$ 172	$ 189

Interest expense is primarily incurred in the Corporate and Other segment. Capital expenditures for long-lived assets are generally made in the Property-Liability segment. A portion of these long-lived assets are used by entities included in the Allstate Financial and Corporate and Other segments and, accordingly, are charged expenses in proportion to their use.

Summarized data for total assets and investments for each of the Company's reportable segments as of December 31 are as follows:

($ in millions)	2012	2011	2010
Assets			
Property-Liability	$ 52,201	$ 49,791	$ 47,536
Allstate Financial	72,368	72,526	78,732
Corporate and Other	2,378	2,876	4,232
Consolidated	$ 126,947	$ 125,193	$ 130,500
Investments			
Property-Liability	$ 38,215	$ 35,998	$ 35,048
Allstate Financial	56,999	57,373	61,582
Corporate and Other	2,064	2,247	3,853
Consolidated	$ 97,278	$ 95,618	$ 100,483

The balances above reflect the elimination of related party investments between segments.

20. Other Comprehensive Income

The components of other comprehensive income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

($ in millions)	2012			2011			2010		
	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Unrealized net holding gains arising during the period, net of related offsets	$ 2,428	$ (848)	$ 1,580	$ 1,493	$ (524)	$ 969	$ 2,717	$ (950)	$ 1,767
Less: reclassification adjustment of realized capital gains and losses	225	(79)	146	795	(278)	517	(221)	77	(144)
Unrealized net capital gains and losses	2,203	(769)	1,434	698	(246)	452	2,938	(1,027)	1,911
Unrealized foreign currency translation adjustments	22	(8)	14	(18)	6	(12)	35	(12)	23
Unrecognized pension and other postretirement benefit cost	(468)	166	(302)	(371)	132	(239)	142	(48)	94
Other comprehensive income	$ 1,757	$ (611)	$ 1,146	$ 309	$ (108)	$ 201	$ 3,115	$ (1,087)	$ 2,028

21. Quarterly Results (unaudited)

($ in millions, except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues	$ 8,362	$ 8,095	$ 8,278	$ 8,081	$ 8,128	$ 8,242	$ 8,547	$ 8,236
Net income (loss)	766	524	423	(624)	723	175	394	712
Net income (loss) earnings per share — Basic	1.54	0.99	0.86	(1.19)	1.49	0.34	0.82	1.41
Net income (loss) earnings per share — Diluted	1.53	0.98	0.86	(1.19)	1.48	0.34	0.81	1.40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Allstate Corporation
Northbrook, IL 60062

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Item 9A. Controls and Procedures.* Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Allstate Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 2013

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Investor Information

Corporate Headquarters/ Home Office
The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062-6127
(800) 574-3553
www.allstate.com

Annual Meeting
Shareholders of record are invited to attend the annual meeting of The Allstate Corporation on Tuesday, May 21, 2013, 11:00 a.m. (doors open at 10:00 a.m.) at Allstate West Plaza 3100 Sanders Road Northbrook, Illinois 60062-7154

Holders of common stock of record at the close of business on March 22, 2013 are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

Transfer Agent/Shareholder Records
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact Wells Fargo Shareowner Services, in any of the following ways:

BY TELEPHONE:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

BY FAX:
(651) 450-4033

BY MAIL:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

BY CERTIFIED/OVERNIGHT MAIL:
Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

ON THE INTERNET-
account information:
www.shareowneronline.com

Allstate 401(k) Savings Plan
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772.

Investor Relations
Security analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact:

Investor Relations
The Allstate Corporation
2775 Sanders Road, Suite F3SE
Northbrook, IL 60062-6127
(800) 416-8803
invrel@allstate.com

Communications to the Board of Directors
Shareholders or other interested parties who wish to communicate to the Board of Directors may do so by mail or email as follows. Please let us know if you are a shareholder.

BY EMAIL:
directors@allstate.com

BY MAIL:

The Allstate Corporation
Nominating & Governance Committee
c/o General Counsel
Allstate Insurance Company
2775 Sanders Road, Suite F7
Northbrook, IL 60062-6127

Code of Ethics
Allstate's Code of Ethics is available on the Corporate Governance portion of the company's website, *www.allstate.com.*

Corporate Social Responsibility
Information on Allstate's social responsibility programs is available at *www.allstate.com/social-responsibility.*

Common Stock and Dividend Information
(in dollars)

	HIGH	LOW	CLOSE	DIVIDENDS DECLARED
2012				
First Quarter	33.33	26.98	32.92	0.22
Second Quarter	35.15	31.93	35.09	0.22
Third Quarter	40.72	33.35	39.61	0.22
Fourth Quarter	42.81	37.92	40.17	0.22
2011				
First Quarter	32.61	30.43	31.78	0.21
Second Quarter	34.40	29.27	30.53	0.21
Third Quarter	31.01	22.27	23.69	0.21
Fourth Quarter	27.98	22.34	27.41	0.21

Stock price ranges are from the New York Stock Exchange Composite listing. As of 4:00 p.m. (EST) on February 1, 2013, the closing price of Allstate common stock as reported on the New York Stock Exchange was $44.84 and there were 97,826 shareholders of record.

Media Inquiries
Allstate Media Relations
2775 Sanders Road
Northbrook, IL 60062-6127
(847) 402-5600

Form 10-K, Other Reports
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2012, by contacting:

Investor Relations
The Allstate Corporation
2775 Sanders Road, Suite F3SE
Northbrook, IL 60062-6127
(800) 416-8803
invrel@allstate.com

The Allstate Corporation's Annual Report is available online at:
www.allstate.com/annualreport

Stock Exchange Listing
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL." Common stock is also listed on the Chicago Stock Exchange.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301

Online Information
You can access financial and other information about Allstate on our website, *www.allstateinvestors.com*, including executive speeches, investor conference calls and quarterly investor information.

SOY


Printed on recycled paper

Allstate Gives Back

Allstate is a "Main Street" company. We live and work in small towns and big cities across the United States and Canada. Our customers are our neighbors. So naturally, we want to improve the quality of life for the people and in the places we know best.



Supply Chain Practices We integrate sustainable business practices throughout our entire supply chain, promoting sustainable procurement policies, sound environmental policies and supplier diversity.

Advocacy In 2012, Allstate played a major role in passing key elements of the STANDUP Act, which provides incentives to states to improve their teen safe driving laws. Also, through the ProtectingAmerica.org coalition, we advocated for comprehensive legislation to better prepare and protect America from natural catastrophes.

The Environment While Allstate has less impact on the environment than an industrial or manufacturing company, we take our impact seriously. In 2012, we were one of 15 Standard & Poor's 500® companies recognized by the Carbon Disclosure Project for leadership in addressing risks and opportunities presented by climate change. Between 2009 and 2012, we reduced paper use in our offices by more than 50 percent and lowered the volume of paper sent to customers by nearly 28 percent through programs like EZPay, eBill and ePolicy.

For more information, visit **www.allstate.com/social-responsibility**



The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062-6127
www.allstate.com/annualreport